Form 40-F
period 2002-08-31
CORUS ENTERTAINMENT INC
filed 2003-01-21
CIK 1100868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended:	August 31, 2002
Commission File number:	001-14992

CORUS ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	4832, 4833 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)

BCE Place
181 Bay Street, Suite 1630
P.O. Box 767
Toronto, Ontario
M5J 2T3 Canada
(416) 642-3770
(Address and telephone number of registrant’s principal executive office)

CT Corporation System
111 8th Avenue, 13th Floor
New York, New York 10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Class B Non-Voting Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 8 3/4% Senior Subordinated Notes due 2012

For annual reports, indicate by check mark the information filed with this form:

☑	Annual Information Form	☑	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Shares	1,838,712
Class B Non-Voting Shares	40,802,588

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).
If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes	☐	No	☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by
Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and
(2) has been subject to such filing requirements in the past 90 days.

Yes	☑	No	☐

ANNUAL INFORMATION FORM

2002

Corus Entertainment Inc.

October 31, 2002

ANNUAL INFORMATION FORM
CORUS ENTERTAINMENT INC.

Table of Contents

INCORPORATION OF CORUS	3
Organization and Name	3
Subsidiaries	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Historical Background	5
Significant Acquisitions and Divestitures Prior to Fiscal 2002	5
Significant Acquisitions and Divestitures – Fiscal 2002	6
DESCRIPTION OF THE BUSINESS	7
Radio Broadcasting	7
Description of the Industry	7
Competition	8
Business Overview	8
Operating Strategy	11
Television	11
Description of the Industry	11
Competition	13
Business Overview	13
Operating Strategy	15
Content	16
Description of the Industry	16
Competition	17
Business Overview	17
Operating Strategy	20
GENERAL INFORMATION	20
Intellectual Properties	20
Principal Properties	20
Employees	22
Legal	22
Environmental	22
Controls and Procedures	22
CANADIAN COMMUNICATIONS INDUSTRY REGULATORY ENVIRONMENT	23
Canadian Radio-television and Telecommunications Commission	23
Industry Canada	23
Restrictions on Non-Canadian Ownership	23
Broadcasting Services	24
Radio Undertakings	24
Specialty Television and Pay Television Undertakings	24
Ownership of Specialty and Pay Devices	25
Local Television Undertakings	25
Pay Audio Services	25
Canadian Content Requirement for Broadcasters	26
Film and Television Tax Credits and Grants	26
International Treaty Co-Productions	26
Competition Act Requirements	26
Investment Canada Act	27
Copyright Act Requirements	27
SELECTED CONSOLIDATED FINANCIAL INFORMATION	28
DIVIDEND POLICY	28
MANAGEMENT’S DISCUSSION AND ANALYSIS	29
MARKET FOR SECURITIES	29
DIRECTORS AND OFFICERS	30
ADDITIONAL INFORMATION	32

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on our current expectations and our projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things: our ability to attract and retain advertising revenues; audience acceptance of our radio stations, specialty television networks and the television programs we produce; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to protect our trade-marks, copyrights and other proprietary rights; and changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown and unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INCORPORATION OF CORUS

Organization and Name

Corus Entertainment Inc. (“Corus” or the “Company”) is a Canadian based media and entertainment company with interests in radio broadcasting, television broadcasting, and production and distribution of children’s media content. The Company was originally incorporated under the Canada Business Corporations Act as 3470652 Canada Inc. on March 3, 1998. Corus amended its articles to change its name to Corus Entertainment Inc. on May 28, 1999 and subsequently amended its articles on August 26, 1999 to create an unlimited number of Class 1 preferred shares issuable in series; an unlimited number of Class 2 preferred shares issuable in series; an unlimited number of Class A preferred shares; an unlimited number of Class A participating shares; and an unlimited number of Class B non-voting participating shares.

Corus commenced operations on September 1, 1999. On that date, pursuant to a statutory plan of arrangement (the “Arrangement”), Corus was separated from Shaw Communications Inc. (“Shaw”) as an independently operated, publicly traded company, and assumed ownership of Shaw’s radio broadcasting, specialty television programming, digital audio services and cable advertising services businesses, as well as certain investments held by Shaw (collectively, the “Assets”).

Corus commenced trading on the Toronto Stock Exchange (CJR.B) on September 3, 1999 and on the New York Stock Exchange (CJR) on May 10, 2000.

Corus’ registered office and an executive office is located at 500, 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4. A second executive office is located at BCE Place, Bay-Wellington Tower, Suite 1630, 181 Bay Street, P.O. Box 767, Toronto, Ontario, M5J 2T3.

Subsidiaries

The following table describes the material subsidiaries of Corus as at August 31, 2002, their jurisdiction of incorporation or organization, the percentage of voting and non-voting securities owned by Corus directly or indirectly and the nature of the business in which each subsidiary is engaged.

	JURISDICTION—%		%
	INCORPORATION/	OWNED	OWNED
NAME	ORGANIZATION	VOTING	NON-VOTING	NATURE OF BUSINESS

Radio
Corus Radio Company	Nova Scotia	100%	100%	Radio Broadcasting
Metromedia CMR Broadcasting Inc.	Canada	100%	N/A	Radio Broadcasting
Metromedia CMR Montreal Inc.	Canada	100%	N/A	Radio Broadcasting
Corus Premium Television Ltd.	Canada	100%	100%	Radio Broadcasting
591989 B.C. Ltd.	British Columbia	100%	100%	Radio Broadcasting
591991 B.C. Ltd.	British Columbia	100%	100%	Radio Broadcasting
CKIK-FM Limited	Alberta	100%	N/A	Radio Broadcasting
Canadian Broadcast Sales Partnership	Canada	50%	N/A	Radio Airtime Sales
Tri-Co Broadcasting Limited	Ontario	100%	N/A	Radio Broadcasting

Television
YTV Canada Inc.	Canada	100%	100%	CRTC License Holder (YTV and Edge TV)
YTV Productions Inc.	Ontario	100%	N/A	Television Production
3429873 Canada Inc.	Canada	100%	N/A	CRTC License Holder (Treehouse TV)
Lifestyle Television (1994) Ltd.	Canada	100%	100%	CRTC License Holder (W Network)
Country Music Television Ltd.	British Columbia	90%	68.5%	CRTC License Holder (CMT)
591987 B.C. Ltd.	British Columbia	100%	100%	CRTC License Holder (Ontario Television)
Superchannel Ltd.	Alberta	100%	N/A	CRTC License Holder (Pay Television)
MovieMax! Ltd.	Alberta	100%	N/A	CRTC License Holder (Pay Television)
3899071 Canada Inc.	Ontario	70%	N/A	CRTC License Holder (Country Canada)
3924181 Canada Inc.	Ontario	51%	N/A	CRTC License Holder (SCREAM)
The Canadian Documentary Channel Limited Partnership	Ontario	53%	N/A	CRTC License Holder (The Documentary Channel)
Discovery Kids Canada Co. (ULC)	Nova Scotia	80%	0%	CRTC License Holder (Discovery Kids)
Corus Audio and Advertising Services Ltd.	Alberta	100%	N/A	Advertising Services and Holding Company (Digital ADventure)
Max Trax Music Ltd.	British Columbia	100%	N/A	CRTC License Holder (Residential Music Services and Pay Audio)
Telelatino Network Inc.	Ontario	50.5%	N/A	CRTC License Holder (TLN Television)

Content
Nelvana Limited	Ontario	100%	N/A	Animated Television Program Production
Nelvana Marketing Inc.	Ontario	100%	N/A	Merchandising and Consumer Products
Nelvana Enterprises Inc.	Ontario	100%	N/A	Sales and Distribution of Television Programs
Nelvana Communications Inc.	United States	100%	N/A	Sales and Development of Television Programs
Nelvana International Limited	Ireland	100%	N/A	Sales and Distribution of Television Programs
Nelvana Enterprises (U.K.) Limited	United Kingdom	100%	N/A	Sales and Distribution of Television Programs
Kids Can Press Limited	Ontario	100%	N/A	Children’s Book Publishing

N/A — subsidiary has no non-voting shares outstanding

GENERAL DEVELOPMENT OF THE BUSINESS

Corus is a leading, integrated Canadian media and entertainment company with an established global distribution network for the programming we produce. Corus has strong established brands in each of its businesses: radio, television, and content. Our principal assets consist of 50 radio stations (subject to approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”) of Corus’ disposition of two Oshawa radio stations); a number of specialty television networks focused on children and adult genres; western Canada’s pay television services; Nelvana Limited, an international producer and distributor of children’s programming and products; three conventional television stations; a local cable advertising service (Digital ADventure); and Max Trax (formerly DMX Music), a digital audio service.

Historical Background

Certain of the businesses of Corus were operated by Shaw Communications Inc. (“Shaw”) prior to September 1, 1999. On that date, the shareholders of Shaw approved a statutory arrangement (“the Arrangement”) which had the effect of creating Corus as an independently operated, publicly traded company. Under the Arrangement, the assets of Shaw were separated into two distinct, publicly traded corporations: one continued under the name Shaw Communications Inc. and the other one became Corus Entertainment Inc. Shaw continues to carry on Shaw’s cable television, Internet access, telecommunications and satellite businesses. Corus now owns and operates the media businesses which had previously been carried on by Shaw.

Pursuant to the Arrangement, Class A shareholders of Shaw received one Class A participating share (“Shaw Class A Share”) of Shaw and one-third of a Class A participating share of Corus (“Corus Class A Voting Share”) for each Shaw Class A Share previously held by them. Class B non-voting shareholders of Shaw received one Class B non-voting participating share of Shaw (“Shaw Class B Share”) and one-third of one Class B non-voting participating share of Corus (“Corus Class B Non-Voting Share”) for each Shaw Class B Share previously held by them.

Pursuant to the Arrangement, 1,907,665 Corus Class A Shares and 28,492,618 Corus Class B Shares were issued. On September 3, 1999, the Corus Class B Shares were listed and posted for trading on the Toronto Stock Exchange (CJR.B) and commenced trading at $18.90. On May 10, 2000, Corus Class B Shares were listed for trading on the New York Stock Exchange (CJR) and commenced trading at US $26.125.

Significant Acquisitions and Divestitures Prior to Fiscal 2002

Since September 1, 1999, Corus has become one of Canada’s leading media and entertainment companies and one of the largest radio broadcasters and specialty and premium television operators in Canada. Corus’ radio and television divisions have expanded through a number of acquisitions. As well, Corus expanded its business to include production and distribution of television programs, merchandise licensing and publishing. The most significant acquisitions/divestitures prior to fiscal 2002 are as follows:

Power Broadcasting Inc.

Effective March 31, 2000, Corus acquired the Canadian broadcasting assets of Power Broadcasting Inc. consisting of 17 radio stations and four television stations for $114 million. The broadcasting assets acquired include 11 radio stations in Ontario between Guelph and Kingston and six radio stations in Quebec between Montreal and Rimouski. The television stations in Ontario (CKWS-TV — Kingston and CHEX-TV in Peterborough and CHEX-TV in Oshawa) and Quebec (CHAU-TV) are affiliates of the CBC and TVA, respectively. Corus subsequently sold the Quebec (CHAU-TV) television station in February 2001 for approximately $9 million in cash.

WIC Western International Communications Ltd. (“WIC”)

Effective July 6, 2000, Corus acquired 12 radio stations, certain pay television undertakings and certain other related assets of WIC Western International Communications Inc. (“WIC”) for a total consideration after integration costs of approximately $347 million, of which approximately $200 million was satisfied through the issuance of 7,125,000 Corus Class B Non-Voting Shares at a price of $28.05 per share and the balance in cash. This acquisition was part of a series of transactions pursuant to which Corus, CanWest Global Communications and Shaw divided the various broadcasting, distribution and other businesses of WIC.

The CRTC did not grant Corus the right to acquire WIC’s 50% ownership in The Family Channel Inc. and its direct 40% ownership interest in TELETOON Canada Inc. These assets were sold to Astral Media Inc. on May 31, 2001.

Metromedia CMR Broadcasting Inc. (“Metromedia”)

On August 28, 2000, Corus acquired a 29.9% interest in Belcand Mount Royal Holdings Inc., the parent company of Metromedia and entered into an agreement to acquire the remaining 70.1% interest subject to CRTC approval, which was completed on February 28, 2001. Metromedia operates five radio stations in Montreal (three French and two English), and one French station in the Laurentians. Total consideration paid included approximately $170 million in cash plus assumption of approximately $22 million in debt.

Nelvana Limited (“Nelvana”)

Nelvana is an international producer and distributor of children’s programming and products. At August 31, 2000, the Company owned approximately a 6.7% interest in Nelvana. Effective November 14, 2000, Corus completed the acquisition resulting in Nelvana becoming a wholly owned subsidiary of Corus. Included in the acquisition of Nelvana was Nelvana’s wholly owned subsidiary Klutz which was subsequently disposed of on April 8, 2002. Total consideration after integration costs of approximately $561 million was satisfied through the issuance of 5,047,532 Corus Class B Non-Voting Shares at a price of $41.807 per share, approximately $350 million in cash and the assumption of $94 million of debt.

The Family Channel Inc.

Effective May 30, 2001, Corus sold its 50% interest in The Family Channel Inc. and its 40% interest in TELETOON to Astral Media Inc., for cash consideration of $127 million resulting in a pre-tax gain of approximately $100 million.

Significant Acquisitions and Divestitures — Fiscal 2002

The most significant acquisitions/divestitures in fiscal 2002 are as follows:

The Comedy Network

On October 11, 2001, Corus acquired an additional 14.95% interest in The Comedy Network Inc., increasing its total ownership interest to 29.9%. The specialty channel provides programming such as Canadian and foreign comedy series, comedy sketches, variety and human interest programs. On December 18, 2001, Corus disposed of its 29.9% interest to CTV Inc. for cash consideration of $36 million.

Telelatino Network Inc. (“Telelatino”)

Effective November 16, 2001, Corus acquired shares that increased its total interest in Telelatino to 50.5% from 20% for cash consideration of approximately $11 million. Telelatino operates TLN Television, a specialty ethnic channel that provides programming in Italian, Spanish and English.

The Women’s Television Network (“WTN” or “W”)

Effective November 19, 2001, Corus acquired all of the outstanding shares of Lifestyle Television (1994) Limited, which operates WTN, a specialty television network (relaunched April 15, 2002 as “W Network”) focused on women’s programming, from a subsidiary of Shaw, for cash consideration of $205 million.

Klutz

Effective April 8, 2002, Corus completed the sale of Klutz, a publisher of children’s books in the United States which was a subsidiary of Nelvana, to Scholastic Inc. for approximately $68 million (US$43 million) in cash plus a three-year earn-out based on revenue.

Max Trax

For accounting purposes, Corus recorded, effective March 1, 2002, the exchange of ownership interests in digital music subscription services to residential and commercial customers in Canada with DMX Music, Inc. The transaction resulted in Corus acquiring the remaining 20% ownership of the existing Canadian residential subscription business in exchange for DMX Music, Inc. gaining 100% ownership of the Canadian commercial business. Corus acquired assets with an assigned fair value of approximately $19 million for which cash of approximately $11 million was paid.

Locomotion

On May 17, 2002, Corus acquired a 50% interest in The Locomotion Channel, an action-oriented animation pay television service targeting young adults aged 18-35 available in over 27 countries and seven million homes throughout Latin America and Iberia (Spain and Portugal) for a maximum consideration of approximately $16 million (U.S. $11 million in cash) less a holdback in the event of certain economic changes that may impact revenue projections. The service will be operated in partnership with Hearst Corporation.

Corus VC Ltd.

Effective May 31, 2002, Corus sold to Shaw all of its outstanding shares in Corus VC Ltd., which operates the Viewer’s Choice pay-per-view service in western Canada for cash consideration of $33 million.

DESCRIPTION OF THE BUSINESS

Our principal business activities are conducted through three operating groups: Radio, Television and Content, as described below.

RADIO

Our Radio broadcasting business is comprised of 50 radio stations (subject to approval by the CRTC of Corus’ disposition of the two Oshawa radio stations announced on August 20, 2002) situated primarily in eight of the 10 largest Canadian markets by population and in the densely-populated area of southern Ontario. We are Canada’s leading radio operator in terms of revenues, audience reach and operating margins.

Description of the Industry

The Canadian radio industry has historically been fragmented, with most stations being owned locally and oriented towards local advertisers and markets. In April 1998, the CRTC adopted a new radio multiple ownership policy allowing a single owner to own a maximum of two AM and two FM stations in each of Canada’s larger markets. Since then there has been a significant amount of consolidation of ownership within the radio industry.

According to the CRTC, as of March 31, 2002, the industry was comprised of approximately 1,880 licensed stations of which approximately 76% were FM stations and 24% were AM stations. Approximately 34% of these stations were privately owned.

The industry is dependent upon advertising revenues for economic performance and growth. According to the CRTC, the industry generated over $1 billion in revenues in 2001. Radio stations compete for advertising dollars with other radio stations and many other forms of media. According to the CRTC , in 2001, the radio industry captured 14% of the $7.6 billion in total annual advertising revenues generated by Canadian media companies, compared to the newspaper and television industries, which captured 37% and 32% of the total, respectively. According to the CRTC, in 2001, local advertising and national advertising represented 76% and 22% respectively of total radio advertising revenues.

Radio is an efficient, cost-effective medium for advertisers to reach specific demographic groups. Stations are typically classified by their on-air format, such as country, adult contemporary, oldies and news/talk. A station’s format and style of presentation enables it to target certain demographics. By capturing a specific share of a market’s radio listening audience, with particular concentration in a targeted demographic market, a station is able to market its broadcasting time to advertisers seeking to reach that specific audience demographic. Advertisers and stations utilize data published by audience measuring services, such as BBM, to estimate how many people within particular geographical and demographic markets listen to specific stations. The number of advertisements that can be broadcast without jeopardizing listening levels, and the resulting ratings, is determined primarily by the format of a particular station and the local competitive environment. The number of advertisements that can be broadcast is not regulated.

The Canadian radio industry continues to invest in the ongoing development and deployment of digital audio broadcasting, or DAB, in major radio markets. DAB technology provides clearer audio signals and allows for the broadcast of additional interactive data on separate streams to enhance the listening experience. This additional data can include information related to the play list or updated news and information reports. The successful roll-out of DAB will depend on consumer acceptance and demand for this new technology.

Competition

Radio stations compete for advertising dollars with other radio stations in their respective market areas as well as with other forms of media such as broadcast television, specialty television networks (which can offer concurrent exposure on a number of specialty television networks to enlarge the potential audience), daily, weekly, and free-distribution newspapers, outdoor billboard advertising, magazines, other print media, direct mail marketing, and the Internet. In each of our markets, Corus’ stations face competition from other stations with substantial financial resources, including stations targeting the same demographic groups. In markets near the U.S. border, such as Kingston, we also compete with U.S. radio stations. On a national level, we compete generally with Standard Radio, Rogers Media, CHUM Radio and Astral Media, each of which owns and operates stations across Canada.

Factors that are material to competitive position include the station’s rank in its market, authorized power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of stations in the market area.

Business Overview

We are the largest radio operator in Canada in terms of advertising revenues, reach and operating margin. In spring 2002, Corus led the industry with a market share of 29.5% in terms of reach, compared to our closest competitors, Standard Radio and Rogers Media, which had market shares of 24.2% and 19.1%, respectively, during that same period. During this period, our stations attracted a cumulative weekly audience of approximately 8 million listeners. In terms of audience tuning, Corus stations’ share was 23% larger than our next competitor.

Our Radio group operates stations in urban centers in Canada, including Montreal, Toronto, Hamilton/Burlington, Winnipeg, Edmonton, Calgary and Vancouver, and in the densely-populated area of southern Ontario. Based on Spring 2002 BBM targeted demographics, more than half of our stations ranked number one. We operate news/talk stations in eight out of Canada’s 10 largest markets by population and, in spring 2002, half of these news/talk stations were leaders in their markets. According to BBM rankings, in spring 2002, our news/talk stations were the most listened to AM stations in Hamilton, Winnipeg, Edmonton, Calgary and Vancouver, measured by audience tuning.

The following table sets out particulars of Corus’ radio stations:

				Targeted	Rank within	Audience share within
Location	Call letter	Frequency	Format	demographic(1)	demographic(2)	total market(3)

Alberta
Calgary	CHQR (QR77)	AM	News/Talk/Sports/Info	A35+	3	10.4
	CKRY (Country 105)	FM	Country	A25-54	4	20.5
	CKIK (The Peak)	FM	Hot Adult Contemporary	F18-44	1	18.7
Edmonton	CHQT (Cool 880)	AM	Oldies	A35-54	N/A(4)	N/A(4)
	CHED (630 CHED)	AM	News/Talk/Sports/Info	A35+	1	15.2
	CISN (Country 103.9)	FM	Country	A25-54	6	12.5
	CKNG (Power 92)	FM	Contemporary Hit Radio	F18-49	1	20.0
Red Deer	CKGY (KG Country)	FM	Country	A25-54	3	18.3
	CIZZ (ZED FM)	FM	Top 40/Rock	A18-44	1	43.8
B.C
Vancouver	CHMJ (MOJO 730)	AM	Talk Radio for Guys	M25-49	N/A(4)	N/A(4)
	CKNW (NW 980)	AM	News/Talk/Sports/Info	A35+	1	19.8
	CFOX (The Fox)	FM	New Rock	A18-34	2	5.7
	CFMI (Rock 101)	FM	Classic Rock	M25-49	1	11.4
Manitoba
Winnipeg	CJOB (CJOB 680)	AM	News/Talk/Sports/Info	A35+	1	20.3
	CJKR (Power 97)	FM	Rock	A18-34	1	12.4
Ontario
Barrie	CIQB (B101)	FM	Adult Contemporary	A25-54	1	29.6
	CHAY (Energy)	FM	Contemporary Hit Radio	F18-34	1	20.1
Burlington	CING (Country 95.3)	FM	Country	A25-54	N/A(4)	N/A(4)
Cambridge	CIZN (The Zone 92.9)	FM	Hot Adult Contemporary	A18-44	5	3.2
Collingwood	CKCB (The Peak)	FM	Adult Contemporary	A25-54	N/A(5)	N/A(5)
Cornwall	CFLG (Variety 104.5)	FM	Adult Contemporary	A25-49	1	55.6
	CJSS (Blaze 101.9)	FM	Contemporary Country	A35-54	2	21.6
	CJUL (Jewel 1220)	AM	Nostalgia/Information	A50+	1	22.8
Guelph	CJOY (CJOY)	AM	Full Service/Oldies	A35+	1	44.3
	CIMJ (Magic 106.1)	FM	Adult Contemporary	A25-49	1	55.7
Hamilton	CHML (AM 900)	AM	News/Talk/Sports/Info	A35+	1	20.8
	CJXY (Y 108)	FM	Classic Rock	M18-49	1	13.7
Kingston	CFFX (GT0 960)	AM	Oldies	A35+	4	8.4
	CFMK (Country 96)	FM	Country	F25-54	2	29.3
London	CFPL (AM 980)	AM	News/Talk/Sports/Info	A35+	4	8.3
	CFPL (FM 96)	FM	Contemporary Album Rock	M18-49	1	16.1
	CFHK (Energy)	FM	Top 40	F18-34	2	9.1
Oshawa	CKDO (AM 1350)	AM	News/Talk/Sports/Info	M35+	2	6.4
	CKGE (Magic 94.9)	FM	Hot Adult Contemporary	F18-44	N/A(4)	N/A(4)
Peterborough	CKRU (980 Kruz)	AM	Oldies/Sports	A35-64	1	24.6
	CKWF (The Wolf)	FM	Rock	M18-49	1	41.7
Toronto	CFYI (Mojo 640)	AM	Talk Radio for Guys	M25-49	8	1.7
	CFNY (Edge 102)	FM	New Rock	M18-34	1	4.5
	CILQ (Q107)	FM	Classic Rock	M25-49	1	6.9
Woodstock	CKDK (The Hawk)	FM	Classic Rock	M25-49	2	7.6
Quebec
Amqui	CFVM	AM	Adult Contemporary	A25-54	N/A(5)	N/A(5)
Drummondville	CJDM	FM	Adult Pop Rock(6)	A18-49	1	72.0
Montmagny	CFEL	FM	Adult Contemporary(6)	A25-54	N/A(5)	N/A(5)
Montreal	CINW (940 News)	AM	All News	A25-54	5	4.2
	CINF (Info 690)	AM	All News(6)	A25-54	7	2.2
	CFQR (Lite Rock Q92)	FM	Adult Contemporary	F25-54	1	27.6
	CKOO (98.5 Cool FM)	FM	Modern Rock(6)	A18-34	5	3.2
	CKOI (CKOI-FM)	FM	Contemporary Hit Radio(6)	A18-49	1	16.4
Rimouski	CIKI	FM	Contemporary Hit Radio(6)	A18-49	1	35.9
	CJOI	FM	Adult Contemporary(6)	A35-54	2	35.8
St. Jean	CFZZ	FM	Adult Contemporary(6)	A25-54	1	87.0
St. Jerome	CIME	FM	Adult Contemporary(6)	A25-54	N/A(5)	N/A(5)

(1)	Targeted demographic specifies male (M), female (F) or adult (A) and the age range.

(2)	Based on cumulative weekly audience in the targeted demographic.

(3)	Share of hours tuned of commercial originating stations by listeners 12 years of age and older in that market.

(4)	This station has recently been reformatted and accordingly the results are not meaningful.

(5)	This market was not in BBM’s fall 2001 radio survey.

(6)	French language broadcast.

The radio group derives the majority of its revenues from advertising sales. Revenues for fiscal 2002 and 2001 were approximately $211 million and $209 million respectively.

Revenues from the radio group are derived from two types of advertising: (a) advertising by local advertisers who are generally local merchants and who operate in the trading area encompassed by the station’s signal; and (b) advertising by national businesses such as automotive manufacturers, breweries, banks, fast food chains and similar operations which develop national advertising campaigns. The extent to which our advertising revenues are from local or national advertising depends on the given market, although, on average, approximately 75% of the radio group’s revenues were derived from local advertising.

Each group of radio stations in a market has its own sales force, which is responsible for acquiring and maintaining local advertising revenues. This local sales force is paid primarily on a commission basis at a rate of approximately 15% of the revenues from the advertising obtained. National advertising is placed by advertising agency representatives. The commissions paid to these agencies are approximately 6%. The rates that we charge are determined in part by ratings, intensity of competition in the market, and frequency and demographic characteristics.

Operating Strategy

We will continue to consolidate radio stations in major markets and grow revenues and margins through research-driven programming decisions, professional sales execution and highly efficient operations.

Our near-term strategy is focused on strengthening our domestic market leadership by increasing our ratings and market share in the major metropolitan markets in Canada, subject to CRTC limits on ownership, and continuing to have Canada’s largest audience reach and the highest operating margins. We now have stations in eight of Canada’s 10 largest markets by population.

In this regard, our radio stations aim to be rated by audience measuring services, such as BBM, as number one or two in the targeted demographic for their relevant markets, by continuing to provide attractive programming. We also have a clustering strategy pairing AM and FM radio stations to the limits allowed by the CRTC for the given market. Such clustering improves operating performance by expanding demographic coverage of the market, thereby providing local and national advertisers with “one stop shopping”. Clustering also provides opportunities to share costs between radio stations, thereby improving operating margins.

TELEVISION

Our Television business is comprised of specialty television networks, pay television services, three local television stations, and other media services.

Description of the Industry

According to the Canadian Cable Television Association, or CCTA, as of September 2001, the Canadian television industry served approximately 11.6 million homes with televisions, of which 91.6% are passed by cable. We estimate, based on public company disclosure, that there are approximately 8.3 million cable subscribers and 1.8 million direct-to-home satellite subscribers. At the end of 2001, there were approximately 2.8 million digital subscribers, up from 1.9 million a year earlier. In 2001, the four largest cable operators controlled approximately 86% of total cable subscribers in Canada.

Specialty and Premium Television Networks

Specialty and premium television networks generated $1.5 billion of combined advertising and subscriber revenues in 2001. Specialty and premium television networks are available to those Canadians who subscribe to the service package of a particular broadcasting distribution undertaking (i.e. cable television, direct-to-home satellite and multipoint distribution systems). Specialty television networks provide special interest, news, sports, arts and entertainment programming, while premium television networks are pay television movie and special event services.

Specialty and premium television networks each obtain revenues by charging a monthly subscriber fee to cable and direct-to-home satellite operators. The CRTC regulates subscriber fees if the network is included as part of the basic cable service, but not if the network is carried on a discretionary tier. Regardless, the amount of the subscriber fee is specified in the network’s agreement with the cable or direct-to-home satellite operator. Specialty and premium television networks benefit from these recurring subscriber fees, which are supported by the high level of cable and satellite penetration in Canada. Subscribers to discretionary tiers pay monthly fees to their cable or direct-to-home satellite operator that reflect an amount for the basic service, plus an additional amount for specialty and premium television networks for which they subscribe on discretionary tiers. The additional amount a subscriber pays for a specialty or premium television network is the subscriber fee along with the cable or direct-to-home satellite operator’s mark-up.

Because all subscribers receive at least basic service, specialty television networks that are carried on basic service typically have a much higher number of subscribers. The number of subscribers for a cable network in a discretionary tier depends primarily upon pricing and subscriber preference. A specialty television network’s subscriber penetration will also benefit to the extent it is packaged or tiered with other popular specialty television networks. As a consequence, discretionary specialty television networks that are popular (or are otherwise packaged with popular specialty television networks) can generally be priced at rates above those for specialty television networks on basic service.

Unlike premium television networks, which are prevented by CRTC regulations from obtaining advertising revenue, specialty television networks may obtain both subscriber and national advertising revenues. Specialty television networks appeal to advertisers seeking highly targeted markets. The CRTC does not regulate advertising rates and specialty television networks are not required to share a portion of their advertising revenues with the cable and direct-to-home satellite operators. Television advertising comprised approximately 24% or $2.5 billion of the total $10.3 billion spent on advertising in Canada in 2000. Specialty television networks had approximately a 33% share of total television viewership in 2000 but only received and 16% share of total television advertising revenues, or approximately $381 million, up from $304 million, or a 13% share of total television advertising revenues in 1999.

Canadian specialty and premium television networks have experienced subscriber growth over the past decade due to the advances in cable-based delivery systems and the growth of direct-to-home satellite services. In November 2000, a number of new digital specialty television network licenses were awarded by the CRTC for launch commencing September 2001. Of these licenses, 21 were “Category 1” and 262 were “Category 2”. Category 1 digital specialty television networks are “must carry” services. Category 2 digital cable networks, on the other hand, are not guaranteed any distribution rights by virtue of their license. However, the CRTC requires a distribution undertaking to distribute five Category 2 services in which it or an affiliate does not own 10% of the equity for every Category 2 service it distributes in which it or an affiliate owns more than 10% of the equity. Although a large number of Category 2 licenses were awarded and continue to be licensed, as of December 31, 2001, only 42 Category 2 networks had been launched. It remains unclear how many, if any, of the remaining Category 2 networks will be launched in the future. Category 2 networks may be competitive with one another but may not be directly competitive with an existing licensed analog specialty television network or premium television network or a Category 1 digital specialty television network. As of December 31, 2001, there were 49 Canadian analog specialty television networks and 63 digital specialty television networks in operation.

Local Television

Local television stations are licensed by the CRTC and provide over-the-air television signals to viewers within a local geographical market or on a network basis. The CRTC has licensed three English-language television networks, two private commercial networks and one public network. The private commercial networks are operated by CTV Television Network Inc. (“CTV”) and Global Television Network (“Global”) with the Canadian Broadcasting Corporation (“CBC”) operating the public broadcasting network. In addition to receiving conventional television signals off-air, the majority of Canadian viewers have access either directly or through cable television or direct-to-home services (“DTH”), to the television signals of U.S. border stations which are generally affiliated with one of the four U.S. commercial networks (ABC, NBC, CBS and Fox) and a Public Broadcast System station. Canadian conventional television stations generate revenue from advertising and receive no subscription revenues. The number of commercial messages that a station may broadcast is restricted to 12 minutes each hour. The success of conventional television is dependent on the quality of programming which results in audience ratings that in turn attract advertisers to a station or network. In the case of stations affiliated with the CBC, the local, private affiliated station receives a fee from the CBC to air or broadcast CBC national programming at certain designated times, in addition to being able to generate advertising revenues.

Other Television Businesses

Digital audio services distribute music in a digital mode to homes and commercial establishments. A digital stream is delivered via cable or satellite to a “set top” box and converted to a signal that a residential customer’s television or audio system can understand or through a satellite downlink to a business. A variety of music formats are available, including channels devoted exclusively to classical, rock, jazz, country and many other music genres. Residential digital audio services are subject to licensing requirements by the CRTC.

Competition

Our specialty and premium television networks compete for subscriber fees with other specialty and premium television network operators, including Bell Globe Media, Alliance Atlantis Communications Inc., CHUM Limited and Astral Media Inc. In 2001, the Canadian specialty television and premium television network industries generated $1.5 billion of combined advertising and subscriber revenues. Our specialty services also compete directly for advertising revenues with the operators of cable networks listed above and with broadcast networks, including Global, CBC and CTV, and with other advertising media. Our conventional television stations compete principally for viewers and advertisers with other television stations that broadcast in Toronto and southern Ontario.

Business Overview

Corus had the following interests in specialty and premium television networks in Canada as at October 31, 2002:

NETWORK	DESCRIPTION OF PROGRAMMING	INTEREST

YTV	Children/Family	100%
Treehouse TV	Pre-school Children/Parents	100%
W Network (formerly The Women’s Television Network)	Information and Entertainment geared to women	100%
Country Music Television (“CMT”)	Country Music /Country Lifestyle	80%
Telelatino Network Inc.	Canadian-Italian and Spanish	50.5%
The Locomotion Channel	Action-Orientated Animation — Aired in Latin America, Iberia (Spain and Portugal)	50%
TELETOON Canada Inc.	Children/Family/Adult Animation	40%
The Food Network	Food Related	19.9%
Movie Central	Pay Television — Premium Movies & Series	100%
Encore	Pay Television — Classic Movies	100%
Discovery Kids (Digital Service)	Children/Family	54%
SCREAM TV (Digital Service)	Horror Movies and Series	51%
The Documentary Channel (Digital Service)	Documentaries	53%
Edge TV (Digital Service)	Alternative Music Videoflow	100%
Max Trax	Digital Music Services	100%

Specialty Television Networks

Corus’ group of specialty television networks appeal particularly to kids, teens and women, much-coveted target groups among Canadian marketers. Our group of specialty networks had the largest viewing audience, based on Nielsen Media Research People Meters Fall 2002 14-week data, and had the largest aggregate number of subscribers, in Canada according to the November 2001 MediaStats’ report. Each of our analog specialty television networks is ranked among the top three analog television networks that compete within its genre, based on targeted demographic.

YTV is a specialty television network dedicated to programming for children and youth aged two to 17. Based on the Nielsen fall 2001 survey, YTV broadcast 24 of the top 30 children’s shows in Canada. This network reaches children beyond the television with interactive events and initiatives including ytv.com, the top Canadian kids’ web site. YTV is generally carried on the basic tier.

Treehouse TV is the only specialty service in Canada dedicated to preschoolers (ages two to five). Treehouse TV offers a commercial-free television environment that reflects the interests and developmental levels of young children.

W Network was acquired in November 2001, and is a specialty television service dedicated to serving the needs and interests of women. On April 15, 2002, the service, which was previously know as WTN, was rebranded, reformatted and relaunched as W. Recent Nielsen statistics indicate a 30% growth in W18-34 weekly viewers and a 20% growth in W18-49 weekly viewers, over the same period last year (comparing April 15/02 — June 30/02 against same period in 2001).

Country Music Television, or CMT, is a specialty service dedicated to exhibiting country music videos and related programming. CMT mixes country music with Celtic and roots music along with country-themed movies and specials. Corus has a 90% voting interest and an 80% equity interest in CMT. The remaining 10% voting interest and 20% equity interest is held by Country Music Television Inc., the operator of a similar service in the United States.

Telelatino, in which Corus acquired a controlling interest in November 2001, is an ethnic specialty service that offers general interest domestic and international programming in the Italian, Spanish, English and French languages.

Max Trax is a residential digital audio service launched in the spring of 1997. Max Trax (formerly DMX Music) is carried by cable operators and direct-to-home satellite operators as part of their basic service. Revenues for Max Trax are earned through subscriber fees. Max Trax is a partner in a joint marketing agreement with CBC to offer a 40 channel service to some customers under the brand name Max Trax Galaxie.

On September 7, 2001, Corus launched five specialty television networks: The Documentary Channel, featuring documentaries from Canada and around the world; Discovery Kids, which offers children of all ages informative and entertaining programming with an emphasis on action, adventure and the environment; SCREAM TV, which offers a horror theme through a movie-rich schedule of classic and modern thrillers, cult favorites and popular series; and Edge TV, based on our popular Edge radio station in Toronto, which is a music and entertainment channel for young adults with a passion for alternative music. Country Canada, a channel about rural issues and lifestyles, was also launched by Corus in partnership with CBC. On July 24, 2002, Corus and the CBC announced an agreement where CBC would purchase Corus’ 70% ownership stake in the service. The transaction was completed effective October 30, 2002.

We also hold interests in the following specialty television networks:

•	50% interest in The Locomotion Channel (“Locomotion”), an action-oriented animation pay television service. Locomotion is our first international venture, offering service in over 27 countries and seven million homes throughout Latin America and Iberia (Spain and Portugal).

•	A 40% interest in TELETOON, which is a Canadian specialty service featuring a wide range of animation programming in all forms. TELETOON is available in both an English language version and a French language version.

•	A 19.9% equity interest in The Food Network Canada, a specialty service which provides information and entertainment programming related to food and nutrition.

Revenues from our specialty television networks are derived primarily from subscriber fees and advertising. In fiscal 2002, subscriber fees accounted for 46% and advertising accounted for 48% of total revenues from the specialty television networks.

Premium Television Networks

Movie Central (previously SuperChannel) and Encore Avenue (previously Movie Max) are the exclusive licensed providers of premium television services in western Canada, featuring blockbuster movies, series and specials from diverse genres on six distinct channels. Each channel broadcasts commercial-free 24 hours a day, seven days a week. The Movie Central brand was relaunched in fiscal 2001 and consists of four thematic channels: Movie Central, Adrenaline Drive, Shadow Lane and Heartland Road. The Encore brand consists of two thematic channels: Encore Avenue and Comic Strip. As at August 31, 2002, our Movie Central service had over 609,000 subscribers, a 4% increase in year-over-year subscribers, representing penetration of approximately 59% of digital cable and direct-to-home satellite subscribers in western Canada.

Revenues from premium television networks have experienced tremendous growth over the past few years as a result of increased direct-to-home satellite and digital cable subscribers. Revenues were $87 million in fiscal 2002 compared to $66 million in 2001.

Local Television

Corus owns three local television stations — one in each of Kingston, Peterborough and Oshawa, Ontario — all of which are CBC affiliates. They were acquired in April 2000 as part of the Power Broadcasting acquisition.

Revenues are almost exclusively derived from advertising. In fiscal 2002, national agency directed clients accounted for 49% of revenues while local advertisers comprised nearly 33%. CBC network affiliate payments amounted to 13% of revenues, with the remaining 5% originating from a variety of sources.

Cable Advertising Services

Digital ADventure primarily operates TV Listings channels, providing viewers with current and easily accessible listings for the local cable television program lineup. Revenues for Digital ADventure are derived through advertising. Cable advertising services provide commercial customers with wide coverage, high-frequency advertising at rates that are competitive with other forms of media. The business is exempt from licensing or regulatory requirements. An access fee is paid to the cable provider. During fiscal 2002 we eliminated the unprofitable real estate teleguide and streamlined our operations.

Operating Strategy

Corus’ plans will continue to focus on the high growth pay and specialty segments of the television business while providing the highest levels of customer service. Wherever efficiencies can be gained, we will consolidate program buying and operations to maximize the margins across all of our television services.

We intend to provide growth, diversification and synergistic benefits in our television group by expanding our presence in the Canadian specialty television and broadcasting market. In this regard, our strategy is to activate new licenses that have already been granted by the CRTC and to selectively acquire licenses which become available, in whole or in part, from existing owners. We will also focus on generating higher audience ratings and new revenue streams from our existing networks. On April 15, 2002, we re-branded W Network, reformatted its programming to target a more youthful demographic and relaunched the network. Advertiser response was very positive.

To allow for the strategic development and integration of our television assets, the various specialty networks are internally organized under two categories. The adult television group includes the operations of W Network, CMT, Telelatino, The Documentary Channel, SCREAM TV, Edge TV, our conventional television stations, Digital ADventure and Max Trax. Management responsible for adult-targeted programming will develop strategies for integrating operations where possible, as well as cross-promotion and marketing opportunities and joint sales initiatives. The kids’ programming group includes YTV, Treehouse TV and Discovery Kids, allowing management to consider shared programming, cross-promotion and value-added content opportunities.

The CBC-affiliated television stations improved operating efficiencies by consolidating with our local market radio stations. Revenue growth is being achieved through an improved program schedule, expansion of news service and joint selling radio and television. Each of the stations represents the only local television broadcaster in their respective communities.

We believe cable advertising services such as Digital ADventure are a cost-effective advertising vehicle for national accounts and local merchants, particularly in areas where there are no local television stations. Our operating strategy involves optimizing existing products and services through product quality enhancements. Digital ADventure is also investigating new types of advertising-related businesses that are complementary to its core competencies. Digital ADventure has streamlined operations by creating regional hubs to service advertisers.

Max Trax is expected to continue to grow as the rollout of digital cable and the extension of direct-to-home satellite services expand. Max Trax now has greater profit coverage due to the elimination of the DMX license requirements.

CONTENT

The Content group consists of the operations of our wholly owned subsidiary, Nelvana, an integrated children’s production and distribution company that develops, produces, markets and distributes quality branded media content and related products for children worldwide. Its brand portfolio includes internationally recognized animated characters such as Babar, Franklin, Little Bear, and The Berenstain Bears. Kids Can Press, a Canadian publisher of children’s books, is a wholly owned subsidiary of Nelvana. Nelvana’s operations consist of the production and distribution of film and television programs, and branded consumer products (comprised of merchandise licensing and publishing).

Description of the Industry

In recent years we have witnessed the launch of numerous segmented networks in the North American television broadcasting industry providing viewers with greater channel selection. This has also served to increase demand for programming for specialty television networks. There are now numerous television networks around the world that program dedicated children’s blocks and other programming exclusively for children. Nelvana’s content is seen in more than 200 countries on over-the-air, analog and digital platforms.

Recently, the children’s animation market experienced significant change as a result of media consolidation in the United States. Major production studios and television networks are vertically integrated, as in the case of Warner Brothers Studios with Cartoon Network and Kids WB; Disney with ABC Family, the Disney Channel and ABC; Fox with Fox Kids; and Viacom with CBS, Nickelodeon, Noggin and UPN. Further consolidation took the form of programming blocks on major networks being leased to production companies. Fox Network leased their kids’ programming block to 4Kids Entertainment; NBC leased theirs to Discovery. This consolidation has reduced the number of potential buyers and the demand for third party production.

On the international scene, the impact of several key program buyers faced with financial difficulties has added to the over supply of animation in the market. In Germany, two of the largest customers for animation production — Kirch Media and RTV Family Entertainment AG — were forced to cancel all program acquisition plans.

Despite the current environment, the long-term outlook for the worldwide animation business and the children’s entertainment sector is favourable. Growth in the sector is being fueled by:

•	growth of the 3-D animation market;

•	the migration of animation to prime time and evening broadcast schedules, thereby broadening the targeted demographics;

•	the shift of audiences from traditional broadcast networks to cable networks;

•	the growth of digital television services, providing a new platform for additional cable and satellite services and thereby new programming opportunities;

•	continuing international expansion by all types of programming services, including major U.S. broadcasters and domestic children’s services;

•	the growth in advertising dollars devoted to the children’s sector on a year-round basis as a result of the increase in broadcast hours devoted to children; and

•	the growth in demand for content featuring recognizable characters on the Internet.

According to industry sources, total spending on filmed entertainment, which includes feature films, video, television shows, animation and other programming in the United States is expected to grow from an estimated US$59 billion in 2001 to US$79 billion in 2006. In part due to the proliferation of cable and satellite services, channels targeting children have increased substantially in recent years.

Merchandising has grown from the popularity of toys that are associated with movies, books and television characters. According to industry sources, in 2001 licensed retail sales in the United States and Canada were approximately US$70.3 billion. All of Nelvana’s character brands fall into the entertainment/character property type category, which, according to industry sources, accounted for US$13.7 billion of retail sales in the United States and Canada in 2001. The entertainment/character property type category is the second largest category of licensed retail products, accounting for 19% of total sales in the United States and Canada in 2001.

According to industry sources, in the United States alone, juvenile publishing sales of paperbacks were approximately US$887.6 million in 2001.

Competition

The business of producing and distributing children’s television programs is highly competitive. We compete with a variety of international companies, including HIT Entertainment, DIC, 4KIDS, TV LOONLAND and several U.S. studios such as the Walt Disney Company, Warner Bros, and Nickelodeon (a division of Viacom International Inc.). These U.S. studios are substantially larger, have greater financial resources and have U.S. networks. Many have their own television networks on which their in-house productions are aired. In Canada we also compete with several producers and distributors such as Cinar Corp. and Decode Entertainment Inc.

Business Overview

Production and Distribution

Nelvana is an animation production and distribution company specializing in children’s and youth programming for television. Nelvana distributes programming to broadcasters in over 200 countries, including some of the world’s leading networks, such as Nickelodeon, the Disney Channel, HBO, itv in the United Kingdom and France 3. We have 36 television programs on the air in Canada, and 27 in the United States. Nelvana’s production facility in Toronto houses state-of-the-art 2D and 3D animation technology as well as traditional animations capabilities. Most productions are completed at the Toronto facility and programming is distributed internationally through five sales/distribution offices.

Over the past five years, Nelvana has grown its proprietary production deliveries from 135 half-hour equivalent episodes in fiscal 1998 to 252 in fiscal 2002, a compounded annual growth rate of 16.9%. However, the growth was achieved with significant investment in the new programs. The Company has committed Nelvana to reducing cash flow requirements with the goal of achieving cash flow neutrality within the next year while continuing to grow its library. In order to achieve this cash management plan, Nelvana will reduce its production slate to 170 new episodes for fiscal 2003. This amount of production maintains Nelvana’s leadership position in the industry while reducing cash flow requirements to produce the year’s slate. The following are some highlights of the series produced and delivered in fiscal 2002:

•	17 episodes of Braceface, a new girls’ animated teen series;

•	12 episodes of Rolie Polie Olie, bringing cumulative library episodes for this series to 77;

•	14 episodes of The Berenstain Bears, a classically animated adaption of one of the world most popular series of children’s books by Stan and Jan Berenstain;

•	27 episodes of Seven Little Monsters, bringing cumulative library episodes for this series to 40; and

•	27 episodes of George Shrinks, bringing cumulative library episodes for this series to 40.

In January 2002, Nelvana was granted the rights to develop, produce and distribute episodic television series and individual programs based on The Berenstain Bears brand. Also in January 2002, Nelvana acquired the television distribution, video and DVD manufacturing and distribution, merchandising and publishing rights to Beyblade for Canada, the United States, Europe (excluding Italy, Greece and Turkey), Australia, New Zealand and certain other countries.

At August 31, 2002, Nelvana’s program library totaled over 2,100 half-hour equivalent episodes, comprising 54 animated television series, 14 specials, 12 animated feature length films and 13 live action series. Children’s animated programs generally have longer life spans than those of live action programs because they can typically be resold continually to new generations of audiences around the world. The United States is the biggest market, accounting for 41% of production and distribution revenues in fiscal 2002, compared to 19% from the Canadian market and 40% from other countries.

Branded Consumer Products

Nelvana’s merchandising business contains some of Nelvana’s most popular characters, including Little Bear, Franklin and Babar, which have achieved recognition and popularity worldwide and have become valuable long-term merchandising brands. Nelvana’s merchandising efforts focus on marketing its most popular brands and co-ordinating with retailers to promote its character merchandise in North America and around the world. Nelvana acquires brands from which it produces media content and becomes either the licensor or agent, on behalf of the owner of the property, for most product categories, including toys, plush, apparel, gifts, book publishing and interactive products. In fiscal 2001, we secured a master toy license agreement with Hasbro Inc. for the Japanese animé show Medabots, which premiered on Fox Kids in the United States in fall 2001. In January 2002, we entered into a master toy agreement with Hasbro for the distribution of Beyblade, a property owned by d-rights, Inc.

Nelvana’s publishing business is conducted through its subsidiary Kids Can Press, acquired in 1998. Kids Can Press is the largest Canadian-owned English language publisher of children’s books with a broad and growing backlist of titles. Highlights of the Kids Can Press catalogue include:

• Franklin — more than 50 book products, including hard and soft cover Franklin titles with over 43 million books sold worldwide; books with tapes and classic Franklin treasuries;

• Elliot Moose — seven books, with another two in production;

• Nursery Rhyme Board Books — eight board books based on well-known children’s nursery rhymes, with another four in production;

• Kids Can Do It! — over 40 craft and activity books for children of all ages;

• Memory Scrapbooks — a new series of eight write-in scrapbooks and another four in production; and

• Stevie Diamond Mysteries — seven books from this classic mystery series.

Revenues from branded consumer products, excluding Klutz which was disposed of during the year, have been a small but stable business with revenues increasing to approximately $24 million in fiscal 2002.

Operating Strategy

Our strategy is to build and manage our children’s brands, to acquire new brands, and to exploit those brands across established and new distribution channels and outlets. The key elements of the strategy include the following:

•	Dramatically increase merchandising and licensing revenue as a percent of Nelvana’s sales.

•	Continue to increase distribution internationally by obtaining or creating programming blocks, specialty channels or thematics in key territories.

•	Leverage library through DVD/home video and Video on Demand sales.

•	Reduce the production cost per episode by reorganizing the production process into creative teams by genre, rather than departments and by developing and deploying state-of-the-art digital technology.

•	Achieve cash flow neutrality.

•	Exploit synergies with the television group through cross-promotion to increase the value of our library.

•	Expand the merchandise business by actively growing existing classic brands, increasing ownership percentage in existing brands and acquiring brands with proven revenue streams.

GENERAL INFORMATION

Intellectual Properties

We use a number of trade-marks for our products and services as well as trade-marks, logos and other representations of characters used in our productions. Many of these trade-marks are registered by us, and those trade-marks that are not registered are protected by common law. We have taken affirmative legal steps to protect our trade-marks, and we believe our trade-mark position is adequately protected.

Distribution rights to television programming and motion pictures are granted legal protection under the copyright laws of Canada, the United States and most foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of television programming. We believe that we take and we plan to continue taking all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright protection for all of the television programming produced and distributed by us under the laws of all applicable jurisdictions.

Principal Properties

Our principal properties consist of the lands and buildings housing the offices, broadcasting studios, transmitter sites as well as the related electronic and other broadcasting equipment for each broadcasting licensee. In addition, the principal properties of the Company include the executive offices of Corus; the studios and offices of our radio stations; the administrative and sales offices of Max Trax and Digital ADventure, the pay television facilities; and Nelvana’s administrative offices, production and distribution facilities, and publishing facilities.

The table below describes the purpose, location, area and interest of the Company’s principal properties as of August 31, 2002.

PURPOSE	LOCATION	AREA (SQ FT)	OWNED OR LEASED

Corporate Offices:
Executive Office — Corus	Toronto, ON	9,959	Leased
Executive Office — Corus	Calgary, AB	20,893	Leased
Various Offices — Administration
Specialty Programming Studios & Offices:	Toronto, ON	23,480	Leased
Specialty Channels	Toronto, ON	107,000	Leased
Corus Premium	Edmonton, AB	30,000	Leased
Radio Broadcasting Studios & Offices:
CIZZ-FM, CKGY-AM	Red Deer, AB	10,500	Owned
CHAY-FM/CIQB-FM	Barrie, ON	5,971	Owned
CKDK-FM	Woodstock, ON	5,300	Owned
CFPL-AM, CFPL-FM, CFHK-FM	London, ON	15,986	Leased
CKNW-AM, CFMI-FM, CFOX-FM, CJNW-AM	Vancouver, BC	34,800	Leased
CKIK-FM, CHQR-AM, CKRY-FM	Calgary, AB	17,500	Leased
CKNG-FM, CHED-AM, CISN-FM, CHQT-AM	Edmonton, AB	29,363	Owned
CJKR-FM, CJOB-AM	Winnipeg, MB	15,381	Owned
CJXY-FM, CHML-AM, CING-FM	Hamilton, ON	22,409	Leased
CILQ-FM, CFYI-AM, CFNY-FM	Toronto, ON	17,371	Leased
CKCB-FM	Collingwood, ON	3,225	Owned
CJOY-AM, CIMJ-FM	Guelph, ON	8,500	Owned
CFFX-AM, CFMK-FM	Kingston, ON	10,000	Owned
CIZN-FM	Cambridge, ON	2,000	Leased
CKRU-AM, CKWF-FM	Peterborough, ON	3,000	Leased
CFEL-FM	Montmagmy, QC	4,128	Owned
CFVM-AM	Amqui, QC	4,500	Owned
CFZZ-FM	St.Jean-sur-Richelieu, QC	2,600	Leased
CJDM-FM	Drummondville, QC	3,200	Leased
CIKI-FM, CJOI-FM	Rimouski, QC	19,175	Owned
CFQR-FM	Montreal, QC	4,000	Leased
CKOO-FM	Montreal, QC	4,000	Leased
CKOI-FM	Montreal, QC	8,000	Leased
CINW-AM/CINF-AM	Montreal, QC	6,600	Leased
CIME-FM	St. Jerome, QC	3,200	Leased
CKDO-AM, CKGE-FM	Oshawa, ON	3,600	Leased
CFLG-FM, CJSS-FM, CJUL-AM	Cornwall, ON	6,000	Owned
Max Trax and Digital ADventure:
Various Offices	BC, AB, SK, MB, ON	22,194	Owned & Leased
Conventional Television:
CHEX-TV	Peterborough, ON	11,500	Leased
CHEX-TV	Oshawa, ON	4,781	Leased
CKWS-TV	Kingston, ON	19,634	Owned
Ontario TV Management	Peterborough, ON	35,970	Leased & Owned
Production & Distribution Facilities:
Various facilities	Toronto, ON	83,000	Owned
Various facilities	Toronto, ON	43,500	Leased
Various facilities	International	13,101	Leased
Publishing Facilities:
Kids Can Press	Toronto, ON	15,000	Leased

In addition, we lease various distribution facilities from third parties. These facilities include roof rights for the placement of our antenna towers, and land and space for other portions of our distribution system, including satellite transmission facilities.

All fixed assets and properties are encumbered by security interests securing repayment of certain sums borrowed by us under our credit facility with a syndicate of major Canadian chartered banks. We believe that our properties are in good condition and sufficient for our purposes.

Employees

As at August 31, 2002, Corus had approximately 1,990 full-time employees. We operate in a non-union environment except for 98 employees in conventional television and radio, and 64 employees in our premium television operations who are members of the Communications, Energy and Paperworkers Union of Canada (“CEP”) and 72 employees in Quebec radio operations who are members of the Syndicat Général de la Radio. We believe relations with our employees are good.

Legal

We are involved from time to time in various claims and lawsuits incidental to the ordinary course of our business, including intellectual property actions. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, or require us to seek licenses from third parties, any one of which could have an adverse effect on our business and results of operations. Actions which are incidental to our business are typically covered by insurance and management has estimated the potential liability and expensed the amount on its financial statements. We do not anticipate that the damages which may be awarded in any action of which we are currently aware will exceed our insurance coverage. While no assurance can be given that these proceedings will be favorably resolved, we do not believe that the outcome of these legal proceedings will have a materially adverse impact on our financial position or results of operations.

Environmental

The Company’s operations do not have any significant impact on the environment. The Company has not made and does not anticipate making any significant capital expenditures to comply with environmental regulations.

Controls and Procedures

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, Corus’ Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in Corus’ annual report on Form 40-F. As part of the such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure material information with respect to Corus and its subsidiaries is made known to them and that they have evaluated the effectiveness of Corus’ disclosure controls and procedures as of a date within 90 days prior to filing Corus’ annual report. Disclosure controls and procedures ensure that information required to be disclosed by Corus in its annual report is recorded, processed, summarized and reported, within the time periods required. Corus has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Evaluation of disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) on October 31, 2002, have concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s internal controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls. As a result, no corrective actions were required or undertaken.

CANADIAN COMMUNICATIONS INDUSTRY
REGULATORY ENVIRONMENT

Canadian Radio-television and Telecommunications Commission

Under the Broadcasting Act (Canada), the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives set forth in the Broadcasting Act.

Since 1996, the CRTC has been implementing a competitive policy framework and has focused its attention on strengthening the creation of Canadian content and programming.

The current objectives of the CRTC, as articulated in its 1997 Vision Statement and revised in 1998, are to:

•	promote an environment in which existing and new communications services are available to Canadians;

•	ensure a strong Canadian presence in content that fosters creative talent and reflects Canadian society, including its linguistic duality and cultural diversity;

•	promote choice and diversity of high quality communications services; and

•	foster strong competitive and socially responsive communications industries.

Industry Canada

The technical aspects of the operation of radio and television stations in Canada are subject to the licensing requirements and oversight of Industry Canada, a Ministry of the Government of Canada.

Restrictions on Non-Canadian Ownership

The legal requirements relating to Canadian ownership and control of broadcasting undertakings are embodied in a statutory order (the “Order”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the CRTC. The Order is issued pursuant to authority contained in the Broadcasting Act. Under the Order, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled, directly or indirectly, by non-Canadians. The Order also provides that the chief executive officer and 80% of the members of the board of directors of the operating company must be Canadian. In addition, where the holding company is less than 80% Canadian-owned, the holding company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company. There are no restrictions on the number of non-voting shares that may be held by the non-Canadians at either the holding company or licensee operating company level. The CRTC, however, retains the discretion under the Order to determine as a question of fact whether a given licensee is controlled by non-Canadians.

Our articles currently give our board of directors the authority to restrict the issue, transfer and voting of our Class A participating shares and the transfer of our Class B non-voting participating shares for the purpose of ensuring that we remain qualified to hold or obtain licenses to carry on any broadcasting or programming business.

Broadcasting Services

Corus’ radio stations and conventional television undertakings, specialty and premium television networks and pay audio services are subject to licensing and regulation by the CRTC. The Broadcasting Act gives the CRTC the power to issue and renew broadcasting licenses for a maximum term of seven years. Historically, all licenses issued by the CRTC have been consistently renewed except where there have been serious breaches of license conditions or regulations, in which case the licenses have been declined or renewed for less than seven years. In order to conduct our business, we maintain our licenses in good standing and comply with conditions of license and regulatory requirements. All licenses held by us are in good standing and the CRTC has never declined to renew a license held by any broadcasting undertaking in which we hold an ownership interest.

The license issued by the CRTC generally sets out the terms and conditions of the broadcaster’s program offering, including Canadian content expenditures, Canadian exhibition requirements and signal delivery terms for our specialty, premium and pay audio services. The CRTC also imposes restrictions on the transfer of ownership and effective control of all licensed broadcasting undertakings. Transferees of ownership or control of a licensed undertaking must demonstrate to the CRTC that the transfer is in the public interest, and the purchaser is required, in most instances, to provide a specific package of tangible benefits designed to benefit the Canadian broadcasting system. For transfer of ownership applications involving profitable radio stations, tangible benefits are expected to represent a financial contribution equal to 6% of the purchase price and for acquisitions of television, or specialty or pay television network services, a financial contribution of 10% of the value of transaction is expected.

The CRTC’s regulations that apply to radio, conventional television and specialty and premium services require these broadcasting undertakings to obtain the prior approval of the CRTC in respect of any act, agreement or transaction that, directly or indirectly, would result in (i) a change in the effective control of a broadcasting undertaking; or (ii) a person together with any associate acquiring control of 30% or more of the issued voting securities, or 50% or more of the equity, of a broadcasting undertaking or of a person that has, directly or indirectly, effective control of that broadcasting undertaking.

Radio Undertakings

On April 30, 1998, the CRTC announced certain changes to its commercial radio policy. The CRTC increased Canadian popular music content levels to 35% and eased ownership restrictions on the number of stations that could be owned within a particular market. The ownership changes allow a single owner to operate up to three stations in a given language in smaller markets and, in markets with eight or more commercial stations in a given language, one owner may hold up to two AM stations and two FM stations. In assessing transactions involving a change in control or ownership, the CRTC has stated it will examine the impact on diversity of news voices, the level of competition and, if the applicant has equity holdings in other local radio stations or media, cross-media ownership levels in a given market. Under its new policy, the CRTC also stated that it would no longer apply market entry criteria in assessing applications for new radio services in a particular market. In markets with more than one FM station, FM licenses are required to broadcast at least 42 hours per week of local programming in order to access local advertising.

Specialty and Premium Television Networks Undertakings

Specialty and premium television networks each have varying Canadian programming and expenditure requirements set by a condition of license. These requirements depend on a number of factors, including the nature of the service and the types and availability of programming offered. The Canadian content conditions of license are reviewed by the CRTC at the time that the networks renew their licenses. Licensees are also required to make financial contributions to the creation of Canadian programming which is imposed by condition of license.

Specialty television networks derive substantially all of their revenues from subscription and advertising revenues. Premium television networks derive their revenues from subscription and by regulation are required to be commercial free. The CRTC generally requires cable and direct-to-home satellite distributors to carry all licensed specialty and premium television networks appropriate to the markets in which they are distributed with the exception of Category 2 digital services as described below. The wholesale subscriber fee payable to a specialty television network for carriage of its service is regulated if it is carried as part of the basic service, but is not regulated if it is carried on an extended or discretionary tier. Subscriber fees payable to premium television network licensees are not regulated by the CRTC.

On November 24, 2000, the CRTC announced that it would license 16 new English-language and five French-language digital programming services for mandatory distribution on a digital basis known as Category 1 services. The CRTC stated that all Category 1 services must commence operation on or before November 24, 2001, but subsequently extended this date until September 30, 2002 for certain of the French-language Category 1 services. An additional 262 Category 2 digital services were also approved by the CRTC for distribution on a digital basis and continue to be licensed by the CRTC. Category 2 services may be competitive with one another but may not be directly competitive with an existing licensed analog specialty or premium television network or a Category 1 digital service. Category 2 services have no guaranteed distribution rights except that, if a cable or direct-to-home satellite operator carries a Category 2 service in which it or an affiliate owns more than 10% of the issued equity, it must distribute at least five non-related Category 2 services for each related service carried. The Category 2 services licensed in the fall of 2000 are required to implement service no later than November 24, 2003, unless the CRTC approves an extension before that date.

Ownership of Specialty and Premium Television Networks

On June 7, 2001 the CRTC announced that it had decided to change its policy with respect to ownership of analog specialty and premium television networks by cable licensees or their affiliates. The CRTC decided that cable operators and their affiliates will be allowed, as a matter of broadcasting policy, to purchase ownership interest, including controlling interests, in Canadian analog specialty and premium television networks, provided that certain conditions are met.

As well, the CRTC amended its regulations to remove the prior approval requirement that applies in situations in which a distributor or any person who controls the distributor acquires 10% and up to 30% of the voting interests of a specialty or premium television network.

Local Television Undertakings

The CRTC reviewed its policies and regulations pertaining to Canadian television, primarily as they affect local broadcasters, and, on June 11, 1999, issued a new policy entitled “Building on Success — A Policy Framework for Canadian Television”. This policy introduced changes to the regulatory environment in an attempt to provide more flexibility and diversity for broadcasters while still providing a predominant amount of Canadian programming content.

Under this new policy, Canadian content levels for conventional private television broadcasters will remain at 60% overall and 50% in prime time. As part of its new policy, the CRTC also announced that it would not require licensees to make quantitative commitments to local news programming but would require licensees to demonstrate how they intend to respond to the demands of local viewers as part of a license renewal application. The CRTC retained its policy of requiring the provision of local programming in order to access local advertising. The CRTC also retained the existing 150% dramatic programming credit for stations not part of a large multi stations group applicable to Canadian programming in the calculation of Canadian content requirements. As of September 1, 2000, the CRTC eliminated the Canadian programming expenditure requirements or expectations that had been imposed on stations. As well, in a departure from past practice, the renewal of all conventional television licenses held by an ownership group will be considered at the same hearing.

Pay Audio Services

Pay audio musical programming services provided to residential Canadian subscribers by broadcast distribution undertakings are licensed and regulated by the CRTC. In 1996, the CRTC confirmed the terms of the four pay audio licensing decisions it issued in 1995. By licensing four pay audio services, the CRTC established an open licensing framework and imposed on each licensee Canadian content and French-language selection requirements. Pay audio services are subject to Canadian content requirements as well as French-language service requirements. Canada originated pay audio channels may be linked on a 1:1 basis with foreign originated channels.

The CRTC has also imposed access requirements in the Broadcasting Distribution Regulations for third party pay audio services. If a Class 1 cable licensee distributes a pay audio service in which it or an affiliate controls 30% or more of the issued shares of the pay audio licensee, the Class 1 cable licensee is required to distribute at least one other third party pay audio service.

Canadian Content Requirement for Broadcasters

As mentioned previously, Canadian conventional television services, specialty television networks and premium television networks are required to devote a certain amount of their programming schedules to Canadian productions. These requirements provide support to the market for Canadian programs (such as the ones we produce through Nelvana) as long as they qualify as Canadian programs for purposes of the Canadian Audio Visual Certification Office (“CAVCO”) or the CRTC.

CAVCO and the CRTC determine the criteria for qualification of a program as “Canadian”. Generally, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in principal functions, and where a substantial portion of the budget is spent on Canadian elements. In addition, the Canadian producer must have full creative and financial control of the project.

Film and Television Tax Credits and Grants

Nelvana generally receives various federal and provincial tax credits on its television series and feature films, which typically provide benefits of between 15% and 18% of the Canadian production budget. These tax credits are calculated on the basis of each individual production.

Nelvana is also eligible to receive additional funding for its productions from various programs through The Canadian Television Fund, Telefilm Canada in respect of feature films and other Canadian industry funding sources. However, given the limited resources of these programs, Nelvana has no assurance that it will obtain these funds for future productions.

International Treaty Co-Productions

Canada is a party to co-production treaties with many countries throughout the world, excluding the United States. These international co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions. Canadian co-production treaty partners include China, France, Great Britain, Germany and Australia. A production that qualifies as a co-production for treaty purposes is considered to be a domestic product in each of the participating countries and, as such, is entitled to many aspects of national treatment in each country. More specifically, the co-production usually qualifies for domestic treatment under applicable broadcasting legislation and certain government subsidies. The co-producers in their respective domestic market jointly hold the copyright in the production. Sharing of foreign revenues is based on the respective contribution of each co-producer, subject to negotiation between the co-producers and approval by the appropriate government authorities. Many of Nelvana’s series are produced through international treaty co-productions.

Competition Act Requirements

The Commissioner of Competition has the authority pursuant to the Competition Act (Canada) to inquire into mergers and apply to the Competition Tribunal for remedial orders, including an order blocking a merger, where the Commissioner determines the merger is or will likely prevent or lessen competition substantially in a market. To facilitate the Commissioner’s review of mergers, parties to a merger transaction are required to pre-notify the Commissioner of Competition prior to completing the transaction when specified party and transaction-size thresholds are satisfied. For example, in the case of an asset purchase, a transaction is notifiable if the parties to the transaction, together with their affiliates, have assets in Canada or annual gross revenues from sales in, from or into Canada that exceed $400 million and if the aggregate value of the Canadian assets to be acquired or annual gross revenues from sales in or from Canada generated from those assets exceed $35 million. The

Competition Bureau is currently reviewing the $35 million transaction size and is considering an increase to $50 million and $400 million respectively.

Ownership transfers of licensed broadcasting undertakings exceeding these financial thresholds thus require the approval of both the CRTC and the Commissioner of Competition according to their respective statutory mandates. The two authorities could come to different conclusions on a given transaction. For example, the CRTC could approve a broadcasting company’s acquisition of radio stations as being in accordance with its commercial radio policy whereas the Commissioner of Competition might conclude that the acquisition would substantially lessen competition in the market or markets under consideration.

Investment Canada Act

Under the Investment Canada Act, or ICA, certain transactions which involve the acquisition of control of a Canadian business by a non-Canadian require the approval of the Canadian government. The Ministry of Industry (Canada) is responsible for reviewing proposed acquisitions of control of Canadian businesses by non-Canadians. However, where the Canadian business is a “cultural business”, that proposed acquisition would also be subject to review by the Minister of Canadian Heritage. Cultural businesses include those involved in the publication, distribution or sale of books, magazines, periodicals and newspapers, as well as businesses involved in the production and distribution of film and video recordings, audio and video music recordings. Radio, television and cable television broadcasting undertakings are also considered “cultural businesses” under the ICA, but they are also the subject of other, more stringent, Canadian ownership and control regulations under the Broadcasting Act, as discussed above.

Before an acquisition of a “cultural business” by a non-Canadian can be completed, the non-Canadian must be able to demonstrate that the proposed acquisition is likely to be of “net benefit to Canada”. In determining whether this test has been met, the Minister is required to take into account a number of factors outlined in the ICA, including compatibility with Canada’s cultural policy objectives, as well as any applicable government policies and any written undertakings that may have been given by the non-Canadian investor.

Copyright Act Requirements

Corus’ radio, conventional television, specialty television, pay television and pay audio undertakings rely upon licenses under the Copyright Act (Canada) in order to make use of the music component of the programming distributed by these undertakings. Under these licenses, Corus is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies which represent the copyright owners in such music component. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

The levels of the royalties payable by Corus are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other purposes. Any such amendments could result in Corus’ broadcasting undertakings being required to pay additional royalties for these licenses.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth certain financial information for each of the years in the three years ended August 31:

	Financial Years Ended August 31
(thousands of Canadian dollars
except per share data)	2002	2001	2000

Operations:
Revenues	$652,784	$556,825	$229,230
EBITDA(1)	$116,496	$123,916	$65,536
Net income (loss):	$(166,037)	$128,167	$155,984
Per share basic	$(3.90)	$3.09	$4.67
Per share diluted	$(3.90)	$3.06	$4.61
Cash flow derived from operations:	$229,803	$159,156	$54,304
Per share basic	$5.39	$3.83	$1.63
Per share diluted	$5.39	$3.81	$1.60
Weighted average number of Class A Voting and Class B Non-Voting shares (thousands)
Basic	42,621	41,539	33,379
Diluted	42,621	41,819	33,870
Financial Position:
Working capital	$62,865	$16,655	$389,864
Total assets	$1,925,156	$2,269,811	$1,429,003
Total long-term debt(2)	$649,005	$710,301	$297,355
Shareholders’ equity	$851,015	$1,167,607	$826,678
Stock Prices:
Closing price at year-end	$20.25	$29.87	$43.50

(1)	This measure is provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. It is also widely used for valuation purposes. A reconciliation of EBITDA and net income is provided in the consolidated statements of income (loss) and retained earnings (deficit). EBITDA is calculated as net income (loss) before minority interest, equity earnings, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other income, gain on sale of investments, interest expense, amortization and depreciation. A listing of these items is disclosed in the consolidated statements of income (loss) and retained earnings (deficit). These items are excluded in the determination of EBITDA as they are non-cash in nature, pre-tax, financing charges, income or expense from investing activities or are not considered to be in the ordinary course of business. EBITDA should not be considered in isolation of or as a substitute for (1) net income or loss, as an indicator of the Company’s operating performance, or (2) cash flow from operating, investing and financing activities, as a measure of the Company’s liquidity.

(2)	Long-term debt includes current portion of long-term debt, long-term debt and securitized borrowings.

DIVIDEND POLICY

The decision to pay dividends on the Corus Class A or B shares is made by the Board of Directors of Corus on the basis of earnings, financial requirements and other considerations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), see pages 19 to 38 of our 2002 Annual Report incorporated herein by reference.

MARKET FOR SECURITIES

The Corus Class B Shares are publicly traded on the Toronto Stock Exchange under the symbol “CJR.B”, and on the New York Stock Exchange under the symbol “CJR”.

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and executive officers of the Company as of August 31, 2002, their positions and offices within the Company and their principal occupations during the last five years.

Name and Municipality of Residence	Director/Officer	Position with Corus/Principal Occupation

Pierre Béland Montreal, Quebec	Director	President, Metromedia Plus

Dennis M. Erker(2)(3) Edmonton, Alberta	Director	Partner, The FE Advisory Group (a financial and estate planning company)

Clinton C. Forster(4) Victoria, British Columbia	Director	President, Forvest Investments Inc. (an investment company)

David Jensen(1) Englewood, Colorado	Director	Vice President, Liberty Media

David Koff Englewood, Colorado	Director	Senior Vice President, Liberty Media

Wendy A. Leaney(1) Toronto, Ontario	Director	President, Wyoming Associates Ltd.

Dorothy Zolf McDonald, PhD(4) Toronto, Ontario	Director	Corporate Director, former Associate Professor, Graduate Program in Communication Studies, University of Calgary and Visiting Professor, University of Alberta

Catherine Roozen(3) Edmonton, Alberta	Director	Director and Corporate Secretary of Cathton Holdings. Ltd.

Terrance E. Royer(1)(2) Calgary, Alberta	Director	Executive Vice Chairman, Royal Host Corp. (a hotel management company)

Heather A. Shaw(2)(3) Calgary, Alberta	Executive Chair and Director	Executive Chair, Corus Entertainment

Julie M. Shaw(4) Calgary, Alberta	Director	Vice President, Facilities, Design and Management, Shaw Communications, and Secretary, Shaw Foundation

John M. Cassaday(2) Toronto, Ontario	President, Chief Executive Officer and Director	President and Chief Executive Officer, Corus Entertainment

Michael Hirsh Toronto, Canada	Director and Officer	Chief Executive Officer of Nelvana Limited

Thomas C. Peddie C.A. Toronto, Ontario	Officer	Senior Vice President and Chief Financial Officer, Corus Entertainment

Paul W. Robertson Toronto, Ontario	Officer	President, Television, Corus Entertainment

John P. Hayes Toronto, Ontario	Officer	President, Radio, Corus Entertainment

Kathleen C. McNair Toronto, Ontario	Officer	Vice President, Business & Regulatory Affairs, General Counsel, Corus Entertainment

Judy Adam C.A. Oakville, Ontario	Officer	Vice President, Controller, Corus Entertainment

Hal Blackadar Oakville, Ontario	Officer	Vice President, Human Resources, Corus Entertainment

Name and Municipality of Residence	Director/Officer	Position with Corus/Principal Occupation

Pierre Arcand Town of Mount Royal, Quebec	Officer	President, Quebec Radio

John R. (Jack) Perraton Calgary, Alberta	Secretary	Partner, Field Atkinson, Perraton, Barristers and Solicitors

(1)	Member of the Audit Committee

(2)	Member of the Executive Committee

(3)	Member of the Human Resources Committee

(4)	Member of the Corporate Governance Committee

Each director named above, except for Pierre Beland, was appointed a director on December 11, 2001 and will hold office until the annual meeting of shareholders scheduled to be held on December 10, 2002. Thereafter, each director will be elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed. Mr. Beland was appointed on July 25, 2002.

Each officer or director of Corus has been engaged for more than five years in his or her principal or prior occupation, as the case may be, except as follows: prior to January, 1999, Terrance E. Royer was President and Chief Executive Officer of Royco Hotels and Resorts Ltd.; prior to September, 1999, Heather A. Shaw was President, DMX Canada and Shaw Advertising Services and Vice President of Shaw Communications Inc.; prior to September, 1999, John M. Cassaday was President and Chief Executive Officer, Shaw Media and prior to September, 1997, was President and Chief Executive Officer of CTV Television Network Ltd.; prior to September 1999, Thomas C. Peddie was President and Chief Executive Officer, WIC and prior to July, 1998, was a communications and broadcasting consultant and acting President, Senior Vice President, Operations and Chief Financial Officer of CTV Television Network Ltd.; prior to September, 1999, Paul Robertson was President, YTV and prior to January, 1997 was President of Baton Broadcast Sales; prior to July, 2001, John P. Hayes was Chairman and CEO of RadioAmp and prior to 2000, he was a consultant to Goldman Sachs International, and prior to 1998, he was CEO and President of Alliance Broadcasting LP; prior to September, 1999, Judy Adam was Director, Finance of WIC Connexus Inc. and prior to April, 1996, was the Corporate Controller of WIC Western International Communications Ltd.; Kathleen McNair was Vice President and General Counsel for Salter Street Films Limited prior to January, 2000, and prior to May, 1999 she was a Partner at the communications law firm Johnston & Buchan; Kerry Morgan was Director of Public Relations for the Canadian Broadcasting Corporation prior to November 2000; Hal Blackadar was the General Manager of Corus Radio Ontario prior to June, 2002; Pierre Béland was the President of Corus Radio Quebec prior to July 25, 2002 and was President of Metromedia CMR prior to August 31, 2000; and prior to July 25, 2002, Pierre Arcand was Executive Vice President of Metromedia CMR.

As of August 31, 2002, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over 1,794,712 Class A participating shares and 40,846,420 Class B non-voting participating shares, representing 9.78% and 2.37% of the issued and outstanding Class A participating shares and Class B non-voting participating shares, respectively.

ADDITIONAL INFORMATION

Corus Entertainment Inc. shall provide to any person, upon request to the Secretary of the Corporation:

a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

1)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

2)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying auditors’ report and one copy of any subsequent interim financial statements of the Company;

3)	one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

4)	one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus that are not mentioned in (1), (2) or (3) above.

b)	at any other time, one copy of any documents referred to in (a)(1), (2) and (3) above, provided the Company may require the payment of a reasonable charge if the request is made by person who is not a security holder of the Company.

Additional information including directors’ and officers’ remunerations and indebtedness, principal holders of the Company securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular dated December 10, 2002. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year. A copy of such documents may be obtained upon request from the Company.

The Secretary of the Company can be contacted at:

Corus Entertainment Inc.
501, 630 — 3rd Avenue S.W.
Calgary, Alberta
T2P 4L4
Phone: (403) 444-4244

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

Corus Entertainment Inc. (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (the “SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Class B Non-Voting Shares and 8 3/4% Senior Subordinated Notes due 2012.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED at Toronto, Ontario as of the 20th day of January, 2003.

CORUS ENTERTAINMENT INC.

By: /s/ THOMAS C. PEDDIE Name: Thomas C. Peddie Title: Senior Vice President and Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, John M. Cassaday, principal executive officer of Corus Entertainment Inc., certify that:

1.     I have reviewed this annual report on Form 40-F of Corus Entertainment Inc.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 20, 2003	By: /s/ John M. Cassaday John M. Cassaday President and Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Thomas C. Peddie, principal financial officer of Corus Entertainment Inc., certify that:

1.     I have reviewed this annual report on Form 40-F of Corus Entertainment Inc.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 20, 2003	By: /s/ Thomas C. Peddie Thomas C. Peddie Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Audited consolidated financial statements of the Registrant as at and for the three years ended August 31, 2002
2	Management’s Discussion and Analysis
3	Consent of Ernst & Young LLP