Form 40-F
period 2003-08-31
CORUS ENTERTAINMENT INC
filed 2004-01-14
CIK 1100868

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended:	August 31, 2003
Commission File number:	001-14992

CORUS ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	4832, 4833 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)

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
8¾% Senior Subordinated Notes due 2012
For annual reports, indicate by check mark the information filed with this form:

☑         Annual Information Form         ☑         Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Shares	1,726,712
Class B Non-Voting Shares	40,914,420

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes   ☐         No   ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes   ☑         No   ☐

RENEWAL ANNUAL INFORMATION FORM

Fiscal year ended August 31, 2003

Corus Entertainment Inc.

October 31, 2003

RENEWAL ANNUAL INFORMATION FORM
CORUS ENTERTAINMENT INC.

Table of Contents

INCORPORATION OF CORUS	3
Organization and Name	3
Subsidiaries and Affiliates	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Historical Background	5
Significant Acquisitions and Divestitures	5
DESCRIPTION OF THE BUSINESS	8
Radio	8
Description of the Industry	8
Competition	9
Business Overview	9
Operating Strategy	11
Television	11
Description of the Industry	11
Competition	13
Business Overview	14
Operating Strategy	16
Content	17
Description of the Industry	17
Competition	18
Business Overview	18
Operating Strategy	20
GENERAL INFORMATION	20
Intellectual Properties	20
Principal Properties	20
Employees	22
Legal	22
Environmental	22
Controls and Procedures	22
Code of Ethics	23
CANADIAN COMMUNICATIONS INDUSTRY REGULATORY ENVIRONMENT	23
Canadian Radio-television and Telecommunications Commission	23
Industry Canada	23
Restrictions on Non-Canadian Ownership	23
Broadcasting Services	24
Radio Undertakings	24
Specialty and Premium Television Undertakings	25
Local Television Undertakings	25
Pay Audio Services	26
Cable Advertising Services	26
Canadian Content Requirement for Broadcasters	26
Film and Television Tax Credits and Grants	26
International Treaty Co-Productions	26
Competition Act Requirements	27
Investment Canada Act	27
Copyright Act Requirements	27
SELECTED CONSOLIDATED FINANCIAL INFORMATION	29
DIVIDEND POLICY	30
MANAGEMENT’S DISCUSSION AND ANALYSIS	30
MARKET FOR SECURITIES	30
DIRECTORS AND OFFICERS	31
Audit Committee Financial Expert	32
ADDITIONAL INFORMATION	33

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

INCORPORATION OF CORUS

Organization and Name

Corus Entertainment Inc. (“Corus” or the “Company”) is a Canadian based media and entertainment company with interests in radio broadcasting, television broadcasting, and production and distribution of children’s media content. The Company was originally incorporated under the Canada Business Corporations Act as 3470652 Canada Inc. on March 3, 1998. Corus amended its articles to change its name to Corus Entertainment Inc. on May 28, 1999 and subsequently amended its articles on August 26, 1999 to create additional classes of shares.

Corus commenced operations on September 1, 1999. On that date, pursuant to a statutory plan of arrangement (the “Arrangement”), Corus was separated from Shaw Communications Inc. (“Shaw”) as an independently operated, publicly traded company, and assumed ownership of Shaw’s radio broadcasting, specialty television programming, digital audio services and cable advertising services businesses, as well as certain investments held by Shaw.

Corus commenced trading on the Toronto Stock Exchange (CJR.B) on September 3, 1999 and on the New York Stock Exchange (CJR) on May 10, 2000.

Corus’ registered office and an executive office is located at 501, 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4. A second executive office is located at BCE Place, Bay-Wellington Tower, Suite 1630, 181 Bay Street, P.O. Box 767, Toronto, Ontario, M5J 2T3.

Subsidiaries and Affiliates

The following table describes the material operating subsidiaries and affiliates of Corus as at August 31, 2003, their jurisdiction of incorporation or organization, the percentage of voting and non-voting securities owned by Corus directly or indirectly and the nature of the business in which each subsidiary or affiliate is engaged.

	JURISDICTION —%		%
	INCORPORATION/	OWNED	OWNED
NAME	ORGANIZATION	VOTING	NON-VOTING	NATURE OF BUSINESS

Radio
Corus Radio Company	Nova Scotia	100%	100%	Radio Broadcasting
Metromedia CMR Broadcasting Inc.	Canada	100%	N/A	Radio Broadcasting
Corus Premium Television Ltd.	Canada	100%	100%	Radio Broadcasting
591989 B.C. Ltd.	British Columbia	100%	100%	Radio Broadcasting
591991 B.C. Ltd.	British Columbia	100%	100%	Radio Broadcasting
CKIK-FM Limited	Alberta	100%	50%	Radio Broadcasting
Canadian Broadcast Sales Partnership	Ontario	50%	50%	Radio Airtime Sales
Television
YTV Canada Inc.	Canada	100%	100%	CRTC License Holder (YTV and Treehouse TV)
YTV Productions Inc.	Ontario	100%	N/A	Television Production
Lifestyle Television (1994) Ltd.	Canada	100%	100%	CRTC License Holder (W Network)
Country Music Television Ltd.	British Columbia	90%	68.5%	CRTC License Holder (CMT)
591987 B.C. Ltd.	British Columbia	100%	100%	CRTC License Holder (Ontario Television)
Superchannel Ltd.	Alberta	100%	100%	CRTC License Holder (Premium Television)
MovieMax! Ltd.	Alberta	100%	N/A	CRTC License Holder (Premium Television)
Corus Audio and Advertising Services Ltd.	Alberta	100%	N/A	Advertising Services (Digital ADventure)
Max Trax Music Ltd.	British Columbia	100%	N/A	CRTC License Holder — Residential Pay Audio Services (Max Trax)
Telelatino Network Inc.	Ontario	50.5%	N/A	CRTC License Holder (TLN Television)
Teletoon Canada Inc.	Canada	40%	N/A	CRTC License Holder (Teletoon)
Content
Nelvana Limited	Ontario	100%	N/A	Animated Television Program Production
Nelvana Marketing Inc.	Ontario	100%	N/A	Merchandising and Consumer Products
Nelvana Enterprises Inc.	Ontario	100%	N/A	Sales and Distribution of Television Programs
Nelvana Communications Inc.	United States	100%	N/A	Sales and Development of Television Programs
Nelvana International Limited	Ireland	100%	N/A	Sales and Distribution of Television Programs
Nelvana Enterprises (U.K.) Limited	United Kingdom	100%	N/A	Sales and Distribution of Television Programs
Kids Can Press Limited	Ontario	100%	N/A	Children’s Book Publishing

N/A — subsidiary has no non-voting shares outstanding

GENERAL DEVELOPMENT OF THE BUSINESS

Corus is a leading, integrated Canadian media and entertainment company with an established global distribution network for the programming we produce. Corus has strong established brands in each of its businesses: radio, television, and content. Our principal assets consist of 50 radio stations; a number of specialty television networks focused on children and adult genres; western Canada’s premium television services; Nelvana Limited, an international producer and distributor of children’s programming and products; Kids Can Press, Canada’s largest publisher of children’s books; three conventional television stations; a local cable advertising service (Digital ADventure); and Max Trax (formerly DMX Music), a digital audio service.

Historical Background

Certain of the businesses of Corus were operated by Shaw Communications Inc. (“Shaw”) prior to September 1, 1999. On that date, the shareholders of Shaw approved a statutory arrangement (the “Arrangement”) which had the effect of creating Corus as an independently operated, publicly traded company. Under the Arrangement, the assets of Shaw were separated into two distinct, publicly traded corporations: one continued under the name Shaw Communications Inc. and the other one became Corus Entertainment Inc. Shaw continues to carry on Shaw’s cable television, Internet access, telecommunications and satellite businesses. Corus now owns and operates the media businesses which had previously been carried on by Shaw.

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

Pursuant to the Arrangement, 1,907,665 Corus Class A Shares and 28,492,618 Corus Class B Shares were issued. On September 3, 1999, the Corus Class B Shares were listed and posted for trading on the Toronto Stock Exchange (CJR.B) and commenced trading at $18.90 per share. On May 10, 2000, Corus Class B Shares were listed for trading on the New York Stock Exchange (CJR) and commenced trading at US $26.125 per share.

Significant Acquisitions and Divestitures

Since September 1, 1999, Corus has become one of Canada’s leading media and entertainment companies and one of the largest radio broadcasters and specialty and premium television operators in Canada. Corus’ radio and television divisions have expanded through a number of acquisitions. As well, Corus expanded its business to include production and distribution of television programs, merchandise licensing and publishing. The most significant acquisitions and divestitures since the Company’s inception include the following:

Power Broadcasting Inc.

Effective March 31, 2000, Corus acquired the Canadian broadcasting assets of Power Broadcasting Inc. consisting of 17 radio stations and four television stations for $114 million. The broadcasting assets acquired included 11 radio stations in Ontario between Guelph and Kingston and six radio stations in Quebec between Montreal and Rimouski. The television stations in Ontario (CKWS-TV — Kingston and CHEX-TV in Peterborough and CHEX-TV in Oshawa) and Quebec (CHAU-TV) are affiliates of the CBC and TVA, respectively. Corus subsequently sold the Quebec (CHAU-TV) television station in February 2001 for approximately $9 million in cash.

WIC Western International Communications Ltd. (“WIC”)

Effective July 6, 2000, Corus acquired 12 radio stations, certain premium television undertakings and certain other related assets of WIC for a total consideration after integration costs of approximately $347 million, of which approximately $200 million was satisfied through the issuance of 7,125,000 Corus Class B Non-Voting Shares at a price of $28.05 per share and the balance in cash. This acquisition was part of a series of transactions pursuant to which Corus, CanWest Global Communications Corp. and Shaw divided the various broadcasting, distribution and other businesses of WIC.

The CRTC did not grant Corus the right to acquire WIC’s 50% ownership in The Family Channel Inc. and its direct 40% ownership interest in TELETOON Canada Inc. These ownership interests were sold to Astral Media Inc. on May 31, 2001 for cash consideration of $127 million.

Metromedia CMR Broadcasting Inc. (“Metromedia”)

Effective August 28, 2000, Corus acquired a 29.9% interest in Belcand Mount Royal Holdings Inc., the parent company of Metromedia, and entered into an agreement to acquire the remaining 70.1% interest subject to CRTC approval, which was completed on February 28, 2001. Metromedia operates five radio stations in Montreal (three French and two English), and one French station in the Laurentians. Total consideration paid included approximately $170 million in cash plus assumption of approximately $22 million in debt.

Nelvana Limited (“Nelvana”)

Nelvana is an international producer and distributor of children’s programming and products. At August 31, 2000, the Company owned an approximate 6.7% interest in Nelvana. Effective November 14, 2000, Corus completed the acquisition resulting in Nelvana becoming a wholly-owned subsidiary of Corus. Total consideration after integration costs of approximately $561 million was satisfied through the issuance of 5,047,532 Corus Class B Non-Voting Shares at a price of $41.807 per share and approximately $350 million in cash and the assumption of $94 million of debt.

The Comedy Network Inc.

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

The Women’s Television Network (“WTN” or “W Network”)

Effective November 19, 2001, Corus acquired all of the outstanding shares of Lifestyle Television (1994) Limited, which operated WTN, a specialty television network (relaunched April 15, 2002 as “W Network”) focused on women’s programming, from a subsidiary of Shaw, for cash consideration of $205 million.

Klutz

Effective April 8, 2002, Corus completed the sale of Klutz, a publisher of children’s books in the United States which was a subsidiary of Nelvana, to Scholastic Inc. for approximately $68 million (US$43 million) in cash plus a three-year earn-out based on revenue.

Max Trax Music Ltd. (formerly DMX Music Inc.)

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

The Locomotion Channel

On May 17, 2002, Corus acquired a 50% interest in The Locomotion Channel, an action-oriented animation cable service targeting young adults aged 18-35 available throughout Latin America for a maximum consideration of approximately $16 million (US$11 million in cash) less a holdback in the event of certain economic changes that may impact revenue projections. The service is operated in conjunction with the other 50% shareholder, Hearst Corporation.

Corus VC Ltd.

Effective May 31, 2002, Corus sold to Shaw all of its outstanding shares in Corus VC Ltd., which operates the Viewer’s Choice pay-per-view service in western Canada, for cash consideration of $33 million.

DESCRIPTION OF THE BUSINESS

Corus’ principal business activities are conducted through three operating groups: Radio, Television and Content, as described below.

RADIO

Corus’ radio group (“Corus Radio”) is comprised of 50 radio stations situated primarily in eight of the ten largest Canadian markets by population and in the densely-populated area of southern Ontario. Corus Radio is Canada’s leading radio operator in terms of revenues and audience reach.

Description of the Industry

The Canadian radio industry has historically been fragmented, with most stations being owned locally and oriented towards local advertisers and markets. In April 1998, the CRTC adopted a new radio multiple ownership policy allowing a single owner to own a maximum of two AM and two FM stations in each of Canada’s larger markets. Since then, there has been a significant amount of consolidation of ownership within the radio industry.

According to the CRTC, as of August 31, 2002, there were 515 commercial radio stations in Canada of which approximately 60% were FM stations and 40% were AM stations.

The industry is dependent upon advertising revenues for economic performance and growth. According to the CRTC, the industry generated over $1.09 billion in revenues in 2002. Radio stations compete for advertising dollars with other radio stations and many other forms of media. According to the CRTC, in 2002, the radio industry captured 14% of the approximately $7.5 billion spent on advertising in 2002, compared to the newspaper and television industries, which captured 22% and 34% of the total, respectively. According to the CRTC, in 2002, local advertising and national advertising represented 77% and 21%, respectively of total radio advertising revenues.

Radio is an efficient, cost-effective medium for advertisers to reach specific demographic groups. Stations are typically classified by their on-air format, such as country, adult contemporary, oldies and news/talk. A station’s format and style of presentation enables it to target certain demographics. By capturing a specific share of a market’s radio listening audience, with particular concentration in a targeted demographic market, a station is able to market its broadcasting time to advertisers seeking to reach that specific audience demographic. Advertisers and stations utilize data published by audience measuring services, such as Bureau of Broadcast Measurement (“BBM”), to estimate how many people within particular geographical and demographic markets listen to specific stations. The number of advertisements that can be broadcast without jeopardizing listening levels, and the resulting ratings, is determined primarily by the format of a particular station and the local competitive environment. The number of advertisements that can be broadcast is not regulated.

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

Radio broadcasters are continuing to see the importance of new media outlets to work in tandem with the traditional radio stations. There is a growing need to ensure that strong local websites exist for each station to offer advertisers an opportunity to complement on-air campaigns with an interactive element not previously possible through radio streaming alone. A successful combination of on-air and on-line streaming will lead to increased brand awareness for the radio broadcaster and the advertiser and should translate to a rise in ratings and advertising revenues.

Competition

Radio stations compete for advertising dollars with other radio stations in their respective market areas as well as with other forms of media such as conventional television, specialty television networks, daily, weekly, and free-distribution newspapers, outdoor billboard advertising, magazines, other print media, direct mail marketing, and the Internet. In each market, Corus’ radio stations face competition from other stations with substantial financial resources, including stations targeting the same demographic groups. In markets near the U.S. border, such as Kingston, Corus also competes with U.S. radio stations. On a national level, Corus competes generally with Standard Radio, Rogers Media, CHUM Radio and Astral Media, each of which owns and operates stations across Canada.

Factors that are material to competitive position include the station’s rank in its market, authorized power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of stations in the market area.

Business Overview

Corus Radio is the largest radio operator in Canada in terms of advertising revenues and reach. In Spring 2003, Corus led the industry with a market share of 29.0% in terms of reach, compared to our closest competitors, Standard Radio and Rogers Media, which had market shares of 23.4% and 19.4%, respectively in terms of reach, during that same period. During this period, Corus Radio attracted a cumulative weekly audience of approximately eight million listeners. In terms of audience tuning, Corus Radio’s share was 31% larger than our next competitor.

Corus Radio operates stations in urban centres in Canada, including Montreal, Toronto, Hamilton/Burlington, Winnipeg, Edmonton, Calgary and Vancouver, and in the densely-populated area of southern Ontario. Based on Spring 2003 BBM targeted demographics, more than half of our stations ranked number one. Corus Radio operates news/talk stations in eight out of Canada’s 10 largest markets by population (Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, London, Toronto and Montreal) and, in Spring 2003, half of these news/talk stations had the largest share of listeners in their markets. According to BBM rankings, in Spring 2003, the news/talk stations were the most listened to AM stations in Calgary, Edmonton, Vancouver and Winnipeg, measured by audience tuning.

The following table sets out particulars of Corus’ radio stations:

				Targeted	Rank within	Audience share within
Location	Call letter	Frequency	Format	demographic(1)	demographic(2)	total market(3)

Alberta
Calgary	CHQR (QR77)	AM	News/Talk/Sports/Info	A35+	1	13.1
	CKRY (Country 105)	FM	Country	A25-54	2	17.4
	CKIK (The Peak)	FM	Hot Adult Contemporary	F18-44	1	11.2
Edmonton	CHQT (Cool 880)	AM	Oldies	A35-54	5	6.6
	CHED (630 CHED)	AM	News/Talk/Sports/Info	A35+	1	15.5
	CISN (Country 103.9)	FM	Country	A25-54	2	13.0
	CKNG (Power 92)	FM	Contemporary Hit Radio	F18-49	2	12.5
Red Deer	CKGY (KG Country)	FM	Country	A25-54	2	31.7
	CIZZ (ZED FM)	FM	Top 40/Rock	A18-44	1	38.8
B.C.
Vancouver	CHMJ (MOJO 730)	AM	Talk Radio for Guys	M25-49	11	1.2
	CKNW (NW 980)	AM	News/Talk/Sports/Info	A35+	1	20.1
	CFOX (The Fox)	FM	New Rock	A18-34	4	4.7
	CFMI (Rock 101)	FM	Classic Rock	M25-49	3	8.1
Manitoba
Winnipeg	CJOB (CJOB 680)	AM	News/Talk/Sports/Info	A35+	1	27.3
	CJKR (Power 97)	FM	Rock	A18-34	1	13.1
Ontario
Barrie	CIQB (B101)	FM	Adult Contemporary	A25-54	2	27.9
	CHAY (Energy)(4)	FM	Contemporary Hit Radio	F18-34	1	15.7
Burlington	CING (Country 95.3)	FM	Country	A25-54	3	13.2

				Targeted	Rank within		Audience share within
Location	Call letter	Frequency	Format	demographic(1)	demographic(2)		total market(3)

Cambridge	CIZN (The Zone 92.9)(7)	FM	Hot Adult Contemporary	A18-44	N/A	(5)	N/A	(5)
Collingwood	CKCB (The Peak)	FM	Adult Contemporary	A25-54	N/A	(5)	N/A	(5)
Cornwall	CFLG (Variety 104.5)	FM	Adult Contemporary	A25-49	1		75.1
	CJSS (Blaze 101.9)(8)	FM	Contemporary Country	A35-54	2		18.2
	CJUL (Jewel 1220)	AM	Nostalgia/Information	A50+	1		6.8
Guelph	CJOY (CJOY)	AM	Full Service/Oldies	A35+	1		37.4
	CIMJ (Magic 106.1)	FM	Adult Contemporary	A25-49	1		62.6
Hamilton	CHML (AM 900)	AM	News/Talk/Sports/Info	A35+	2		20.2
	CJXY (Y 108)	FM	Classic Rock	M18-49	1		15.7
Kingston	CFFX (GT0 960)	AM	Oldies	A35+	5		5.6
	CFMK (Country 96)	FM	Country	F25-54	1		19.5
London	CFPL (AM 980)	AM	News/Talk/Sports/Info	A35+	4		8.2
	CFPL (FM 96)	FM	Contemporary Album Rock	M18-49	1		14.1
St. Thomas	CFHK (Energy)	FM	Top 40	F18-34	2		10.0
Peterborough	CKRU (980 Kruz)	AM	Oldies/Sports	A35-64	3		18.7
	CKWF (The Wolf)	FM	Rock	M18-49	1		60.1
Toronto	CFMJ (Mojo 640)	AM	Talk Radio for Guys	M25-49	8		2.2
	CFNY (Edge 102)	FM	New Rock	M18-34	1		5.0
	CILQ (Q107)	FM	Classic Rock	M25-49	2		7.7
Woodstock	CKDK (The Hawk)	FM	Classic Rock	M25-49	2		10.4
Quebec
Amqui	CFVM	FM	Adult Contemporary	A25-54	N/A	(5)	N/A	(5)
Drummondville	CJDM	FM	Adult Pop Rock(9)	A18-49	1		77.8
Montmagny	CFEL	FM	Adult Contemporary(9)	A25-54	N/A	(6)	N/A	(6)
Montreal	CINW (940 News)	AM	All News	A25-54	5		5.1
	CINF (Info 690)	AM	All News(9)	A25-54	7		3.1
	CFQR (Lite Rock Q92)	FM	Adult Contemporary	F25-54	1		28.0
	CKOO (98.5 Cool FM)	FM	Modern Rock(9)	A18-34	4		2.3
	CKOI (CKOI-FM)	FM	Contemporary Hit Radio(9)	A18-49	2		14.6
Rimouski	CIKI	FM	Contemporary Hit Radio(9)	A18-49	1		38.1
	CJOI	FM	Adult Contemporary(9)	A35-54	1		35.5
St. Jean	CFZZ	FM	Adult Contemporary(9)	A25-54	N/A	(6)	N/A	(6)
St. Jerome	CIME	FM	Adult Contemporary(6)	A25-54	N/A	(6)	N/A	(6)

Source: Spring 2003 BBM and Fall 2002 BBM for Fall only stations.

(1)	Targeted demographic specifies male (M), female (F) or adult (A) and the age range.

(2)	Based on cumulative weekly audience in the targeted demographic.

(3)	Share of hours tuned of commercial originating stations by listeners 12 years of age and older in that market.

(4)	CHAY was repositioned to Adult Contemporary focused on A 35-54 in Aug. 2003.

(5)	Unmeasured market.

(6)	Single station market.

(7)	CIZN was relocated to a new frequency 107.5 in Summer 2003 and was relaunched as DAVE-FM (CJDV-FM).

(8)	CJSS was reformatted as Rock 101.9 - Classic Rock in Aug. 2003.

(9)	French language broadcast.

Corus Radio derives the majority of its revenues from advertising sales. Revenues for fiscal 2003 and 2002 were approximately $226 million and $211 million respectively.

Revenues from Corus Radio are derived from two types of advertising: (a) advertising by local advertisers who are generally local merchants and who operate in the trading area encompassed by the station’s signal; and (b) advertising by national businesses such as automotive manufacturers, breweries, banks, fast food chains and similar operations which develop national advertising campaigns. The extent to which our advertising revenues are from local or national advertising depends on the given market, although, on average, approximately 75% of Corus Radio’s revenues were derived from local advertising. In order for FM stations to access advertising revenues in markets served by more than one commercial radio station, the CRTC requires that each FM radio licensee broadcast at least 42 hours each week of local programming.

Each group of radio stations in a market has its own sales force, which is responsible for acquiring and maintaining local advertising revenues. This local sales force is paid primarily on a commission basis at a rate of approximately 15% of the revenues from the advertising obtained. National advertising is placed by advertising agency representatives. The commissions paid to these agencies are approximately 4% - 5%. The rates that we charge are determined in part by ratings, intensity of competition in the market, and frequency and demographic characteristics.

Operating Strategy

Corus Radio will continue to strengthen its position in major markets and grow revenues and margins through research-driven programming decisions, professional sales execution and highly efficient operations. Corus Radio will also focus on leveraging new media to benefit both the listener and the advertiser.

Corus Radio aims to be rated by audience measuring services, such as BBM, as number one or two in the targeted demographic for their relevant markets, by continuing to provide attractive programming. Corus Radio has a clustering strategy pairing AM and FM radio stations to the limits allowed by the CRTC for the given market. Such clustering improves operating performance by expanding demographic coverage of the market, thereby providing local and national advertisers with “one stop shopping”. Clustering also provides opportunities to share costs between radio stations, thereby improving operating margins.

Corus Radio is also committed to having the best radio sales force in the industry. To that end, in 2002, Corus launched Corus Radio Sales University, an internal training course designed to provide the sales team with the tools to succeed. To date, over 200 Corus radio sellers and managers have completed stage one and two of this training.

Corus Radio’s dedication to sales excellence extends beyond our clustering strategy and our training initiatives. In 2002, Corus launched Deep Sky, a radio marketing solutions business based in Toronto. Deep Sky has two major objectives, to market Corus generated syndicate content, available throughout Canada on Corus stations and other stations and to provide customized radio solutions for new radio advertisers in the form of content, promotions and the creative use of new radio.

Corus owns a 50% stake in Canadian Broadcast Sales (“CBS”), in partnership with Rogers Media. CBS is Canada’s leading national sales representation firm.

Corus Radio will continue to leverage new media to expand our audience and give new opportunities to advertisers through a series of strong local web-sites to complement our radio stations. On-line audio streaming through web-sites affords the broadcaster and advertiser a more personal connection with the listener not available through traditional radio. Advertisers are able to complement their on-air campaigns with more information on their products and can offer an interactive element through permission based e-mail available through Corus’ web-sites.

TELEVISION

Corus’ television group (“Corus Television”) is comprised of specialty television networks, premium television services, three conventional television stations, and other media services.

Description of the Industry

According to the Canadian Cable Television Association, as of September 2002, the Canadian television industry served approximately 11.8 million homes with televisions, of which 94.8% are passed by cable. Also as of September 2002, there were approximately 7.9 million cable subscribers and 1.9 million direct-to-home satellite subscribers. Total digital subscribers were approximately 3.2 million, up from 2.8 million a year earlier. In 2002, the four largest cable operators controlled approximately 87% of total cable subscribers in Canada.

Specialty and Premium Television Networks

Specialty and premium television networks generated $1.7 billion of combined advertising and subscriber revenues in 2002. Specialty and premium television networks are available to those Canadians who subscribe to the service package of a particular broadcasting distribution undertaking (“BDU”) (i.e. cable television, direct-to-home satellite and multipoint distribution systems). Specialty television networks provide special interest, news, sports, arts and entertainment programming, while premium television networks provide commercial-free movies, series and special event programming.

Specialty and premium television networks each obtain revenues by charging a monthly subscriber fee to cable and direct-to-home satellite operators. Subscriber fees are the lone source of revenues for licensed premium television services, while specialty services can also generate advertising revenue. The CRTC regulates the maximum subscriber fee if the network is included as part of the basic cable service of a large cable operator, but not if the network is carried on a discretionary tier. Regardless, the amount of the subscriber fee is specified in the network’s agreement with the BDU. Digital specialty services are carried on a new discretionary tier of digital only theme packages, as a stand-alone digital offering, or as part of individual premium services provided to digital subscribers. Specialty and premium television networks benefit from these subscriber fees, which are supported by the high level of cable and satellite penetration in Canada. Subscribers to discretionary tiers pay monthly fees to their BDU that reflect an amount for the basic service, plus an additional amount for specialty and premium television networks for which they subscribe on discretionary tiers.

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

Unlike premium television networks, which are prevented by CRTC regulations from obtaining advertising revenues, specialty television networks may obtain both subscriber and national advertising revenues. Specialty television networks appeal to advertisers seeking highly targeted markets. The CRTC limits national advertising to 12 minutes an hour but does not regulate advertising rates and specialty television networks are not required to share a portion of their advertising revenues with the cable and direct-to-home satellite operators. According to the CRTC, in 2002, television advertising comprised approximately 34% or $2.6 billion of the total $7.5 billion spent on advertising in Canada in 2002. Specialty television networks had an approximate 44% share of total television viewership in 2002 but only received a 19% share of total television advertising revenues, or approximately $508 million, up from $438 million, or a 13% share of total television advertising revenues in 2001.

Canadian specialty and premium television networks have experienced subscriber growth over the past decade due to the advances in cable-based delivery systems and the growth of direct-to-home satellite services. In November 2000, a number of new digital specialty television network licenses were awarded by the CRTC for launch commencing September 2001. Of these licenses, 21 were “Category 1” and 262 were “Category 2”. Category 1 digital specialty television networks are “must carry” services. Category 2 digital cable networks, on the other hand, are not guaranteed any distribution rights by virtue of their license. However, the CRTC requires a distribution undertaking to distribute five Category 2 services in which it or an affiliate does not own 10% of the equity for every Category 2 service it distributes in which it or an affiliate owns more than 10% of the equity. Since the initial awarding of 262 Category 2 licenses, additional Category 2 licenses have been granted. However, as of August 31, 2002, only 32 Category 2 networks are in operation. It remains unclear how many, if any, of the remaining Category 2 networks will be launched in the future. Category 2 networks may be competitive with one another but may not be directly competitive with an existing licensed analog specialty television network or premium television network or a Category 1 digital specialty television network.

The trend in the television sector is on innovative new products and services in the digital environment. The emphasis on instant gratification for consumers is dominating the industry. New product offerings will fuel growth in the digital sector, reduce churn and contribute to incremental revenue growth. Video-on-demand (“VoD”); Subscription video-on-demand (“SVoD”); High Definition Television (“HDTV”); impulse subscriptions; and Personal Video Recorders (“PVR”) all provide greater choice in delivery to the consumer and increase the amount of digital subscriptions for the provider. A description of these new digital products are as follows:

•	VoD provides an alternate method for the supply of video and related content material over cable and telecommunications networks. For broadcasters it represents a fundamental shift from a linear program service to the consumer having complete control over the programming segment.

•	SVoD is a video on demand service offered at a flat subscription price that provides viewers with unlimited access to select programs from the libraries of featured cable networks.

•	HDTV is a high-resolution digital television combined with Dolby Digital surround sound. This combination creates an unparalled combination of sound and image. HDTV requires new production and transmission equipment at the HDTV stations, as well as new equipment for reception by the consumer. The higher resolution picture is the main selling point for HDTV.

•	A PVR is an interactive television recording device. Like the VCR, a PVR records and plays back television programs, but, unlike the VCR, it stores the programs in digital as opposed to analog form, allowing the user the ability to watch what they want when they want.

The growth of the digital universe has added the capability for programmers to offer impulse subscriptions to customers. This allows the customer to act on impulse and become a one-time or short-term subscriber to certain digital offerings.

Conventional Television

Local television stations are licensed by the CRTC and provide over-the-air television signals to viewers within a local geographical market or on a network basis. The CRTC has licensed three English-language television networks, two private commercial networks and one public network. The private commercial networks are operated by CTV Television Network Inc. (“CTV”) and Global Television Network (“Global”) with the Canadian Broadcasting Corporation (“CBC”) operating the public broadcasting network. In addition to receiving conventional television signals off-air, the majority of Canadian viewers have access, either directly or through a BDU, to the television signals of U.S. border stations which are generally affiliated with one of the four U.S. commercial networks (ABC, NBC, CBS and Fox) and a Public Broadcast System station. Canadian conventional television stations generate revenue from advertising and receive no subscription revenues. The number of commercial messages that a station may broadcast is restricted to 12 minutes an hour and in some instances, as in the case of Corus’ Oshawa television station, is dependent on the production of local programming. The success of conventional television is dependent on the quality of programming which results in audience ratings that in turn attract advertisers to a station or network. In the case of stations affiliated with the CBC, the local, private affiliated station receives a fee from the CBC to air or broadcast CBC national programming at certain designated times, in addition to being able to generate advertising revenues.

Other Media Businesses

Digital audio services distribute music in a digital mode to homes served by BDUs. A digital stream is delivered via cable or satellite to a “set top” box and converted to a signal that a residential customer’s television or audio system can understand. A variety of music formats are available, including channels devoted exclusively to classical, rock, jazz, country and many other music genres. Residential digital audio services are subject to licensing requirements by the CRTC.

Cable advertising services provide commercial customers with wide coverage, high-frequency advertising at rates that are competitive with other forms of media. The business is exempt from licensing or regulatory requirements. An access fee is paid to the cable provider.

Competition

Corus Television’s specialty and premium television networks compete for subscriber fees with other specialty and premium television network operators, including Bell Globemedia, Alliance Atlantis Communications Inc., CHUM Limited and Astral Media Inc. According to the CRTC, in 2002, the Canadian specialty television and premium television network industries generated $1.5 billion of combined advertising and subscriber revenues. Corus’ specialty services also compete directly for advertising revenues with the operators of cable networks listed above and with broadcast networks, including Global, CBC and CTV, and with other advertising media. Corus’ conventional television stations compete principally for viewers and advertisers with other television stations that broadcast in Toronto and southern Ontario.

Business Overview

Corus had the following interests in specialty and premium television networks in Canada as at October 31, 2003:

NETWORK	DESCRIPTION OF PROGRAMMING	INTEREST

YTV	Children/Family	100%
Treehouse TV	Pre-school Children/Parents	100%
W Network Inc.	Lifestyle and Entertainment geared to women	100%
Country Music Television (“CMT”)	Country Music /Country Lifestyle	80%
Telelatino Network Inc.	Canadian-Italian and Spanish	50.5%
The Locomotion Channel	Action-Orientated Animation	50%
	— Aired in Latin America, Iberia (Spain and
	Portugal)
TELETOON Canada Inc.	Children/Family/Adult Animation	40%
The Food Network Canada	Food Related	19.9%
Movie Central	Premium Television — Premium Movies and Series	100%
Encore	Premium Television — Classic Movies	100%
Discovery Kids (Digital Service)	Children/Family	54%
SCREAM TV (Digital Service)	Horror Movies and Series	51%
The Documentary Channel (Digital Service)	Documentaries	53%
Max Trax	Digital Music Services	100%

Specialty Television Networks

Corus Television’s group of specialty television networks appeal particularly to kids, teens and women, much-coveted target groups among Canadian marketers. Corus Television’s specialty networks had the largest viewing audience, based on Nielsen Media Research People Meters Fall 2002 and Spring 2003 surveys. Each of the analog specialty television networks is ranked among the top three analog television networks that compete within its genre, based on targeted demographic.

YTV is a specialty television network dedicated to programming for children and youth aged two to 17. Based on the Nielsen Fall 2002 and Spring 2003 surveys, YTV broadcast 17 of the top 20 children’s shows in Canada in the Kids 2-11 genre. This network reaches children beyond the television with interactive events and initiatives including ytv.com, the top Canadian kids’ web-site. YTV is generally carried on the basic tier.

Treehouse TV is the only specialty service in Canada dedicated to preschoolers (ages two to five). Treehouse TV operates on a 24-hour basis offering a commercial-free television environment in its preschool programming that reflects the interests and developmental levels of young children.

W Network was acquired in November 2001 and is a specialty television service dedicated to serving the needs and interests of women. On April 15, 2002, the service, which was previously know as WTN, was rebranded, reformatted and relaunched as W Network. Recent Nielsen statistics indicates that W Network achieved a 60% growth in average minute audience of women 25-54 over the same period last year and now ranks #1 in its core demographic of W25-54.

Country Music Television, or CMT, is a specialty service dedicated to exhibiting country music videos and related programming. CMT mixes country music with country-themed movies and specials. Corus has a 90% voting interest and an 80% equity interest in CMT. The remaining 10% voting interest and 20% equity interest is held by Country Music Television Inc., the operator of a similar service in the United States.

Telelatino, in which Corus acquired a controlling interest in November 2001, is an ethnic specialty service that offers general interest domestic and international programming in the Italian, Spanish and English languages.

Max Trax is a residential digital audio service launched in the Spring of 1997. Max Trax (formerly DMX Music Inc.) is carried by BDUs as part of their basic service. Revenues for Max Trax are earned through subscriber fees. Max Trax is a partner in a joint marketing agreement with CBC to offer a 40 channel service to some customers under the brand name Max Trax Galaxie.

Currently, Corus offers three digital specialty television networks: The Documentary Channel, featuring documentaries from Canada and around the world; Discovery Kids, which offers children informative and entertaining programming with an emphasis on action, adventure and the environment; and SCREAM TV, which offers a horror theme through a movie-rich schedule of classic and modern thrillers, cult favorites and popular series. These services were launched in September 2001. Corus also holds interests in the following specialty television networks:

•	A 50% interest in The Locomotion Channel (“Locomotion”), an action-oriented animation premium television service. Locomotion is our first international venture, offering service in over 20 countries and four million homes throughout Latin America.

•	A 40% interest in TELETOON, which is a Canadian specialty service featuring a wide range of animation programming in all forms. TELETOON is available in both an English language version and a French language version.

•	A 19.9% equity interest in The Food Network Canada, a specialty service which provides information and entertainment programming related to food and nutrition.

Revenues from our specialty television networks are derived primarily from subscriber fees and advertising. In fiscal 2003, subscriber fees accounted for 46% and advertising accounted for 51% of total revenues from the specialty television networks.

Premium Television Networks

Movie Central and Encore Avenue are the exclusive licensed providers of premium television services in western Canada, featuring blockbuster movies, series and specials from diverse genres on six distinct channels. Each channel broadcasts commercial-free 24 hours a day, seven days a week. The Movie Central brand consists of four thematic channels: Movie Central, Adrenaline Drive, Shadow Lane and Heartland Road. The Encore brand consists of two thematic channels: Encore Avenue and Comic Strip. As at August 31, 2003, our Movie Central service had over 658,000 subscribers, an 8% increase in year-over-year subscribers, representing penetration of approximately 60% of digital cable and direct-to-home satellite subscribers in western Canada.

Revenues from premium television networks have experienced significant growth over the past two years as a result of increased direct-to-home satellite and digital cable subscribers. Revenues from these networks increased 29% to $72 million in fiscal 2003 from $56 million in fiscal 2001.

Local Television

Corus owns three local television stations — one in each of Kingston, Peterborough and Oshawa, Ontario — all of which are CBC affiliates. They were acquired in April 2000 as part of the Power Broadcasting acquisition.

Revenues are almost exclusively derived from advertising. In fiscal 2003, national agency directed clients accounted for 48% of revenues while local advertisers comprised nearly 36%. CBC network affiliate payments amounted to 10% of revenues, with the remaining 6% originating from a variety of sources.

Other Media Services

Digital ADventure primarily operates TV Listings channels, providing viewers with current and easily accessible listings for the local cable television program lineup. Revenues for Digital ADventure are derived through advertising.

Max Trax, a residential digital audio service, is offered to customers in a 40 channel audio package. Max Trax is carried by cable operators and direct-to-home satellite operators. Revenues from Max Trax are earned through subscriber fees.

Operating Strategy

To allow for the strategic development and integration, the various television assets are internally organized under two categories. The adult television group includes the operations of W Network, CMT, Telelatino, The Documentary Channel, SCREAM TV, our conventional television stations, Digital ADventure and Max Trax. Management responsible for adult-targeted programming develop strategies for integrating operations where possible, as well as cross-promotion and marketing opportunities and joint sales initiatives. The kids’ television group includes YTV, Treehouse TV, TELETOON and Discovery Kids, allowing management to consider shared programming, cross-promotion and value-added content opportunities.

Corus Television’s operating strategy is to focus on maximizing two key areas of its portfolio: (i) increasing its position in the kids’ and women’s genres and (ii) expanding the Premium Television services by capitalizing on the growth in digital services.

Kids and Women

Corus Television continues to lead the kids’ entertainment market place in Canada through programming on YTV, Treehouse TV, TELETOON and Discovery Kids. Corus Television intends to drive revenue growth in the kids’ sector by building program ratings, building the kids market by attracting new advertisers and building new revenue sources. Corus Television will also focus on programming and operational synergies across its properties.

The kids’ market and new media provide growth opportunities. Corus Television will capitalize on the growth in the home entertainment industry by constructing and investing in the new media platforms such as VoD, SVoD and interactive games to create new revenue streams. Sales of interactive CD-roms, branded DVDs, CDs and other merchandise will also fuel revenue growth in our kids’ area.

Corus Television has achieved a leadership position in the women’s genre with its W Network targeting women aged 25-54. The viewing audience in this demographic has increased 60% over the prior year, making W Network the number one ranked specialty service for women. W Network currently holds a 1.7% share of total viewing for the W25-54 audience, which affects further growth potential. However, W Network intends to increase its audience size by continuing to take a focused programming strategy that has proven successful — movie blocks, design shows and big ticket event specials.

Corus will expand the W Network brand through our wnetwork.com web-site and through network branded CD’s and other merchandise offerings.

Premium Television

The Premium Television services, Movie Central and Encore Avenue, will continue to capitalize on the growth in the number of digital households in western Canada and the increased demand for movies. As well, being the only premium movie channel licensee in western Canada, Movie Central has secured output agreements with major Hollywood studios for exclusive programming, such as first windows on blockbuster feature films and new HBO and Showtime products.

Corus Premium Television is also leading with innovative new digital product offerings which will fuel digital growth, reduce churn and contribute incremental revenues. In this regard, Corus Premium Television, in conjuction with Shaw’s VoD service, provides the first and only SVoD product in Canada, Movie Central Express. Movie Central Express showcases programming from four major Hollywood studios and offers up to 100 hours of unique programming each week that subscribers can view on demand for a monthly subscription.

As well, Corus Premium Television currently offers simulcast HDTV feeds with Bell ExpressVU, StarChoice and Shaw. HDTV is an important retention factor for high-end customers. It allows Movie Central subscribers the opportunity to have a television movie experience that exceeds that of the traditional DVD. By pairing SVoD and HDTV, programmers can offer subscribers the best in quality and convenience. In addition to growing and retaining customers, there can be additional revenue growth through increased subscriber fees for HDTV and/or an HD on-demand component.

Other Television Services

The CBC-affiliated television stations improved operating efficiencies by consolidating with our local market radio stations. Revenue growth is being achieved through an improved program schedule, expansion of news service and joint selling radio and television. Each of the stations represents the only local television broadcaster in their respective communities.

Corus believes cable advertising services such as Digital ADventure are a cost-effective advertising vehicle for national accounts and local merchants, particularly in areas where there are no local television stations. Our operating strategy involves optimizing existing products and services through product quality enhancements. Digital ADventure is also investigating new types of advertising-related businesses that are complementary to its core competencies. Digital ADventure has streamlined operations by creating regional hubs to service advertisers.

Max Trax is expected to continue to grow as the rollout of digital cable and the extension of direct-to-home satellite services expand. Max Trax now has greater profit coverage due to the elimination of the DMX license requirements.

CONTENT

The Content group consists of the operations of Corus’ wholly-owned subsidiary, Nelvana, an integrated children’s production and distribution company that develops, produces, markets and distributes quality branded media content and related products for children worldwide. Its brand portfolio includes internationally recognized animated characters such as Babar, Franklin, Beyblade, Little Bear, and The Berenstain Bears. Kids Can Press, a Canadian publisher of children’s books, is a wholly-owned subsidiary of Nelvana. Nelvana’s operations consist of the production and distribution of film and television programs, and branded consumer products (comprised of merchandise licensing and publishing).

Description of the Industry

In recent years the launch of numerous segmented networks in the North American television broadcasting industry has provided viewers with greater channel selection. This has also served to increase demand for programming for specialty television networks. There are now numerous television networks around the world that program dedicated children’s blocks and other programming exclusively for children. Nelvana’s content is seen in more than 180 countries on over-the-air, analog and digital platforms.

Over the past few years, the children’s television market has fundamentally changed. Demand for production has slowed due to consolidation and vertical integration of U.S. production studios and television networks, world economic downturn causing an advertising slump and the collapse of the German market.

Despite the current environment, the long-term outlook for the worldwide animation business and the children’s entertainment sector is favourable. Growth in the sector is being fueled by:

•	the growth of the 3-D animation market;

•	the shift of audiences from traditional broadcast networks to cable networks;

•	the growth of digital television services, providing a new platform for additional cable and satellite services and thereby new programming opportunities;

•	continuing international expansion by all types of programming services, including major U.S. broadcasters and domestic children’s services; and

•	the growth in demand for content featuring recognizable characters on the Internet.

According to industry sources, total spending on filmed entertainment, which includes feature films, video, television shows, animation and other programming in the United States is expected to grow from an estimated US$64 billion in 2002 to US$88 billion in 2007. In part due to the proliferation of cable and satellite services, channels targeting children have increased substantially in recent years.

Merchandising has grown from the popularity of toys that are associated with movies, books and television characters. According to industry sources, in 2002 licensed retail sales in the United States and Canada were approximately US$71.5 billion. All of Nelvana’s character brands fall into the entertainment/character property type category, which, according to industry sources, accounted for US$14.1 billion of retail sales in the United States and Canada in 2002. The entertainment/character property type category is the second largest category of licensed retail products, accounting for 20% of total sales in the United States and Canada in 2002.

According to industry sources, in the United States alone, juvenile publishing sales of paperbacks were approximately US$882 million in 2002.

The home entertainment market is a huge market and continues to grow. In 2003, the estimated world-wide market for home entertainment is expected to be US $244 per household or $23 billion marketwide. There has been a purchasing shift from VHS to DVD as the advancement of DVD technology has made it more user friendly and more affordable. Unit growth for DVD was up 69% in 2002, with a corresponding unit decline of 39% for VHS.

Competition

The business of producing and distributing children’s television programs is highly competitive. We compete with a variety of international companies, including HIT Entertainment, DIC, 4KIDS, TV LOONLAND and several U.S. studios such as the Walt Disney Company, Warner Bros, and Nickelodeon (a division of Viacom International Inc.). These U.S. studios are substantially larger, and have greater financial resources. Many have their own television networks on which their in-house productions are aired. In Canada we also compete with several producers and distributors such as Cinar Corp. and Decode Entertainment Inc.

Business Overview

Production and Distribution

Nelvana is an animation production and distribution company specializing in children’s and youth programming for television. Nelvana distributes programming to broadcasters in over 180 countries, including some of the world’s leading networks, such as Nickelodeon, the Disney Channel, HBO, ITV in the United Kingdom and France 3. We have 41 television programs on the air in Canada, and 26 in the United States. Nelvana’s production facility in Toronto houses state-of-the-art 2D and 3D digital animation technology as well as traditional animation capabilities. Most production is handled at Nelvana’s new state-of-the-art digital facility in Toronto, opened in June 2003, and programming is distributed internationally through five sales and distribution offices.

Over the past five years, Nelvana has grown its proprietary production deliveries from 135 half-hour equivalent episodes in fiscal 1998 to a peak level production level of 252 in fiscal 2002. However, the growth was achieved with significant investment in the new programs. In 2002, in response to a leaner marketplace, Nelvana committed to reducing cash flow requirements with the goal of achieving operating cash flow neutrality within the next year while continuing to grow its library. This was successful. Nelvana reduced its production slate to 140 new episodes for fiscal 2003. This amount of production maintained Nelvana’s leadership position in the industry while reducing cash flow requirements to produce the year’s slate. The following are some highlights from the production and distribution business in fiscal 2003:

•	versioning of 50 episodes of season II of Beyblade nearing completion;

•	produced 11 episodes of Jacob Two Two which premiered in September 2003 on YTV to solid ratings;

•	produced Miss Spider’s Sunny Patch Kids, based on the preschool books by David Kirk, and featuring the voices of Rick Moranis and Brooke Sheilds;

•	secured a major catalogue deal in the U.S. to release 44 back catalogue titles with Texas based Funimation, a rapidly growing home entertainment company, which was signed in September 2003; and

•	secured a major catalogue deal in the U.K. with Maverick to release 33 backlisted Nelvana titles, which was signed in September 2003.

At August 31, 2003, Nelvana’s program library totaled over 2,300 half-hour equivalent episodes, comprising 60 animated television series, 16 specials, 12 animated feature length films and 12 live action series. Children’s animated programs generally have longer life spans than those of live action programs because they can typically be resold continually to new generations of audiences around the world. The United States is the biggest market, accounting for 35% of production and distribution revenues in fiscal 2003, compared to 18% from the Canadian market and 47% from other countries.

Branded Consumer Products

Nelvana’s merchandising business contains some of Nelvana’s most popular characters, including Beyblade, Rescue Heroes, Babar, Little Bear and Franklin, which have achieved recognition and popularity worldwide and have become valuable long-term merchandising brands. Nelvana’s merchandising efforts focus on marketing its most popular brands and co-ordinating with retailers to promote its character merchandise in North America and around the world. Nelvana acquires brands from which it produces media content and becomes either the licensor or agent, on behalf of the owner of the property, for most product categories, including toys, plush, apparel, gifts, book publishing and interactive products. In January 2002, we entered into a master toy agreement with Hasbro for the distribution of Beyblade, a property owned by d-rights, Inc. Highlights in fiscal 2003 include the following:

•	Nelvana and Sony Wonder Canada signed an exclusive five-year Video, DVD and Soundtrack licensing agreement that will see the release of programming from Beyblade along with music from the show and original songs created specifically from upcoming shows and soundtracks;

•	Nelvana announced a new Babar licensing program that includes an infant layette program from Children’s Apparel Network that will develop into a full complement of products, including home décor and toys; and

•	Nelvana announced the acquisition of worldwide merchandise licensing rights for Nickelodeon’s Fairly Odd Parents.

Nelvana’s publishing business is conducted through its subsidiary Kids Can Press, acquired in 1998. Kids Can Press is the largest Canadian-owned English language publisher of children’s books with a broad and growing backlist of titles. Highlights of the Kids Can Press catalogue include:

•	Franklin — more than 50 million books sold worldwide, is taking Europe by storm. Currently Franklin is number one in France (and Norway). New and recent product lines launched in North America include Franklin First Readers and Franklin Workbooks, which focus on the educational market;

•	Stevie Diamond — continues to be a strong series with a recent release in France and a relaunch of the entire series in the U.S. The award winning mysteries have been licensed to Ragged Rascal Production for live action television;

•	The Kids Book of..series — with its focus on Canadian history, released a new title on Black Canadians, and is leading fall sales with this important contribution to both our programming and children’s literature;

•	Elliot Moose — wraps up with an endearing Christmas story;

•	ALPHABEASTS — last year won the Governor General’s Award for children’s book illustration, and next year will see a follow-up by rising star Wallace Edwards; and

•	The Amazing International Space Station — launches a new publishing relationship with Canadian kids’ science magazine, YES MAG.

Revenues from branded consumer products have shifted from 20% of total Content revenues in fiscal 2002 on a pro forma basis to 39% in fiscal 2003.

Operating Strategy

The operating strategy for Nelvana has undergone a fundamental change in the past year. The key to Nelvana’s strategy is to mine new revenue streams in consumer products including: merchandise licensing; home entertainment; interactive; music; publishing and alliances/sponsorships. By launching multiple revenue platforms, thereby increasing the ‘touch points’ with children and families, Nelvana increases the appeal and affinity for its character properties, thus increasing their value. No longer focused on production as the only revenue source, Nelvana is making solid progress in becoming a market-focused consumer products company. This strategy operates around three key themes;:

•	retooling Nelvana to mine new revenue streams;

•	producing a strong new slate of animation appealing to a diverse demographic; and

•	exploiting our deep library of classic brands.

Nelvana has identified its key brands and has created integrated brand plans for the next 12-18 months for each of these brands.

Nelvana’s home entertainment strategy focuses on the exploitation of existing catalogue properties and establishing strategic distributor relationships for new releases. As well, home entertainment products will drive significant merchandise sales in North America’s major retailers. Nelvana will focus on expanding character merchandise assortments around video ‘street date’ events thus creating a valuable synergy between the two.

Nelvana’s near-term production strategy focuses on a market-driven slate, based on key demographics and genres, paired with an on-going reduction in the production cost per episode. This market-driven strategy will see production skew towards three main target groups — preschoolers, teens/tweens and big kids. The production slate will capitalize on vertical integration to maximize merchandising revenue growth for the new titles.

GENERAL INFORMATION

Intellectual Properties

Corus uses a number of trademarks for its products and services as well as trademarks, logos and other representations of characters used in our productions. Many of these trade-marks are registered by Corus, and those trademarks that are not registered are protected by common law. Corus has taken affirmative legal steps to protect its trademarks, and Corus believes its trademark position is adequately protected.

Distribution rights to television programming and motion pictures are granted legal protection under the copyright laws of Canada, the United States and most foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of television programming. Corus believes that it takes and plans to continue taking all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright protection for all of the television programming produced and distributed by us under the laws of all applicable jurisdictions.

Principal Properties

Corus’ principal properties consist of the lands and buildings housing the offices, broadcasting studios, transmitter sites as well as the related electronic and other broadcasting equipment for each broadcasting licensee. In addition, the principal properties of the Company include the executive offices of Corus; the studios and offices of its radio stations; the administrative and sales offices of Max Trax and Digital ADventure, the premium television facilities; and Nelvana’s administrative offices, production and distribution facilities, and publishing facilities.

The table below describes the purpose, location, area and interest of the Company’s principal properties as at August 31, 2003:

PURPOSE	LOCATION	AREA (SQ FT)	OWNED OR LEASED

Corporate Offices:
Executive Office — Corus	Toronto, ON	9,959	Leased
Executive Office — Corus	Calgary, AB	13,566	Leased
Executive Office — Corus Radio	Toronto, ON	5,287	Leased
Various Offices — Administration	Toronto, ON	28,673	Leased
Specialty Programming Studios & Offices:
Specialty Channels	Toronto, ON	131,000	Leased
Corus Premium	Edmonton, AB	30,000	Leased
Radio Broadcasting Studios & Offices:
CIZZ-FM, CKGY-FM	Red Deer, AB	10,500	Owned
CHAY-FM/CIQB-FM	Barrie, ON	5,971	Owned
CKDK-FM	Woodstock, ON	5,300	Owned
CFPL-AM, CFPL-FM, CFHK-FM	London, ON	16,054	Leased
CKNW-AM, CFMI-FM, CFOX-FM, CHMJ-AM	Vancouver, BC	33,600	Leased
CKIK-FM, CHQR-AM, CKRY-FM	Calgary, AB	17,960	Leased
CKNG-FM, CHED-AM, CISN-FM, CHQT-AM	Edmonton, AB	29,363	Owned
Edmonton — 10550 — 102 Street	Edmonton, AB	14,000	Owned
CJKR-FM, CJOB-AM	Winnipeg, MB	15,458	Owned
CJXY-FM, CHML-AM, CING-FM	Hamilton, ON	22,409	Leased
CILQ-FM, CFMJ-AM, CFNY-FM	Toronto, ON	17,371	Leased
CKCB-FM	Collingwood, ON	3,225	Owned
CJOY-AM, CIMJ-FM	Guelph, ON	8,500	Owned
CFFX-AM, CFMK-FM	Kingston, ON	10,000	Owned
CIZN-FM	Cambridge, ON	2,200	Leased
CKRU-AM, CKWF-FM	Peterborough, ON	4,500	Leased
CFEL-FM	Montmagmy, QC	4,128	Owned
CFVM-FM	Amqui, QC	4,500	Owned
CFZZ-FM	St.Jean-sur-Richelieu, QC	2,600	Leased
CJDM-FM	Drummondville, QC	3,200	Leased
CIKI-FM, CJOI-FM	Rimouski, QC	19,175	Owned
CFQR-FM	Montreal, QC	4,000	Leased
CKOO-FM	Montreal, QC	4,000	Leased
CKOI-FM	Montreal, QC	8,000	Leased
CINW-AM/CINF-AM	Montreal, QC	6,500	Leased
Montreal Sales Office	Montreal, QC	5,175	Leased
CIME-FM	St. Jerome, QC	3,200	Leased
CFLG-FM, CJSS-FM, CJUL-AM	Cornwall, ON	6,000	Owned
Max Trax and Digital ADventure:
Various Offices	BC, AB, SK, MB, ON	22,194	Owned & Leased
Conventional Television:
CHEX-TV	Peterborough, ON	11,500	Leased
CHEX-TV	Oshawa, ON	4,781	Leased
CKWS-TV	Kingston, ON	19,634	Owned
Ontario TV Management	Peterborough, ON	35,970	Leased & Owned
Nelvana:
32 Atlantic	Toronto, ON	66,000	Owned
42 Pardee	Toronto, ON	45,000	Leased
204 Evans	Toronto, ON	16,000	Owned
Nelvana International	Europe	13,101	Leased
Publishing Facilities:
Kids Can Press	Toronto, ON	15,000	Leased

In addition, Corus leases various distribution facilities from third parties. These facilities include roof rights for the placement of Corus’ antenna towers, and land and space for other portions of our distribution system, including satellite transmission facilities.

All fixed assets and properties are encumbered by security interests securing repayment of certain sums borrowed by us under our credit facility with a syndicate of major Canadian chartered banks. Corus believes that its properties are in good condition and sufficient for its purposes.

Employees

As at August 31, 2003, Corus had approximately 2,800 full-time employees. The Company operates in a non-union environment except for 204 employees in conventional television and radio, and 55 employees in our premium television operations who are members of the Communications, Energy and Paperworkers Union of Canada and 115 employees in Quebec radio operations who are members of the Syndicat Général de la Radio.)

Legal

Corus is involved from time to time in various claims and lawsuits incidental to the ordinary course of our business, including intellectual property actions. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, or require us to seek licenses from third parties, any one of which could have an adverse effect on our business and results of operations. Actions which are incidental to our business are typically covered by insurance and management has estimated the potential liability and expensed the amount on its financial statements. Corus does not anticipate that the damages which may be awarded in any material action of which the Company is currently aware will exceed its insurance coverage. While no assurance can be given that these proceedings will be favorably resolved, Corus does not believe that the outcome of these legal proceedings will have a material adverse impact on our financial position or results of operations.

Environmental

The Company’s operations do not have any significant impact on the environment. The Company has not made and does not anticipate making any significant capital expenditures to comply with environmental regulations.

Controls and Procedures

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, Corus’ Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in Corus’ annual report on Form 40-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused such disclosure controls and procedures to be designed under their supervision) to ensure that material information with respect to Corus, including its consolidated subsidiaries, is made known to them and that they have evaluated the effectiveness of Corus’ disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures ensure that information required to be disclosed by Corus in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods required. Corus has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Evaluation of disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report, have concluded that, as of the end of such period, the Company’s disclosure controls and procedures were effective.

Changes in internal control over financial reporting

As of the end of the period covered by this annual report, there were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Code of Ethics

Corus is committed to fair dealing, honesty and integrity in all aspects of its business conduct. The Company takes its responsibility to its employees, shareholders and other stakeholders very seriously. The Company’s Code of Business Conduct (the “Code”) aims to demonstrate to its stakeholders and the public the Company’s commitment to conduct itself ethically.

The Code applies to all employees and members of the board of directors of Corus Entertainment Inc. and its subsidiary companies. For purposes of rules promulgated under Section 406 of the Sarbanes Oxley Act of 2002, portions of this Code shall comprise the Company’s “code of ethics” for senior executives and financial officers. The Code is included on pages 21 to 23 of the Company’s Annual Report for fiscal 2003.

CANADIAN COMMUNICATIONS INDUSTRY
REGULATORY ENVIRONMENT

Canadian Radio-television and Telecommunications Commission

Under the Broadcasting Act (Canada), the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing broadcasting policy objectives set forth in the Broadcasting Act.

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

The Company’s articles currently give our board of directors the authority to restrict the issue, transfer and voting of our Class A participating shares and the transfer of our Class B non-voting participating shares for the purpose of ensuring that we remain qualified to hold or obtain licenses to carry on any broadcasting or programming business.

Broadcasting Services

Corus’ radio stations and conventional television undertakings, specialty and premium television networks and pay audio services are subject to licensing and regulation by the CRTC. The Broadcasting Act gives the CRTC the power to issue and renew broadcasting licenses for a maximum term of seven years. Historically, all licenses issued by the CRTC have been consistently renewed except where there have been serious breaches of license conditions or regulations, in which case the licenses have been renewed for less than seven years. In order to conduct our business, we maintain our licenses in good standing and are in material compliance with conditions of license and regulatory requirements. All licenses held by us are in good standing and the CRTC has never declined to renew a license held by any broadcasting undertaking in which we hold an ownership interest.

Licenses issued by the CRTC generally sets out the terms and conditions of the broadcaster’s program offering, including Canadian content expenditures, Canadian exhibition requirements and signal delivery terms for our specialty, premium television and pay audio services. The CRTC also imposes restrictions on the transfer of ownership and effective control of all licensed broadcasting undertakings. Transferees of ownership or control of a licensed undertaking must demonstrate to the CRTC that the transfer is in the public interest, and the purchaser is required, in most instances, to provide a specific package of tangible benefits designed to benefit the Canadian broadcasting system. For transfer of ownership applications involving profitable radio stations, tangible benefits are required to represent a financial contribution equal to 6% of the purchase price and for acquisitions of television, or specialty or premium television network services, a financial contribution of 10% of the value of the transaction is expected.

The CRTC’s regulations that apply to radio, conventional television and specialty and premium television services require these broadcasting undertakings to obtain the prior approval of the CRTC in respect of any act, agreement or transaction that, directly or indirectly, would result in (i) a change in the effective control of a broadcasting undertaking; or (ii) a person together with any associate acquiring control of 30% or more of the issued voting securities, or 50% or more of the common shares, of a broadcasting undertaking or (iii) of a person that has, directly or indirectly, effective control of that broadcasting undertaking.

Radio Undertakings

The CRTC no longer regulates the formats of commercial FM radio stations except in the case of “specialty” radio licenses which, by definition, requires that (i) the language of broadcast is neither French nor English; (ii) more than 50% of the programming is spoken word; or (iii) less than 70% of the musical selections broadcast are not pop, rock, dance, country or country-orientated selections. For non-specialty format FM stations, the CRTC continues to require that less than 50% of the musical selections broadcast each week be “hits” which are defined in English markets as any selection which, prior to December 31, 1980, achieved a Top 40 position in any of the charts recognized by the CRTC. Each commercial station is required to make a contribution to Canadian talent development initiatives ranging from an annual payment of $27,000 for major market stations to $400 for small market stations.

On April 30, 1998, the CRTC announced certain changes to its commercial radio policy. By regulation, the CRTC increased Canadian popular music content levels broadcast to 35%. For French-language radio stations, at least 65% of popular, vocal music selections must be in the French language. The CRTC also changed ownership restrictions on the number of stations that could be owned within a particular market. The ownership changes allow a single owner to operate up to three stations provided only two may be in the same band, in a given language in smaller markets and, in markets with eight or more commercial stations in a given language, one owner may hold up to two AM stations and two FM stations. In assessing transactions involving a change in control or ownership, the CRTC has stated it will examine the impact on diversity of news voices, the level of competition and, if the applicant has equity holdings in other local radio stations or media, cross-media ownership levels in a given market. Under its new policy, the CRTC also stated that it would no longer apply market entry criteria in assessing applications for new radio services in a particular market. Radio broadcasters derive substantially all of their revenues from advertising revenues. There is no regulatory limit on the number of commercials that can be broadcast. In markets with more than one commercial FM station, FM licensees are required to broadcast at least 42 hours per week of local programming in order to access local advertising. The CRTC will be conducting a review of its 1998 commercial radio policy in 2005 following its consideration of at least one application seeking a license to operate a satellite radio service in Canada.

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

Specialty television networks derive substantially all of their revenues from subscription and advertising revenues. Premium television networks derive their revenues from subscriptions and by regulation are required to be commercial free. The CRTC generally requires cable and direct-to-home satellite distributors to carry all licensed specialty and premium television networks appropriate to the markets in which they are distributed with the exception of Category 2 digital services as described below. The maximum wholesale subscriber fee that can be charged to subscribers for the carriage of the service is regulated if it is carried as part of the basic service, but is not regulated if it is carried on an extended or discretionary tier. Subscriber fees payable to premium television network licensees are not regulated by the CRTC.

On November 24, 2000, the CRTC announced that it would license 16 new English-language and five French-language digital programming services for mandatory distribution on a digital basis known as Category 1 services. The CRTC stated that all Category 1 services must commence operation on or before November 24, 2001, but subsequently extended this date until September 30, 2002 for certain of the French-language Category 1 services. An additional 262 Category 2 digital services were also approved by the CRTC for distribution on a digital basis and continue to be licensed by the CRTC. Category 2 services may be competitive with one another but may not be directly competitive with an existing licensed analog specialty or premium television network or a Category 1 digital service. Category 2 services have no guaranteed distribution rights except that, if a cable or direct-to-home satellite operator carries a Category 2 service in which it or an affiliate owns more than 10% of the issued equity, it must distribute at least five non-related Category 2 services for each related service carried. The Category 2 services licensed in the Fall of 2000 are required to implement service no later than November 24, 2004, unless the CRTC approves an extension before that date.

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

Under this new policy, Canadian content levels for conventional private television broadcasters will remain at 60% overall and 50% in prime time. As part of its new policy, the CRTC also announced that it would not require licensees to make quantitative commitments to local news programming but would require licensees to demonstrate how they intend to respond to the demands of local viewers as part of a license renewal application. The CRTC retained its policy of requiring the provision of local programming in order to access local advertising. The CRTC also retained the existing 150% dramatic programming credit for stations not part of a large multi-stations group applicable to Canadian programming in the calculation of Canadian content requirements. As of September 1, 2000, the CRTC eliminated the Canadian programming expenditure requirements and the expectations that had been imposed on stations. As well, in a departure from past practice, the renewal of all conventional television licenses held by an ownership group will be considered at the same hearing.

Pay Audio Services

Pay audio musical programming services provided to residential Canadian subscribers by broadcast distribution undertakings are licensed and regulated by the CRTC. The CRTC has established an open licensing framework and has imposed identical requirements on each licensee regarding Canadian content and French-language selection requirements. Canadian-originated pay audio channels may be linked on a 1:1 basis with foreign originated channels.

The CRTC has also imposed access requirements in the Broadcasting Distribution Regulations for third party pay audio services. If a Class 1 cable licensee distributes a pay audio service in which it or an affiliate controls 30% or more of the issued shares of the pay audio licensee, the Class 1 cable licensee is required to distribute at least one other third party pay audio service.

Cable Advertising Services

Still image and teleshopping advertising services are exempted from having to hold a CRTC license. If the CRTC is satisfied that the licensing of an undertaking will not contribute in a material manner to the implementation of the broadcasting policy outlined in the Broadcasting Act, it shall exempt such undertaking from licensing requirements. The CRTC has issued a number of exemption orders which allow an undertaking to be operated without a license, provided it satisfies any terms and conditions contained in the particular order. Still image and teleshopping cable advertising services operate under the terms of exemption orders.

Canadian Content Requirement for Broadcasters

As mentioned previously, Canadian conventional television services, specialty television networks and premium television networks are required to devote a certain amount of their programming schedules to Canadian productions. These requirements provide support to the market for Canadian programs (such as the ones we produce through Nelvana) as long as they qualify as Canadian programs for purposes of the Canadian Audio Visual Certification Office (“CAVCO”) as an officially recognized co-production or the CRTC.

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

Competition Act Requirements

The Commissioner of Competition has the authority pursuant to the Competition Act (Canada) to inquire into mergers and apply to the Competition Tribunal for remedial orders, including an order blocking a merger, where the Commissioner determines the merger is or will likely prevent or lessen competition substantially in a market. To facilitate the Commissioner’s review of mergers, parties to a merger transaction are required to pre-notify the Commissioner of Competition prior to completing the transaction when specified party and transaction-size thresholds are satisfied. For example, in the case of an asset purchase, a transaction is notifiable if the parties to the transaction, together with their affiliates, have assets in Canada or annual gross revenues from sales in, from or into Canada that exceed $400 million and if the aggregate value of the Canadian assets to be acquired or annual gross revenues from sales in or from Canada generated from those assets exceed $50 million.

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

Investment Canada Act

Under the Investment Canada Act, or ICA, certain transactions which involve the acquisition of control of a Canadian business by a non-Canadian require the approval of the Canadian government. The Ministry of Industry (Canada) is responsible for reviewing proposed acquisitions of control of Canadian businesses by non-Canadians. However, where the Canadian business is a “cultural business”, the proposed acquisition would also be subject to review by the Minister of Canadian Heritage. Cultural businesses include those involved in the publication, distribution or sale of books, magazines, periodicals and newspapers, as well as businesses involved in the production and distribution of film and video recordings, audio and video music recordings. Radio, television and cable television broadcasting undertakings are also considered “cultural businesses” under the ICA, but they are also the subject of other, more stringent, Canadian ownership and control regulations under the Broadcasting Act, as discussed above.

Before an acquisition of a “cultural business” by a non-Canadian can be completed, the non-Canadian must be able to demonstrate that the proposed acquisition is likely to be of “net benefit to Canada”. In determining whether this test has been met, the Ministry is required to take into account a number of factors outlined in the ICA, including compatibility with Canada’s cultural policy objectives, as well as any applicable government policies and any written undertakings that may have been given by the non-Canadian investor.

Copyright Act Requirements

Corus’ radio, conventional television, specialty television, premium television and pay audio service undertakings rely upon licenses under the Copytright Act (Canada) in order to make use of the music component of the programming distributed by these undertakings. Under these licenses, Corus is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies which represent the copyright owners in such music component. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

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

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table set forth certain financial information for each of the years in the three year period ended August 31:

(thousands of Canadian dollars	Years Ended August 31
except per share data)	2003	2002(1)	2001

Operations:
Revenues	$643,918	$674,503	$556,825
EBITDA(2)	$165,312	$125,571	$123,916
Net income (loss):	$40,021	$(168,647)	$128,167
Per share basic	$0.94	$(3.96)	$3.09
Per share diluted	$0.94	$(3.96)	$3.06
Weighted average number of Class A Voting and Class B Non-Voting shares (thousands)
Basic	42,641	42,621	41,539
Diluted	42,645	42,621	41,819
Financial Position:
Working capital	$107,354	$66,696	$16,655
Total assets	$1,940,626	$1,939,984	$2,269,811
Total long-term debt(3)	$558,437	$649,005	$710,301
Shareholders’ equity	$884,677	$850,716	$1,167,607
Stock Prices:
Closing price at year-end	$23.90	$20.25	$29.87

(1)	See note 2(b) to the consolidated financial statements contained in the Company’s Annual Report for fiscal 2003 which discuss the adoption of the proportionate consolidation method for certain investments on a retroactive basis and the amended Canadian accounting standard for foreign currency translation.

(2)	This measure is provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. It is also widely used for valuation purposes. A reconciliation of EBITDA and net income is provided in the consolidated statements of income (loss) and retained earnings (deficit). EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) is calculated as net income (loss) before minority interest, equity earnings from investees, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other expense (income), loss (gain) on sale of investments, interest on long-term debt, amortization and depreciation. A listing of these items is disclosed in the consolidated statements of income (loss) and retained earnings (deficit). These items are excluded in the determination of EBITDA as they are non-cash in nature, pre-tax financing charges, income or expense from investing activities or are not considered to be in the ordinary course of business. EBITDA should not be considered in isolation of or as a substitute for (1) net income or loss, as an indicator of the Company’s operating performance, or (2) cash flow from operating, investing and financing activities, as a measure of the Company’s liquidity.

(3)	Long-term debt includes current portion of long-term debt, long-term debt and securitized borrowings.

DIVIDEND POLICY

The decision to pay dividends on the Corus Class A voting shares or Class B non-voting shares is made by the board of directors of Corus on the basis of earnings (loss), financial requirements and other considerations.

On December 9, 2003, the board of directors of Corus approved a semi-annual dividend for holders of Class A and Class B shares of $0.02 and $0.025, respectively. The Company’s first semi-annual dividend will be paid on December 31, 2003 to shareholders of record at the close of business on December 19, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For Management’s Discussion and Analysis of Financial Condition and Results of Operations, see pages 4 to 22 of the Company’s 2003 Annual Report incorporated herein by reference.

MARKET FOR SECURITIES

The Corus Class B Shares are publicly traded on the Toronto Stock Exchange under the symbol “CJR.B” and on the New York Stock Exchange under the symbol “CJR”.

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and executive officers of the Company as of October 31, 2003 or as otherwise noted, their positions within the Company and their principal occupations during the last five years.

Name and Municipality of
Residence	Director/Officer	Position with Corus/Principal Occupation

Pierre Béland(4) Montreal, Quebec	Director	President, Metromedia Plus

Fernand Bélisle(5) Breckenridge, Quebec	Director	President of 19 FB Inc. (a consulting company)

John M. Cassaday Toronto, Ontario	President, Chief Executive Officer and Director	President and Chief Executive Officer, Corus Entertainment Inc.

Dennis M. Erker(3) Edmonton, Alberta	Director	Partner, The FE Advisory Group (a financial and estate planning company)

Clinton C. Forster(6) Victoria, British Columbia	Director	President, Forvest Investments Inc. (an investment company)

Wendy A. Leaney(1) Toronto, Ontario	Director	President, Wyoming Associates Ltd. (a private investing and consulting firm)

Dorothy Zolf McDonald, PhD(4) Toronto, Ontario	Director	Corporate Director, former Associate Professor, Graduate Program in Communication Studies, University of Calgary and Visiting Professor, University of Alberta

Ronald D. Rogers(5) Calgary, Alberta	Director	Senior Vice-President & Chief Financial Officer Shaw Communications Inc.

Catherine Roozen(1)(3) Edmonton, Alberta	Director	Director and Corporate Secretary of Cathton Holdings Ltd.

Terrance E. Royer(1)(2) Calgary, Alberta	Director	Executive Vice Chairman, Royal Host Reit and Royal Host Corp. (a hotel and resort ownership, franchising and management company)

Heather A. Shaw(2)(3) Calgary, Alberta	Director	Executive Chair, Corus Entertainment Inc.

Julie M. Shaw(4) Calgary, Alberta	Director	Vice President, Facilities, Design and Management, Shaw Communications, and Secretary, Shaw Foundation

Thomas C. Peddie, FCA Toronto, Ontario	Officer	Senior Vice President and Chief Financial Officer, Corus Entertainment Inc.

Paul W. Robertson Toronto, Ontario	Officer	President, Television and Content, Corus Entertainment Inc.

John P. Hayes Toronto, Ontario	Officer	President, Radio, Corus Entertainment Inc.

Kathleen C. McNair Toronto, Ontario	Officer	Vice President, Corporate and Regulatory Affairs, General Counsel, Corus Entertainment Inc.

Judy Adam, C.A Oakville, Ontario	Officer	Vice President, Controller, Corus Entertainment Inc.

Hal Blackadar Oakville, Ontario	Officer	Vice President, Human Resources, Corus Entertainment Inc.

Pierre Arcand Town of Mount Royal, Quebec	Officer	President, Quebec Radio, Corus Entertainment Inc.

John R. (Jack) Perraton Calgary, Alberta	Secretary	Senior Partner, PerratonLaw

(1)	Member of the Audit Committee in fiscal 2003

(2)	Member of the Executive Committee in fiscal 2003

(3)	Member of the Human Resources Committee in fiscal 2003

(4)	Member of the Corporate Governance Committee in fiscal 2003

(5)	Appointed to the board of directors on December 9, 2003

(6)	Retired from the board of directors on December 9, 2003

Each director named above, except Clinton Forster, was appointed a director on December 9, 2003 and will hold office until the next scheduled annual meeting of shareholders. Thereafter, each director will be elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Each officer or director of Corus has been engaged for more than five years in his or her principal or prior occupation, as the case may be, except as follows: Pierre Béland was the President of Corus Radio Quebec prior to July 25, 2002 and was President of Metromedia CMR prior to August 31, 2000; prior to January 1999, Terrance E. Royer was President and Chief Executive Officer of Royco Hotels and Resorts Ltd.; prior to September 1999, Heather A. Shaw was President, DMX Canada and Shaw Advertising Services and Vice President of Shaw Communications Inc.; prior to September 1999, John M. Cassaday was President and Chief Executive Officer of Shaw Media; prior to September 1999, Thomas C. Peddie was President and Chief Executive Officer, WIC; prior to September 1999, Paul Robertson was President of YTV; prior to July 2001, John P. Hayes was Chairman and CEO of RadioAmp and prior to 2000, he was a consultant to Goldman Sachs International, and prior to 1998, he was CEO and President of Alliance Broadcasting LP; Kathleen McNair was Vice President and General Counsel for Salter Street Films Limited prior to January 2000, and prior to May 1999 she was a Partner at the communications law firm, Johnston & Buchan; prior to September 1999, Judy Adam was Director, Finance of WIC Connexus Inc.; Hal Blackadar was the General Manager of Corus Radio Ontario prior to June 2002; and prior to July 2002, Pierre Arcand was Executive Vice President of Metromedia CMR.

As of October 31, 2003, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over 896,638 Class A participating shares and 846,180 Class B non-voting participating shares, representing 52% and 3% of the issued and outstanding Class A participating shares and Class B non-voting participating shares, respectively.

Audit Committee Financial Expert

As required by Section 407 of the Sarbanes-Oxley Act of 2002, Corus must disclose in its annual report on Form 40-F whether its board of directors has determined that it has at least one “audit committee financial expert”, as defined by Section 407, serving on its audit committee, or if not, the reasons why it does not.

At the annual and special meeting of shareholders held on December 9, 2003, Mr. Fernand Bélisle, CA was appointed as a director of the Company and will serve until the next annual meeting. Mr. Bélisle was also appointed as a member of the Audit Committee. The Company’s board of directors has determined that Mr. Bélisle is an audit committee financial expert.

ADDITIONAL INFORMATION

Corus Entertainment Inc. shall provide to any person, upon request to the Secretary of the Company:

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

4)	one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus that are not mentioned in (1), (2) or (3) above.

b)	at any other time, one copy of any documents referred to in (a)(1), (2) and (3) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information including directors’ and officers’ remunerations and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular dated December 9, 2003. Additional financial information is provided in the Company’s consolidated financial statements for its most recently completed financial year. A copy of such documents may be obtained upon request from the Company.

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

CORUS ENTERTAINMENT INC.

Date:	January 13, 2003	By: /s/ THOMAS C. PEDDIE

Name: Thomas C. Peddie
Title: Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

1. Comparative consolidated financial statements for the year ended August 31, 2003, together with the auditors’ report thereon
2. Management’s Discussion and Analysis of Operating Results and Financial Position
3. Consent of auditors — Ernst & Young LLP dated January 13, 2004
4. Officers’ certifications required by Rule 13a-14(a) or Rule 15d-14(a)
5. Officers’ certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
6. Business Code of Conduct