Form 40-F
period 2004-08-31
CORUS ENTERTAINMENT INC
filed 2005-01-11
CIK 1100868

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended: Commission File number:	August 31, 2004 001-14992

CORUS ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	4832, 4833 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)

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

Class A Shares	1,724,929 As of August 31, 2004

Class B Non-Voting Shares	41,014,099 As of August 31, 2004

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

RENEWAL ANNUAL INFORMATION FORM

Fiscal year ended August 31, 2004

Corus Entertainment Inc.

October 31, 2004

RENEWAL ANNUAL INFORMATION FORM
CORUS ENTERTAINMENT INC.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe Corus’ objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on Corus’ current expectations and its projections about future events. However, whether actual results and developments will conform with the Company’s expectations and projections is subject to a number of risks and uncertainties, including, among other things: its ability to attract and retain advertising revenues; audience acceptance of Corus’ radio stations, specialty television networks and the television programs produced; the ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; the ability to compete in any of the industries in which the Company does business; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; the ability to protect the Company’s trade-marks, copyrights and other proprietary rights; and changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the forward-looking statements. Other unknown and unpredictable factors could also harm Corus’ results. Consequently, there can be no assurance that the actual results or developments anticipated by Corus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, Corus disclaims any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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

Corus commenced trading on the Toronto Stock Exchange (CJR.B) on September 3, 1999 and on the New York Stock Exchange (CJR) on May 10, 2000.

Corus’ registered office and a corporate office is located at 501, 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4. An executive office is located at BCE Place, Bay-Wellington Tower, Suite 1630, 181 Bay Street, P.O. Box 767, Toronto, Ontario, M5J 2T3.

Subsidiaries and Affiliates

The following table describes the significant operating subsidiaries and affiliates of Corus as at August 31, 2004, their jurisdiction of incorporation or organization, the percentage of voting and non-voting securities owned by Corus directly or indirectly and the nature of the business in which each subsidiary or affiliate is engaged.

	JURISDICTION—%		% OWNED
	INCORPORATION/	OWNED	NON-
NAME	ORGANIZATION	VOTING	VOTING	NATURE OF BUSINESS

Radio
Corus Radio Company	Nova Scotia	100%	100%	Radio Broadcasting
Metromedia CMR Broadcasting Inc.	Canada	100%	N/A	Radio Broadcasting
Corus Premium Television Ltd.	Canada	100%	100%	Radio Broadcasting
591989 B.C. Ltd.	British Columbia	100%	100%	Radio Broadcasting
591991 B.C. Ltd.	British Columbia	100%	100%	Radio Broadcasting
CKIK-FM Limited	Alberta	100%	N/A	Radio Broadcasting

Television
YTV Canada Inc.	Canada	100%	100%	CRTC License Holder (YTV and Treehouse TV)
YTV Productions Inc.	Ontario	100%	N/A	Television Production
W Network Inc.	Canada	100%	100%	CRTC License Holder (W Network)
Country Music Television Ltd.	British Columbia	90%	68.5%	CRTC License Holder (CMT)
591987 B.C. Ltd.	British Columbia	100%	100%	CRTC License Holder (Ontario Television)
Movie Central Ltd.	Alberta	100%	N/A	CRTC License Holder (Premium Television)
Encore Avenue Ltd.	Alberta	100%	N/A	CRTC License Holder (Premium Television)
Corus Audio and Advertising Services Ltd.	Alberta	100%	N/A	Advertising Services (Digital ADventure)
Max Trax Music Ltd.	British Columbia	100%	N/A	CRTC License Holder — Residential Pay Audio Services (Max Trax)
Telelatino Network Inc.	Ontario	50.5%	N/A	CRTC License Holder (TLN Television)
TELETOON Canada Inc.	Canada	40%	N/A	CRTC License Holder (TELETOON)

Content
Nelvana Limited	Ontario	100%	100%	Animated Television Program Production
Nelvana Marketing Inc.	Ontario	100%	N/A	Merchandising and Consumer Products
Nelvana Enterprises Inc.	Ontario	100%	N/A	Sales and Distribution of Television Programs
Nelvana Communications Inc.	United States	100%	N/A	Sales and Development of Television Programs
Nelvana International Limited	Ireland	100%	N/A	Sales and Distribution of Television Programs
Nelvana Enterprises (U.K.) Limited	United Kingdom	100%	N/A	Sales and Distribution of Television Programs
Kids Can Press Limited	Ontario	100%	N/A	Children’s Book Publishing

N/A – subsidiary has no non-voting shares outstanding

GENERAL DEVELOPMENT OF THE BUSINESS

Corus is a leading, integrated Canadian media and entertainment company with an established global distribution network for the programming the Company produces. Corus has strong established brands in each of its businesses: Radio, Television, and Content. The principal assets consist of 50 radio stations; a number of specialty television networks focused on children and adult genres; western Canada’s premium television services; Nelvana Limited (“Nelvana”), an international producer and distributor of children’s programming and products; Kids Can Press, Canada’s largest publisher of children’s books; three conventional television stations; a local cable advertising service (Digital ADventure); and Max Trax, a digital audio service.

Historical Background

Certain of the businesses of Corus were operated by Shaw prior to September 1, 1999. On that date, the shareholders of Shaw approved an Arrangement which had the effect of creating Corus as an independently operated, publicly traded company. Under the Arrangement, the assets of Shaw were separated into two distinct, publicly traded corporations: one continued under the name Shaw Communications Inc. and the other one became Corus Entertainment Inc. Shaw continues to carry on Shaw’s cable television, Internet access, telecommunications and satellite businesses. Corus now owns and operates the media businesses which had previously been carried on by Shaw.

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

Pursuant to the Arrangement, 1,907,665 Corus Class A Voting Shares and 28,492,618 Corus Class B Non-Voting Shares were issued. On September 3, 1999, the Corus Class B Non-Voting Shares were listed and posted for trading on the Toronto Stock Exchange (CJR.B) and commenced trading at $18.90 per share. On May 10, 2000, Corus Class B Shares were listed for trading on the New York Stock Exchange (CJR) and commenced trading at US$26.125 per share.

Significant Acquisitions and Divestitures

Since September 1, 1999, Corus has become one of Canada’s leading media and entertainment companies and one of the largest radio broadcasters and specialty and premium television operators in Canada. Corus’ radio and television divisions have expanded through a number of acquisitions. As well, Corus expanded its business to include production and distribution of television programs, merchandise licensing and publishing. The most significant acquisitions and divestitures in the past three fiscal years include the following:

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

The Locomotion Channel

On May 17, 2002, Corus acquired a 50% interest in The Locomotion Channel, an action-oriented animation cable service targeting young adults aged 18-35 available throughout Latin America, for a maximum consideration of approximately $16 million (US$11 million in cash) less a holdback in the event of certain economic changes that may impact revenue projections. The service is operated in conjunction with the other 50% shareholder, Hearst Corporation.

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

Description of the Industry

The Canadian radio industry has historically been fragmented, with most stations being owned locally and oriented towards local advertisers and markets. In April 1998, the Canadian Radio-television and Telecommunications Commission (the “CRTC”) adopted a new radio multiple ownership policy. In any market where there are at least eight commercial radio stations in English or French, a single owner can own as many as two AM and two FM stations in that language. Since then, there has been a significant amount of consolidation of ownership within the radio industry.

According to the CRTC, as of August 31, 2003, there were 532 commercial radio stations in Canada of which approximately 62% were FM stations and 38% were AM stations.

The industry is dependent upon advertising revenues for economic performance and growth. According to the CRTC, the industry generated over $1.19 billion in revenues in 2003. Radio stations compete for advertising dollars with other radio stations and many other forms of media. According to industry sources, the radio industry captures approximately 10% of an estimated $11 billion spent on advertising in Canada, compared to the newspaper and television industries, which capture approximately 23% and 24% of the total, respectively. According to the CRTC, in 2003, local advertising and national advertising represented 77% and 23%, respectively of total radio advertising revenues.

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

The industry may experience new methods of distribution in the future as applications have been made to the CRTC by two groups that want to distribute at least 78 channels of digital radio signals by satellite across Canada, and another group that wants to provide a similar service of 50 channels from land-based transmitters. All three applicants intend to charge a monthly subscription fee varying from $9.95 to $12.99 per month. The CRTC will review these applications in public hearings starting November 1, 2004. These hearings will address important issues including levels of Canadian-content, support of Canadian Talent Development, impact on existing radio broadcasters, etc.

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

Factors that are material to competitive position include the station’s rank in its demographic, market share of audience, authorized power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of stations in the market area.

Business Overview

Corus Radio is the largest radio operator in Canada in terms of advertising revenues and reach. In Spring 2004, Corus led the industry with a market share of 29.1% in terms of reach, compared to its closest competitors, Standard Radio and Rogers Media, which had market shares of 23.1% and 18.1% respectively, in terms of reach, during that same period. Corus Radio reaches one in three Canadians. In terms of audience tuning, Corus Radio’s share was 26% larger than its next competitor.

Corus Radio operates stations primarily in urban centres in Canada, including Montreal, Toronto, Hamilton/Burlington, Winnipeg, Edmonton, Calgary and Vancouver, and in the densely-populated area of southern Ontario. Based on Spring 2004 BBM targeted demographics, more than half of Corus’ stations ranked #1. Corus Radio operates news/talk stations in eight out of Canada’s 10 largest markets by population (Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, London, Toronto and Montreal). Corus leads the Toronto market through its three stations that focus on adults 18 to 49: Q107, Edge 102 and The New Mojo Radio. In Summer 2004 BBM rankings, Q107 was the #1 station for M25-54 and the #2 station for A25-54. Edge 102 was the #1 station with A18-34. Corus increased its market share with the success of Dave FM in Kitchener/Cambridge/Waterloo which has become the #2 station in the market following its reformat. As well, according to Summer 2004 BBM rankings, the news/talk stations were the most listened to AM stations in Edmonton, Vancouver and Winnipeg, measured by audience tuning.

The following table sets out particulars of Corus’ radio stations as at October 31, 2004:

						Audience
				Targeted	Rank within	share within
Location	Call letter	Frequency	Format	demographic(1)	demographic(2)	total market(3)

B.C.
Vancouver	CKNW (CKNW 980)	AM	News/Talk	A35+	1	17.6
	CFOX (The Fox)	FM	Active Rock	M18-34	2	14.3
	CFMI (Rock 101)	FM	Classic Rock	M25-54	2	14.4
	CHMJ (MOJO 730)	AM	Sports	M25-49	11	1.2
Alberta
Calgary	CKRY (Country 105)	FM	Country	A35-54	2	15.8
	CHQR (QR77)	AM	News/Talk	A35+	3	11.3
	CFGQ (Q107)	FM	Classic Rock	M25-49	3	10.8
Edmonton	CHED (630 CHED)	AM	News/Talk	A25+	1	14.3
	CKNG (JOE)	FM	80’s 90’s	A25-49	1	18.8
	CISN (CISN Country)	FM	New Country	F35-54	2	16.8
	CHQT (Cool 880)	AM	Oldies	A35-54	7	5.9
Red Deer	CIZZ (ZED 99)	FM	Mainstream Rock	A18-44	1	41.3
	CKGY (KG Country)	FM	Country	A35-54	2	22.6
Manitoba
Winnipeg	CJOB (CJOB 680)	AM	News/Talk/Sports	A35+	1	23.7
	CJKR (Power 97)	FM	Rock	M18-34	1	31.4

						Audience share
				Targeted	Rank within	within
				demographic(1)	demographic(2)	total
Location	Call letter	Frequency	Format			market(3)

Ontario
Barrie	CIQB (B101)	FM	Hot Adult Contemporary	A25-54	2	10.5
	CHAY (The New CHAY)(4)	FM	Adult Contemporary	A25-54	3	8.6
Burlington	CING (Country 95.3)	FM	Country	A25-49	3	6.2*
Cambridge	CJDV (DAVE)(7)	FM	80’s/90’s	A25-49	2	10.4
Collingwood	CKCB (The Peak)	FM	Adult Contemporary	A25-54	N/A(5)	N/A(5)
Cornwall	CFLG (Variety 104.5)	FM	Adult Contemporary	A25-49	1	31.8
	CJSS (Rock 101.9)(8)	FM	Rock	M25-54	2	11.7
	CJUL (Jewel 1220)	AM	Oldies	A50+	1	25.8
Guelph	CJOY (1460 CJOY)	AM	Oldies	A35+	2	10.0
	CIMJ (Magic 106.1)	FM	Adult Contemporary	A25-49	1	22.0
Hamilton	CJXY (Y 108)	FM	Rock Hits	M25-49	1	15.6
	CHML (AM 900)	AM	News/Talk	A35+	2	11.4
Kingston	CFMK (JOE)	FM	80’s 90’s	A25-49	3	8.8
	CFFX (Oldies 960)	AM	Oldies	A35+	5	4.8
London	CFPL (FM 96)	FM	Rock	M18-49	1	22.6
	CFPL (AM 980)	AM	News/Talk	A35+	8	4.5
St. Thomas	CFHK (Energy)	FM	CHR	A18-34	3	15.7
Peterborough	CKWF (The Wolf)	FM	Rock	A25-49	1	31.7
	CKRU (980 Kruz)	AM	Oldies/Sports	A35+	4	12.1
Toronto	CFNY (102.1 The Edge)	FM	New Rock	M18-34	1	16.6
	CILQ (Q107)	FM	Classic Rock	M25-49	1	14.3
	CFMJ (The New Mojo Radio)	AM	News/Talk	M25-49	10	3.7
Woodstock	CKDK (The Hawk)	FM	Classic Rock	M25-49	3	12.1
Quebec
Amqui	CFVM	FM	Adult Contemporary	A25-54	N/A(5)	N/A(5)
Drummondville	CJDM	FM	Adult Light Rock(9)	A18-49	1	46.6
Montmagny	CFEL	FM	Soft Rock(9)	A25-54	N/A(6)	N/A(6)
Montreal	CFQR (Lite Rock Q92)	FM	Adult Contemporary	F25-54	1	26.7
	CKOI	FM	Contemporary Hit Radio(9)	A18-49	2	14.2
	CINW (940 News)	AM	News/Talk	A25-54	5	2.8
	CHMP(10)	FM	News/Talk(9)	A25-54	5	4.1
	CINF (Info 690)	AM	News/Talk(9)	A25-54	7	1.4
Rimouski	CIKI	FM	Contemporary Hit Radio(9)	A18-54	1	37.9
	CJOI	FM	Adult Light Rock(9)	A35-54	1	37.7
St. Jean	CFZZ	FM	Adult Light Rock(9)	A25-54	N/A(6)	N/A(6)
St. Jerome	CIME	FM	Adult Contemporary(6)	A25-54	N/A(6)	N/A(6)

Source: Spring 2004 BBM and Fall 2003 BBM for Fall only stations.

(1)	Targeted demographic specifies male (M), female (F) or adult (A) and the age range.	(6)	Single station market.

(2)	Based on cumulative weekly audience in the targeted demographic.	(7)	CIZN was relocated to a new frequency 107.5 in Summer 2003 and was relaunched as DAVE-FM (CJDV-FM).

(3)	Share of hours tuned by listeners in station’s target demographic.	(8)	CJSS was reformatted as Rock 101.9 – Classic Rock in Aug. 2003.

(4)	CHAY was repositioned to Adult Contemporary focused on A 25-54 in Aug. 2003.	(9)	French language broadcast.

(5)	Unmeasured market.	(10)	CHMP-FM was relaunched as news-talk in Winter/Spring 2004.

Corus Radio derives the majority of its revenues from advertising sales. Revenues for fiscal 2004 and 2003 were approximately $228 million and $226 million, respectively.

Revenues from Corus Radio are derived mainly from two types of advertising: (a) advertising by local advertisers who are generally local merchants and who operate in the trading area encompassed by the station’s signal; and (b) advertising by national businesses such as automotive manufacturers, breweries, banks, fast food chains and similar operations which develop national advertising campaigns. The extent to which Corus’ advertising revenues are from local or national advertising depends on the given market, although, on average, approximately 77% of Corus Radio’s revenues were derived from local advertising. In order for FM stations to access advertising revenues in markets served by more than one commercial radio station, the CRTC requires that each FM radio licensee broadcast at least 42 hours of local programming each week.

Each group of radio stations in a market has its own sales force, which is responsible for acquiring and maintaining local advertising revenues. This local sales force is paid primarily on a commission basis at a rate of approximately 13% of the revenues from the advertising obtained. National advertising is placed by advertising agency representatives. The commissions paid to these agencies are approximately 5%. The rates charged are determined in part by ratings, intensity of competition in the market, and frequency and demographic characteristics.

In addition to advertising revenues, Corus Radio derives a smaller portion of revenues through non-traditional revenue sources (non-airtime). Events such as sponsorships, concerts and other events are allowing Corus Radio to diversify revenue streams and reach more potential listeners. Websites have proven to be extremely popular with audiences and advertisers and it is a growing source of revenue. Corus has very loyal listeners that continue to be connected to the station for the music, the hosts, the events and information-entertainment that is present on our websites. With close to 500,000 people registered to the Company’s stations’ web-clubs and permission-based email, the stations are able to develop one-to-one relationships and connect audiences with advertisers in areas that meet their needs.

Operating Strategy

Corus Radio has a focused strategy for the coming fiscal year. It will continue to emphasize growth in the listener and advertising base in the top ten markets of Canada. It will strengthen core competencies of both sales management and programming. Corus will seek to dominate its target demographics. The Company will leverage new media to connect audiences with advertisers.

In part of its ongoing strategy of focusing on Canada’s top ten markets, Corus has entered into an agreement with Astral Radio to swap five FM stations in regional Quebec for seven AM stations and one FM station, including the heritage AM station in Montreal (CKAC) and an FM station in Quebec City (CFOM). Pending approval by the CRTC, this swap will allow Corus to enter into the larger Quebec City market and allow the Company to strengthen its current position in the Montreal market.

Corus Radio is committed to providing the best quality in programming for the listener. Corus Radio stations boast key proprietary personalities that are both highly recognized in their communities and dedicated to Corus programming standards. The Company is committed to reformatting stations when research shows that there is a need. In fiscal 2004, Corus reformatted five of its stations across the country in an attempt to better meet the needs of Corus listeners. Included in this reformatting exercise was CKOO-FM in Montreal which was reformatted from a Rock format to News-Talk-Sports CHMP-FM, Canada’s first private radio News-Talk-Sports FM station.

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

Corus Radio is also committed to having the best radio sales force in the industry. In 2002, Corus launched Corus Radio Sales University, an internal training course designed to provide the sales team with the tools to succeed. Stage one is an 80-hour on-line training session that is an orientation to customer-focused selling. Stage two involves on-site training and customer calls with the trainer who visits every major market cluster at least twice a year. To date, all of the Corus radio sellers and managers in the major markets have completed both stage one and two of the training. All new sales representatives and managers hired by Corus must participate in the training.

Corus owns a 50% stake in Canadian Broadcast Sales (“CBS”), in partnership with Rogers Media. CBS is Canada’s leading national sales representation firm.

Corus Radio will continue to leverage new media to expand its audience and give new opportunities to advertisers through a series of strong local websites to complement Corus’ radio stations. On-line audio streaming through websites affords the broadcaster and advertiser a more personal connection with the listener not available through traditional radio. Currently, Corus Radio has a listener database of close to 500,000 listeners and it is growing monthly. Advertisers are able to complement their on-air campaigns with more information on their products and can offer an interactive element through permission based e-mail available through Corus’ websites.

TELEVISION

Corus’ television group (“Corus Television”) is comprised of specialty television networks, premium television services, three conventional television stations, and other media services.

Description of the Industry

According to the Canadian Cable Television Association, as of September 2003, the Canadian television industry served approximately 11.9 million homes with televisions, of which 97.3% are passed by cable. Also as of September 2003, there were approximately 7.8 million cable subscribers and 2.2 million direct-to-home satellite subscribers. Total digital subscribers were approximately 3.8 million, up from 3.2 million a year earlier. In 2003, the four largest cable operators controlled approximately 87% of total cable subscribers in Canada.

Specialty and Premium Television Networks

Specialty and premium television networks generated $1.9 billion of combined advertising and subscriber revenues in 2003. Specialty and premium television networks are available to those Canadians who subscribe to the service package of a particular broadcasting distribution undertaking (“BDU”) (i.e. cable television, direct-to-home satellite and multipoint distribution systems). Specialty television networks provide special interest, news, sports, arts and entertainment programming, while premium television networks provide commercial-free movies, series and special event programming.

Specialty and premium television networks each obtain revenues by charging a monthly subscriber fee to cable and direct-to-home satellite operators. Subscriber fees are the sole source of revenues for licensed premium television services, while specialty services can also generate advertising revenue. The CRTC regulates the maximum subscriber fee if the network is included as part of the basic cable service of a large cable operator, but not if the network is carried on a discretionary tier. Regardless, the amount of the subscriber fee is specified in the network’s agreement with the BDU. Digital specialty services are carried on a new discretionary tier of digital only theme packages, as a stand-alone digital offering, or as part of individual premium services provided to digital subscribers. Specialty and premium television networks benefit from these subscriber fees, which are supported by the high level of cable and satellite penetration in Canada. Subscribers to discretionary tiers pay monthly fees to their BDU that reflect an amount for the basic service, plus an additional amount for specialty and premium television networks for which they subscribe on discretionary tiers.

Because all subscribers receive at least basic service, specialty television networks that are carried on a basic tier typically have a much higher number of subscribers. The number of subscribers for a cable network in a discretionary tier depends primarily upon pricing and subscriber preference. A specialty television network’s subscriber penetration will also benefit to the extent it is packaged or tiered with other popular specialty television networks. As a consequence, discretionary specialty television networks that are popular (or are otherwise packaged with popular specialty television networks) can generally be priced at rates above those for specialty television networks on basic service.

Unlike premium television networks, which are prevented by CRTC regulations from obtaining advertising revenues, specialty television networks may obtain both subscriber and national advertising revenues. Specialty television networks appeal to advertisers seeking highly targeted markets. The CRTC limits national advertising to 12 minutes an hour but does not regulate advertising rates, and specialty television networks are not required to share a portion of their advertising revenues with the cable and direct-to-home satellite operators. According to the CRTC, in 2003 television advertising comprised approximately $2.8 billion in Canada. Specialty television networks received a 21% share of total television advertising revenues, or approximately $606 million, up from $508 million, or a 19% share of total television advertising revenues in 2002.

Canadian specialty and premium television networks have experienced subscriber growth over the past decade due to the advances in cable-based delivery systems and the growth of direct-to-home satellite services. In November 2000, a number of new digital specialty television network licenses were awarded by the CRTC for launch commencing September 2001. Of these licenses, 21 were “Category 1” and 262 were “Category 2”. Since the initial awarding of 262 Category 2 licenses, additional Category 2 licenses have been granted. However, as of August 2003, only 48 Category 1 and 2 digital networks are in operation. It remains unclear how many of the remaining Category 2 networks will be launched in the future.

The trend in the television sector is on innovative new products and services in the digital environment. The emphasis on instant gratification for consumers is dominating the industry. New product offerings will fuel growth in the digital sector, reduce churn and contribute to incremental revenue growth. Video-on-demand (“VoD”); Subscription video-on-demand (“SVoD”); High Definition Television (“HDTV”); and Personal Video Recorders (“PVR”) all provide greater choice in delivery to the consumer and increase the amount of digital subscriptions for the provider. A description of these new digital products is as follows:

•	VoD provides an alternate method for the supply of video and related content material over cable and telecommunications networks. For broadcasters it represents a fundamental shift from a linear program service to the consumer having complete control over the programming segment.

•	SVoD is a video on demand service offered at a flat subscription price that provides viewers with unlimited access to select programs from the libraries of featured cable networks.

•	HDTV is a high-resolution digital television service combined with Dolby Digital surround sound. This combination creates an unparalleled combination of sound and image. HDTV requires new production and transmission equipment at the HDTV stations, as well as new equipment for reception by the consumer. The higher resolution picture is the main selling point for HDTV.

•	A PVR is an interactive television recording device. Like the VCR, a PVR records and plays back television programs, but unlike the VCR, it stores the programs in digital as opposed to analog form, allowing the user the ability to watch what they want when they want.

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

Competition

Corus Television’s specialty and premium television networks compete for subscriber fees with other specialty and premium television network operators, including Bell Globemedia, Alliance Atlantis Communications Inc., CHUM Limited and Astral Media Inc. According to the CRTC, in 2003, the Canadian specialty television and premium television network industries generated $1.9 billion of combined advertising and subscriber revenues. Corus’ specialty services also compete directly for advertising revenues with the operators of cable networks listed above and with broadcast networks, including Global, CBC and CTV, and with other advertising media. Corus’ conventional television stations compete principally for viewers and advertisers with other television stations that broadcast in Central and Eastern Ontario.

Business Overview

Corus had the following interests in specialty and premium television networks in Canada as at October 31, 2004:

NETWORK	DESCRIPTION OF PROGRAMMING	INTEREST

YTV	Children/Family	100%
Treehouse TV	Preschool Children/Parents	100%
W Network Inc.	Lifestyle and Entertainment geared to women	100%
Country Music Television (“CMT”)	Country Music /Country Lifestyle	80%
Telelatino Network Inc.	Canadian-Italian and Spanish	50.5%
The Locomotion Channel	Action-Orientated Animation - Aired in Latin America	50%
TELETOON Canada Inc.	Children/Family/Adult Animation	40%
The Food Network Canada	Food Related	19.9%
Movie Central	Premium Television – Premium Movies and Series	100%
Encore	Premium Television – Classic Movies	100%
Discovery Kids (Digital Service)	Children/Family	54%
SCREAM TV (Digital Service)	Horror Movies and Series	51%
The Documentary Channel (Digital Service)	Documentaries	53%

Specialty Television Networks

Corus Television’s group of specialty television networks appeal particularly to kids, teens and women, much-coveted target groups among Canadian marketers. Corus Television’s specialty networks have a 73% higher cumulative average minute audience (2-54 demographic) than its nearest competitor, based on Nielsen Media Research 03/04 broadcast year surveys. Each of the analog specialty television networks is ranked among the top three analog television networks that compete within its genre, based on targeted demographics.

YTV is a specialty television network dedicated to programming for children and youth aged two to 17. Based on the Nielsen 03/04 broadcast year survey, YTV broadcast 14 of the top 20 children’s shows in Canada in the Kids 2-11 genre. YTV saw a 7% increase in kids 2-11 average minute audience compared to the 02/03 broadcast year. This network reaches children beyond the television with interactive events and initiatives including ytv.com, the top Canadian kids’ website. YTV is generally carried on the basic tier.

Treehouse TV is the only specialty service in Canada dedicated to preschoolers (ages two to five). Treehouse TV operates on a 24-hour basis offering a commercial-free television environment in its preschool programming that reflects the interests and developmental levels of young children.

W Network is a specialty television service dedicated to serving the needs and interests of women. On April 15, 2002, the service, which was previously known as WTN, was rebranded, reformatted and relaunched as W Network. Since the relaunch, W has achieved a 53% growth in its core demographic of women 25-54. Recent Nielsen statistics indicate that W Network has the highest average minute audience of all Canadian specialty networks for W25-54 and is watched by over 10.4 million Canadians in an average month.

Country Music Television, or CMT, is a specialty service dedicated to exhibiting country music videos and related programming. CMT mixes country music with country-themed movies and specials. Corus has a 90%

voting interest and an 80% equity interest in CMT. The remaining 10% voting interest and 20% equity interest is held by Country Music Television Inc., the operator of a similar service in the United States. CMT has become the fastest growing specialty channel over the past three years, seeing a remarkable 88% growth in the adult 25-54 demographic, according to recent Nielsen statistics.

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

Currently, Corus offers three digital specialty television networks: The Documentary Channel, featuring documentaries from Canada and around the world; Discovery Kids, which offers children informative and entertaining programming with an emphasis on action, adventure and the environment; and SCREAM TV, which offers a horror theme through a movie-rich schedule of classic and modern thrillers, cult favorites and popular series. These services were launched in September 2001. Corus also holds interests in the following specialty television networks:

•	A 50% interest in The Locomotion Channel (“Locomotion”), an action-oriented animation premium television service. Locomotion is Corus’ first international venture, offering service in over 20 countries and 4.9 million homes throughout Latin America.

•	A 40% interest in TELETOON, which is a Canadian specialty service featuring a wide range of animation programming in all forms. TELETOON is available in both an English language version and a French language version.

•	A 19.9% equity interest in The Food Network Canada, a specialty service which provides information and entertainment programming related to food and nutrition.

Revenues from Corus’ specialty television networks are derived primarily from subscriber fees and advertising. In fiscal 2004, subscriber fees accounted for 41% and advertising accounted for 55% of total revenues from the specialty television networks.

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

Revenues from premium television networks have experienced significant growth over the past two years as a result of increased direct-to-home satellite and digital cable subscribers. As at August 31, 2004, Corus’ Movie Central service had over 707,000 subscribers, a 7% increase in year-over-year subscribers, representing penetration of approximately 56% of digital cable and direct-to-home satellite subscribers in western Canada.

Local Television

Corus owns three local television stations – one in each of Kingston, Peterborough and Oshawa, Ontario — all of which are CBC affiliates. They were acquired in April 2000 as part of the Power Broadcasting acquisition.

Revenues are almost exclusively derived from advertising. In fiscal 2004, national agency directed clients and local advertisers accounted for a combined 84% of revenues. CBC network affiliate payments amounted to 11% of revenues, with the remaining 5% originating from a variety of sources.

Other Media Services

Digital ADventure primarily operates TV Listings channels, providing viewers with current and easily accessible listings for the local cable television program lineup. Revenues for Digital ADventure are derived through advertising.

Max Trax is a residential digital audio service launched in the Spring of 1997. Max Trax is a partner in a joint marketing agreement with CBC to offer a 40 channel service package. Max Trax is carried by cable operators and direct-to-home satellite operators. Revenues from Max Trax are earned through subscriber fees.

Operating Strategy

To allow for strategic development and integration, the various television assets are internally organized under two categories. The adult television group includes the operations of W Network, CMT, Telelatino, The Documentary Channel, SCREAM TV, our conventional television stations, Digital ADventure and Max Trax. Management is responsible for adult-targeted programming, developing strategies for integrating operations where possible, as well as cross-promotion and marketing opportunities and joint sales initiatives. The kids’ television group includes YTV, Treehouse TV, TELETOON and Discovery Kids, allowing management to consider shared programming, cross-promotion and value-added content opportunities.

Corus Television’s operating strategy remains focused on four key areas: (i) increasing its position in the kids’ and women’s genres, (ii) leveraging our competitive position of Corus Premium Television, (iii) building key relationships with our BDUs and (iv) maximizing operational synergies across all of our brands.

Kids and Women

Corus Television continues to lead the kids’ entertainment marketplace in Canada through programming on YTV, Treehouse TV, TELETOON and Discovery Kids. Corus Television intends to drive revenue growth in the kids sector by building program ratings, building the kids market by attracting new advertisers and building new revenue sources. Corus Television will also focus on programming and operational synergies across its properties.

The kids’ market and new media provide growth opportunities. Corus Television will capitalize on the growth in the home entertainment industry by constructing and investing in the new media platforms such as VoD, SVoD and interactive games to create new revenue streams. Sales of interactive CD-roms, branded DVDs, CDs and other merchandise will also fuel revenue growth in our kids’ area.

Corus Television has achieved a leadership position in the women’s genre with its W Network targeting women aged 25-54. The viewing audience in this demographic has increased 53% since the 2001-2002 season, making W Network the #1 ranked specialty service for women. In fiscal 2004, W Network held the highest average minute audience of all Canadian specialty networks for women 25-54. W Network intends to invest in its programming to maximize audience growth and revenue potential. W Network is building an outstanding programming schedule anchored on movie blocks and design shows. The Company will focus on new media opportunities and platforms to deliver the programming that the target audience wants, in the format they want it in through the wnetwork.com website and other merchandise offerings.

Premium Television

Corus Premium Television services, Movie Central and Encore Avenue, will continue to focus on customer retention and attracting new subscribers to the service. Corus will capitalize on the growth in the number of digital households in western Canada and the increased demand for movies. As well, being the only premium movie channel licensee in western Canada, Movie Central has secured output agreements with major Hollywood studios for exclusive programming, such as first windows on blockbuster feature films and new HBO and Showtime products. Beginning with the fall programming schedule, Movie Central will air all HBO programming at the same time as HBO in the United States, a very attractive feature for current and potential subscribers.

Corus Premium Television is also leading with innovative new digital product offerings which will fuel digital growth, reduce churn and contribute incremental revenues. In this regard, Corus Premium Television, in conjunction with Shaw’s VoD service, provides the first SVoD product in Canada, Movie Central Express. Movie Central Express showcases programming from four major Hollywood studios and offers up to 90 hours of unique programming each week that subscribers can view on demand for a monthly subscription.

In addition to the growth of digital products, opportunities are developing on two mainstream platforms – broadband and mobile, that are creating new revenue opportunities for Corus Premium Television. Although still quite nascent, Corus believes the potential is substantial and is actively exploring and developing these opportunities with the BDUs now.

Other Media Services

The Canadian Broadcasting Corporation (“CBC”)-affiliated television stations improved operating efficiencies by consolidating with Corus’ local market radio stations. Revenue growth is being achieved through an improved program schedule, expansion of news service and joint selling of radio and television. Each of the stations represents the only local television broadcaster in their respective communities.

Corus believes cable advertising services such as Digital ADventure are a cost-effective advertising vehicle for national accounts and local merchants, particularly in areas where there are no local television stations. Corus’ operating strategy involves optimizing existing products and services through product quality enhancements. Digital ADventure is also investigating new types of advertising-related businesses that are complementary to its core competencies. Digital ADventure has streamlined operations by creating regional hubs to service advertisers.

CONTENT

The Content group consists of the operations of Corus’ wholly-owned subsidiary, Nelvana, an integrated children’s production and distribution company that develops, produces, markets and distributes quality branded media content and related products for children worldwide. Its brand portfolio includes internationally recognized animated characters such as Babar, Franklin, Beyblade, Miss Spider’s Sunny Patch Friends, and The Berenstain Bears. Kids Can Press, a Canadian publisher of children’s books, is a wholly-owned subsidiary of Nelvana. Nelvana’s operations consist of the production and distribution of film and television programs, and branded consumer products (comprised of merchandise licensing and publishing).

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

However, over the past few years, the children’s television market has fundamentally changed. Demand for production has slowed due to consolidation and vertical integration of U.S. production studios and television networks, world economic downturn resulting in an advertising slump, and the collapse of the German market.

Despite the current environment, the long-term outlook for the worldwide animation business and the children’s entertainment sector is favourable. Future growth in the sector is being fueled by:

•	the growth of the 3D animation market;

•	the shift of audiences from traditional broadcast networks to cable networks;

•	the growth of digital television services, providing a new platform for additional cable and satellite services and thereby new programming opportunities;

•	continuing international expansion by all types of programming services, including major U.S. broadcasters and domestic children’s services;

•	the growth in demand for content featuring recognizable characters on the Internet; and

•	emerging platforms for content distribution (i.e. VoD, SVoD, broadband, cell phones and video games).

According to industry sources, total spending on filmed entertainment, which includes feature films, video, television shows, animation and other programming in the U.S. is expected to grow from an estimated US$75.3 billion in 2003 to US$108.0 billion in 2008. In part due to the proliferation of cable and satellite services, channels targeting children have increased substantially in recent years.

Merchandising has grown from the popularity of toys that are associated with movies, books and television characters. According to industry sources, in 2003 licensed retail sales in the U.S. and Canada were approximately US$71 billion. All of Nelvana’s character brands fall into the entertainment/character property type category, which according to industry sources, accounted for US$13.6 billion of retail sales in the U.S. and Canada in 2003. The entertainment/character property type category is the second largest category of licensed retail products, accounting for 19% of total sales in the U.S. and Canada in 2003.

The home entertainment market is a huge market and continues to grow. In 2003, the estimated worldwide market for home entertainment is expected to be approaching $34 billion marketwide. There has been a purchasing shift from VHS to DVD as the advancement of DVD technology has made it more user friendly and more affordable.

Competition

The business of producing and distributing children’s television programs is highly competitive. We compete with a variety of international companies, including HIT Entertainment, DIC, 4KIDS, TV LOONLAND and several U.S. studios such as the Walt Disney Company, Warner Bros, and Nickelodeon (a division of Viacom International Inc.). These U.S. studios are substantially larger, and have greater financial resources. Many have their own television networks on which their in-house productions are aired. In Canada we also compete with several producers and distributors such as Cookie Jar Corp. and Decode Entertainment Inc.

Business Overview

Production and Distribution

Nelvana is an animation production and distribution company specializing in children’s and youth programming for television. Nelvana distributes programming to broadcasters in over 180 countries, including some of the world’s leading networks, such as Nickelodeon, the Disney Channel, HBO, ITV in the United Kingdom and France 3. Nelvana has 59 television programs on the air in Canada, and 34 in the U.S. Nelvana’s production facility in Toronto houses state-of-the-art 2D and 3D digital animation technology as well as traditional animation capabilities. A new digital post-production facility opened in June 2003, allows for finishing and packaging within the studio. Programming is distributed internationally through five sales and distribution offices.

Over the past five years, Nelvana has grown its proprietary production deliveries from 135 half-hour equivalent episodes in fiscal 1998 to a peak production level of 252 in fiscal 2002. However, the growth was achieved with significant investment in the new programs. In 2002, in response to a leaner marketplace, Nelvana committed to reducing cash flow requirements with the goal of achieving operating cash flow neutrality within one year while continuing to grow its library. This was successfully achieved. Nelvana reduced its production slate to 121 new episodes for fiscal 2004. This amount of production maintained Nelvana’s leadership position in the industry while reducing cash flow requirements to produce the year’s slate. Following are some highlights from the production and distribution business in fiscal 2004:

•	Produced six episodes of The Backyardigans, a series which premiered in September 2004 on Nickelodeon in the U.S. and on Treehouse in Canada;

•	Produced 20 additional episodes of Jacob Two Two for YTV;

•	Produced 12 episodes of Miss Spider’s Sunny Patch Friends based on the preschool book by David Kirk and featuring the voice of Kristin Davis;

•	Established a relationship with the Academy Award™ winning studio, Weta Workshop, for the production of Jane and the Dragon;

•	Produced 24 episodes of Braceface, bringing the total to 65 episodes; and

•	Produced a Care Bears CGI direct-to-video, Journey to Joke-A-Lot which is being distributed by Lions Gate Entertainment in North America and by Universal Studios in the rest of the world.

At August 31, 2004, Nelvana’s program library totaled over 2,590 half-hour equivalent episodes, comprising 62 animated television series, 16 specials, 15 animated feature length films and 12 live action series. Children’s animated programs generally have longer life spans than those of live action programs because they can typically be resold continually to new generations of audiences around the world. The U.S. is the biggest market, accounting for 25.3% of production and distribution revenues in fiscal 2004, compared to 22.5% from the Canadian market and 52.2% from other countries.

Branded Consumer Products

Nelvana’s merchandising business contains some of Nelvana’s most popular characters, including Beyblade, Rescue Heroes, Babar, Little Bear and Franklin, which have achieved recognition and popularity worldwide and have become valuable long-term merchandising brands. Nelvana’s merchandising efforts focus on marketing its most popular brands and co-ordinating with retailers to promote its character merchandise in North America and around the world. Nelvana acquires brands from which it produces media content and becomes either the licensor or agent, on behalf of the owner of the property, for most product categories, including toys, plush, apparel, gifts, book publishing and interactive products. In January 2002, Corus entered into a master toy agreement with Hasbro for the distribution of Beyblade, a property owned by d-rights, Inc. Highlights in fiscal 2004 include the following:

•	Nelvana announced that Fisher Price would be the international master toy partner for Miss Spider’s Sunny Patch Friends;

•	Beyblade merchandise continued to sell well in fiscal 2004; and

•	Nelvana signed several new licensing deals for Fairly OddParents in Canada with products expected to hit the shelves for Christmas 2004.

Nelvana’s publishing business is conducted through its subsidiary Kids Can Press, acquired in 1998. Kids Can Press is the largest Canadian-owned English language publisher of children’s books with a broad and growing backlist of titles. Highlights of the Kids Can Press catalogue include:

•	Franklin — more than 50 million books sold worldwide. Franklin is taking Europe by storm. New and recent product lines launched in North America include Franklin First Readers and Franklin Workbooks which focus on the educational market;

•	The Mob — the first book in the trilogy Feather and Bone: The Crow Chronicals was released in August 2004. This book is also being developed into an animated feature with award winning animator Chris Landreth and will be produced by Nelvana. International book rights have been sold in the U.K. to Bloomsbury, in Germany to Berlin Verlag, in Holland to Gottmer and in Brazil to Rocco.

•	Monkey Business — the second book by Wallace Edwards, the author of the Governor General’s Award winning book Alphabeasts was released.

     Revenues from branded consumer products have shifted from 39% of total Content division revenues in fiscal 2003 to 44% in fiscal 2004.

Operating Strategy

The operating strategy for Nelvana is based on the diversification of revenue streams. In a marketplace where dependence on worldwide license fees is no longer viable, Nelvana is seeking to maximize revenue from all streams including:

•	Broadcasting;

•	Merchandise licensing;

•	Home entertainment;

•	Interactive; and

•	Music

To capitalize on the dominance that Nelvana enjoys in the kids’ broadcast market in Canada, Nelvana is putting a “Made in Canada” strategy into effect. This strategy will see Nelvana covering the hard costs of production by maximizing the use of Canadian funding. In addition, Nelvana will optimize brand success by aligning all of Corus resources (both broadcast and marketing) to establish great ratings which will drive strong consumer product performance. The success in Canada can then be used to roll the brand worldwide.

Nelvana will focus on the strong near term revenue growth potential of the home entertainment market. With the worldwide DVD business expected to double by 2008, Nelvana is in a perfect position to exploit this market with a strong catalog of existing titles and titles in production. As well, home entertainment products will drive significant merchandise sales in North America’s major retailers.

Many existing outlets are expanding and new markets are emerging for branded kids content. As the market place changes with new distribution platforms, Nelvana is investigating how this new technology can benefit our stable of shows. Many of these distribution platforms – VoD, SVoD, cell phones and broadband – are in the early stages and are not expected to generate significant revenue for at least five years. Nelvana is in dialogue with all of the major strategic players in the On-Demand space including Comcast Corp., Microsoft Corp., Yahoo! Inc. and Sony Corporation in order to determine the best fit for our properties.

This ever growing number of outlets for the distribution of kids content creates a need for Nelvana to be focused on rights management. We need to ensure that the best deals are being made for Corus to protect Nelvana and allow us to explore and exploit all of the new emerging distribution platforms that are arising.

SEASONALITY

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one-quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Corus’ broadcasting businesses (Radio and Television) and the Content business each has unique seasonal aspects.

For the Company’s broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity and the second quarter tends to be the weakest, consistent with lower consumer spending in winter months.

For Corus’ Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. As well, cash flows may also fluctuate and are not necessarily closely related to revenue recognition.

FOREIGN REVENUES

A significant portion of the revenues in the Content division are in currencies other than Canadian dollars and therefore subject to fluctuation in exchange rates. Approximately 77% of revenues for the Content division and 13% of Corus’ consolidated revenues for the year ended August 31, 2004 were derived from foreign operations.

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

The current objectives of the CRTC, as articulated in its 1997 Vision Statement and revised in May 1998, are to:

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

On April 1, 2004 the CRTC issued its so-called “CRTC 3-Year Work Plan” which included four objectives for the broadcasting sector which expand upon the aforementioned Vision Statement:

1.	Increased availability of Canadian content and programming that reflects Canadian creative talent and Canada’s linguistic duality, cultural diversity and social values, as well as its national, regional and community characteristics.

2.	Increased access to a variety of innovative, high-quality communications services, at reasonable prices, that meet consumers’ needs and reflect their values.

3.	A sustainable competitive Canadian Communications industry.

4.	Commission processes that are fair, transparent and effective.

Industry Canada

The technical aspects of the operation of radio and television stations in Canada are also subject to the licensing requirements and oversight of Industry Canada, a Ministry of the Government of Canada.

Restrictions on Non-Canadian Ownership

The legal requirements relating to Canadian ownership and control of broadcasting undertakings are embodied in a statutory order (the “Order”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the CRTC. The Order is issued pursuant to authority contained in the Broadcasting Act. Under the Order, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a parent company which has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled, directly or indirectly, by non-Canadians. The Order also provides that the Chief Executive Officer and 80% of the members of the board of directors of the operating company must be Canadian. In addition, where the parent company is less than 80% Canadian-owned, the parent company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company. There are no restrictions on the number of non-voting shares that may be held by the non-Canadians at either the parent company or licensee operating company level. The CRTC, however, retains the discretion under the Order to determine as a question of fact whether a given licensee is controlled by non-Canadians.

The Company’s articles currently give our board of directors the authority to restrict the issue, transfer and voting of our Class A participating shares and the transfer of our Class B non-voting participating shares for the purpose of ensuring that we remain qualified to hold or obtain licenses to carry on any broadcasting or programming business.

Broadcasting Services

Corus’ radio stations and conventional television undertakings, specialty and premium television networks and pay audio services are subject to licensing and regulation by the CRTC. The Broadcasting Act gives the CRTC the power to issue and renew broadcasting licenses for a maximum term of seven years. Historically, all licenses issued by the CRTC have been consistently renewed except where there have been serious breaches of license conditions or regulations, in which case the licenses have been renewed for less than seven years, or in a very limited number if instances, not at all. In order to conduct our business, Corus maintains its licenses in good standing and are in material compliance with conditions of license and regulatory requirements. All licenses held by Corus are in good standing and the CRTC has never declined to renew a license held by any broadcasting undertaking in which Corus holds an ownership interest.

Licenses issued by the CRTC generally set out the terms and conditions of the broadcaster’s program offering, including Canadian content expenditures, Canadian exhibition requirements and signal delivery terms for our specialty, premium television and pay audio services. The CRTC also imposes restrictions on the transfer of ownership and effective control of all licensed broadcasting undertakings. Transferees of ownership or control of a licensed undertaking must demonstrate to the CRTC that the transfer is in the public interest, and the purchaser is required, in most instances, to provide a specific package of tangible benefits designed to benefit the Canadian broadcasting system. For transfer of ownership applications involving profitable radio stations, tangible benefits are required to represent a financial contribution equal to 6% of the purchase price and for acquisitions of television, or specialty or premium television network services, a financial contribution of 10% of the value of the transaction is expected.

The CRTC’s regulations that apply to radio, conventional television and specialty and premium television services require these broadcasting undertakings to obtain the prior approval of the CRTC in respect of any act, agreement or transaction that, directly or indirectly, would result in (i) a change in the effective control of a broadcasting undertaking; or (ii) a person together with any associate acquiring control of 30% or more of the issued voting securities, or 50% or more of the common shares of a broadcasting undertaking, or (iii) of a person that has, directly or indirectly, effective control of that broadcasting undertaking.

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

On April 30, 1998, the CRTC announced certain changes to its commercial radio policy. By regulation, the CRTC increased Canadian popular music content levels broadcast to 35%. For French-language radio stations, at least 65% of popular, vocal music selections must be in the French language. The CRTC also changed ownership restrictions on the number of stations that could be owned within a particular market. The ownership changes allow a single owner to operate up to three stations provided only two may be in the same band, in a given language in smaller markets and, in markets with eight or more commercial stations in a given language, one owner may hold up to two AM stations and two FM stations. In assessing transactions involving a change in control or ownership, the CRTC has stated it will examine the impact on diversity of news voices, the level of competition and, if the applicant has equity holdings in other local radio stations or media, cross-media ownership levels in a given market. Under its new policy, the CRTC also stated that it would no longer apply market entry criteria in assessing applications for new radio services in a particular market. Radio broadcasters derive substantially all of their revenues from advertising. There is no regulatory limit on the number of commercials that can be broadcast. In markets with more than one commercial FM station, FM licensees are required to broadcast at least 42 hours per week of local programming in order to access local advertising. The CRTC will be conducting a review of its 1998 commercial radio policy in 2005 following its consideration of applications seeking a license to operate a satellite radio service in Canada.

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

Specialty television networks derive substantially all of their revenues from subscription and advertising. Premium television networks derive their revenues from subscriptions and by regulation are required to be commercial free. The CRTC generally requires cable and direct-to-home satellite distributors to carry all licensed specialty and premium television networks appropriate to the markets in which they are distributed with the exception of Category 2 digital services as described below. The maximum wholesale subscriber fee that can be charged to subscribers for the carriage of the service is regulated if it is carried as part of the basic service, but is not regulated if it is carried on an extended or discretionary tier. Subscriber fees payable to premium television network licensees are not regulated by the CRTC.

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

New applications for Category 2 services are considered on an ongoing basis.

Local Television Undertakings

The CRTC reviewed its policies and regulations pertaining to Canadian television, primarily as they affect local broadcasters, and, on June 11 1999 issued a new policy entitled “Building on Success — A Policy Framework for Canadian Television”. This policy introduced changes to the regulatory environment in an attempt to provide more flexibility and diversity for broadcasters while still providing a predominant amount of Canadian programming content.

Under this new policy, Canadian content levels for conventional private television broadcasters will remain at 60% overall and 50% in prime time. As part of its new policy, the CRTC also announced that it would not require licensees to make quantitative commitments to local news programming but would require licensees to demonstrate how they intend to respond to the demands of local viewers as part of a license renewal application. The CRTC retained its policy of requiring the provision of local programming in order to access local advertising. The CRTC also retained the existing 150% dramatic programming credit for stations not part of a large multi-stations group applicable to Canadian programming in the calculation of Canadian content requirements. As of September 1, 2000, the CRTC eliminated the Canadian programming expenditure requirements and the expectations that had been imposed on stations. As well, in a departure from past practice, the renewal of all conventional television licenses held by an ownership group is considered at the same hearing.

Pay Audio Services

Pay audio musical programming services provided to residential Canadian subscribers by BDUs are licensed and regulated by the CRTC. The CRTC has established an open licensing framework and has imposed identical requirements on each licensee regarding Canadian content and French-language selection requirements. Canadian-originated pay audio channels may be linked on a 1:1 basis with foreign originated channels.

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

Canadian Content Requirement for Broadcasters

As mentioned previously, Canadian conventional television services, specialty television networks and premium television networks are required to devote a certain amount of their programming schedules to Canadian productions. These requirements provide support to the market for Canadian programs (such as the ones we produce through Nelvana) as long as they qualify as Canadian programs for purposes of the Canadian Audio Visual Certification Office (“CAVCO”) as an officially recognized co-production of the CRTC.

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

Film and Television Tax Credits and Grants

Nelvana generally receives various federal and provincial tax credits on its television series and feature films, which typically provide benefits of between 10% and 25% of the Canadian production budget. These tax credits are calculated on the basis of each individual production.

Nelvana is also eligible to receive additional funding for its productions from various Canadian industry funding sources including the Canadian Television Fund and Telefilm Canada in respect of feature films. However, given the limited resources of these programs, Nelvana has no assurance that it will obtain these funds for future productions.

International Treaty Co-Productions

Canada is a party to co-production treaties with many countries throughout the world, excluding the U.S. These international co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions. Canadian co-production treaty partners include China, France, Great Britain, Germany, New Zealand and Australia. A production that qualifies as a co-production for treaty purposes is considered to be a domestic product in each of the participating countries and, as such, is entitled to many aspects of national treatment in each country. More specifically, the co-production usually qualifies for domestic treatment under applicable broadcasting legislation and certain government subsidies. The co-producers jointly hold the copyright in the production. Sharing of foreign revenues is based on the respective contribution of each co-producer, subject to negotiation between the co-producers and approval by the appropriate government authorities. Many of Nelvana’s productions are produced through international treaty co-productions.

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

Ownership transfers of licensed broadcasting undertakings exceeding these financial thresholds thus require the approval of both the CRTC and the Commissioner of Competition according to their respective statutory mandates. The two authorities could come to different conclusions on a given transaction. For example, the CRTC could approve a broadcasting company’s acquisition of radio stations as being in accordance with its commercial radio policy, whereas the Commissioner of Competition might conclude that the acquisition would substantially lessen competition in the market or markets under consideration.

Investment Canada Act

Under the Investment Canada Act, (“ICA”), certain transactions which involve the acquisition of control of a Canadian business by a non-Canadian require the approval of the Canadian government. The Ministry of Industry (Canada) is responsible for reviewing proposed acquisitions of control of Canadian businesses by non-Canadians. However, where the Canadian business is a “cultural business”, the proposed acquisition would also be subject to review by the Minister of Canadian Heritage. Cultural businesses include those involved in the publication, distribution or sale of books, magazines, periodicals and newspapers, as well as businesses involved in the production and distribution of film and video recordings, audio and video music recordings. Radio, television and cable television broadcasting undertakings are also considered “cultural businesses” under the ICA, but they are also the subject of other, more stringent, Canadian ownership and control regulations under the Broadcasting Act, as discussed above.

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

Copyright Act Requirements

Corus’ radio, conventional television, specialty television, premium television and pay audio service undertakings rely upon licenses under the Copyright Act (Canada) in order to make use of the music component of the programming and other uses of works used or distributed by these undertakings. Under these licenses, Corus is required to pay a range of royalties established by the Canadian Copyright Board pursuant to the requirements of the Copyright Act (Canada) to collecting societies (which represent the copyright owners) and individual copyright owners. These royalties are paid by these undertakings in the normal course of their business.

The levels of the royalties payable by Corus are subject to change upon application by the collecting societies and approval by the Canadian Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act (Canada) to implement Canada’s international treaty obligations and for other purposes. Any such amendments could result in Corus’ broadcasting undertakings being required to pay additional royalties for these licenses.

PRINCIPLE ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditor, Ernst and Young LLP, for the years ended August 31, 2004 and 2003 totaled $1,300,549 and $1,048,346, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended August 31, 2004	Year Ended August 31, 2003
Audit Fees	926,565	832,905
Audit Related Fees	221,833	82,956
Tax Fees	152,151	132,485
All Other Fees	—	—
Total	1,300,549	1,048,346

The nature of the services provided by Ernst and Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Ernst and Young LLP for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above. These services consisted of employee benefit plan audits, assistance with the Company’s plans to comply with Section 404 of the Sarbanes- Oxley Act of 2002, and translation services in respect of the financial statements and other regulatory filings.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and value added tax) as well as assistance with various tax audit matters.

All Other Fees

Fees disclosed in the table above under the item “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

The Company’s Audit Committee has implemented a policy restricting the services that may be provided by the auditors and the fees paid to the auditors. Prior to the engagement of the auditors, the Audit Committee pre-approves the provision of the service. In making their determination regarding non-audit services, the Audit

Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. Each quarter, the CFO makes a presentation to the Audit Committee detailing the non-audit services performed by the auditors on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval if appropriate.

As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst and Young LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company’s policy and pre-approval procedures. In 2004, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

GENERAL INFORMATION

Intellectual Properties

Corus uses a number of trademarks for its products and services as well as trademarks, logos and other representations of characters used in our productions. Many of these trademarks are registered by Corus, and those trademarks that are not registered are protected by common law. Corus has taken affirmative legal steps to protect its trademarks, and Corus believes its trademark position is adequately protected.

Distribution rights to television programming and motion pictures are granted legal protection under the copyright laws of Canada, the U.S. and most foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of television programming. Corus believes that it takes and plans to continue taking all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright protection for all of the television programming produced and distributed by us under the laws of all applicable jurisdictions.

Employees

As at August 31, 2004, Corus had approximately 2,800 full-time, part-time and casual employees. The Company operates in a non-union environment except for 124 employees in conventional television and radio; 60 employees in our premium television operations who are members of the Communications, Energy and Paperworkers Union of Canada, and 33 employees in Quebec radio operations who are members of the Syndicat Général de la Radio.

Legal

Corus is involved from time to time in various claims and lawsuits incidental to the ordinary course of our business, including intellectual property actions. Adverse determinations in litigation could result in the loss of proprietary rights, subject the Company to significant liabilities, or require Corus to seek licenses from third parties, any one of which could have an adverse effect on the business and results of operations. Actions which are incidental to the business are typically covered by insurance and management has estimated the potential liability and expensed the amount in its financial statements. Corus does not anticipate that the damages which may be awarded in any material action of which the Company is currently aware will exceed its insurance coverage. While no assurance can be given that these proceedings will be favorably resolved, Corus does not believe that the outcome of these legal proceedings will have a material adverse impact on its financial position or results of operations.

Environmental

The Company’s operations do not have any significant impact on the environment. The Company has not made and does not anticipate making any significant capital expenditures to comply with environmental regulations.

Controls and Procedures

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, Corus’ Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in Corus’ Annual Report on Form 40-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused such disclosure controls and procedures to be designed under their supervision) to ensure that material information with respect to Corus including its consolidated subsidiaries, is made known to them and that they have evaluated the effectiveness of Corus’ disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures ensure that information required to be disclosed by Corus in the reports that it files or submits under the U.S. Securities Exchange Act of 1934 as amended (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods required. Corus has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Evaluation of disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report, have concluded that as of the end of such period the Company’s disclosure controls and procedures were effective.

Changes in internal control over financial reporting

As of the end of the period covered by this AIF, there were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this AIF that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Code of Ethics

Corus is committed to fair dealing, honesty and integrity in all aspects of its business conduct. The Company takes its responsibility to its employees, shareholders and other stakeholders very seriously. The Company’s Code of Business Conduct (the “Code”) aims to demonstrate to its stakeholders and the public the Company’s commitment to conduct itself ethically.

The Code applies to all employees and members of the board of directors of Corus Entertainment Inc. and its subsidiary companies. For purposes of rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002, portions of this Code shall comprise the Company’s “Code of Ethics” for senior executives and financial officers. The Code of Ethics is available on Corus’ website at www.corusentertainment.com under “Investor Information”.

DIVIDEND POLICY

The decision to pay dividends on the Corus Class A voting shares or Class B non-voting shares is made by the board of directors of Corus on the basis of income (loss), financial requirements and other considerations.

On December 9, 2003, the board of directors of Corus approved a semi-annual dividend for holders of Class A and Class B shares of $0.02 and $0.025, respectively. The Company paid two semi-annual dividends on December 31, 2003 and June 30, 2004 to shareholders of record at the close of business on December 19, 2003 and June 15, 2004, respectively. The total amount of each payment was $1.06 million.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company (the “Board”) endorses the principles that sound corporate governance practices (“Corporate Governance Practices”) are important to the proper functioning of the Company and the enhancement of the interests of the shareholders.

The Company’s Statement of Corporate Governance Practices as they compare to the Toronto Stock Exchange’s Guidelines on Corporate Governance, a statement of the significant ways that the Company’s corporate governance practices differ from the New York Stock Exchange Corporate Governance Rules, charters of the Board and its committees, and the Code of Business Conduct may be found on the Company’s website.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For Management’s Discussion and Analysis of Financial Condition and Results of Operations, see pages 19 to 41 of the Company’s 2004 Annual Report incorporated herein by reference.

MARKET FOR SECURITIES

The Corus Class B Shares are publicly traded on the Toronto Stock Exchange under the symbol “CJR.NV.B” and on the New York Stock Exchange under the symbol “CJR”.

TRANSFER AGENTS

In Canada, CIBC Mellon Trust Company acts as Corus’ transfer agent. In the U.S., Chase Mellon Shareholder Services, L.L.S acts as Corus’ transfer agents.

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and executive officers of the Company as of October 31, 2004 or as otherwise noted, their positions within the Company and their principal occupations during the last five years. The term of office for each director will be until the next annual meeting or until his or her successor is elected or appointed.

Name and Municipality of Residence	Director/Officer	Position with Corus/Principal Occupation
Pierre Béland (4) Montreal, Quebec	Director	President, Metromedia Plus

Fernand Bélisle (1) Breckenridge, Quebec	Director	President of 19 FB Inc. (a consulting company)

John M. Cassaday (2) Toronto, Ontario	President, Chief Executive Officer and Director	President and Chief Executive Officer, Corus Entertainment Inc.

Dennis M. Erker (2)(4) Edmonton, Alberta	Director	Partner, The FE Advisory Group (a financial and estate planning company)

Wendy A. Leaney (1) Toronto, Ontario	Director	President, Wyoming Associates Ltd. (a private investing and consulting firm)

Dorothy Zolf McDonald, PhD Toronto, Ontario	Director	Corporate Director, former Associate Professor, Graduate Program in Communication Studies, University of Calgary and Visiting Professor, University of Alberta

Ronald D. Rogers (3) Calgary, Alberta	Director	Corporate Director, Former Senior Vice-President & Chief Financial Officer, Shaw Communications Inc.

Catherine Roozen (1)(3) Edmonton, Alberta	Director	Director and Corporate Secretary of Cathton Holdings Ltd.

Terrance E. Royer (2) (3) Calgary, Alberta	Director	Executive Vice Chairman, Royal Host REIT and Royal Host Corp. (a hotel and resort ownership, franchising and management company)

Heather A. Shaw (2) Calgary, Alberta	Director	Executive Chair, Corus Entertainment Inc.

Julie M. Shaw (4) Calgary, Alberta	Director	Vice President, Facilities, Design and Management, Shaw Communications, and Secretary, Shaw Foundation

Thomas C. Peddie, FCA Toronto, Ontario	Officer	Senior Vice President and Chief Financial Officer, Corus Entertainment Inc.

Paul W. Robertson Toronto, Ontario	Officer	President, Television, Corus Entertainment Inc.

John P. Hayes Toronto, Ontario	Officer	President, Radio, Corus Entertainment Inc.

Gary Maavara Toronto, Ontario	Officer	Vice President, Corporate and Regulatory Affairs, General Counsel, Corus Entertainment Inc.

Judy Adam, C.A. Oakville, Ontario	Officer	Vice President, Controller, Corus Entertainment Inc.

Hal Blackadar Oakville, Ontario	Officer	Vice President, Human Resources, Corus Entertainment Inc.

Pierre Arcand Montreal, Quebec	Officer	President, Quebec Radio, Corus Entertainment Inc.

John R. (Jack) Perraton Calgary, Alberta	Secretary	Senior Partner, PerratonLaw

(1)	Member of the Audit Committee in fiscal 2004

(2)	Member of the Executive Committee in fiscal 2004

(3)	Member of the Human Resources Committee in fiscal 2004

(4)	Member of the Corporate Governance Committee in fiscal 2004

Each director named above was appointed a director on December 9, 2003 and will hold office until the next scheduled annual meeting of shareholders. Thereafter, each director will be elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Each officer or director of Corus has been engaged for more than five years in his or her principal or prior occupation, as the case may be, except as follows: Pierre Béland was the President of Corus Radio Quebec prior to July 25, 2002 and was President of Metromedia CMR prior to August 31, 2000; prior to August 2004, Ronald D. Rogers was Senior-Vice President and Chief Financial Officer of Shaw Communications Inc.; prior to July 2001, John P. Hayes was Chairman and CEO of RadioAmp and prior to 2000, he was a consultant to Goldman Sachs International; Gary Maavara was Vice President, Public Relations for CanWest Global Communication Corp. prior to July 2004, 2001-2003 - Senior Vice President, Global Television Inc. and concurrently Senior Vice President and Chief Operating Officer, CanWest Interactive Inc.; from 1999-2001 Gary Maavara was Director of Special Projects, CanWest Global Communications Inc.; Hal Blackadar was the General Manager of Corus Radio Ontario prior to June 2002; and prior to July 2002, Pierre Arcand was Executive Vice President of Metromedia CMR.

As of October 31, 2004, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over 896,638 Class A participating shares and 1,163,043 Class B non-voting participating shares, representing 51.98% and 2.84% of the issued and outstanding Class A participating shares and Class B non-voting participating shares, respectively.

Audit Committee Financial Expert

As required by Section 407 of the Sarbanes-Oxley Act of 2002, Corus must disclose in its annual report on Form 40-F whether its board of directors has determined that it has at least one “audit committee financial expert”, as defined by Section 407, serving on its audit committee, or if not, the reasons why it does not.

At the annual and special meeting of shareholders held on December 9, 2003, Mr. Fernand Bélisle was appointed as a director of the Company and will serve until the next annual meeting. Mr. Bélisle was also appointed as a member of the Audit Committee. The Company’s board of directors has determined that Mr. Bélisle is an audit committee financial expert.

ADDITIONAL INFORMATION

     Corus shall provide to any person, upon request to the Secretary of the Company:

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

4)	one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus that are not mentioned in (1), (2) or (3) above; and

b)	at any other time, one copy of any documents referred to in (a)(1), (2) and (3) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information including directors’ and officers’ remunerations and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular dated December 9, 2004. Additional financial information is provided in the Company’s consolidated financial statements for its most recently completed financial year. A copy of such documents may be obtained upon request from the Company.

The Secretary of the Company can be contacted at:

Corus Entertainment Inc.
501, 630 – 3rd Avenue S.W.
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

CORUS ENTERTAINMENT INC.
Date: January 11, 2005	By:	/s/ THOMAS C. PEDDIE
Name: Thomas C. Peddie
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Sequential
Page No.
1.	Comparative consolidated financial statements for the year ended
	August 31, 2004, together with the auditors’ report thereon	•

2.	Management’s Discussion and Analysis of Operating Results and
	Financial Position	•

3.	Consent of auditors – Ernst & Young LLP dated January 11, 2005.	•

4.	Officers’ certifications required by Rule 13a-14(a) or Rule 15d-14(a).	•

5.	Officers’ certifications required by Rule 13a-14(b) or Rule 15d-14(b)
	and Section 1350 of Chapter 63 of Title 18 of the United States Code.	•

6.	Business Code of Conduct	•