Form 40-F
period 2005-08-31
CORUS ENTERTAINMENT INC
filed 2005-11-29
CIK 1100868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended:	August 31, 2005
Commission File number:	001-14992

CORUS ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

Canada	4832, 4833	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

BCE Place
181 Bay Street, Suite 1630
P.O. Box 767
Toronto, Ontario
M5J 2T3 Canada
(416) 642-3770
(Address and telephone number of registrant's principal executive office)

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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
8¾% Senior Subordinated Notes due 2012
For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Shares	1,724,929 As of August 31, 2005
Class B Non-Voting Shares	41,078,119 As of August 31, 2005

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

RENEWAL ANNUAL INFORMATION FORM

Fiscal year ended August 31, 2005

Corus Entertainment Inc.

October 31, 2005

RENEWAL ANNUAL INFORMATION FORM - CORUS ENTERTAINMENT INC.

Table of Contents

FORWARD-LOOKING STATEMENTS	3
INCORPORATION OF CORUS	3
Organization and Name	3
Subsidiaries and Affiliates	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Historical Background	5
Significant Acquisitions and Divestitures	5
DESCRIPTION OF THE BUSINESS	6
Radio	6
Description of the Industry	6
Business Overview	7
Operating Strategy	9
Competition Conditions	10
Television	10
Description of the Industry	10
Business Overview	12
Operating Strategy	14
Competition Conditions	15
Content	16
Description of the Industry	16
Business Overview	16
Operating Strategy	18
Competition	18
ADDITIONAL INFORMATION CONCERNING CORUS’ BUSINESSES	19
Intangible Properties	19
Seasonality and Cycles	19
Economic Dependence	20
Environmental	20
Employees	20
Foreign Operations	20
Lending	20
Bankruptcy	21
Reorganizations	21
Social or Environmental Policies	21
Risk Factors	21
CANADIAN COMMUNICATIONS INDUSTRY - REGULATORY ENVIRONMENT	21
Canadian Radio-television and Telecommunications Commission	21
Industry Canada	22
Restrictions on Non-Canadian Ownership	22
Broadcasting Services	22
Radio Undertakings	23
Specialty and Premium Television Undertakings	23
Local Television Undertakings	24
Pay Audio Services	24
Cable Advertising Services	25
Canadian Content Requirement for Broadcasters	25
Film and Television Tax Credits and Grants	25
International Treaty Co-Productions	25
Competition Act Requirements	25
Investment Canada Act	26
Copyright Act Requirements	26
DIVIDEND POLICY	27
CAPITAL STRUCTURE	28
Description of Capital Structure	28
Share Constraints	32

Table of Contents

Ratings	32
MARKET FOR SECURITIES	33
Marketplaces	33
Trading Price and Volume	33
DIRECTORS AND OFFICERS	35
AUDIT COMMITTEE	36
Charter	36
Composition of the Audit Committee	36
Principal Accounting Fees and Services - Independent Auditors	36
LEGAL AND REGULATORY	38
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
TRANSFER AGENTS	38
MATERIAL CONTRACTS	38
Senior Secured Credit Facility	38
Trust Indenture for 8¾% Senior Subordinated Notes due 2012	39
Cross Currency Interest Rate Swaps	39
ADDITIONAL INFORMATION	39
CORPORATE GOVERNANCE PRACTICES	40
SCHEDULE A - AUDIT COMMITTEE CHARTER	41

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

These forward-looking statements are based on Corus’ current expectations and its projections about future events. However, whether actual results and developments will conform with the Company’s expectations and projections is subject to a number of risks and uncertainties, including, among other things: its ability to attract and retain advertising revenues; audience acceptance of Corus’ television programs and cable networks; the ability to recoup production costs; the availability of tax credits and the existence of co-production treaties; the ability to compete in any of the industries in which the Company does business; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; the ability to protect the Company’s trade-marks, copyrights and other proprietary rights; and changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the forward-looking statements. Other unknown and unpredictable factors could also harm Corus’ results. Consequently, there can be no assurance that the actual results or developments anticipated by Corus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, Corus disclaims any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INCORPORATION OF CORUS

Organization and Name

Corus Entertainment Inc. (“Corus” or the “Company”) is a Canadian based media and entertainment company with interests in radio broadcasting, television broadcasting, and the production and distribution of children’s media content. The Company was originally incorporated under the Canada Business Corporations Act as 3470652 Canada Inc. on March 3, 1998. Corus amended its articles to change its name to Corus Entertainment Inc. on May 28, 1999 and subsequently amended its articles on August 26, 1999 to create additional classes of shares.

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

Corus commenced trading on the Toronto Stock Exchange (CJR.NV.B) on September 3, 1999 and on the New York Stock Exchange (CJR) on May 10, 2000.

Corus’ registered office and an executive office is located at 501, 630 - 3rd Avenue S.W., Calgary, Alberta, T2P 4L4. A second executive office is located at BCE Place, Bay-Wellington Tower, Suite 1630, 181 Bay Street, P.O. Box 767, Toronto, Ontario, M5J 2T3.

Subsidiaries and Affiliates

The following table describes the significant operating subsidiaries and affiliates of Corus as at August 31, 2005, their jurisdiction of incorporation or organization, the percentage of voting and non-voting securities owned by Corus directly or indirectly and the nature of the business in which each subsidiary or affiliate is engaged.

NAME	JURISDICTION - INCORPORATION/ ORGANIZATION	% OWNED VOTING	% OWNED NON- VOTING	NATURE OF BUSINESS
Radio Corus Radio Company Metromedia CMR Broadcasting Inc. Corus Premium Television Ltd. 591989 B.C. Ltd. 591991 B.C. Ltd. CKIK-FM Limited Canadian Broadcast Sales Partnership	Nova Scotia Canada Canada British Columbia British Columbia Alberta Ontario	100% 100% 100% 100% 100% 100% 50%	100% N/A 100% 100% 100% N/A N/A	Radio Broadcasting Radio Broadcasting Radio Broadcasting Radio Broadcasting Radio Broadcasting Radio Broadcasting Radio Airtime Sales

Television
YTV Canada Inc.
YTV Productions Inc.
W Network Inc.
Country Music Television Ltd.
591987 B.C. Ltd.
Movie Central Ltd.
Encore Avenue Ltd.
Corus Audio and Advertising
    Services Ltd.
Max Trax Music Ltd.

Telelatino Network Inc.
TELETOON Canada Inc.

	Canada Ontario Canada British Columbia British Columbia Alberta Alberta Alberta British Columbia Ontario Canada	100% 100% 100% 90% 100% 100% 100% 100% 100% 50.5% 40%	100% N/A 100% 68.5% 100% N/A N/A N/A N/A N/A N/A

CRTC License Holder (YTV and Treehouse TV)
Television Production
CRTC License Holder (W Network)
CRTC License Holder (CMT)
CRTC License Holder (Ontario Television)
CRTC License Holder (Premium Television)
CRTC License Holder (Premium Television)
Advertising Services (Corus Custom Networks)

CRTC License Holder - Residential Pay Audio
    Services (Max Trax)
CRTC License Holder (TLN Television)
CRTC License Holder (TELETOON)

Content
Nelvana Limited Nelvana Marketing Inc. Nelvana Enterprises Inc. Nelvana Communications Inc. Nelvana International Limited Nelvana Enterprises (U.K.) Limited Kids Can Press Limited	Ontario Ontario Ontario United States Ireland United Kingdom Ontario	100% 100% 100% 100% 100% 100% 100%	100% N/A N/A N/A N/A N/A N/A
Animated Television Program Production
Merchandising and Consumer Products
Sales and Distribution of Television Programs
Sales and Development of Television Programs
Sales and Distribution of Television Programs
Sales and Distribution of Television Programs
Children’s Book Publishing

N/A - subsidiary has no non-voting shares outstanding

GENERAL DEVELOPMENT OF THE BUSINESS

Corus is an integrated Canadian media and entertainment company with an established global distribution network for the programming the Company produces. Corus has strong established brands in each of its businesses: Radio, Television, and Content. The principal assets consist of 51 radio stations; a variety of specialty television networks focused on children and adult genres; western Canada’s premium television services; Nelvana Limited, an international producer and distributor of children’s programming and merchandise products; Kids Can Press, Canada’s largest publisher of children’s books; three broadcast television stations; a cable advertising service (Corus Custom Networks); and Max Trax, a digital audio service.

Historical Background

Certain of the businesses of Corus were operated by Shaw prior to September 1, 1999. On that date, the shareholders of Shaw approved the Arrangement which had the effect of creating Corus as an independently operated, publicly traded company. Under the Arrangement, the assets of Shaw were separated into two distinct, publicly traded corporations: one continued under the name Shaw Communications Inc. and the other one became Corus Entertainment Inc. Shaw continues to carry on Shaw’s cable television, Internet access, telecommunications and satellite businesses. Corus now owns and operates the media businesses which had previously been carried on by Shaw.

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

Pursuant to the Arrangement, 1,907,665 Corus Class A Shares and 28,492,618 Corus Class B Shares were issued. On September 3, 1999, the Corus Class B Shares were listed and posted for trading on the Toronto Stock Exchange (CJR.NV.B) and commenced trading at $18.90 per share. On May 10, 2000, Corus Class B Shares were listed for trading on the New York Stock Exchange (CJR) and commenced trading at US $26.125 per share.

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

Sale of Locomotion

On January 18, 2005, the Company sold its 50% share in the assets of the Locomotion Channel to a wholly-owned subsidiary of Sony Pictures Inc. for an aggregate $6,200,000 purchase price.

Astral/Corus Radio Asset Exchange

On May 26, 2004 the Company and Astral Media Inc. (“Astral”) entered into an agreement to swap certain assets, being radio stations located in the Province of Quebec. The transaction was reviewed and approved by the Canadian Radio-television and Telecommunications Commission (“CRTC”) on January 21, 2005. See Broadcasting Decision CRTC 2005-15. A labour union associated with one of the swapped stations appealed the decision to the federal Cabinet pursuant to the appeal provisions in the Broadcasting Act. Cabinet released its decision on April 21, 2005, finding that the CRTC’s decision was sound and met the objectives of the Broadcasting Act. As a result the transaction closed on May 29, 2005.

Red Deer Radio Sale

The Company entered into an agreement in January 2005 with Newfoundland Capital Corporation (“NewCap”) to sell two radio stations located in Red Deer, Alberta. On August 10, 2005 the CRTC approved the application to transfer the Red Deer assets (CIZZ-FM and CKGY-FM) to NewCap. See Broadcasting Decision CRTC 2005-390. The transaction was closed on September 25, 2005.

DESCRIPTION OF THE BUSINESS

Corus’ principal business activities are conducted through three operating groups: Radio, Television and Content, as described below.

RADIO

Description of the Industry
The Canadian radio industry has historically been fragmented, with most stations being owned locally and oriented towards local advertisers and markets. In April 1998, the CRTC adopted a new radio multiple ownership policy. In any market where there are at least eight commercial radio stations in English or French, a single owner can own as many as two AM and two FM stations in that language. Since then, there has been a significant amount of consolidation of ownership within the radio industry.

According to the CRTC, as of August 31, 2004, there were 544 commercial radio stations in Canada of which approximately 66% were FM stations and 34% were AM stations.

The industry is dependent upon advertising revenues for economic performance and growth. According to the CRTC, the industry generated over $1.22 billion in revenues in 2004. Radio stations compete for advertising dollars with other radio stations and many other forms of media. According to industry sources, the radio industry captures approximately 10% of an estimated $12 billion spent on advertising in Canada, compared to the newspaper and television industries, which capture approximately 22% and 25% of the total, respectively. According to the CRTC, in 2004, local advertising and national advertising represented 78% and 22%, respectively, of total radio advertising revenues.

Radio is an efficient, cost-effective medium for advertisers to reach specific demographic groups. Stations are typically classified by their on-air format, such as classic rock, country, adult contemporary, oldies and news/talk. A station’s format and style of presentation enables it to target certain demographics. By capturing a specific share of a market’s radio listening audience, with particular concentration in a targeted demographic market, a station is able to market its broadcasting time to advertisers seeking to reach that specific audience demographic. Advertisers and stations utilize data published by audience measuring services, such as Bureau of Broadcast Measurement (“BBM”), to estimate how many people within particular geographical and demographic markets listen to specific stations. The number of advertisements that can be broadcast without jeopardizing listening levels, and the resulting ratings, is determined primarily by the format of a particular station and the local competitive environment. The number of advertisements that can be broadcast is not regulated.

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

The industry may experience new methods of distribution in the future as three licensees have been approved by the CRTC to distribute digital radio signals across Canada. Two of these licenses intend to distribute digital radio signals via satellite while the other group intends to distribute its digital radio signals via a network of terrestrial signal repeaters. All three licensees intend to charge a monthly subscription fee varying from $9.95 to $14.99 per month.

Business Overview
Corus’ radio group (“Corus Radio”) comprises 51 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario.

Corus Radio is the largest radio operator in Canada in terms of advertising revenues and reach. According to BBM’s Survey 1 2005 (“S1 ’05”), Corus led the industry with a market share of 32.0% in terms of reach, compared to its closest competitors, Standard Radio and Rogers Media, which had market shares of 23.8% and 18.8%, respectively, in terms of reach, during that same period. Corus Radio reaches one in three Canadians. In terms of audience tuning, Corus Radio’s share was 34% larger than its next competitor.

Corus Radio operates stations primarily in urban centres in Canada, including Montreal, Quebec City, Toronto, Hamilton/Burlington, Winnipeg, Edmonton, Calgary and Vancouver, and in the densely populated area of southern Ontario. Corus Radio operates news/talk stations in nine out of Canada’s 10 largest markets by population (Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, London, Toronto, Quebec City and Montreal). Corus leads the Toronto market through its three stations that focus on adults 18 to 49: Q107, 102.1 The Edge and AM 640. According to BBM’s Survey 2 2005 (“S2 ’05”), Q107 was the #1 station for M25-54 and the #2 station for A25-54. 102.1 The Edge was the #1 station with A18-34. As well, according to the S1 ’05 and S2 ’05, Corus’ news/talk stations were the most listened to AM stations in Calgary, Edmonton, Vancouver and Winnipeg, measured by audience tuning.

Corus Radio’s primary method of distribution is over-the-air, analog radio transmission. Each radio station’s content is available to audiences through traditional analog radio receivers at the particular station’s licensed frequency on the AM or FM band. The following table sets out particulars of Corus’ radio stations as at October 31, 2005:

Location	Call letter	Frequency	Format	Targeted demographic	Rank within demographic	Audience share within total market (1)
B.C.
Vancouver	CKNW (CKNW 980)	AM	News/Talk	A35+	1	15.7
	CFOX (The Fox)	FM	Active Rock	M18-34	1	17.6
	CFMI (Rock 101)	FM	Classic Rock	M25-54	2	11.3
	CHMJ (MOJO 730)	AM	Sports	M25-49	15	0.8

Alberta
Calgary	CKRY (Country 105)	FM	Country	A35-54	2	13.6
	CHQR (QR77)	AM	News/Talk	A35+	2	12.4
	CFGQ (Q107)	FM	Classic Rock	M25-49	4	8.2
Edmonton	CHED (630 CHED)	AM	News/Talk	A25+	1	15.5
	CKNG (JOE)	FM	80’s 90’s	A25-49	1	13.7
	CISN (CISN Country)	FM	New Country	F35-54	2	15.1
	CHQT (Cool 880)	AM	Oldies	A35-54	7	4.5

Manitoba
Winnipeg	CJOB (CJOB 680)	AM	News/Talk/Sports	A35+	1	22.6
	CJKR (Power 97)	FM	Rock	M18-34	1	29.4

Location	Call letter	Frequency	Format	Targeted demographic	Rank within demographic	Audience share within total market(1)
Ontario
Barrie	CIQB (B101)	FM	Hot Adult Contemporary	A25-54	3	11.9
	CHAY (The New CHAY)	FM	Adult Contemporary	A25-54	2	12.2
Burlington	CING (Country 95.3)	FM	Country	A25-49	3	5.6
Cambridge	CJDV (DAVE)	FM	80’s/90’s	A25-49	3	9.5
Collingwood	CKCB (The Peak)	FM	Adult Contemporary	A25-54	NA	NA
Cornwall	CFLG (Variety 104.5)	FM	Adult Contemporary	A25-49	1	31.6
	CJSS (Rock 101.9)	FM	Rock	M25-54	2	12.3
	CJUL (Jewel 1220)	AM	Oldies	A50+	2	16.1
Guelph	CJOY (1460 CJOY)	AM	Oldies	A35+	1	11.5
	CIMJ (Magic 106.1)	FM	Adult Contemporary	A25-49	1	17.7
Hamilton	CJXY (Y 108)	FM	Rock Hits	M25-49	1	13.2
	CHML (AM 900)	AM	News/Talk	A35+	2	10.9
Kingston	CFMK (JOE)	FM	80’s 90’s	A25-49	4	7.7
	CFFX (Oldies 960)	AM	Oldies	A35+	5	5.5
London	CFPL (FM 96)	FM	Rock	M18-49	1	21.9
	CFPL (AM 980)	AM	News/Talk	A35+	9	3.3
St. Thomas	CFHK (Fresh FM)	FM	Contemporary Hit Radio	A18-34	3	12.0
Peterborough	CKWF (The Wolf)	FM	Rock	A25-49	1	29.0
	CKRU (980 Kruz)	AM	Oldies/Sports	A35+	4	10.8
Toronto	CFNY (102.1 The Edge)	FM	New Rock	M18-34	1	19.4
	CILQ (Q107)	FM	Classic Rock	M25-49	1	14.1
	CFMJ (AM 640)	AM	News/Talk	M25-49	14	1.7
Woodstock	CKDK (The Hawk)	FM	Classic Rock	M25-49	1	16.7

Quebec
Gatineau	CJRC	AM	News/Talk	A35+	3	13.0
Montmagny	CFEL	FM	Soft Rock	A25-54	NA	NA
Montreal	CFQR	FM	Adult Contemporary	F25-54	1	29.9
	CKOI	FM	Contemporary Hit Radio	A25-54	3	11.7
	CKAC	AM	News/Talk	A35+	4	8.8
	CINW (940 News)	AM	News/Talk	A35+	5	3.3
	CHMP	FM	News/Talk/Sports	A25-54	5	7.1
	CINF (Info 690)	AM	News/Talk	A35+	9	1.3
Quebec City	CHRC	AM	News/Talk	A35+	4	8.7
	CFOM	FM	Adult Contemporary	A25-54	1	9.8
Saguenay	CKRS	AM	News/Talk	A35+	1	33.5
St. Jerome	CIME	FM	Adult Contemporary	A25-54	1	14.1
Sherbrooke	CHLT	AM	News/Talk	A35+	1	12.1
	CKTS	AM	News/Talk	A35+	NA	NA
Trois Rivieres	CHLN	AM	News/Talk	A35+	2	16.7
(1)    Sources:    S2’05 - Vancouver, Toronto, Montreal; BBM’s Survey Fall ’04 - Cornwall, Guelph, Peterborough,Woodstock; S1’05 - All other markets

Corus Radio derives the majority of its revenues from advertising sales. Revenues for fiscal 2005 and 2004 were $253 million and $228 million, respectively.

Revenues from Corus Radio are derived mainly from two types of advertising: (a) advertising by local advertisers who are generally local merchants and who operate in the trading area encompassed by the station’s signal; and (b) advertising by national businesses such as automotive manufacturers, breweries, banks, fast food chains and similar operations which develop national advertising campaigns. The extent to which Corus’ advertising revenues are from local or national advertising depends on the given market. In 2005, approximately 75% of Corus Radio’s revenues were derived from local advertising.

In addition to advertising revenues, Corus Radio derives a smaller portion of its revenues through non-traditional revenue sources (non-airtime). Websites have proven to be extremely popular with audiences and advertisers and are a growing source of revenue. Corus Radio has very loyal listeners that continue to be connected to the station for the music, the hosts, the events and information-entertainment that is present on Corus websites. With close to 650,000 people registered to Corus Radio’s stations’ web-clubs and permission-based e-mail, the stations are able to develop one-to-one relationships and connect audiences with advertisers in areas that meet their needs. Other sources of non-traditional revenue include sponsorships, concerts and other events that allow Corus Radio to diversify its revenue streams and reach more potential listeners.

Operating Strategy
Corus Radio has a focused strategy for the coming fiscal year. It will continue to emphasize growth in the listener and advertising base in the top 10 markets in Canada. It will strengthen core competencies of both sales management and programming. Corus will seek to dominate its target demographics. The Company will leverage new media to connect audiences with advertisers.

As part of its ongoing strategy of focusing on Canada’s top 10 markets, Corus entered into an agreement to sell its two FM stations (CKGY and CIZZ) in Red Deer, AB to Newfoundland Capital Corporation. The CRTC approved the transaction, and the transaction closed on September 30, 2005. In addition, Corus Radio closed on May 29, 2005 its swap of radio assets in the province of Quebec with Astral. Corus Radio transferred its ownership of FM stations in regional Quebec to Astral for seven AM stations and one FM station, including the heritage AM station in Montreal (CKAC) and an FM station in Quebec City (CFOM). This swap allows Corus to enter into the larger Quebec City market, and allows the Company to strengthen its current position in the Montreal market.

Corus Radio is committed to providing the best quality in programming for the listener. Corus Radio stations boast key proprietary personalities that are both highly recognized in their communities and dedicated to Corus programming standards. The Company is committed to reformatting stations when research shows that there is a need. In fiscal 2005, Corus’ reformatted stations (five reformatted during fiscal 2004) gained much traction with their targeted demographics, and were significant drivers of profitability for the Company. Included in this reformatting exercise was CKOO-FM in Montreal, which was reformatted from a Rock format to News/Talk/Sports CHMP-FM, Canada’s first private radio News/Talk/Sports FM station. In addition, JOE-FM (CKNG) in Edmonton rose to #1 in the market A25-49 in less than one year.

Corus Radio aims to be rated by audience measuring services, such as BBM, as number one or two in the targeted demographic for their relevant markets, by continuing to provide attractive programming. Corus Radio has a clustering strategy pairing AM and FM radio stations to the limits allowed by the CRTC for the given market. Such clustering improves operating performance by expanding demographic coverage of the market, thereby providing local and national advertisers with an attractive and efficient medium with which to allocate their advertising dollars. Clustering also provides opportunities to share costs between radio stations, thereby improving operating margins.

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

Competitive Conditions
Radio stations compete for advertising dollars with other radio stations in their respective market areas as well as with other forms of media such as conventional television, specialty television networks, daily, weekly, and free-distribution newspapers, outdoor billboard advertising, magazines, other print media, direct mail marketing, and the Internet. In each market, Corus’ radio stations face competition from other stations with substantial financial resources, including stations targeting the same demographic groups. In markets near the U.S. border, such as Kingston, Corus also competes with U.S. radio stations. On a national level, Corus competes generally with Standard Radio, Rogers Media, CHUM Radio and Astral, each of which owns and operates stations across Canada.

Factors that are material to competitive position include the station’s rank in its demographic, market share of audience, authorized power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of stations in the market area.

TELEVISION

Corus’ television group (“Corus Television”) comprises specialty television networks, premium pay television services, three local television stations, and other media services.

Description of the Industry
According to the Canadian Cable Television Association, as of September 2004, the Canadian television industry served approximately 12.1 million homes with televisions, of which 98.3% are passed by cable. Also as of September 2004, there were approximately 7.9 million cable subscribers and 2.3 million direct-to-home satellite subscribers. Total digital subscribers were approximately 4.3 million, up from 3.8 million a year earlier. In 2004, the four largest cable operators controlled approximately 95.0% of total cable subscribers in Canada.

Specialty and Premium Pay Television Networks

Specialty and premium pay television networks generated $2.0 billion of combined advertising and subscriber revenues in 2004. Specialty and premium television networks are available to those Canadians who subscribe to the service package of a particular broadcasting distribution undertaking (“BDU”) (i.e. cable television, direct-to-home satellite and multipoint distribution systems). Specialty television networks provide special interest, news, sports, arts and entertainment programming, while premium television networks provide commercial-free movies, series and special event programming.

Specialty and premium pay television networks each obtain revenues by charging a monthly subscriber fee to cable and direct-to-home satellite operators. Subscriber fees are the sole source of revenues for licensed premium television services, while specialty services can also generate advertising revenue. The CRTC regulates the maximum subscriber fee if the network is included as part of the basic cable service of a large cable operator, but not if the network is carried on a discretionary tier. Regardless, the amount of the subscriber fee is specified in the network’s agreement with the BDU. Digital specialty services are carried on a new discretionary tier of digital-only theme packages, as a stand-alone digital offering, or as part of individual premium services provided to digital subscribers. Specialty and premium television networks benefit from these subscriber fees, which are supported by the high level of cable and satellite penetration in Canada. Subscribers to discretionary tiers pay monthly fees to their BDU that reflect an amount for the basic service, plus an additional amount for specialty and premium television networks for which they subscribe on discretionary tiers.

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

Unlike premium television networks, which are prevented by CRTC regulations from obtaining advertising revenues, specialty television networks may obtain both subscriber and national advertising revenues. Specialty television networks appeal to advertisers seeking highly targeted markets. The CRTC limits national advertising to 12 minutes an hour but does not regulate advertising rates, and specialty television networks are not required to share a portion of their advertising revenues with the cable and direct-to-home (“DTH”) satellite operators. According to the CRTC, television advertising in 2004 totaled approximately $2.5 billion in Canada. Specialty television networks received a 29% share of total television advertising revenues, or approximately $707 million, up from $606 million or a 25% share of total television advertising revenues in 2003.

Canadian specialty and premium television networks have experienced subscriber growth over the past decade due to the advances in cable-based delivery systems and the growth of DTH satellite services. In November 2000, a number of new digital specialty television network licenses were awarded by the CRTC for launch commencing September 2001. Of these licenses, 21 were “Category 1” and 262 were “Category 2”. Since the initial awarding of 262 Category 2 licenses, additional Category 2 licenses have been granted. However, as of August 2005, approximately 76 Category 1 and 2 digital networks are in operation. It remains unclear how many of the remaining Category 2 networks will be launched in the future.

Local Television

Local television stations are licensed by the CRTC and provide over-the-air broadcast television signals to viewers within a local geographical market or on a network basis. The CRTC has licensed three English-language television networks, two private commercial networks and one public network. The private commercial networks are operated by CTV Television Network Inc. (“CTV”) and Global Television Network (“Global”) with the Canadian Broadcasting Corporation (“CBC”) operating the public broadcasting network. In addition to receiving conventional television signals off-air, the majority of Canadian viewers have access, either directly or through a BDU, to the television signals of U.S. border stations which are generally affiliated with one of the four U.S. commercial networks (ABC, NBC, CBS and Fox) and a Public Broadcasting Service station. Canadian conventional television stations generate revenue from advertising and receive no subscription revenues. The number of commercial messages that a station may broadcast is restricted to 12 minutes an hour and in some instances, as in the case of Corus’ Oshawa television station, is dependent on the production of local programming. The success of conventional television is dependent on the quality of programming which results in audience ratings that in turn attract advertisers to a station or network. In the case of stations affiliated with the CBC, the local, private affiliated station receives a fee from the CBC to air or broadcast CBC national programming at certain designated times, in addition to being able to generate advertising revenues.

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

New Products

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

•	SVoD is a video-on-demand service offered at a flat subscription price that provides viewers with unlimited access to select programs from the libraries of featured cable networks.

•
HDTV is a high-resolution digital television service combined with Dolby Digital surround sound. This combination creates an unparalleled combination of sound and image. HDTV requires new production and transmission equipment at the HDTV stations, as well as new equipment for reception by the consumer. The higher resolution picture is the main selling point for HDTV.

•
A PVR is a Personal Video Recorder or an interactive television recording device. Like the VCR, a PVR records and plays back television programs, but unlike the VCR, it stores the programs in digital as opposed to analog form, allowing the user the ability to watch what they want when they want.

Business Overview
Corus had the following interests in specialty and premium television networks in Canada as at October 31, 2005:

NETWORK	DESCRIPTION OF PROGRAMMING	INTEREST
YTV
Treehouse TV
W Network
Country Music Television
Telelatino
TELETOON
The Food Network Canada
Movie Central
Encore Avenue
Discovery Kids (Digital Service)
SCREAM TV (Digital Service)
The Documentary Channel (Digital Service)

Children/Family
Preschool Children/Parents
Lifestyle and Entertainment geared to women
Country Music/Country Lifestyle
Canadian-Italian and Spanish
Children/Family/Adult Animation
Food Related
Premium Television - Premium Movies and Series
Premium Television - Classic Movies
Children/Family
Horror Movies and Series
Documentaries
100% 100% 100% 80% 50.5% 40% 20% 100% 100% 53.6% 51% 53%

Specialty Television Networks

Corus Television’s group of specialty television networks appeal particularly to kids, teens and women, much-coveted target groups among Canadian marketers. Corus Television’s specialty networks have a 54% higher cumulative average minute audience (2-54 demographic) than its nearest competitor, based on Nielsen Media Research 04/05 broadcast year surveys. Each of the analog specialty television networks is ranked among the top three analog television networks that compete within its genre, based on targeted demographics.

YTV is a specialty television network dedicated to programming for children and youth aged two to 17. YTV broadcast 15 of the top 20 children’s shows in Canada in the Kids 2-11 genre, based on the Nielsen 04/05 broadcast year survey. This network reaches children beyond the television with interactive events and initiatives including ytv.com, a top Canadian kids’ website. YTV is generally carried on the basic tier.

Treehouse TV is the only specialty service in Canada dedicated to preschoolers (aged two to five). Treehouse TV operates on a 24-hour basis offering a commercial-free television environment in its preschool programming that reflects the interests and developmental levels of young children.

W Network is a specialty television service dedicated to serving the needs and interests of women. On April 15, 2002, the service, which was previously known as WTN, was rebranded, reformatted and relaunched as W Network. Since the relaunch, W Network has achieved a 69% growth in its core demographic of women 25-54. Recent Nielsen statistics indicate that W Network has the highest average minute audience of all Canadian specialty networks for W25-54 and is watched by over 10.6 million Canadians in an average month.

Country Music Television (“CMT”) is a specialty service dedicated to exhibiting country music videos, music programming and daily entertainment news. CMT also offers a prime-time lineup of comedy and drama series, movies and specials. In 2000, the network established the Video Advantage Program to support the development and production of original Canadian music videos for emerging artists. Corus has a 90% voting interest and an 80% equity interest in CMT. The remaining 10% voting interest and 20% equity interest is held by Country Music Television Inc., the operator of a similar service in the United States. According to recent Nielsen statistics, CMT has seen a 75% increase in the adult 25-54 demographic over the past three years and the network has more than doubled its prime time audience in the same time period.

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

•    A 20% equity interest in The Food Network Canada, a specialty service which provides information and entertainment programming related to food and nutrition.

Revenues from Corus’ specialty television networks are derived primarily from subscriber fees and advertising. In fiscal 2005, subscriber fees accounted for 53% and advertising accounted for 44% of total revenues from the specialty television networks.

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

Revenues from premium television networks have experienced significant growth over the past two years as a result of increased direct-to-home satellite and digital cable subscribers. As at August 31, 2005, Corus’ Movie Central service had over 748,000 subscribers, a 6% increase in year-over-year subscribers, representing penetration of approximately 54% of digital cable and direct-to-home satellite subscribers in western Canada.

Local Television

Corus owns three local television stations - one in each of Kingston, Peterborough and Oshawa, Ontario. Each is an affiliate of the CBC. These were acquired in April 2000 as part of the Power Broadcasting acquisition.

Revenues are almost exclusively derived from advertising. In fiscal 2005, national agency directed clients and local advertisers accounted for a combined 82% of revenues. CBC network affiliate payments amounted to 12% of revenues, with the remaining 6% originating from a variety of other sources.

Other Media Services

Corus Custom Networks primarily operates TV listings channels, providing viewers with current and easily accessible listings for the local cable television program lineup. Revenues for Corus Custom Networks are derived through advertising.

Max Trax is a residential digital audio service launched in the spring of 1997. Max Trax is a partner in a joint marketing agreement with CBC to offer a 40 channel service package. Max Trax is carried by cable operators and direct-to-home satellite operators. Revenues from Max Trax are earned through subscriber fees.

Operating Strategy
To allow for strategic development and integration, the various television assets are internally organized under two categories. The adult television group includes the operations of W Network, CMT, Telelatino, The Documentary Channel, SCREAM TV, the local television stations, Corus Custom Networks and Max Trax. Management is responsible for adult-targeted programming, developing strategies for integrating operations where possible, as well as cross-promotion and marketing opportunities and joint sales initiatives. The kids’ television group includes YTV, Treehouse TV, TELETOON and Discovery Kids, allowing management to consider shared programming, cross-promotion and value-added content opportunities.

Corus Television’s operating strategy remains focused on four key areas: (i) increasing its position in the kids’ and women’s genres, (ii) leveraging the competitive position of Corus Premium Television, (iii) building key relationships with BDUs and (iv) maximizing operational synergies across all of Corus brands.

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

The kids’ market and new media provide growth opportunities. Corus Television will capitalize on the growth in the home entertainment industry by constructing and investing in the new media platforms such as VoD, SVoD and interactive games to create new revenue streams. Sales of branded DVDs, CDs and other merchandise will also fuel revenue growth in the kids’ area.

Corus Television has achieved a leadership position in the women’s genre with its W Network targeting women aged 25-54. The viewing audience in this demographic has increased 69% since the 2001-2002 season, making W Network the #1 ranked specialty service for women. In fiscal 2005, W Network held the highest average minute audience of all Canadian specialty networks for women 25-54. W Network intends to invest in its programming to maximize audience growth and revenue potential. W Network is building an outstanding programming schedule anchored on movie blocks and design shows. The Company will focus on new media opportunities and platforms to deliver the programming that the target audience wants, in the format they want it in through the wnetwork.com website and other merchandise offerings.

Premium Television

Corus Premium Television services, operating in western Canada under two separate licenses (Movie Central and Encore Avenue), will continue to focus marketing effort on customer acquisition and retention. Having established a track record of successful direct marketing campaigns, undertaken with the cooperation of key cable and satellite providers, Corus will continue to capitalize on the growth in the number of digital households in western Canada as well as up-selling current digital households. Demand for movies and new original dramatic series continue to fuel strong interest in the service’s programming. To this end, Movie Central has secured output agreements with major Hollywood studios for exclusive programming, such as first windows on blockbuster feature films and new HBO and Showtime products. These agreements allow Movie Central to premiere HBO series on Movie Central at the same time as they debut in the United States.

Corus Premium Television is also leading with innovative new digital product offerings which will fuel digital growth, reduce churn and contribute incremental revenues.  In this regard, Corus Premium Television established the first SVoD product in Canada, Movie Central Express.  Movie Central Express showcases programming from five major Hollywood studios with up to 90 hours of unique programming each week. In conjunction with Shaw’s VoD service, this service is offered to current subscribers for a separate monthly subscription. In April the service launched with telecommunications supplier SaskTel. In this system, SVoD is included in the subscription offer for all Movie Central subscribers.

In the past year Movie Central also launched a dedicated high definition channel offering an unparalleled lineup of new releases, original series and re-mastered library features all in true high definition format.

In addition to the growth of digital products, opportunities are developing on two mainstream platforms, broadband and mobile, that are creating new revenue opportunities for Corus Premium Television. Although the products are still quite nascent, Corus believes the potential is substantial and is actively exploring and developing these opportunities with the BDUs now.

Other Media Services

The CBC-affiliated local television stations improved operating efficiencies by consolidating with Corus’ local market radio stations. Revenue growth is being achieved through an improved program schedule, expansion of news service and joint selling of radio and television. Each of the stations represents the only local television broadcaster in their respective communities.

Corus believes cable advertising services such as Corus Custom Networks are a cost-effective advertising vehicle for national accounts and local merchants, particularly in areas where there are no local television stations. Corus’ operating strategy involves optimizing existing products and services through product quality enhancements. Corus Custom Networks is also investigating new types of advertising-related businesses that are complementary to its core competencies. Corus Custom Networks has streamlined operations by creating regional hubs to service advertisers.

Competitive Conditions
The television broadcast environment is highly competitive. The principal methods of competition in broadcast television are the development and acquisition of popular programming and the development of audience interest through programming and promotion, in order to sell advertising at profitable rates. Broadcast specialty networks like YTV, W, CMT, the local stations and digital channels compete for audience, advertising revenues, and programming with other broadcast networks such as CBC, CTV, Global, specialty networks owned by Alliance Atlantis Communications Inc. (“AAC”) and other digital channels, independent television stations, basic cable program services as well as other media, including DTH television services, videocassettes, DVDs, print and the Internet.

Television stations compete for programming, audiences and advertising revenues with other stations and cable networks in their respective coverage areas and, in some cases, with respect to programming, with other station groups, and in the case of advertising revenues, with other local and national media.

Because conversion to digital television broadcasting has begun, current and future technological and regulatory developments may affect competition within the television marketplace.

Corus Television’s specialty and premium television networks compete for subscriber fees with other specialty and premium television network operators, including Bell Globemedia, AAC, CHUM Limited and Astral. According to the CRTC, in 2004, the Canadian specialty television and premium television network industries generated $2.0 billion of combined advertising and subscriber revenues. Corus’ specialty services also compete directly for advertising revenues with the operators of cable networks listed above and with broadcast networks, including Global, CBC and CTV, and with other advertising media. Corus’ conventional television stations compete principally for viewers and advertisers with other television stations that broadcast in central and eastern Ontario.

CONTENT

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

However, over the past few years, the children’s television market has fundamentally changed. Demand for production has slowed due to consolidation and vertical integration of U.S. production studios and television networks.

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
•    the continued international expansion by all types of programming services, including major U.S. broadcasters and domestic children’s services;
•    the growth in demand for content featuring recognizable characters on the Internet; and
•    the emerging platforms for content distribution (i.e. VoD, SVoD, broadband, cell phones and video games).

According to industry sources, total spending on filmed entertainment, which includes feature films, video, television shows, animation and other programming worldwide is expected to grow from an estimated US$84.2 billion in 2003 to US$118.9 billion in 2009. In part due to the proliferation of cable and satellite services, channels targeting children have increased substantially in recent years.

Merchandising has grown from the popularity of toys that are associated with movies, books and television characters. According to industry sources, in 2004 licensed retail sales in the United States and Canada were approximately US$71 billion. All of Nelvana’s character brands fall into the entertainment/character property type category, which, according to industry sources, accounted for US$13.4 billion of retail sales in the United States and Canada in 2004. The entertainment/character property type category is the second largest category of licensed retail products, accounting for 19% of total sales in the United States and Canada in 2004.

The home entertainment market is a huge market and continues to grow. In 2004, the estimated worldwide market for home entertainment is expected to be approaching $47.3 billion marketwide. There has been a purchasing shift from VHS to DVD as the advancement of DVD technology has made it more user friendly and more affordable. Unit growth for DVD was up 26% in 2004, with a corresponding unit decline of 20% for VHS. In the United States, the market for children’s non-theatrical DVDs is growing substantially faster than the overall DVD market.

Business Overview
The Content group consists of the operations of Corus’ wholly-owned subsidiary, Nelvana, an integrated children’s production and distribution company that develops, produces, markets and distributes quality animated branded media content and related products for children worldwide. Its brand portfolio includes internationally recognized animated characters such as Babar, Franklin, The Backyardigans, Miss Spider’s Sunny Patch Friends, and The Berenstain Bears. Kids Can Press, a Canadian publisher of children’s books, is a wholly-owned subsidiary of Nelvana. Nelvana’s operations consist of the production and distribution of film and television programs, and the sale and licensing of related products.

Production and Distribution

Nelvana is an animation production and distribution company specializing in children’s and youth programming for television. Nelvana distributes programming to broadcasters in over 180 countries, including some of the world’s leading networks, such as Nickelodeon, the Disney Channel, HBO, ITV in the United Kingdom and France 3. Nelvana has 72 television programs licensed in Canada, and 54 in the United States. Nelvana’s production facility in Toronto houses state-of-the-art 2D and 3D digital animation technology as well as traditional animation capabilities. Programming is distributed internationally through five sales and distribution offices.

In 2002, in response to a leaner marketplace, Nelvana committed to reducing cash flow requirements with the goal of achieving operating cash flow neutrality within one year while continuing to grow its library. This was successfully achieved. In the last three years, Nelvana’s production slate has ranged between 110 to 150 new episodes, well below the 252 episodes peak reached in fiscal 2002. This amount of production maintained Nelvana’s leadership position in the industry while reducing cash flow requirements to produce the year’s slate. Following are some highlights from the production and distribution business in fiscal 2005:

•	Launched Vortex on Demand, a VOD service for Kids 6-12, on Comcast ON DEMAND
•	Produced 14 episodes of The Backyardigans, a series which airs on Nickelodeon in the United States and on Treehouse TV in Canada
•	Produced 21 episodes of Jacob Two Two, which airs on YTV, bringing the total to 52 episodes
•      Produced 25 episodes of 6Teen, which air on TELETOON  in Canada
•	Produced a second Care Bears CGI direct-to-video, The Big Wish, which is being distributed by Lions Gate Entertainment
•	Launched the Treehouse Presents and Teletoon Presents, home entertainment series in Canada

At August 31, 2005, Nelvana’s program library totaled over 2,770 half-hour equivalent episodes, comprising 67 animated television series, 18 specials, 17 animated feature length films and 12 live action series. Children’s animated programs generally have longer life spans than those of live action programs because they can typically be resold continually to new generations of audiences around the world. The United States is the biggest market, accounting for 31.8% of production and distribution revenues in fiscal 2004, compared to 26.6% from the Canadian market and 41.6% from other countries.

Merchandising

Nelvana’s merchandising business contains some of Nelvana’s most popular characters, including Beyblade, Rescue Heroes, Babar, Miss Spider’s Sunny Patch Friends and Franklin, which have achieved recognition and popularity worldwide and have become valuable long-term merchandising brands. Nelvana’s merchandising efforts focus on marketing its most popular brands and co-ordinating with retailers to promote its character merchandise in North America and around the world. Nelvana acquires brands from which it produces media content and becomes either the licensor or agent, on behalf of the owner of the property, for most product categories, including toys, plush, apparel, gifts, book publishing and interactive products. Highlights in fiscal 2005 include the following:

•	Franklin merchandise sold well in France in fiscal 2005
•	Nelvana signed several new licensing deals for Miss Spider’s Sunny Patch Friends which will hit store shelves for Christmas 2005

Publishing

Nelvana’s publishing business is conducted through its subsidiary Kids Can Press, acquired in 1998. Kids Can Press is the largest Canadian-owned English language publisher of children’s books with a broad and growing backlist of titles. Highlights of the Kids Can Press catalogue include:

•        Franklin - more than 60 million books sold worldwide. Franklin is taking Europe by storm. New and recent product lines launched in North America include Franklin First Readers and Franklin Workbooks which focus on the educational market;

•        The Plague - the second book in the trilogy, Feather and Bone: The Crow Chronicles, was released in August 2005. The first book in the trilogy, The Mob, is also being developed into an animated feature with award-winning animator Chris Landreth and will be produced by Nelvana.

Operating Strategy
The operating strategy for Nelvana is based on the diversification of revenue streams. In a marketplace where dependence on worldwide broadcast license fees is no longer viable, Nelvana is seeking to maximize revenue from all streams including:

•    Broadcasting (traditional and new platforms);
•    Merchandise licensing;
•    Publishing;
•    Home entertainment;
•    Interactive; and
•    Music

To capitalize on the dominance that Nelvana enjoys in the kids broadcast market in Canada, Nelvana is putting a “Made in Canada” strategy into effect. This strategy will see Nelvana covering the hard costs of production in Canada. Nelvana will optimize brand success by aligning all of Corus’ resources, both broadcasting and merchandising, to establish great ratings which will drive strong consumer product performance. The success in Canada can then be used to roll the brand out worldwide.

Nelvana will focus on the strong near-term revenue growth potential of the home entertainment market. With the worldwide DVD business expected to double by 2008, Nelvana is in a perfect position to exploit this market with a strong catalogue of existing titles and titles in production. As well, home entertainment products will drive significant merchandise sales in North America’s major retailers.

Many existing outlets are expanding and new markets are emerging for branded children’s content. As the marketplace changes with new distribution platforms, Nelvana is investigating how this new technology can benefit the Corus stable of shows. Many of these distribution platforms - VoD, SVoD, cell phones and broadband - are in the early stages and are not expected to generate significant revenue for at least five years. Nelvana is in dialogue with all of the major strategic players in the On-Demand space including Comcast, Microsoft, Yahoo and Sony in order to determine the best fit for Corus’ properties.

This ever growing number of outlets for the distribution of children’s content creates a need for Nelvana to be focused on rights management. We need to ensure that the best deals are being made for Corus to protect Nelvana and allow us to explore and exploit all of the new emerging distribution platforms that are arising.

Competition
The business of producing and distributing children’s television programs is highly competitive. We compete with a variety of international companies, including HIT Entertainment, DIC, 4KIDS, and several U.S. studios such as the Walt Disney Company, Warner Bros., and Nickelodeon (a division of Viacom International Inc.). These U.S. studios are substantially larger, and have greater financial resources. Many have their own television networks on which their in-house productions are aired. In Canada, Corus also competes with several domestic producers and distributors such as Cookie Jar Corp. and Decode Entertainment Inc.

ADDITIONAL INFORMATION CONCERING CORUS’ BUSINESSES

a) Intangible Properties

Corus uses a number of trademarks, service marks and official marks for its products and services. Many of these brands and marks are owned and registered by Corus, and those trademarks that are not registered are protected by common law. Corus also licenses certain marks from third parties. Corus has taken affirmative legal steps to protect its owned and licensed trade marks, and Corus believes its trademark position is adequately protected. The exclusive rights to trademarks depends upon the Company’s efforts to use and protect these and Corus do so vigourously.

Distribution rights to television programming and motion pictures as well as ancillary rights are granted legal protection under the copyright laws and other laws of Canada, the United States and most foreign countries. These laws impose substantial civil and criminal sanctions for the unauthorized duplication and exhibition of television programming. Corus believes that it takes, and plans to continue taking, all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright and other legal protections for all of the television programming produced and distributed by Corus under the laws of all applicable jurisdictions.

Corus can give no assurance that its actions to establish and protect Corus trademarks and other proprietary rights will be adequate to prevent imitation or copying of its filmed and animated entertainment by others or to prevent third parties from seeking to block sales of its filmed and animated entertainment as a violation of their trademarks and proprietary rights.

Moreover, Corus can give no assurance that others will not assert rights in, or ownership of, its trademarks and other proprietary rights, or that Corus will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States and Canada.

Corus also licenses copyright materials either by way of direct contracting or through blanket licensing regimes. The tariffs for blanket licenses are established by the Copyright Board in Canada. Although the amount of a blanket license is set by this third party regulator, the system provides certainty as to cost and also a modicum of immunity from claim for innocent infringements due to the presumptions of right to use works that flow with the imposition of these tariffs.

The Company operates a comprehensive clearance and rights management system to both protect its rights and to ensure that works that Corus uses have the requisite clearances or licences from the owners. A key element of contracts for copyright works is the term or time period of the licence granted which in the broadcasting sector can vary but usually is or for a time period such as one to three years. In some circumstances the time period is combined with a right to only a certain number of “plays” or broadcasts.

b) Seasonality and Cycles

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one-quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Corus’ broadcasting businesses (Radio and Television) and the Content business each has unique seasonal aspects.

For the Company’s broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and the second quarter tends to be the weakest, consistent with lower consumer spending in winter months.

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

c) Economic Dependence

Corus’ operating results for the Company’s broadcasting businesses are not dependent upon any single customer or upon a few customers with respect to revenues from advertisers.

Corus’ broadcasting businesses are dependent upon on-air talent to provide quality, consistent programming to attract advertisers. All on-air talent is under contractual obligations to the Company.

Corus Television’s premium television services in the West are solely dependent on subscriber fees. The major Broadcast Distribution Units are Rogers, Shaw, Cogeco, BEV, Videotron and Star Choice.

The Company’s regulated properties operate in a competitive environment with both regulated and unregulated competitors. Although entry by new competitors into the Company’s markets is slowed by the regulatory process, new competition always poses a risk to the Company’s revenue streams. The regulatory environment is more fully explained below.

d) Environmental

Corus’ operations do not have any significant impact on the environment. Corus has not made, and does not anticipate making, any significant capital expenditures to comply with environmental regulations.

e) Employees

As at August 31, 2005, Corus had approximately 2,086 full-time employees.  The Company operates in a non-union environment except for: 178 employees in specialty and conventional television and radio and 58 employees in its premium television operations who are members of the Communications, Energy and Paperworkers Union of Canada; 38 employees in Quebec radio operations who are members of the Syndicat Général de la Radio; 12 employees in Quebec radio operations who are members of the Centrale Syndicat Nationale; six employees in Quebec radio operations who are members of the Independent Syndicat; and 32 employees in Quebec operations who are members of the Syndicat Canadien de la Fonction Publique.

There are 136 Corporate employees, 1,140 Radio employees of which 158 are unionized, 496 TV employees of which 166 are unionized and 314 Content employees.

f) Foreign Operations

A significant portion of the revenues in the Content division are in currencies other than Canadian dollars and therefore subject to fluctuation in exchange rates. Approximately 9% of Corus’ consolidated revenues for the year ended August 31, 2005 was derived from foreign operations.

g) Lending

Corus does not have any lending operations as a distinct or significant business. Corus does, however, provide financing through loans to its digital channels, loans to privately owned Canadian media companies and has outstanding loans to executive officers. Corus may make loan investments in companies involved in the media sector of up to $5 million with the approval of the CEO or the CFO and more than $5 million with the approval of the Executive Committee of the Board of Directors. Outstanding loans to executive officers were granted prior to July 31, 2002.

h) Bankruptcy

There have been no bankruptcies, receiverships or similar proceedings against Corus or any of its subsidiaries within the past three years.

i) Reorganizations

There have been no material reorganizations at Corus or any of its subsidiaries within the past three years.

j) Social or Environmental Policies

Code of Ethics
Corus is committed to fair dealing, honesty and integrity in all aspects of its business conduct. The Company takes its responsibility to its employees, shareholders and other stakeholders very seriously. The Company’s Code of Business Conduct (the “Code”) aims to demonstrate to its stakeholders and the public the Company’s commitment to conduct itself ethically.

The Code applies to all employees and members of the Board of Directors of Corus and its subsidiary companies. For purposes of rules promulgated under Section 406 of the Sarbanes Oxley Act of 2002, portions of this Code shall comprise the Company’s “code of ethics” for senior executives and financial officers. The Code of Ethics is available on the Corus Entertainment website at www.corusent.com under “Investor Information.”

k) Risk Factors

A discussion of risk affecting the Company and its business is set forth under the heading “Risks and Uncertainties” in the Management’s Discussion and Analysis for the year ended August 31, 2005, as contained on pages 32-36 of the Company’s 2005 Annual Report, which discussion is incorporated by reference herein. In addition, the Company is subject to the risks and uncertainties set forth below.

This description of risks does not include all possible risks, and there may be other risks of which the Company is currently not aware.

Control of Corus by the Shaw family

JR Shaw and members of his family and the corporations owned and controlled by JR Shaw and members of his family (the “JR Shaw Group”) currently own 84.2% of the outstanding Class A participating shares in the capital of Corus. The Class A participating shares are the only shares entitled to vote in all circumstances. All of the Class A participating shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A participating shares are exercised by the representative of a committee of three trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A participating shares will continue to be, able to elect a majority of the Board of Directors of Corus and to control the vote on matters submitted to a vote of Shaw’s Class A participating shareholders.

CANADIAN COMMUNICATIONS INDUSTRY
REGULATORY ENVIRONMENT

Canadian Radio-television and Telecommunications Commission

Under the Broadcasting Act (Canada), the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing broadcasting policy objectives set forth in the Broadcasting Act.

Changes in the regulation of Corus’ business activities, including decisions by regulators affecting the Company’s operations (such as the granting or renewal of licenses; decisions as to the rights to programming licenses to competitors in the Company’s markets) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Company’s results of operations. The Company’s CRTC licenses must be renewed from time to time and cannot be transferred without regulatory approval.

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
•    promote choice and diversity of high-quality communications services; and
•    to foster strong competitive and socially responsive communications industries.

On April 1, 2004, the CRTC issued its so-called “CRTC 3-Year Work Plan” which included four objectives for the broadcasting sector which expand upon the aforementioned Vision Statement:

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

The Company’s articles currently give its Board of Directors the authority to restrict the issue, transfer and voting of its Class A participating shares and the transfer of its Class B non-voting participating shares for the purpose of ensuring that Corus remains qualified to hold or obtain licenses to carry on any broadcasting or programming business.

Broadcasting Services

Corus’ radio stations and local television undertakings, specialty and premium television networks and pay audio services are subject to licensing and regulation by the CRTC. The Broadcasting Act gives the CRTC the power to issue and renew broadcasting licenses for a maximum term of seven years. Historically, all licenses issued by the

CRTC have been consistently renewed except where there have been serious breaches of license conditions or regulations, in which case the licenses have been renewed for less than seven years, or, in a very limited number of instances, not at all. In order to conduct its business, Corus maintains its licenses in good standing and are in material compliance with conditions of license and regulatory requirements. All licenses held by Corus are in good standing and the CRTC has never declined to renew a license held by any broadcasting undertaking in which Corus holds an ownership interest.

Licenses issued by the CRTC generally sets out the terms and conditions of the broadcaster’s program offering, including Canadian content expenditures, Canadian exhibition requirements and signal delivery terms for Corus’ specialty, premium television and pay audio services. The CRTC also imposes restrictions on the transfer of ownership and effective control of all licensed broadcasting undertakings. Transferees of ownership or control of a licensed undertaking must demonstrate to the CRTC that the transfer is in the public interest, and the purchaser is required, in most instances, to provide a specific package of tangible benefits designed to benefit the Canadian broadcasting system. For transfer of ownership applications involving profitable radio stations, tangible benefits are required to represent a financial contribution equal to 6% of the purchase price and for acquisitions of television, or specialty or premium television network services, a financial contribution of 10% of the value of the transaction is expected.

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

On April 30, 1998, the CRTC announced certain changes to its commercial radio policy. By regulation, the CRTC increased Canadian popular music content levels broadcast to 35%. For French-language radio stations, at least 65% of popular, vocal music selections must be in the French language. The CRTC also changed ownership restrictions on the number of stations that could be owned within a particular market. The ownership changes allow a single owner to operate up to three stations provided only two are in the same band, in a given language in smaller markets and, in markets with eight or more commercial stations in a given language, one owner may hold up to two AM stations and two FM stations. In assessing transactions involving a change in control or ownership, the CRTC has stated it will examine the impact on diversity of news voices, the level of competition and, if the applicant has equity holdings in other local radio stations or media, cross-media ownership levels in a given market. Under its new policy, the CRTC also stated that it would no longer apply market entry criteria in assessing applications for new radio services in a particular market. Radio broadcasters derive substantially all of their revenues from advertising revenues. There is no regulatory limit on the number of commercials that can be broadcast. In markets with more than one commercial FM station, FM licensees are required to broadcast at least 42 hours per week of local programming in order to access local advertising. The CRTC will be conducting a review of its 1998 commercial radio policy in 2005 following its consideration of applications seeking a license to operate a satellite radio service in Canada.

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

Specialty television networks derive substantially all of their revenues from subscription and advertising revenues. Premium television networks derive their revenues from subscriptions and by regulation are required to be commercial free. The CRTC generally requires cable and DTH satellite distributors to carry all licensed specialty and premium television networks appropriate to the markets in which they are distributed with the exception of Category 2 digital services as described below. The maximum wholesale subscriber fee that can be charged to subscribers for the carriage of the service is regulated if it is carried as part of the basic service, but is not regulated if it is carried on an extended or discretionary tier. Subscriber fees payable to premium television network licensees are not regulated by the CRTC.

On November 24, 2000, the CRTC announced that it would license 16 new English-language and five French-language digital programming services for mandatory distribution on a digital basis known as Category 1 services. The CRTC stated that all Category 1 services must commence operation on or before November 24, 2001, but subsequently extended this date until September 30, 2002 for certain of the French-language Category 1 services. An additional 262 Category 2 digital services were also approved by the CRTC for distribution on a digital basis and continue to be licensed by the CRTC. Category 2 services may be competitive with one another but may not be directly competitive with an existing licensed analog specialty or premium television network or a Category 1 digital service. Category 2 services have no guaranteed distribution rights except that, if a cable or DTH satellite operator carries a Category 2 service in which it or an affiliate owns more than 10% of the issued equity, it must distribute at least five non-related Category 2 services for each related service carried. The Category 2 services licensed in the fall of 2000 were required to implement service no later than November 24, 2004, unless the CRTC approves an extension before that date.

New applications for Category 2 services are considered on an ongoing basis.

Local Television Undertakings

The CRTC reviewed its policies and regulations pertaining to Canadian television, primarily as they affect local broadcasters, and, on June 11, 1999, issued a new policy entitled “Building on Success - A Policy Framework for Canadian Television”. This policy introduced changes to the regulatory environment in an attempt to provide more flexibility and diversity for broadcasters while still providing a predominant amount of Canadian programming content.

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

Pay Audio Services

Pay audio musical programming services provided to residential Canadian subscribers by broadcast distribution undertakings are licensed and regulated by the CRTC. The CRTC has established an open licensing framework and has imposed identical requirements on each licensee regarding Canadian content and French-language selection requirements. Canadian-originated pay audio channels may be linked on a 1:1 basis with foreign-originated channels.

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

Canadian Content Requirement for Broadcasters

As mentioned previously, Canadian conventional television services, specialty television networks and premium television networks are required to devote a certain amount of their programming schedules to Canadian productions. These requirements provide support to the market for Canadian programs (such as the ones produced through Nelvana) as long as they qualify as Canadian programs for purposes of the Canadian Audio Visual Certification Office (“CAVCO”) as an officially recognized co-production or the CRTC.

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

Investment Canada Act

Under the Investment Canada Act (“ICA”), certain transactions which involve the acquisition of control of a Canadian business by a non-Canadian require the approval of the Canadian government. The Ministry of Industry (Canada) is responsible for reviewing proposed acquisitions of control of Canadian businesses by non-Canadians. However, where the Canadian business is a “cultural business”, the proposed acquisition would also be subject to review by the Minister of Canadian Heritage. Cultural businesses include those involved in the publication, distribution or sale of books, magazines, periodicals and newspapers, as well as businesses involved in the production and distribution of film and video recordings, audio and video music recordings. Radio, television and cable television broadcasting undertakings are also considered “cultural businesses” under the ICA, but they are also the subject of other, more stringent, Canadian ownership and control regulations under the Broadcasting Act, as discussed above.

Before an acquisition of a “cultural business” by a non-Canadian can be completed, the non-Canadian must be able to demonstrate that the proposed acquisition is likely to be of “net benefit to Canada”. In determining whether this test has been met, the Minister of Canadian Heritage is required to take into account a number of factors outlined in the ICA, including compatibility with Canada’s cultural policy objectives, as well as any applicable government policies and any written undertakings that may have been given by the non-Canadian investor.

Copyright Act Requirements

Corus’ radio, conventional television, specialty television, premium television and pay audio service undertakings rely upon licenses under the Copyright Act (Canada) in order to make use of the music component of the programming and other uses of works used or distributed by these undertakings. Under these licenses, Corus is required to pay a range of royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies (which represent the copyright owners) and individual copyright owners. These royalties are paid by these undertakings in the normal course of their business.

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

DIVIDEND POLICY

(a) Dividend Policy

The Company’s dividend policy is reviewed regularly by the Board of Directors of Corus. In general, subject to the rights of any preferred shares outstanding from time to time, holders of Class A Voting Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, if, as and when any such dividends are declared and paid. In accordance with the terms and conditions of such shares, the dividends (other than stock dividends) declared and paid on the Class A Voting Shares shall be $0.01 per share per annum less than the dividends declared and paid to holders of the Class B Non-Voting Shares. See the information under the heading “Capital Structure - Description of Capital Structure - Class Voting A Shares and Class B Non-Voting Shares”.

(b) Restrictions on Payment of Dividends

Covenants under Corus’ credit agreement with a syndicate of Canadian banks, as amended and restated on January 31, 2005, may restrict Corus’ ability to pay dividends should Corus fail to achieve certain financial ratios and/or financial performance or if an event of default has occurred and is continuing or would result from the payment of the dividend.

A covenant under the indenture pursuant to which Corus’ 8¾% Senior Subordinated Notes due 2012 were issued also restricts Corus’ ability to pay dividends. The covenant, referred to as the “Restricted Payments Covenant”, limits dividends (and other Restricted Payments as defined in the indenture) to a cumulative amount that does not exceed the greater of US$ 10.0 million or the sum of, among other things, 50% of the cumulative Consolidated Net Income of Corus and its Restricted Subsidiaries from the beginning of the fiscal quarter beginning December 1, 2001 and ending on the last day of the most recent fiscal quarter preceding the date of the proposed Restricted Payment (or if such cumulative Consolidated Net Income is a loss, then 100% of such loss). As at August 31, 2005 the US$ 10.0 million limit is in effect.

(c) Distribution Rates and Payment Dates

The annual distribution rates on securities of the Company and payment dates for the fiscal year ended August 31, 2005, as well as the annual dividend payments for the past three fiscal years, are set forth in the tables below.

Fiscal 2005 Distribution Rates and Payment Dates

Security	Distribution Rate	Payment Date
Class A Voting Shares	$0.045 per share	June 30, 2005
	$0.020 per share	December 31, 2004

Class B Non-Voting Shares	$0.050 per share	June 30, 2005
	$0.025 per share	December 31, 2004

Annual Dividend Payments (Fiscal 2003 - Fiscal 2005)

Security	Fiscal 2005	Fiscal 2004	Fiscal 2003
Class A Voting Shares	$0.065	$0.040	nil
Class B Non-Voting Shares	$0.075	$0.050	nil

CAPITAL STRUCTURE

Description of Capital Structure

(a) General

The authorized share capital of Corus consists of an unlimited number of Class A participating shares (“Class A Voting Shares”); an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) (and, together with the Class A Voting Shares, the “Corus Shares”); an unlimited number of Class 1 preferred shares (the “Class 1 Preferred Shares”), issuable in series; an unlimited number of Class 2 preferred shares (the “Class 2 Preferred Shares”), issuable in series; and an unlimited number of Class A preferred shares (the “Class A Preferred Shares”). As at August 31, 2005, there were 1,724,929 Class A Voting Shares, 41,078,119 Class B Non-Voting Shares and no preferred shares outstanding.

(b) Class A Voting Shares and Class B Non-Voting Shares

(i)	Authorized Number of Shares

The authorized number of Class A Voting Shares and Class B Non-Voting Shares is unlimited. No Class A Voting Shares, however, shall be issued unless the prior written consent of holders of no fewer than two-thirds of the then outstanding Class A Voting Shares is obtained.

(ii)	Voting Rights

The holders of Class A Voting Shares are entitled to one vote per share at all meetings of shareholders. The holders of Class B Non-Voting Shares are entitled to receive notice of, to attend, and to speak at all meetings of shareholders but are not entitled to vote thereat except as required by law and except upon any resolution to authorize the liquidation, dissolution or winding up of Corus or the distribution of assets among its shareholders for the purpose of winding up its affairs, in which event each holder of Class B Non-Voting Shares will be entitled to one vote per share.

(iii)	Dividends

In general, subject to the rights of any preferred shares outstanding from time to time, holders of Class A Voting Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors of Corus determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, except that, during each Dividend Period (as defined below), the dividends (other than stock dividends) declared and paid on the Class A Voting Shares will always be $0.01 per share per annum less than the dividends declared and paid in such Dividend Period to holders of the Class B Non-Voting Shares, subject to proportionate adjustment in the event of any future consolidations or subdivisions of Corus Shares and in the event of any issue of Corus Shares by way of stock dividends. A “Dividend Period” is defined as the fiscal year of Corus or such other period not exceeding one year in respect of which the directors of Corus have an announced current policy to declare and pay or set aside for payment of regular dividends.

(iv)	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of Corus or other distribution of assets of Corus for the purpose of winding up its affairs, all property and assets of Corus available for distribution to the holders of Corus Shares will be paid or distributed equally, share for share, between the holders of Corus Shares without preference or distinction.

(v)	Conversion Privilege

Any holder of Class A Voting Shares may, at any time or from time to time, convert any or all Class A Voting Shares held by such holder into Class B Non-Voting Shares on the basis of one Class B Non-Voting Share for each Class A Voting Share so converted.

Subject to certain exceptions described below, if an Exclusionary Offer is made, any holder of Class B Non-Voting Shares may, at any time or from time to time during a Conversion Period, convert any or all of the Class B Non-Voting Shares held by such holder into Class A Voting Shares on the basis of one Class A Voting Share for each Class B Non-Voting Share so converted. For the purpose of this paragraph, the following terms have the following meanings:

“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

“Exclusionary Offer” means an offer to purchase Class A Voting Shares that:

(A)
must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Voting Shares are listed, be made to all or substantially all holders of Class A Voting Shares who are residents of a province of Canada to which the requirement applies; and

(B)
is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Voting Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Voting Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Voting Shares, and for the purposes of this definition if an offer to purchase Class A Voting Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for sub-clause (B), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non-Voting Shares;

“Expiry Date” means the last date upon which holders of Class A Voting Shares may accept an Exclusionary Offer;

“Offer Date” means the date on which an Exclusionary Offer is made;

“Transfer Agent” means the transfer agent for the time being of the Class A Voting Shares; and

“Offeror” means a person or company that makes an offer to purchase Class A Voting Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder.

Subject to certain exceptions, the foregoing conversion right shall not come into effect if:

(A)
prior to the time at which the offer is made there is delivered to the Transfer Agent and to the Secretary of Corus a certificate or certificates signed by or on behalf of one or more shareholders of Corus owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

a.
tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of Corus written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

b.	make any Exclusionary Offer;

c.	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

d.	transfer any Class A Voting Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of Corus written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Voting Shares transferred or to be transferred to each transferee; or

(B)
as of the end of the seventh day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of Corus a certificate or certificates signed by or on behalf of one or more shareholders of Corus owning in the aggregate more than 50% of the then outstanding Class A Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

a.	the number of Class A Voting Shares owned by the shareholder;

b.	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

c.
that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the Transfer Agent and the Secretary of Corus written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

d.
that such shareholder shall not transfer any Class A Voting Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the Secretary of Corus written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Voting Shares transferred or to be transferred to each transferee; or

(C)
as of the end of the seventh day after the Offer Date, a combination of certificates that comply with either clause (A) or (B) from shareholders of Corus owning in the aggregate more than 50% of the then outstanding Class A Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, has been delivered to the Transfer Agent and to the Secretary of Corus.

(vi)	Modification

Neither class of Corus Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of Corus Shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

(vii)	Offer to Purchase

Corus may not make an offer to purchase any outstanding Class A Voting Shares unless at the same time it makes an offer to purchase at the same price and on the same terms as to payment an equivalent proportion of the outstanding Class B Non-Voting Shares.

(viii)	Redemption

The Corus Shares are not redeemable at the option of either Corus or the holder of any such Corus Shares.

(c) Class 1 Preferred Shares

The Class 1 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption, including the rights, if any, of the holders of Class 1 Preferred Shares of such series to require the redemption thereof, conversion rights, if any, and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

The holders of Class 1 Preferred Shares of any series shall not be entitled to receive notice of, to attend or vote at any meeting of shareholders of Corus, other than a meeting of holders of Class 1 Preferred Shares, as provided by applicable law.

The shares of each successive series of Class 1 Preferred Shares shall have preference over the Class A Voting Shares and Class B Non-Voting Shares as to dividends of not less than 1/100th of a cent per share, and shall not confer upon the shares of one series a priority over the shares of any other series of the Class 1 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of Class 1 Preferred Shares in respect of accumulated dividends and return of capital. The Class 1 Preferred Shares and each series thereof shall rank junior to and be subject to in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class A Preferred Shares.

(d) Class 2 Preferred Shares

The Class 2 Preferred Shares are issuable in one or more series. From time to time before any such issue, the directors may fix the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions or limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption, including the rights, if any, of the holders of Class 2 Preferred Shares of such series to require the redemption thereof, conversion rights, if any, and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

The holders of Class 2 Preferred Shares of any series shall not be entitled to receive notice of, to attend or vote at any meeting of shareholders of Corus, other than a meeting of holders of Class 2 Preferred Shares, as provided by applicable law.

The shares of each successive series of Class 2 Preferred Shares shall have preference over the Class A Voting Shares and Class B Non-Voting Shares as to dividends in right of payment and shall not confer upon the shares of one series a priority over the shares of any other series of Class 2 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital. The Class 2 Preferred Shares and each series thereof shall rank junior to and be subject to in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class A Preferred Shares and the Class 1 Preferred Shares.

(e) Class A Preferred Shares

In accordance with the provisions of subsection 26(3) of the Canada Business Corporations Act (the “CBCA”), the directors of Corus may add to the stated capital account maintained for Class A Preferred Shares the whole or any part of the amount of consideration received by Corus in an exchange for property, or shares of another class, or pursuant to an amalgamation referred to in section 182 of the CBCA or an arrangement referred to in subsection 192(1)(b) or (c) of the CBCA. The Class A Preferred Shares shall be redeemed (the “Class A Redemption Amount”) at the amount of consideration received therefor as determined by the directors of Corus at the time of issuance. No Class A Preferred Shares shall be issued by Corus at any particular time if, at that time, there are Class A Preferred Shares issued and outstanding

The holders of the Class A Preferred Shares shall not be entitled to receive notice of, to attend or vote at any meeting of shareholders of Corus, subject to the CBCA.

When and if declared by the directors of Corus, the holders of Class A Preferred Shares shall be entitled to receive out of the net profits or surplus of Corus properly applicable to the payment of dividends, a non-cumulative dividend at such rate as the directors may from time to time determine. Upon the liquidation, dissolution or winding up of Corus, or other distribution of the assets of Corus or repayment of capital to its shareholders for the purpose of winding up its affairs, the holders of Class A Preferred Shares shall be entitled to receive for each such share, in priority of the holders of Class A Voting Shares and Class B Non-Voting Shares, the Class A Redemption Amount per share together with all declared but unpaid dividends thereon (the “Class A Redemption Price”). After such payment the holders of the Class A Preferred Shares shall have no right or claim to any of the remaining assets of Corus. Class 1 Preferred Shares, Class 2 Preferred Shares, Class A Voting Shares and Class B Non-Voting Shares shall rank junior to and shall be subject in all respect to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class A Preferred Shares. The Class A Preferred Shares are redeemable at the demand of Corus and are retractable at the demand of a holder of Class A Preferred Shares at the Class A Redemption Price.

Share constraints

The statutes which govern the provision of broadcasting services by Corus and its regulated subsidiaries impose restrictions on the ownership of shares of Corus and its regulated subsidiaries by persons that are not Canadian. (See information under the heading “Canadian Communications Industry Regulatory Environment - Restrictions on Non-Canadian Ownership”). In order to ensure that Corus and its regulated subsidiaries remain eligible or qualified to provide broadcasting services in Canada, the Articles of Incorporation of Corus require the directors of Corus to refuse to issue or register the transfer of any “Voting Shares” (defined as the Class A Voting Shares and any other shares of Corus carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing, and includes a security that is convertible into such a share and a currently exercisable option or right to acquire such a share or such a convertible security) to a person that is not a Canadian if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Corus are required to refuse to issue or register the transfer of any Voting Shares to a person in circumstances where such issue or transfer would affect the ability of Corus and its regulated subsidiaries to obtain, maintain, amend or renew a licence to carry on any business. The Articles of Incorporation of Corus further provide that if, for whatever reason, the number of Voting Shares held by non-Canadians or other such persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Corus may, to the extent permitted by corporate or communications statutes, sell the Voting Shares held by such non-Canadians or other persons as if it were the owner of such shares. The Articles of Incorporation of Corus also give the directors of Corus the right to refuse to issue or register the transfer of shares of any class in the capital of Corus if (i) the issue or the transfer requires the prior approval of a regulatory authority unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Corus with such information as the directors may request for the purposes of administering these share constraints.

Ratings

The following table sets forth the ratings assigned to Corus’ senior subordinated debt by Standard & Poor’s (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”):

Security	S&P (1)	Moody’s (2)
8¾% Senior Subordinated Notes	B+	B1
Organization/Corporate rating	BB	Ba2

(1) S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of B by S&P is the sixth highest of 10 categories. According to the S&P rating system, debt securities rated B have significant speculative characteristics and are more vulnerable to non-payment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.
(2) Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of B is the sixth highest of nine categories and denotes obligations considered to be speculative and which are subject to high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Marketplaces
The securities of the Company are listed and posted for trading on the exchanges set forth below.

Security	Exchange	Symbol
Class B Non-Voting Shares	Toronto Stock Exchange (“TSX”)	CJR.NV.B
Class B Non-Voting Shares	New York Stock Exchange (“NYSE”)	CJR

Trading Price and Volume
The following table sets forth the monthly price range and volume traded for each of the Company’s publicly traded securities for each month during the fiscal year ended August 31, 2005.

		TSX - CJR.NV.B	NYSE - CJR
September 2004	High	25.35	19.80
	Low	23.46	18.15
Sept-30	Close	23.55	18.83
	Average Daily Volume	70,209	1,271

October 2004	High	25.75	20.70
	Low	23.40	18.30
Oct-29	Close	23.52	19.23
	Average Daily Volume	77,485	2,428

November 2004	High	24.56	20.80
	Low	23.40	19.36
Nov-30	Close	23.50	20.30
	Average Daily Volume	54,177	838

December 2004	High	26.00	21.21
	Low	23.76	19.80
Dec-31	Close	24.05	20.75
	Average Daily Volume	46,742	940

January 2005	High	28.26	23.43
	Low	24.20	19.86
Jan-31	Close	24.75	22.22
	Average Daily Volume	119,440	2,285

February 2005	High	29.80	23.80
	Low	27.50	22.41
Feb-28	Close	27.80	22.91
	Average Daily Volume	133,645	1,984

March 2005	High	29.50	24.33
	Low	27.80	22.46
Mar-31	Close	28.02	24.25
	Average Daily Volume	85,795	1,540

April 2005	High	31.50	25.33
	Low	28.50	23.48
Apr-29	Close	29.05	24.10
	Average Daily Volume	215,226	4,228

		TSX - CJR.NV.B	NYSE - CJR
May 2005	High	33.35	26.20
	Low	30.05	24.10
May-31	Close	30.37	25.90
	Average Daily Volume	150,190	1,590

June 2005	High	33.00	26.35
	Low	30.82	24.82
Jun-30	Close	31.00	26.00
	Average Daily Volume	29,950	1,468

July 2005	High	34.00	27.69
	Low	31.00	25.50
Jul-29	Close	31.41	25.86
	Average Daily Volume	85,872	4,455

August 2005	High	33.30	27.39
	Low	29.25	24.88
Aug-31	Close	32.25	27.20
	Average Daily Volume	161,300	3,413

All price and volume information is from independent third-party sources (i.e. TSX website and Yahoo Finance).

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and executive officers of the Company as of October 31, 2005 or as otherwise noted, their positions within the Company and their principal occupations during the last five years. The term of office for each director will be until the next annual meeting or until his or her successor is elected or appointed.

Name and Municipality of Residence	Director/Officer	Position with Corus/Principal Occupation
Pierre Béland (3)	Director	President, Metromedia Plus
Montreal, Quebec

John M. Cassaday (2)	President, Chief Executive Officer and Director	President and Chief Executive Officer,
Toronto, Ontario		Corus Entertainment Inc.

Dennis M. Erker (2)(4)	Director	Partner, FE Advisory Group (a financial and estate
Edmonton, Alberta		planning company)

Wendy A. Leaney (1)	Director	President, Wyoming Associates Ltd. (a private investing
Toronto, Ontario		and consulting firm)

Dorothy Zolf McDonald, PhD(4)	Director	Corporate Director
Toronto, Ontario

Ronald D. Rogers (1)(3)(5)	Director	Corporate Director
Calgary, Alberta

Catherine Roozen (1)(4)	Director	Director and Corporate Secretary, Cathton Holdings Ltd.
Edmonton, Alberta

Terrance E. Royer (2)(3)	Director	Executive Vice Chairman, Royal Host REIT and Royal
Calgary, Alberta		Host Corp. (a hotel and resort ownership,
franchising and management company)

Heather A. Shaw (2)	Director	Executive Chair, Corus Entertainment Inc.
Calgary, Alberta

Julie M. Shaw	Director	Vice President, Facilities, Design and Management,
Calgary, Alberta		Shaw Communications Inc; and Secretary, Shaw Foundation

Thomas C. Peddie FCA	Officer	Senior Vice President and Chief Financial Officer,
Toronto, Ontario		Corus Entertainment Inc.

Paul W. Robertson	Officer	President, Television, Corus Entertainment Inc.
Toronto, Ontario

John P. Hayes	Officer	President, Radio, Corus Entertainment Inc.
Toronto, Ontario

Gary Maavara	Officer	Vice President and General Counsel,
Toronto, Ontario		Corus Entertainment Inc.

David Spence CA	Officer	Vice President, Controller, Corus Entertainment Inc.
Markham, Ontario

Hal Blackadar	Officer	Vice President, Human Resources, Corus Entertainment Inc.
Oakville, Ontario

Pierre Arcand	Officer	President, Quebec Radio, Corus Entertainment Inc.
Montreal, Quebec

John R. (Jack) Perraton	Secretary	Senior Partner, Perraton Law
Calgary, Alberta

(1)	Member of the Audit Committee in fiscal 2005
(2)	Member of the Executive Committee in fiscal 2005
(3)	Member of the Human Resources Committee in fiscal 2005
(4)	Member of the Corporate Governance Committee in fiscal 2005
(5)	Mr. Rogers, a chartered accountant, is independent and is considered to be a financial expert for United States reporting purposes.

Each director named above was appointed a director on January 10, 2005 and will hold office until the next scheduled annual meeting of shareholders. Thereafter, each director will be elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Each officer or director of Corus has been engaged for more than five years in his or her principal or prior occupation, as the case may be, except as follows: Pierre Béland was the President of Corus Radio Quebec prior to July 25, 2002 and was President of Metromedia CMR prior to August 31, 2000; prior to July 2004, Ronald Rogers was Senior Vice President and Chief Financial Officer of Shaw Communications Inc.; prior to July 2001, John P. Hayes was Chairman and CEO of RadioAmp and prior to 2000, he was a consultant to Goldman Sachs International; Gary Maavara was Vice President, Public Relations for CanWest Global Communications Corp. from July 2003 to September 2004, and from 2001 to 2003 Senior Vice President, Global Television Inc. and concurrently Senior Vice President and Chief Operating Officer, CanWest Interactive Inc.; from 1999 to 2001, Gary was Director of Special Projects, CanWest Global Communications Corp.; Hal Blackadar was the General Manager of Corus Radio Ontario prior to June 2002; prior to July 2002, Pierre Arcand was Executive Vice President of Metromedia CMR; and prior to February 2005, David Spence was Corporate Controller, Corus Entertainment Inc.

As of October 31, 2005, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over 897,974 Class A Voting Shares and 1,136,774 Class B Non-Voting Shares, representing 52.1% and 2.7% of the issued and outstanding Class A Voting Shares and Class B Non-Voting Shares, respectively.

AUDIT COMMITTEE

Charter

The text of the Audit Committee’s Charter is attached as Schedule A.

Composition of the Audit Committee

The Company’s Audit Committee is composed of Ronald D. Rogers, Wendy A. Leaney and Catherine Roozen, each of whom is a financially literate, independent director of the Company. The relevant education and experience of each Audit Committee member is outlined below:

Ronald D. Rogers (Chair)

Mr. Rogers holds a Bachelor of Commerce degree, and is a chartered accountant. Mr. Rogers retired as Senior Vice President and Chief Financial Officer of Shaw Communications Inc. in August of 2004. Mr. Rogers serves as a trustee of The Brick Group Income Fund.

Wendy A. Leaney

Ms. Leaney holds a Bachelor of Arts (Hon) degree. Ms. Leaney is President of Wyoming Associates Ltd., a private investment and consulting firm based in Toronto. Prior to that, Ms. Leaney was Managing Director and Co-Head Global Communications Finance for TD Securities Inc. Ms. Leaney serves on the board of Canadian Western Bank. From 2001 to 2005, Ms. Leaney also served on the board of Call-Net Enterprises.

Catherine Roozen

Ms. Roozen is Director and Corporate Secretary of Cathton Holdings Ltd. and the Allard Foundation, positions she has held since 1981. Ms. Roozen serves as a board governor for the University of Alberta, as well as on a number of charitable boards.

Principal Accounting Fees and Services - Independent Auditors

Fees payable to the Registrant’s independent auditor, Ernst and Young LLP, for the years ended August 31, 2005 and 2004 totalled $1,294,100 and $1,300,549, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended August 31, 2005	Year Ended August 31, 2004
Audit Fees	999,300	926,565
Audit-Related Fees	237,500	221,833
Tax Fees	57,300	152,151
All Other Fees	-	-
Total	1,294,100	1,300,549

The nature of the services provided by Ernst and Young LLP under each of the categories indicated in the table is described below:

Audit Fees

Audit fees were for professional services rendered by Ernst and Young LLP for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under “Audit Fees” above. These services consisted of employee benefit plan audits, assistance with the Company’s plans to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and translation services in respect of the financial statements and other regulatory filings.

Tax Fees

Tax fees were for tax compliance, tax advice and tax-planning professional services. These services consisted of tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, Goods and Services Tax, and value added tax) as well as assistance with various tax audit matters.

All Other Fees

Fees disclosed in the table above under the item “all other fees” represent products and services other than the audit fees, audit-related fees and tax fees described above. No such fees were paid in 2005 and 2004.

The Company’s Audit Committee has implemented a policy restricting the services that may be provided by the auditors and the fees paid to the auditors. Prior to the engagement of the auditors, the Audit Committee pre-approves the provision of the service. In making their determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. Each quarter, the chief financial officer (“CFO”) makes a presentation to the Audit Committee detailing the non-audit services performed by the auditors on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval if appropriate.

As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst and Young LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company’s policy and pre-approval procedures. In 2005, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

LEGAL AND REGULATORY

Corus is involved from time to time in various claims and lawsuits incidental to the ordinary course of business, including intellectual property actions. Adverse determinations in litigation could result in the loss of proprietary rights, subject the Company to significant liabilities, or require Corus to seek licenses from third parties, any one of which could have an adverse effect on the business and results of operations. Actions which are incidental to the business are typically covered by insurance and management has estimated the potential liability and expensed the amount on its financial statements. Corus does not anticipate that the damages which may be awarded in any material action of which the Company is currently aware will exceed its insurance coverage. While no assurance can be given that these proceedings will be favourably resolved, Corus does not believe that the outcome of these legal proceedings will have a material adverse impact on its financial position or results of operations.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or has been, since the incorporation of the Company, a director or executive officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days; or (c) has, since the incorporation of the Company, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

TRANSFER AGENTS

In Canada, CIBC Mellon Trust Company acts as Corus’ transfer agents. In the United States, Chase Mellon Shareholder Services, L.L.S acts as Corus’ transfer agents.

MATERIAL CONTRACTS

Senior Secured Credit Facility

A syndicate of Canadian banks has provided Corus with a senior secured revolving term credit facility (the “Bank Credit Facility”) under the Amended and Restated Credit Agreement dated as of January 31, 2005.

The Bank Credit Facility consists of a committed credit of $215 million that matures January 31, 2009. As a revolving facility, amounts borrowed may be repaid and re-borrowed as required through the term of the Bank Credit Facility. The commitment expires at the maturity date and there are no mandatory reductions to the committed amount, subject to certain covenants, during the term of the facility. As at August 31, 2005, the facility was not utilized.

Advances under the Bank Credit Facility are available in either Canadian or U.S. dollars at the option of Corus. Interest rates applicable to Canadian dollar advances, at Corus’ option, are equal to (i) the Canadian prime rate, or (ii) Bankers Acceptance rates for terms up to six months, plus, in each case, an applicable margin. Interest rates applicable to U.S. dollar advances, at Corus’ option, are equal to (i) the U.S. base rate, or (ii) the U.S. London inter-bank offered rate (“LIBOR”) for terms up to six months, plus, in each case, an applicable margin. Margins will vary based on the type of advance and debt to cash flow ratios achieved.

The Bank Credit Facility requires that Corus comply on a quarterly basis with certain financial covenants, including maximum debt to cash flow ratio tests and a minimum interest coverage ratio test. The Bank Credit

Facility also includes negative covenants that, subject to certain exceptions, may restrict or limit the ability of Corus (and its significant operating subsidiaries) to, among other things, incur, assume or permit to exist additional indebtedness or encumbrances, engage in mergers, consolidations, amalgamations or other reorganizations, sell or otherwise dispose of significant assets, make investments, declare dividends or repurchase equity securities, engage in activities that adversely affect the ranking or validity of the lenders’ security, or make optional prepayments on subordinated debt.

The Bank Credit Facility contains certain customary representations and warranties, positive covenants and events of default, including payment defaults, covenant defaults, cross-defaults to other material indebtedness or other material agreements, insolvency or bankruptcy defaults, material judgments, material breach of representations and warranties and failure to maintain security. If an event of default occurs and continues, the lenders are entitled to take all actions permitted to a secured creditor including the acceleration of amounts due.

The lenders under the Bank Credit Facility have a first ranking charge on the present and future property of Corus, including the present and future property of its significant operating subsidiaries. Those subsidiaries have provided guarantees to the lenders and securities pledge agreements have been entered into relative to the ownership interest in most of the significant operating subsidiaries.

One of the lenders under the Bank Credit Facility has also provided Corus with a 364-day revolving operating facility with a maximum commitment amount of $25 million. Other than the term and amount committed, the operating facility is subject to the same covenant pattern, defaults, remedies and security as the Bank Credit Facility.

Trust Indenture for 8¾% Senior Subordinated Notes due 2012

On March 7, 2002 Corus issued US$375 million in Senior Subordinated Notes bearing interest at 8.75% per annum and maturing on March 1, 2012 (the “Notes”). The Notes are governed under an Indenture with J.P. Morgan Trust Company, National Association, as Trustee dated March 7, 2002 (the “Indenture”). Terms of the Notes include those stated in the Indenture.

The Notes are unsecured and are subordinated to Corus’ senior indebtedness. Interest is due for payment semi-annually in arrears each March 1 and September 1 that the Notes are outstanding and otherwise accrues from the last payment date on a 360-day year (consisting of 12 30-day months) basis. The Notes are redeemable at the option of Corus, in whole or in part, at any time on or after March 1, 2007 at specified redemption prices, plus accrued and unpaid interest thereon.

The Indenture governing the Notes contains covenants that, among other things and subject to exceptions and qualifications, may limit or restrict Corus’ ability to engage in transactions with affiliates, incur additional indebtedness, sell or otherwise dispose of significant assets, declare dividends or repurchase equity securities, make investments, engage in mergers, consolidations, amalgamations or other reorganizations, create restrictions on the ability of restricted subsidiaries to pay dividends, make loans or transfer assets between restricted subsidiaries and/or Corus, create unrestricted subsidiaries, incur or suffer to exist liens, or, in the case of restricted subsidiaries, guarantee indebtedness and issue or sell preferred shares.

Cross Currency Interest Rate Swaps

With the issue of the Notes, Corus entered into cross currency interest rate swap agreements with a number of Canadian banks (that are also lenders under the Bank Credit Facility) that effectively fix the Canadian dollar principal and interest payments on the Notes to a principal amount of $604 million and an annual interest rate thereon of 9.332%. These swap agreements are considered senior debt and are subject to the same covenants and security as available to the lenders under the Bank Credit Facility.

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

Additional information including directors’ and officers’ remunerations and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular dated November 17, 2005. Additional financial information is provided in the Company’s consolidated financial statements for its most recently completed financial year. A copy of such documents may be obtained upon request from the Company.

The Secretary of the Company can be contacted at:

Corus Entertainment Inc.
501, 630 - 3rd Avenue S.W.
Calgary, Alberta
T2P 4L4
Phone: (403) 444-4244

CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company endorses the principles that sound corporate governance practices (“Corporate Governance Practices”) are important to the proper functioning of the Company and the enhancement of the interests of the shareholders.

The Company’s Statement of Corporate Governance Practices as they compare to the TSX Guidelines on Corporate Governance, a statement of the significant ways that the Company’s Corporate Governance Practices differ from the NYSE Corporate Governance Rules, charters of the Board of Directors and its committees, and the Code of Business Conduct may be found in the Company’s most recently filed Management Information Circular, as well as on the Company’s website at www.corusent.com.

Schedule A

AUDIT COMMITTEE CHARTER
1.           Mandate

The mandate of the Audit Committee (the “Committee”) shall be to: provide assistance to the Board of Directors (the “Board”) of Corus Entertainment Inc. (“Corus” or the “Company”) in fulfilling their oversight responsibilities relating to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external auditor’s qualifications and independence; and, (iv) the performance of the Company’s internal audit function and external auditors. In addition, the Audit Committee shall prepare the report that Securities and Exchange Commission rules require to be included in the Company’s annual proxy statement.

In fulfilling its purpose, it is the responsibility of the Committee to maintain free and open communication between the Committee, external auditors, the internal auditors, and management of the Company, and to determine that all parties are aware of their responsibilities.

2.           Composition and Operations

2.1
The Committee shall be composed of three or more unrelated and independent directors, as determined and appointed by the Board on an annual basis. “Unrelated and independent director” means a director who is independent of management of the Corporation and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company. In this regard, to maintain their independence, members of the Committee may not accept any consulting, advisory or other compensatory fee (other than regular Board and Committee fees) from the Company or any of its affiliates. Members also may not receive any indirect payments from the Company or any of its affiliates, including payments (whether or not material) made to spouses or family members, or payments for services to law firms, accounting firms, consulting firms and investment banks for which the Committee member serves as a partner, member, managing director or executive. The members of the committee and the Chair will be appointed annually by the Board and each member shall serve until the next Annual General Meeting of the shareholders of the Corporation or until his or her earlier resignation or removal by the Board.

2.2
Every Committee member must be considered financially literate and at least one Committee member must be considered a financial expert. The definition of “financial literacy” and “financial expertise”, and the determination of whether any given member of the Committee meets such definition, will be made by the Board, in consultation with the Corporate Governance Committee, in accordance with applicable laws, policies and guidelines of securities regulatory authorities.

2.3
The Committee should meet at least quarterly. Special meetings should be authorized at the request of any member of the Committee or at the request of the external auditor, internal auditor (if any) or senior members of management. The external auditors should have the right to attend all meetings of the Committee.

2.4	The Committee has access to Corus senior management and documents as required to fulfill its responsibilities and is provided with the resources necessary to carry out its responsibilities.

2.5
The Board should be kept informed of the Committee’s activities by a report following each Committee meeting. The person designated to act as secretary should prepare minutes of all meetings, to be filed in the corporate records.

2.6	The Committee may at its discretion retain the services of independent outside advisors or counsel in consultation with the Executive Chair.

2.7	The secretary to the Committee shall be either the Corporate Secretary or a person delegated by the Chair and that person will be responsible to keep minutes of all meetings.

2.8
Notice of each meeting of the Committee shall be given to each member of the Committee as far in advance of the time for the meeting as possible, but in any event, not later than 24 hours preceding the time stipulated for the meeting (unless otherwise waived by all members of the Committee). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.

2.9
A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Committee, which majority must include the Committee’s designated financial expert. Members of the Committee may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting. Senior management of the Company and other parties may attend meetings of the Committee, as may be deemed appropriate by the Committee.

3.           Duties and Responsibilities

The Committee has the responsibilities and powers set forth in this Charter:

General

3.1	The Committee shall review and reassess the charter at least annually and obtain the approval of the Board.

3.2	The Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

3.3	The Committee shall review, at least on an annual basis, and approve the Company’s policies for hiring existing and former employees and partners of the external auditors.

3.4
The Committee shall meet separately, periodically, as it deems appropriate, with management, with internal auditors (or personnel responsible for the internal audit function) and with external auditors.

Financial and other reports

3.5
The Committee shall review the Company’s quarterly and annual financial statements, including Management’s Discussion and Analysis, Annual Information Form, Management Information Circular and annual and interim earnings press releases that require approval by the Board prior to their release and make recommendations to the Board for their approval. In addition, the Committee will review any report of management that accompanies published financial statements.

3.6
The Committee’s review of the annual audited financial statements shall include: (i) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles; (ii) major issues as to the adequacy of the Company’s internal controls and any specific remedial actions adopted in light of material control deficiencies; (iii) discussions with management and the external auditors regarding significant financial reporting issues and judgments made in connection with the preparation of the financial statements and the reasonableness of those judgments; (iv) consideration of the effect of regulatory accounting initiatives, as well as off-balance sheet structures on the financial statements; (v) consideration of the judgment of both management and the external auditors about the quality, not just the acceptability of accounting principles; (vi) the clarity of the disclosures in the financial statements; and (vii) discussions with management and the external auditors regarding accounting adjustments that were noted or proposed by the external auditors but were “passed” (as immaterial or otherwise).

3.7
The Committee shall review with the external auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the external auditors’ activities or access to requested information, and management’s response.

3.8	The Committee shall review and discuss financial information and earnings guidance provided to analysts and rating agencies prior to their release.

3.9
The Committee shall, at least on an annual basis, review and assess the adequacy of the Company’s procedures in place for the review of the Company’s public disclosure of financial information, other than the information referred to in subsection 3.8.

Risk Management, Internal Controls and Information Systems

3.10
The Committee shall discuss with management, the internal auditors (if applicable), and the external auditors the adequacy and effectiveness of internal control over financial reporting, including any significant deficiencies or material weaknesses identified by management of the Company in connection with its required quarterly certifications with securities regulatory authorities.

3.11
Commencing August 31, 2005, the Committee shall review management’s assessment of the effectiveness of internal control over financial reporting as of the end of the most recent fiscal year and the external auditor’s report on management’s assessment.

3.12
The Committee shall review with management, the external auditor and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements.

3.13	The Committee shall monitor compliance with statutory and regulatory observations.

3.14
The Committee is responsible for establishing appropriate processes and procedures surrounding the receipt, retention, and treatment of accounting, internal controls or auditing matter complaints received by the company. In addition the Committee shall ensure that the company has a mechanism to allow employees to communicate concerns regarding questionable accounting or auditing matters on a confidential, anonymous basis without fear of reprisal.

3.15
The Committee shall discuss the Company’s policies with respect to risk assessment and risk management, including the risk of fraud. The Committee also shall discuss the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

3.16	The Committee shall review the process for identifying related party transactions.

External Audit Services

3.17        The external auditors will report directly to the Committee.

3.18        The Committee will recommend to the Board of Directors:
(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services of the Company; and
(b)	the compensation of the external auditor.

3.19
The Committee will oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including but not limited to the following:

(a)   objectives and scope of audit, review or attest services
(b)	reviewing the results of the external audit and any changes in accounting practices or policies and the financial statement impact thereof

(c)	reviewing any accruals, provisions or estimates that have a significant effect upon the financial statements
(d)	resolution of any disagreement between management and the external auditor regarding financial reporting.

3.20
The Committee will pre-approve all audit and non-audit services provided to the Company or its subsidiaries by the external auditors and shall not engage the external auditors to perform non-audit services proscribed by law or regulation.

3.21
The Committee may delegate to one or more members of the Committee the authority to pre-approve any audit and non-audit services up to a pre-determined cap in satisfaction of the requirement under subsection 3.20.

3.22	The pre-approval of audit and non-audit services pursuant to subsection 3.21 must be presented to the Committee at its first scheduled meeting following such pre-approval.

3.23
The Committee shall determine that the external audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account in accordance with applicable laws, policies and guidelines of securities regulatory authorities.

3.24
At least annually, the Committee shall obtain and review a report by the external auditors describing : (i) the audit firm’s internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the audit firm, and any steps taken to deal with any such issues; and (iii) all relationships between the external auditors and the Company (to assess the auditor’ independence).

4.	Committee Timetable

The Committee shall fulfill its oversight responsibilities primarily by carrying out the activities set forth in a detailed quarterly schedule, as well as all such other actions which may be incidental thereto or which may be necessary for the Committee to comply with the spirit and intent of this Charter. The items enumerated in the schedule are not intended to be exhaustive of the duties of the Committee. The schedule is reviewed annually by the Board and may be supplemented and revised from time to time as may be appropriate.

5.          Committee Chair - Job Description

At the time of the annual appointment of the members of the Audit committee, the Board of Directors shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this charter, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.

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

B.    Consent to Service of Process

The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Class B Non-Voting Shares and 8¾% Senior Subordinated Notes due 2012.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CORUS ENTERTAINMENT INC.

Date: November 21, 2005	By:	/s/ THOMAS C. PEDDIE
	Name:	Thomas C. Peddie
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Sequential Page No.
1.	Comparative consolidated financial statements for the year ended August 31, 2005, together with the auditors’ report thereon	•
2.	Management’s Discussion and Analysis of Operating Results and Financial Position	•
3.	Consent of auditors - Ernst & Young LLP dated November 21, 2005.	•
4.	Officers’ certifications required by Rule 13a-14(a) or Rule 15d-14(a).	•
5.	Officers’ certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.	•
99.6.	Business Code of Conduct	•