Form 40-F
period 2006-08-31
CORUS ENTERTAINMENT INC
filed 2006-11-29
CIK 1100868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended:	August 31, 2006
Commission File number:	001-14992

CORUS ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

Canada	4832, 4833	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Voting Shares	1,723,929 As of August 31, 2006
Class B Non-Voting Shares	40,281,529 As of August 31, 2006

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

RENEWAL ANNUAL INFORMATION FORM

Fiscal year ended August 31, 2006

Corus Entertainment Inc.

October 31, 2006

RENEWAL ANNUAL INFORMATION FORM - CORUS ENTERTAINMENT INC.

Table of Contents
FORWARD-LOOKING STATEMENTS	3
INCORPORATION OF CORUS	3
Organization and Name	3
Subsidiaries and Affiliates	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Historical Background	5
Significant Acquisitions and Divestitures	5
DESCRIPTION OF THE BUSINESS	6
Radio	6
Description of the Industry	6
Business Overview	7
Operating Strategy	9
Competition Conditions	9
Television	10
Description of the Industry	10
Business Overview	12
Operating Strategy	13
Competition Conditions	15
Content	16
Description of the Industry	16
Business Overview	16
Operating Strategy	18
Competition	18
ADDITIONAL INFORMATION CONCERNING CORUS’ BUSINESSES	19
Intangible Properties	19
Seasonality and Cycles	19
Economic Dependence	20
Environmental	20
Employees	20
Foreign Operations	20
Lending	20
Bankruptcy	21
Reorganizations	21
Social or Environmental Policies	21
Risk Factors	21
CANADIAN COMMUNICATIONS INDUSTRY - REGULATORY ENVIRONMENT	21
Canadian Radio-television and Telecommunications Commission	21
Industry Canada	22
Restrictions on Non-Canadian Ownership	22
Broadcasting Services	22
Radio Undertakings	23
Specialty and Premium Television Undertakings	24
Local Television Undertakings	24
Pay Audio Services	25
Cable Advertising Services	25
Canadian Content Requirement for Broadcasters	25
Film and Television Tax Credits and Grants	25
International Treaty Co-Productions	25
Competition Act Requirements	26
Investment Canada Act	26
Copyright Act Requirements	26
CAPITAL STRUCTURE	27
Description of Capital Structure	27
Share Constraints	31
Ratings	31

MARKET FOR SECURITIES	31
Marketplaces	31
Trading Price and Volume	32
DIVIDEND POLICY	33
DIRECTORS AND OFFICERS	34
AUDIT COMMITTEE	35
Charter	35
Composition of the Audit Committee	36
Principal Accounting Fees and Services - Independent Auditors	36
LEGAL AND REGULATORY	37
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
TRANSFER AGENTS	38
MATERIAL CONTRACTS	38
Senior Secured Credit Facility	38
Trust Indenture for 8¾% Senior Subordinated Notes due 2012	39
Cross Currency Interest Rate Swaps	39
ADDITIONAL INFORMATION	40
CORPORATE GOVERNANCE PRACTICES	41
SCHEDULE A - AUDIT COMMITTEE CHARTER

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this report contain information that is not historical; these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in this Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

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

Subsidiaries and Affiliates

The following table describes the significant operating subsidiaries and affiliates of Corus as at August 31, 2006, their jurisdiction of incorporation or organization, the percentage of voting and non-voting securities owned by Corus directly or indirectly and the nature of the business in which each subsidiary or affiliate is engaged.

NAME	JURISDICTION - INCORPORATION/ ORGANIZATION	% OWNED VOTING	% OWNED NON- VOTING	NATURE OF BUSINESS
Radio Corus Radio Company Metromedia CMR Broadcasting Inc. Corus Premium Television Ltd. 591989 B.C. Ltd. 591991 B.C. Ltd. CKIK-FM Limited United Broadcast Sales Limited	Nova Scotia Canada Canada British Columbia British Columbia Alberta Ontario	100% 100% 100% 100% 100% 100% 100%	100% N/A 100% 100% 100% N/A N/A

Radio Broadcasting
Radio Broadcasting
Radio Broadcasting
Radio Broadcasting
Radio Broadcasting
Radio Broadcasting
50% Interest in Canadian Broadcast Sales Partnership (a Radio Airtime Sales Partnership)

Television
YTV Canada, Inc.
YTV Productions Inc.
W Network Inc.
Country Music Television Ltd.
591987 B.C. Ltd.
Movie Central Ltd.
Encore Avenue Ltd.
Corus Audio & Advertising  Services Ltd.
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
CRTC License Holder (Premium Television)
CRTC License Holder (Premium Television)
Advertising Services (Corus Custom Networks)
CRTC License Holder - Residential Pay Audio Services (Max Trax)

CRTC License Holder (TLN Television)
CRTC License Holder (TELETOON)

Content
Nelvana Limited Nelvana Marketing Inc. Nelvana Enterprises Inc. Nelvana Communications, Inc. Nelvana International Limited Nelvana Enterprises (U.K.) Limited Kids Can Press Limited	Ontario Ontario Ontario United States Ireland United Kingdom Ontario	100% 100% 100% 100% 100% 100% 100%	100% N/A N/A N/A N/A N/A N/A
Animated Television Program Production
Merchandising and Consumer Products
Sales and Distribution of Television Programs
Sales and Development of Television Programs
Sales and Distribution of Television Programs
Sales and Distribution of Television Programs
Children’s Book Publishing

N/A - subsidiary has no non-voting shares outstanding

GENERAL DEVELOPMENT OF THE BUSINESS

Corus is an integrated Canadian media and entertainment company with an established global distribution network for the programming the Company produces. Corus has strong established brands in each of its businesses: Radio, Television, and Content. The principal assets consist of 51 radio stations; a variety of specialty television networks focused on children and adult genres; western Canada’s premium television services; Nelvana Limited, an international producer and distributor of children’s programming and merchandise products; Kids Can Press, the largest Canadian-owned English language publisher of children’s books; three broadcast television stations; a cable advertising service (Corus Custom Networks); and Max Trax, a digital audio service.

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

Pursuant to the Arrangement, 1,907,665 Corus Class A Voting Shares and 28,492,618 Corus Class B Non-Voting Shares were issued. On September 3, 1999, the Corus Class B Non-Voting Shares were listed and posted for trading on the Toronto Stock Exchange (CJR.B) and commenced trading at $18.90 per share. On May 10, 2000, Corus Class B Non-Voting Shares were listed for trading on the New York Stock Exchange (CJR) and commenced trading at US $26.125 per share.

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

TELETOON Acquisition

On July 13, 2006, Corus and Astral announced that they had reached an agreement to purchase the remaining 20% of TELETOON network from Cookie Jar Entertainment. The deal, which received CRTC approval on August 28, 2006, will give both Corus and Astral Media a 50% ownership in the network. The purchase price for Cookie Jar Entertainment’s 20% stake is approximately $96,000. The transaction was completed subsequent to the end of fiscal 2006.

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

According to the CRTC, as of August 31, 2005, there were 554 commercial radio stations in Canada of which approximately 68% were FM stations and 32% were AM stations.

The industry is dependent upon advertising revenues for economic performance and growth. According to the CRTC, the industry generated over $1.33 billion in revenues in 2005. Radio stations compete for advertising dollars with other radio stations and many other forms of media. According to industry sources, the radio industry captures approximately 14% of an estimated $9 billion spent on advertising in Canada, compared to the newspaper and television industries, which capture approximately 38% and 31% of the total, respectively. According to the CRTC, in 2005, local advertising and national advertising represented 76% and 24%, respectively, of total radio advertising revenues.

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

The industry experienced new methods of distribution this past year. Three licenses were approved by the CRTC in 2004 to distribute digital radio signals across Canada. Two of these licenses were launched in 2005 and now distribute digital signals via satellite. The licensees charge a monthly subscriber fee varying from 12.95 to $15.95 per month. Early results indicate some minor penetration in the market.

In fiscal 2005 the industry experienced significant charges to the royalties which commercial radio stations are required to pay. On October 14, 2005, the Copyright Board of Canada issued a decision settling these new amounts. The decision provided for increases of approximately 30% in the amount of royalties payable to the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) and the Neighbouring Rights Collective of Canada (“NRCC”) under Tariff 1A. These increases were retroactive to January 1, 2003.

Business Overview
Corus’ radio group (“Corus Radio”) comprises 51 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario.

Corus Radio is the largest radio operator in Canada in terms of audience reach and tune-in. According to BBM’s Survey 1 2006 (“S1 ’06”), Corus led the industry with a market share of 29.7% in terms of audience reach, compared to its closest competitors, Standard Radio and Rogers Media, which had market shares of 22.2% and 18.6%, respectively, in terms of reach, during that same period. Corus Radio reaches one in three Canadians. In terms of audience tuning, Corus Radio’s share was 46% larger than its next competitor.

Corus Radio operates stations primarily in urban centres in Canada, including Montreal, Quebec City, Toronto, Hamilton/Burlington, Winnipeg, Edmonton, Calgary and Vancouver, and in the densely populated area of southern Ontario. Corus Radio operates news/talk stations in nine out of Canada’s 10 largest markets by population (Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, London, Toronto, Quebec City and Montreal). Corus is well positioned in the Toronto market through its three stations that focus on adults 18 to 49: Q107, 102.1 The Edge and AM 640. According to BBM’s Survey 2 2006 (“S2 ’06”), Q107 was the #1 station for M25-54 and the #2 station for A25-54. 102.1 The Edge was the #1 station with A18-34. As well, according to the S1 ’06 and S2 ’06, Corus’ news/talk stations were the most listened to AM stations in Calgary, Edmonton, Vancouver and Winnipeg, measured by audience tuning.

Corus Radio’s primary method of distribution is over-the-air, analog radio transmission. Each radio station’s content is available to audiences through traditional analog radio receivers at the particular station’s licensed frequency on the AM or FM band. The following table sets out particulars of Corus’ radio stations as at October 31, 2006:

Location	Call letter	Frequency	Format	Targeted demographic	Rank within demographic	Audience share within total market(1)
B.C.
Vancouver	CKNW (CKNW 980)	AM	News/Talk	A35+	1	13.7
	CFOX (The Fox)	FM	Active Rock	M18-34	1	19.6
	CFMI (Rock 101)	FM	Classic Rock	M25-54	1	15.1
	CHMJ (AM 730)	AM	Traffic	M25-49	12	1.6

Alberta
Calgary	CKRY (Country 105)	FM	Country	A35-54	2	13.5
	CHQR (QR77)	AM	News/Talk	A35+	2	12.9
	CFGQ (Q107)	FM	Classic Rock	M25-49	3	12.3
Edmonton	CHED (630 CHED)	AM	News/Talk	A25+	1	14.6
	CKNG (JOE)	FM	80’s 90’s	A25-49	1	13.5
	CISN (CISN Country)	FM	New Country	F35-54	1	15.6
	CHQT (Cool 880)	AM	Oldies	A35-54	9	4.5

Manitoba
Winnipeg	CJOB (CJOB 680)	AM	News/Talk/Sports	A35+	1	21.8
	CJKR (Power 97)	FM	Rock	M18-34	1	22.3

Location	Call letter	Frequency	Format	Targeted demographic	Rank within demographic	Audience share within total market(1)
Ontario
Barrie	CIQB (B101)	FM	Hot Adult Contemporary	A25-54	4	8.3
	CHAY (The New CHAY)	FM	Adult Contemporary	A25-54	3	9.1
Burlington	CING (Country 95.3)	FM	Country	A25-49	3	5.5
Cambridge	CJDV (DAVE)	FM	80’s/90’s	A25-49	3	10.6
Collingwood	CKCB (The Peak)	FM	Adult Contemporary	A25-54	NA	NA
Cornwall	CFLG (Variety 104.5)	FM	Adult Contemporary	A25-49	1	27.5
	CJSS (Rock 101.9)	FM	Rock	M25-54	2	15.2
	CJUL (Jewel 1220)	AM	Oldies	A50+	2	17.4
Guelph	CJOY (1460 CJOY)	AM	Oldies	A35+	2	11.5
	CIMJ (Magic 106.1)	FM	Adult Contemporary	A25-49	1	21.7
Hamilton	CJXY (Y 108)	FM	Rock Hits	M25-49	1	13.9
	CHML (AM 900)	AM	News/Talk	A35+	2	10.0
Kingston	CFMK (JOE)	FM	80’s 90’s	A25-49	3	14.7
	CFFX (Oldies 960)	AM	Oldies	A35+	6	4.2
London	CFPL (FM 96)	FM	Rock	M18-49	1	25.5
	CFPL (AM 980)	AM	News/Talk	A35+	8	4.1
St. Thomas	CFHK (Fresh FM)	FM	Contemporary Hit Radio	A18-34	2	15.8
Peterborough	CKWF (The Wolf)	FM	Rock	A25-49	1	37.2
	CKRU (980 Kruz)	AM	Oldies/Sports	A35+	3	12.2
Toronto	CFNY (102.1 The Edge)	FM	New Rock	M18-34	1	16.7
	CILQ (Q107)	FM	Classic Rock	M25-49	1	14.4
	CFMJ (AM 640)	AM	News/Talk	M25-49	12	3.0
Woodstock	CKDK (The Hawk)	FM	Classic Rock	M25-49	1	22.5

Quebec
Gatineau	CJRC	AM	News/Talk	A35+	3	13.3
Montmagny	CFEL	FM	Soft Rock	A25-54	NA	NA
Montreal	CFQR	FM	Adult Contemporary	F25-54	1	29.3
	CKOI	FM	Contemporary Hit Radio	A25-54	3	10.2
	CKAC	AM	News/Talk/Sports	A35+	5	6.6
	CINW (940 News)	AM	News/Talk	A35+	5	3.3
	CHMP	FM	News/Talk	A25-54	5	8.3
	CINF (Info 690)	AM	News	A35+	9	1.2
Quebec City	CHRC	AM	News/Talk	A35+	3	9.7
	CFOM	FM	Adult Contemporary	A25-54	5	8.6
Saguenay	CKRS	AM	News/Talk	A35+	2	21.7
St. Jerome	CIME	FM	Adult Contemporary	A25-54	1	14.0
Sherbrooke	CHLT	AM	News/Talk	A35+	2	15.4
	CKTS	AM	News/Talk	A35+	NA	NA
Trois Rivieres	CHLN	AM	News/Talk	A35+	3	18.4

(1) Sources:	S2’06 - Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, Toronto, Gatineau, Montreal, Quebec City, S4’05 - Cornwall, Guelph, Peterborough, Woodstock; St. Jerome, S1’06 - All other markets

Corus Radio derives the majority of its revenues from advertising sales. Revenues for fiscal 2006 and 2005 were $268 million and $253 million, respectively.

Revenues from Corus Radio are derived mainly from two types of advertising: (a) advertising by local advertisers who are generally local merchants and who operate in the trading area encompassed by the station’s signal; and (b) advertising by national businesses such as automotive manufacturers, breweries, banks, fast food chains and similar operations which develop national advertising campaigns. The extent to which Corus’ advertising revenues are from local or national advertising depends on the given market. In 2006, approximately 69% of Corus Radio’s revenues were derived from local advertising.

In addition to advertising revenues, Corus Radio derives a smaller portion of its revenues through non-traditional revenue sources (non-airtime). Websites have proven to be extremely popular with audiences and advertisers and are a growing source of revenue. Corus Radio has very loyal listeners that continue to be connected to the station for the music, the hosts, the events and information-entertainment that is present on Corus websites. With more than 1,000,000 people registered to Corus Radio’s stations’ web-clubs and permission-based e-mail, the stations are able to develop one-to-one relationships and connect audiences with advertisers in areas that meet their needs. Other sources of non-traditional revenue include sponsorships, concerts and other events that allow Corus Radio to diversify its revenue streams and reach more potential listeners.

Operating Strategy
Corus Radio has a focused strategy for the coming fiscal year. It will continue to emphasize growth in the listener and advertising base in the top 10 markets in Canada. It will strengthen core competencies of both sales management and programming. Corus will seek to dominate its target demographics. The Company will leverage new media to connect audiences with advertisers.

During fiscal 2006, Corus concluded the sale of its two FM stations (CKGY and CIZZ) in Red Deer, AB to Newfoundland Capital Corporation. The transaction closed on September 30, 2005. In addition, Corus Radio announced on October 2, 2006 that it had reached an agreement to buy two radio stations from CanWest Media Works. The transaction is subject to approval by the CRTC.

Corus Radio is committed to providing the best quality in programming for the listener. Corus Radio stations boast key proprietary personalities that are both highly recognized in their communities and dedicated to Corus programming standards. The Company is committed to reformatting stations when research shows that there is a need. In fiscal 2006, Corus’ recently reformatted stations continued to gain traction with their targeted demographics.

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

Description of the Industry
According to Statistics Canada, as of August 2005, there were approximately 10.1 million subscribers to television programming services. There were approximately 7.6 million cable subscribers and 2.5 million direct-to-home satellite subscribers. Total digital subscribers were approximately 4,8 million, up from 4.1 million a year earlier.

Specialty and Premium Pay Television Networks

Specialty and premium pay television networks generated $2.2 billion of combined advertising and subscriber revenues in 2005. Specialty and premium television networks are available to those Canadians who subscribe to the service package of a particular broadcasting distribution undertaking (“BDU”) (i.e. cable television, direct-to-home satellite and multipoint distribution systems). Specialty television networks provide special interest, news, sports, arts and entertainment programming, while premium television networks provide commercial-free movies, series and special event programming.

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

Unlike premium television networks, which are prevented by CRTC regulations from obtaining advertising revenues, specialty television networks may obtain both subscriber and national advertising revenues. Specialty television networks appeal to advertisers seeking highly targeted markets. The CRTC limits national advertising to 12 minutes an hour but does not regulate advertising rates, and specialty television networks are not required to share a portion of their advertising revenues with the cable and direct-to-home (“DTH”) satellite operators. According to the CRTC, television advertising in 2005 totaled approximately $2.6 billion in Canada. Specialty television networks received a 29% share of total television advertising revenues, or approximately $768 million, up from $708 million or a 28 % share of total television advertising revenues in 2004.

Canadian specialty and premium television networks have experienced subscriber growth over the past decade due to the advances in cable-based delivery systems and the growth of DTH satellite services. In November 2000, a number of new digital specialty television network licenses were awarded by the CRTC for launch commencing September 2001. Of these licenses, 21 were Category 1 and 262 were Category 2. Since the initial awarding of 262 Category 2 licenses, additional Category 2 licenses have been granted. However, as of August 2005, approximately 74 Category 1 and 2 digital networks are in operation. It remains unclear how many of the remaining Category 2 networks will be launched in the future.

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

New Products

The trend in the television sector is in innovative new products and services in the digital environment. The emphasis on instant gratification for consumers is dominating the industry. New product offerings will fuel growth in the digital sector, reduce churn and contribute to incremental revenue growth. Video-on-demand (“VoD”); Subscription video-on-demand (“SVoD”); High Definition Television (“HDTV”); and Personal Video Recorders (“PVR”) all provide greater choice in delivery to the consumer and increase the amount of digital subscriptions for the provider. A description of these new digital products is as follows:

❒
VoD provides an alternate method for the supply of video and related content material over cable and telecommunications networks. For broadcasters it represents a fundamental shift from a linear program service to the consumer having complete control over the programming segment.

❒	SVoD is a video-on-demand service offered at a flat subscription price that provides viewers with unlimited access to select programs from the libraries of featured cable networks.

❒
HDTV is a high-resolution digital television service combined with Dolby Digital surround sound. This combination creates an unparalleled combination of sound and image. HDTV requires new production and transmission equipment at the HDTV stations, as well as new equipment for reception by the consumer. The higher resolution picture is the main selling point for HDTV.

❒
A PVR is a Personal Video Recorder or an interactive television recording device. Like the VCR, a PVR records and plays back television programs, but unlike the VCR, it stores the programs in digital as opposed to analog form, allowing the user the ability to watch what they want when they want.

Business Overview
Corus had the following interests in specialty and premium television networks in Canada as at October 31, 2006:

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
Canadian-Italian and Spanish
Children/Family/Adult Animation
Food Related
Premium Television - Premium Movies and Series
Premium Television - Classic Movies
Children/Family
Horror Movies and Series
Documentaries
100% 100% 100% 80% 50.5% 50% 20% 100% 100% 53.6% 51% 53%

Specialty Television Networks

Corus Television’s group of specialty television networks appeal particularly to kids, teens and women, much-coveted target groups among Canadian marketers. Corus Television’s specialty networks have a 47% higher cumulative average minute audience (2-54 demographic) than its nearest competitor, based on Nielsen Media Research 05/06 broadcast year surveys. Each of the analog specialty television networks is ranked among the top three analog television networks that compete within its genre, based on targeted demographics.

YTV is a specialty television network dedicated to programming for children and youth aged two to 17. YTV broadcast 12 of the top 20 children’s shows in Canada in the Kids 2-11 genre, based on the Nielsen 05/06 broadcast year survey. This network reaches children beyond the television with interactive events and initiatives including ytv.com, a top Canadian kids’ website. YTV is generally carried on the basic tier.

Treehouse TV is the only specialty service in Canada dedicated to preschoolers (aged two to five). Treehouse TV operates on a 24-hour basis offering a commercial-free television environment in its preschool programming that reflects the interests and developmental levels of young children.

W Network is a specialty television service dedicated to serving the needs and interests of women. On April 15, 2002, the service, which was previously known as WTN, was rebranded, reformatted and relaunched as W Network. Since the relaunch, W Network has achieved a 111% growth in its core demographic of women 25-54. Recent Nielsen statistics indicate that W Network has the highest average minute audience of all Canadian specialty networks for W25-54 and is watched by over 10.7 million Canadians in an average month.

Country Music Television (“CMT”) is a specialty service dedicated to exhibiting country music videos, music programming and daily entertainment news. CMT also offers a prime-time lineup of comedy and drama series, movies and specials. In 2000, the network established the Video Advantage Program to support the development and production of original Canadian music videos for emerging artists. Corus has a 90% voting interest and an 80% equity interest in CMT. The remaining 10% voting interest and 20% equity interest is held by Country Music Television Inc., the operator of a similar service in the United States. According to recent Nielsen statistics, CMT has seen a 113% increase in the adult 25-54 demographic over the past four years and the network has more than doubled its prime time audience in the same time period.

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

Currently, Corus offers three digital specialty television networks: The Documentary Channel, featuring documentaries from Canada and around the world; Discovery Kids, which offers children informative and entertaining programming with an emphasis on action, adventure and the environment; and SCREAM TV, which offers a horror theme through a movie-rich schedule of classic and modern thrillers, cult favorites and popular series. These services were launched in September 2001. Corus also holds interests in the following specialty television networks:

•    A 50% interest in TELETOON, which is a Canadian specialty service featuring a wide range of animation programming in all forms. TELETOON is available in both an English language version and a French language version. For fiscal 2006, Corus had a 40% interest in TELETOON, however, in fiscal 2007 this interest increased to 50%.

•    A 20% equity interest in The Food Network Canada, a specialty service which provides information and entertainment programming related to food and nutrition.

Revenues from Corus’ specialty television networks are derived primarily from subscriber fees and advertising. In fiscal 2006, subscriber fees accounted for 58% and advertising accounted for 39% of total revenues from the specialty television networks.

Premium Television Networks

Movie Central and Encore Avenue are the exclusive providers of premium television services in western Canada, featuring blockbuster movies, series and specials from diverse genres on six channels. Each channel broadcasts commercial-free 24 hours a day, seven days a week. The Movie Central brand consists of four channels and the Encore brand consists of two channels.

Revenues from premium television networks have experienced significant growth over the past two years as a result of increased direct-to-home satellite and digital cable subscribers. As at August 31, 2006, Corus’ Movie Central service had 822,000 subscribers, a 10% increase in year-over-year subscribers, representing penetration of approximately 50% of digital cable and direct-to-home satellite subscribers in western Canada.

Local Television

Corus owns three local television stations - one in each of Kingston, Peterborough and Oshawa, Ontario. Each is an affiliate of the CBC. These were acquired in April 2000 as part of the Power Broadcasting acquisition.

Revenues are almost exclusively derived from advertising. In fiscal 2006, national agency directed clients and local advertisers accounted for a combined 84% of revenues. CBC network affiliate payments amounted to 12% of revenues, with the remaining 4% originating from a variety of other sources.

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

Operating Strategy
Corus has reorganized its television division to focus on two strategic portfolios. The Lifestyle, Drama and Movies potfolio includes the operations of W Network, CMT, Telelatino, Movie Central, Encore Avenue, The Documentary Channel, SCREAM TV, the local television stations, Corus Custom Networks and Max Trax. Management is responsible for generating program buying synergies, developing strategies for integrating operations where possible, as well as consolidating cross-promotion and marketing opportunities and joint sales initiatives. The kids’ portfolio includes YTV, Treehouse TV, TELETOON, Discovery Kids and the Nelvana Studio. The consolidation of the kids assets will allow for shared programming, a streamlined development process, the ability to create and maintain multi-platform rights in Canada and ensure stable output with cost certainty for the studio.

Corus Television’s operating strategy remains focused on four key areas: (i) increasing its position in the kids’ and women’s genres, (ii) leveraging the competitive position of Corus Premium Television, (iii) building key relationships with BDUs and (iv) maximizing operational synergies across all of Corus brands.

Corus will continue to focus on managing and growing its core business. The Company will continue to explore new platform opportunities and make investments to test where appropriate.

Kids

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

The integration of Nelvana Studios will maximize new platform efforts, an increasingly important segment of the kids market. The consolidation of the development streams will ensure Corus continues to create brands which will drive ratings. The studio will continue to provide content to Teletoon to meet that networks unique needs.

The kids’ market and new media provide growth opportunities. Corus Television will capitalize on the growth in the home entertainment industry by constructing and investing in the new media platforms such as VoD, SVoD and interactive games, including massive multiplayer on-line games (MMOG) to create new revenue streams. Sales of branded DVDs, CDs and other merchandise will also fuel revenue growth in the kids’ area.

Lifestyle, Drama and Movies

Corus Television has achieved a leadership position in the women’s genre with its W Network targeting women aged 25-54. The viewing audience in this demographic has increased 111% since the 2001-2002 season, making W Network the #1 ranked specialty service for women. In fiscal 2006, W Network held the highest average minute audience of all Canadian specialty networks for women 25-54. W Network intends to invest in its programming to maximize audience growth and revenue potential. W Network is building an outstanding programming schedule anchored on movie blocks and design shows. The Company will focus on new media opportunities and platforms to deliver the programming that the target audience wants, in the format they want it in, through the wnetwork.com website and other merchandise offerings.

Corus Premium Television services, previously operating in western Canada, will be integrated into the Toronto facility. The service will continue to operate under two separate licenses (Movie Central and Encore Avenue), and will continue to focus marketing effort on customer acquisition and retention. Having established a track record of successful direct marketing campaigns, undertaken with the cooperation of key cable and satellite providers, Corus will continue to capitalize on the growth in the number of digital households in western Canada as well as up-selling current digital households. Demand for movies and new original dramatic series continue to fuel strong interest in the service’s programming. To this end, Movie Central has secured output agreements with major Hollywood studios for exclusive programming, such as first windows on blockbuster feature films and new HBO and Showtime products. These agreements allow Movie Central to premiere HBO series on Movie Central at the same time as they debut in the United States.

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

Movie Central has a dedicated high definition channel offering an unparalleled lineup of new releases, original series and re-mastered library features all in true high definition format.

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

Corus Television’s specialty and premium television networks compete for subscriber fees with other specialty and premium television network operators, including Bell GlobeMedia, AAC, CHUM Limited and Astral. According to the CRTC, in 2005, the Canadian specialty television and premium television network industries generated $2.2 billion of combined advertising and subscriber revenues. Corus’ specialty services also compete directly for advertising revenues with the operators of cable networks listed above and with broadcast networks, including Global, CBC and CTV, and with other advertising media. Corus’ conventional television stations compete principally for viewers and advertisers with other television stations that broadcast in central and eastern Ontario.

In June 2006, the CRTC licensed a national pay television service which will compete directly with Corus’ premium television networks. It is not known when this service will launch.

CONTENT

Description of the Industry
In recent years the launch of numerous segmented networks in the North American television broadcasting industry has provided viewers with greater channel selection. There are now numerous television networks around the world that program dedicated children’s blocks and other programming exclusively for children. Nelvana’s content is seen in more than 190 countries on over-the-air, analog and digital platforms.

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

According to industry sources, total spending on filmed entertainment, which includes feature films, video, television shows, animation and other programming worldwide is expected to grow from an estimated US$80.5 billion in 2005 to US$104.1 billion in 2010. In part due to the proliferation of cable and satellite services, channels targeting children have increased substantially in recent years.

Merchandising has grown from the popularity of toys that are associated with movies, books and television characters. According to industry sources, in 2005 licensed retail sales in the United States and Canada were approximately US$71 billion. All of Nelvana’s character brands fall into the entertainment/character property type category, which, according to industry sources, accounted for US$13 billion of retail sales in the United States and Canada in 2005. The entertainment/character property type category is the second largest category of licensed retail products, accounting for 18% of total sales in the United States and Canada in 2005.

The home entertainment market is a huge market and continues to grow. In 2005, the estimated worldwide market for home entertainment is expected to be approaching $63.2 billion marketwide. There has been a purchasing shift from VHS to DVD as the advancement of DVD technology has made it more user-friendly and more affordable. Unit growth for DVD was up 15% in 2005, with a corresponding unit decline of 53% for VHS. In the United States, the market for children’s non-theatrical DVDs is growing substantially faster than the overall DVD market.

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

Production and Distribution

Nelvana is an animation production and distribution company specializing in children’s and youth programming for television. Nelvana distributes programming to broadcasters in over 190 countries, including some of the world’s leading networks, such as Nickelodeon, the Disney Channel, HBO, ITV in the United Kingdom and France 3. Nelvana has 80 television programs licensed in Canada, and 40 in the United States. Nelvana’s production facility in Toronto houses state-of-the-art 2D and 3D digital animation technology as well as traditional animation capabilities. Programming is distributed internationally through five sales and distribution offices.

In 2002, in response to a leaner marketplace, Nelvana committed to reducing cash flow requirements with the goal of achieving operating cash flow neutrality within one year while continuing to grow its library. This was successfully achieved. In the last three years, Nelvana’s production slate has ranged between 90 to 150 new episodes, well below the 252 episodes peak reached in fiscal 2002. This amount of production maintained Nelvana’s leadership position in the industry while reducing cash flow requirements to produce the year’s slate. Following are some highlights from the production and distribution business in fiscal 2006:

❒	Produced 7 episodes of The Backyardigans, a series which airs on Nickelodeon in the United States and on Treehouse TV in Canada, bringing the total to 27 episodes
❒	Produced 25 episodes of Jane & the Dragon, which airs on YTV, bringing the total to 26 episodes
❒	Produced 24 episodes of 6Teen, which air on TELETOON in Canada, bringing the total to 52 episodes

At August 31, 2006, Nelvana’s program library totaled over 2,870 half-hour equivalent episodes, comprising 70 animated television series, 18 specials, 17 animated feature length films and 12 live action series. Children’s animated programs generally have longer life spans than those of live action programs because they can typically be resold continually to new generations of audiences around the world. The United States is the biggest market, accounting for 43.3% of production and distribution revenues in fiscal 2006, compared to 30.3% from the Canadian market and 26.4% from other countries.

Merchandising

Nelvana’s merchandising business contains some of Nelvana’s most popular characters, including Franklin, Babar, Miss Spider’s Sunny Patch Friends and Backyardigans, which have achieved recognition and popularity worldwide and have become valuable long-term merchandising brands. Nelvana’s merchandising efforts focus on marketing its most popular brands and co-ordinating with retailers to promote its character merchandise in North America and around the world. Nelvana acquires brands from which it produces media content and becomes either the licensor or agent, on behalf of the owner of the property, for most product categories, including toys, plush, apparel, gifts, book publishing and interactive products. Highlights in fiscal 2006 include the fact that Franklin merchandise sold well in France.

Publishing

Nelvana’s publishing business is conducted through its subsidiary Kids Can Press, acquired in 1998. Kids Can Press is the largest Canadian-owned English language publisher of children’s books with a broad and growing backlist of titles. Highlights of the Kids Can Press catalogue include:

•    Franklin - more than 61 million books sold worldwide. In the fall of 2006, we celebrate the 20th anniversary of the very first Franklin book, Franklin in the Dark, with a commemorative-boxed set, a special edition of the book going to 500,000 school children in Canada thanks to the Canadian Children’s Book Centre and a series of public events with Paulette Bourgeois and Brenda Clark;

•    Scaredy Squirrel - a new character has arrived. This book, which tells of a squirrel too afraid to leave his nut tree in which he lives the same existence day in and day out, has gathered steam since publication in February 2006. The charming worrywart who finally breaks out of his fears to see that he too can soar will make a second appearance in Spring 2007 with Scaredy Squirrel Makes a Friend.

Operating Strategy
The operating strategy for Nelvana is based on the diversification of revenue streams. In a marketplace where dependence on worldwide broadcast license fees is no longer viable, Nelvana is seeking to maximize revenue from all streams including:

❒ Broadcasting (traditional and new platforms);
❒ Merchandise licensing;
❒ Publishing;
❒ Home entertainment;
❒ Interactive; and
❒ Music

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

ADDITIONAL INFORMATION CONCERING CORUS’ BUSINESSES

a) Intangible Properties

Corus uses a number of trademarks, service marks and official marks for its products and services. Many of these brands and marks are owned and registered by Corus, and those trademarks that are not registered are protected by common law. Corus also licenses certain marks from third parties. Corus has taken affirmative legal steps to protect its owned and licensed trade marks, and Corus believes its trademark position is adequately protected. The exclusive rights to trademarks depend upon the Company’s efforts to use and protect these and Corus does so vigorously.

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

The Company operates a comprehensive clearance and rights management system to both protect its rights and to ensure that works that Corus uses have the requisite clearances or licenses from the owners. A key element of contracts for copyright works is the term or time period of the license granted which in the broadcasting sector can vary but usually is or for a time period such as one to three years. In some circumstances the time period is combined with a right to only a certain number of “plays” or broadcasts.

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

Corus’ broadcasting businesses are dependent upon on-air talent to provide quality, consistent programming to attract advertisers. All on-air talent is under contractual obligation to the Company.

Corus Television’s premium pay television services are solely dependent on subscriber fees. The major BDUs are Rogers, Shaw, Cogeco, BEV, Videotron and Star Choice.

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

e) Employees

As at August 31, 2006, Corus had approximately 2,093 full-time employees.  The Company operates in a non-union environment except for: 177 employees in specialty and conventional television and radio and 59 employees in its premium television operations who are members of the Communications, Energy and Paperworkers Union of Canada; 45 employees in Quebec radio operations who are members of the Syndicat Général de la Radio; 11 employees in Quebec radio operations who are members of the Centrale Syndicat Nationale; eight employees in Quebec radio operations who are members of the Independent Syndicat; and 33 employees in Quebec operations who are members of the Syndicat Canadien de la Fonction Publique.

There are 115 Corporate employees, 1,107 Radio employees of which 166 are unionized, 547 TV employees of which 167 are unionized and 324 Content employees.

f) Foreign Operations

A significant portion of the revenues in the Content division are in currencies other than Canadian dollars and therefore subject to fluctuation in exchange rates. Approximately 7% of Corus’ consolidated revenues for the year ended August 31, 2006 were derived from foreign operations.

g) Lending

Corus does not have any lending operations as a distinct or significant business. Corus does, however, provide financing through loans to its digital channels, loans to privately owned Canadian media companies and has outstanding loans to executive officers. Corus may make loan investments in companies involved in the media sector of up to $5 million with the approval of the chief executive officer (“CEO”) or the chief financial officer (“CFO”) and more than $5 million with the approval of the Executive Committee of the Board of Directors. Outstanding loans to executive officers were granted prior to July 31, 2002.

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

The Code applies to all employees and members of the Board of Directors of Corus and its subsidiary companies. For purposes of rules promulgated under Section 406 of the Sarbanes Oxley Act of 2002, portions of this Code shall comprise the Company’s “code of ethics” for senior executives and financial officers. The Code is available on the Corus Entertainment website at www.corusent.com under “Investor Information.”

k) Risk Factors

A discussion of risk affecting the Company and its business is set forth under the heading “Risks and Uncertainties” in the Management’s Discussion and Analysis for the year ended August 31, 2006, as contained in the Company’s 2006 Annual Report, which discussion is incorporated by reference herein. In addition, the Company is subject to the risks and uncertainties set forth below.

This description of risks does not include all possible risks, and there may be other risks of which the Company is currently not aware.

l) Control of Corus by the Shaw family

JR Shaw and members of his family and the corporations owned and controlled by JR Shaw and members of his family (the “JR Shaw Group”) currently own 84.3% of the outstanding Class A participating shares in the capital of Corus. The Class A participating shares are the only shares entitled to vote in all circumstances. All of the Class A participating shares held by the JR Shaw Group are subject to a Voting Trust Agreement entered into by such persons. The voting rights with respect to such Class A participating shares are exercised by the representative of a committee of five trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A participating shares will continue to be, able to elect a majority of the Board of Directors of Corus and to control the vote on matters submitted to a vote of Corus’ Class A participating shareholders.

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

Broadcasting Services

Corus’ radio stations and local television undertakings, specialty and premium television networks and pay audio services are subject to licensing and regulation by the CRTC. The Broadcasting Act gives the CRTC the power to issue and renew broadcasting licenses for a maximum term of seven years. Historically, all licenses issued by the CRTC have been consistently renewed except where there have been serious breaches of license conditions or regulations, in which case the licenses have been renewed for less than seven years, or, in a very limited number of instances, not at all. In order to conduct its business, Corus maintains its licenses in good standing and is in material compliance with conditions of license and regulatory requirements. The CRTC has never declined to renew a license held by any broadcasting undertaking in which Corus holds an ownership interest.

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

On April 30, 1998, the CRTC announced certain changes to its commercial radio policy. By regulation, the CRTC increased Canadian popular music content levels broadcast to 35%. For French-language radio stations, at least 65% of popular, vocal music selections must be in the French language. The CRTC also changed ownership restrictions on the number of stations that could be owned within a particular market. The ownership changes allow a single owner to operate up to three stations provided only two are in the same band, in a given language in smaller markets and, in markets with eight or more commercial stations in a given language, one owner may hold up to two AM stations and two FM stations. In assessing transactions involving a change in control or ownership, the CRTC has stated it will examine the impact on diversity of news voices, the level of competition and, if the applicant has equity holdings in other local radio stations or media, cross-media ownership levels in a given market. Under its new policy, the CRTC also stated that it would no longer apply market entry criteria in assessing applications for new radio services in a particular market. Radio broadcasters derive substantially all of their revenues from advertising revenues. There is no regulatory limit on the number of commercials that can be broadcast. In markets with more than one commercial FM station, FM licensees are required to broadcast at least 42 hours per week of local programming in order to access local advertising. The CRTC will be conducting a review of its 1998 commercial radio policy in 2006, after it licensed new subscription radio undertakings in 2005.  A new policy framework is expected to be released in late 2006 or early 2007.  The key issues are Canadian Content levels, Canadian Talent Development payments and digital broadcasting.

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

On November 24, 2000, the CRTC announced that it would license 16 new English-language and five French-language digital programming services for mandatory distribution on a digital basis known as Category 1 services. The CRTC stated that all Category 1 services must commence operation on or before November 24, 2001, but subsequently extended this date until September 30, 2002 for certain of the French-language Category 1 services. An additional 262 Category 2 digital services were also approved by the CRTC for distribution on a digital basis and continue to be licensed by the CRTC. Category 2 services may be competitive with one another but may not be directly competitive with an existing licensed analog specialty or premium television network or a Category 1 digital service. Category 2 services have no guaranteed distribution rights except that, if a cable or DTH satellite operator carries a Category 2 service in which it or an affiliate owns more than 10% of the issued equity, it must distribute at least five non-related Category 2 services for each related service carried. The Category 2 services licensed in the fall of 2000 were required to implement service no later than November 24, 2004, unless the CRTC approved an extension before that date. Since then, the Commission has licensed many new Category 2 services while at the same time allowing for carriage of new foreign services, especially those in third languages.

In the fall of 2006, the Commission started a policy review for over-the-air broadcasting stations.  Key issues include the imposition of a fee for carriage of broadcast stations, the introduction of high definition television technology, transfer of ownership benefits payments, and closed captioning regulations.  It is expected that this will be followed by a review of policies regarding pay and specialty services and broadcasting distribution undertakings.

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

CAPITAL STRUCTURE

Description of Capital Structure

(a)    General

The authorized share capital of Corus consists of an unlimited number of Class A participating shares (“Class A Voting Shares”); an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) (and, together with the Class A Voting Shares, the “Corus Shares”); an unlimited number of Class 1 preferred shares (the “Class 1 Preferred Shares”), issuable in series; an unlimited number of Class 2 preferred shares (the “Class 2 Preferred Shares”), issuable in series; and an unlimited number of Class A preferred shares (the “Class A Preferred Shares”). As at August 31, 2006, there were 1,723,929 Class A Voting Shares, 40,281,529 Class B Non-Voting Shares and no preferred shares outstanding.

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

(e)    Class A Preferred Shares

In accordance with the provisions of subsection 26(3) of the Canada Business Corporations Act (the “CBCA”), the directors of Corus may add to the stated capital account maintained for Class A Preferred Shares the whole or any part of the amount of consideration received by Corus in an exchange for property, or shares of another class, or pursuant to an amalgamation referred to in section 182 of the CBCA or an arrangement referred to in subsection 192(1)(b) or (c) of the CBCA. The Class A Preferred Shares shall be redeemed (the “Class A Redemption Amount”) at the amount of consideration received therefore as determined by the directors of Corus at the time of issuance. No Class A Preferred Shares shall be issued by Corus at any particular time if, at that time, there are Class A Preferred Shares issued and outstanding

The holders of the Class A Preferred Shares shall not be entitled to receive notice of, to attend or vote at any meeting of shareholders of Corus, subject to the CBCA.

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

Share constraints

The statutes which govern the provision of broadcasting services by Corus and its regulated subsidiaries impose restrictions on the ownership of shares of Corus and its regulated subsidiaries by persons that are not Canadian. (See information under the heading “Canadian Communications Industry Regulatory Environment - Restrictions on Non-Canadian Ownership”). In order to ensure that Corus and its regulated subsidiaries remain eligible or qualified to provide broadcasting services in Canada, the Articles of Incorporation of Corus require the directors of Corus to refuse to issue or register the transfer of any “Voting Shares” (defined as the Class A Voting Shares and any other shares of Corus carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing, and includes a security that is convertible into such a share and a currently exercisable option or right to acquire such a share or such a convertible security) to a person that is not a Canadian if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Corus are required to refuse to issue or register the transfer of any Voting Shares to a person in circumstances where such issue or transfer would affect the ability of Corus and its regulated subsidiaries to obtain, maintain, amend or renew a license to carry on any business. The Articles of Incorporation of Corus further provide that if, for whatever reason, the number of Voting Shares held by non-Canadians or other such persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Corus may, to the extent permitted by corporate or communications statutes, sell the Voting Shares held by such non-Canadians or other persons as if it were the owner of such shares. The Articles of Incorporation of Corus also give the directors of Corus the right to refuse to issue or register the transfer of shares of any class in the capital of Corus if (i) the issue or the transfer requires the prior approval of a regulatory authority unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Corus with such information as the directors may request for the purposes of administering these share constraints.

Ratings

As a result of the successful tender offer and consent solicitation for Corus’ Senior Subordinated Debt, completed in January 2006, the ratings previously assigned by Standard & Poor’s (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) for Corus were withdrawn.

MARKET FOR SECURITIES

Marketplaces
The securities of the Company are listed and posted for trading on the exchanges set forth below.

Security	Exchange	Symbol
Class B Non-Voting Shares	Toronto Stock Exchange (“TSX”)	CJR.B
Class B Non-Voting Shares	New York Stock Exchange (“NYSE”)	CJR

Trading Price and Volume
The following table sets forth the monthly price range and volume traded for each of the Company’s publicly traded securities for each month during the fiscal year ended August 31, 2006.

		TSX - CJR.B	NYSE - CJR
September 2005	High	35.30	29.65
	Low	31.68	26.70
September 30	Close	33.64	29.31
	Average Daily Volume	177,276	1,820

October 2005	High	35.00	29.88
	Low	30.19	26.41
October 31	Close	31.15	26.41
	Average Daily Volume	128,360	2,014

November 2005	High	31.35	26.47
	Low	28.75	24.50
November 30	Close	29.00	24.96
	Average Daily Volume	147,805	2,038

December 2005	High	31.49	27.00
	Low	29.12	25.00
December 30	Close	31.20	26.78
	Average Daily Volume	146,315	2,376

January 2006	High	35.84	31.23
	Low	30.96	26.75
January 31	Close	35.28	31.07
	Average Daily Volume	124,390	6,640

February 2006	High	36.20	31.67
	Low	34.20	29.85
February 28	Close	36.20	31.53
	Average Daily Volume	118,425	2,974

March 2006	High	37.61	33.30
	Low	33.76	29.17
March 31	Close	35.80	30.65
	Average Daily Volume	139,452	9,491

April 2006	High	39.86	34.80
	Low	35.38	30.25
April 28	Close	37.13	33.53
	Average Daily Volume	237,811	8,495

May 2006	High	39.09	35.22
	Low	35.56	32.30
May 31	Close	36.00	32.70
	Average Daily Volume	103,805	8,705

June 2006	High	37.76	33.86
	Low	32.76	29.25
June 30	Close	36.25	32.30
	Average Daily Volume	84,100	9,886

July 2006	High	40.75	36.00
	Low	35.00	31.20
July 31	Close	39.02	34.60
	Average Daily Volume	87,937	7,645

August 2006	High	40.54	37.50
	Low	38.16	34.49
August 31	Close	38.63	35.33
	Average Daily Volume	60,076	3,609

All price and volume information is from independent third-party sources.

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

(b)    Restrictions on Payment of Dividends

Covenants under Corus’ credit agreement with a syndicate of lenders, as amended and restated on January 23, 2006, may restrict Corus’ ability to pay dividends should Corus fail to achieve certain financial ratios and/or financial performance or if an event of default has occurred and is continuing or would result from the payment of the dividend.

(c)    Distribution Rates and Payment Dates

The annual distribution rates on securities of the Company and payment dates for the fiscal year ended August 31, 2006, as well as the annual dividend payments for the past three fiscal years, are set forth in the tables below.

Fiscal 2006 Distribution Rates and Payment Dates

Security	Distribution Rate	Payment Date
Class A Voting Shares	$0.0975 per share	June 30, 2006
	$0.0975 per share	March 31, 2006
	$0.0450 per share	December 31, 2005

Class B Non-Voting Shares	$0.100 per share	June 30, 2006
	$0.100 per share	March 31, 2006
	$0.050 per share	December 31, 2005

Annual Dividend Payments (Fiscal 2004 - Fiscal 2006)

Security	Fiscal 2006	Fiscal 2005	Fiscal 2004
Class A Voting Shares	$0.240	$0.065	$0.040

Class B Non-Voting Shares	$0.250	$0.075	$0.050

NORMAL COURSE ISSUER BID

On December 15, 2005 Corus announced its intention to make a Normal Course Issuer Bid for its Class B Non-Voting Shares. The TSX subsequently accepted the notice filed by Corus. Under the bid Corus can purchase for cancellation up to a total of 3,000,000 Class B Non-Voting Shares during the 12 month period commencing January 1, 2006 and ending December 31, 2006. To August 31, 2006 Corus repurchased 1,034,700 shares at an average price of $35.56 per share.

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and executive officers of the Company as of October 31, 2006 or as otherwise noted, their positions within the Company and their principal occupations during the last five years. The term of office for each director will be until the next annual meeting or until his or her successor is elected or appointed.

Name and Municipality of Residence	Director/Officer	Position with Corus/Principal Occupation
Pierre Béland (3)	Director	President, Métromédia Plus
Montreal, Quebec

John M. Cassaday (2)	Director and Officer	President and Chief Executive Officer,
Toronto, Ontario		Corus Entertainment Inc.

Dennis Erker (2)(4)(6)	Director	Partner, Fairley Erker Advisory Group (a financial
Edmonton, Alberta		and estate planning company)

Carolyn Hursh (4)	Director	Chairman, James Richardson & Sons Limited (a family
Calgary, Alberta		owned and managed conglomerate)

Wendy A. Leaney (1)(8)	Director	President, Wyoming Associates Ltd. (a private
Toronto, Ontario		investment and consulting firm)

Ronald D. Rogers (1)(3)(7)	Director	Corporate Director/Trustee
Calgary, Alberta

Catherine Roozen (1)(4)	Director	Director and Corporate Secretary,
Edmonton, Alberta		Cathton Holdings Ltd.

Terrance Royer (2)(3)(5)	Director	Chairman, Royco Hotels Ltd. (a
Calgary, Alberta		hotel management company)

Heather A. Shaw (2)	Director and Officer	Executive Chair, Corus Entertainment Inc.
Calgary, Alberta

Julie M. Shaw	Director	Vice President, Facilities, Design and Management, Shaw
Calgary, Alberta		Communications Inc; and Secretary, Shaw Foundation

Thomas C. Peddie FCA	Officer	Senior Vice President and Chief Financial
Toronto, Ontario		Officer, Corus Entertainment Inc.

Paul W. Robertson	Officer	President, Television, Corus Entertainment Inc.
Toronto, Ontario

John P. Hayes	Officer	President, Radio, Corus Entertainment Inc.
Toronto, Ontario

Doug Murphy	Officer	President, Nelvana Enterprises, Corus
Toronto, Ontario		Entertainment Inc.

Scott Dyer	Officer	Executive Vice President, General Manager,
Toronto, Ontario		Corus Kids, Corus Entertainment Inc.

Gary Maavara	Officer	Vice President and General Counsel,
Toronto, Ontario		Corus Entertainment Inc.

David Spence CA	Officer	Vice President, Controller, Corus
Markham, Ontario		Entertainment Inc.

Hal Blackadar	Officer	Vice President, Human Resources,
Oakville, Ontario		Corus Entertainment Inc.

Pierre Arcand	Officer	President, Quebec Radio, Corus
Montreal, Quebec		Entertainment Inc.

John R. (Jack) Perraton	Secretary	Senior Partner, Perraton Law
Calgary, Alberta

Notes:
(1)	Member of the Audit Committee in fiscal 2006
(2)	Member of the Executive Committee in fiscal 2006
(3)	Member of the Human Resources Committee in fiscal 2006
(4)	Member of the Corporate Governance Committee in fiscal 2006
(5)	Member of Audit Committee effective October 11, 2006
(6)	Member of Human Resources Committee effective October 11, 2006
(7)
Mr. Rogers, a chartered accountant, was independent to October 11, 2006, when he ceased to be a member of the Audit Committee and the Human Resources Committee. He is considered to be a financial expert for United States reporting purposes.

(8)	Ms. Leaney, Chair of the Audit Committee effective October 11, 2006, is independent and is considered to be a financial expert for United States reporting purposes.

Each director named above was appointed a director on December 15, 2005 and will hold office until the next scheduled annual meeting of shareholders. Thereafter, each director will be elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Effective October 11, 2006, the Board, after discussions initiated by Ronald Rogers, considers him, on an interim basis, to be a related director. As such, he was replaced by Terrance Royer on the Audit Committee and by Dennis Erker on the Human Resources Committee. Effective October 11, 2006, Wendy Leaney was appointed Chair of the Audit Committee.

Each officer or director of Corus has been engaged for more than five years in his or her principal or prior occupation, as the case may be, except as follows: Pierre Béland was the President of Corus Radio Quebec prior to July 25, 2002; prior to July 2004, Ronald Rogers was Senior Vice President and Chief Financial Officer of Shaw Communications Inc.; prior to September, 2006, Doug Murphy was Executive Vice President, Business Development, Nelvana, and prior to December, 2002 he was Principal, Doug Murphy and Company; prior to September, 2006, Scott Dyer was Executive Vice President, Production and Development, Nelvana; Gary Maavara was Vice President, Public Relations for CanWest Global Communications Corp. from July 2003 to September 2004, and from 2001 to 2003 Senior Vice President, Global Television Inc. and concurrently Senior Vice President and Chief Operating Officer, CanWest Interactive Inc.; Hal Blackadar was the General Manager of Corus Radio Ontario prior to June 2002; prior to July 2002, Pierre Arcand was Executive Vice President of Metromedia CMR; and prior to February 2005, David Spence was Corporate Controller, Corus Entertainment Inc.

As of October 31, 2006, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over 897,974 Class A Voting Shares and 1,183,296 Class B Non-Voting Shares, representing 52.1% and 2.9% of the issued and outstanding Class A Voting Shares and Class B Non-Voting Shares, respectively.

AUDIT COMMITTEE

Charter

The text of the Audit Committee’s Charter is attached as Schedule A.

Composition of the Audit Committee

The Company’s Audit Committee is composed of Ronald D. Rogers (to October 11, 2006), Wendy A. Leaney, Catherine Roozen and Terrance Royer (as of October 11, 2006), each of whom is a financially literate, independent director of the Company. The relevant education and experience of each Audit Committee member is outlined below:

Ronald D. Rogers (Chair to October 11, 2006)

Mr. Rogers holds a Bachelor of Commerce degree and is a chartered accountant. Mr. Rogers retired as Senior Vice President and Chief Financial Officer of Shaw Communications Inc. in August of 2004. Mr. Rogers serves as a trustee for The Brick Group Income Fund, Transforce Income Fund, Pizza Pizza Royalty Income Fund and Parkland Income Fund.

Wendy A. Leaney (Chair as of October 11, 2006)

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

Catherine Roozen

Ms. Roozen is Director and Corporate Secretary of Cathton Holdings Ltd. and the Allard Foundation, positions she has held since 1981. Ms. Roozen serves on the Alberta Cancer Board as well as on a number of charitable boards.

Terrance Royer (Audit Committee member as of October 11, 2006)

Mr. Royer is Chairman of Royco Hotels Ltd., a hotel management company. Mr. Royer retired as Executive Vice-Chairman of the Calgary-based Royal Host REIT in December of 2005. He is also retired President, CEO and founder of Royal Host Corp., a hotel and resort ownership, franchising and management company. Mr. Royer served on the Board of Royal Host REIT from January, 1998 to June, 2006. Mr. Royer is Chairman Emeritus of the University of Lethbridge (Chairman from January 2001 - July 2006), Chairman of the Alberta “Access to the Future Fund” for post-secondary institutions in Alberta and is a Trustee for the Alberta Ingenuity Fund.

Principal Accounting Fees and Services - Independent Auditors

Fees payable to the Registrant’s independent auditor, Ernst and Young LLP, for the years ended August 31, 2006 and 2005 totaled $2,228,680 and $1,294,100, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended August 31, 2006	Year Ended August 31, 2005
Audit Fees	1,553,000	999,300
Audit-Related Fees	280,500	237,500
Tax Fees	229,800	57,300
All Other Fees	165,380	-
Total	2,228,680	1,294,100

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

All Other Fees

Fees disclosed in the table above under the item “all other fees” represent products and services other than the audit fees, audit-related fees and tax fees described above. No such fees were paid in 2006 and 2005.

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

As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst and Young LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company’s policy and pre-approval procedures. In fiscal 2006, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

LEGAL AND REGULATORY

Corus is involved from time to time in various claims and lawsuits incidental to the ordinary course of business, including intellectual property actions and acts for defamation. Adverse determinations in litigation could result in the loss of proprietary rights, subject the Company to significant liabilities, or require Corus to seek licenses from third parties, any one of which could have an adverse effect on the business and results of operations. Actions which are incidental to the business are typically covered by insurance and management has estimated the potential liability and expensed the amount on its financial statements. Corus does not anticipate that the damages which may be awarded in any material action of which the Company is currently aware will exceed its insurance coverage in a material way. While no assurance can be given that these proceedings will be favourably resolved, Corus does not believe that the outcome of these legal proceedings will have a material adverse impact on its financial position or results of operations.

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

TRANSFER AGENTS

In Canada, CIBC Mellon Trust Company acts as Corus’ transfer agent. In the United States, Mellon Shareholder Services acts as Corus’ transfer agent.

MATERIAL CONTRACTS

Senior Secured Credit Facility

A syndicate of lenders has provided Corus with a senior secured revolving term credit facility (the “Revolving Facility”) and a senior secured non-revolving term credit facility (the “Term Facility”) under the Amended and Restated Credit Agreement dated as of January 23, 2006 (the “Credit Agreement”).

The Revolving Facility consists of a committed credit of $300 million that matures January 24, 2011. As a revolving facility, amounts borrowed may be repaid and re-borrowed as required through the term of the Revolving Facility. The commitment expires at the maturity date and there are no mandatory reductions to the committed amount, subject to certain covenants, during the term of the facility. As at August 31, 2006, $100 million was drawn against the Revolving Facility.

The Term Facility amounts to $500 million and matures January 24, 2011. Any amounts repaid before the maturity date may not be re-borrowed. The commitment expires at the maturity date and there are no mandatory reductions to the committed amount, subject to certain covenants, during the term of the facility. As at August 31, 2006 $500 million was drawn against the Term Facility.

Advances under the Credit Agreement are available in either Canadian or U.S. dollars at the option of Corus. Interest rates applicable to Canadian dollar advances, at Corus’ option, are equal to (i) the Canadian prime rate, or (ii) Bankers Acceptance rates for terms up to six months, plus, in each case, an applicable margin. Interest rates applicable to U.S. dollar advances, at Corus’ option, are equal to (i) the U.S. base rate, or (ii) the U.S. London inter-bank offered rate (“LIBOR”) for terms up to six months, plus, in each case, an applicable margin. Margins will vary based on the type of advance and debt to cash flow ratios achieved.

The Credit Agreement requires that Corus comply on a quarterly basis with certain financial covenants, including maximum debt to cash flow ratio tests and a minimum interest coverage ratio test. The Credit Agreement also includes negative covenants that, subject to certain exceptions, may restrict or limit the ability of Corus (and its significant operating subsidiaries) to, among other things, incur, assume or permit to exist additional indebtedness or encumbrances, engage in mergers, consolidations, amalgamations or other reorganizations, sell or otherwise dispose of significant assets, make investments, declare dividends or repurchase equity securities, engage in activities that adversely affect the ranking or validity of the lenders’ security, or make optional prepayments on subordinated debt (excepting residual senior subordinated notes outstanding subsequent to the January 2006 completion of the tender offer and consent solicitation (see information under the heading “Trust Indenture for 8¾% Senior Subordinated Notes due 2012” below)).

The Credit Agreement contains certain customary representations and warranties, positive covenants and events of default, including payment defaults, covenant defaults, cross-defaults to other material indebtedness or other material agreements, insolvency or bankruptcy defaults, material judgments, material breach of representations and warranties and failure to maintain security. If an event of default occurs and continues, the lenders are entitled to take all actions permitted to a secured creditor including the acceleration of amounts due.

The lenders under the Credit Agreement have a first ranking charge on the present and future property of Corus, including the present and future property of its significant operating subsidiaries. Those subsidiaries have provided guarantees to the lenders and securities pledge agreements have been entered into relative to the ownership interest in most of the significant operating subsidiaries.

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

On December 15, 2005 Corus announced that it had commenced a cash tender offer and consent solicitation for its Notes. On January 23, 2006 Corus completed the tender offer for the Notes resulting in the acquisition and cancellation of US$373.6 million of the Notes. As at August 31, 2006, US$0.5 million of the Notes remain outstanding.

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

As a result of the consent solicitation completed with the tender offer, the Indenture governing the Notes contains no covenants that significantly restrict Corus’ ability to engage in transactions with affiliates, incur additional indebtedness, sell or otherwise dispose of significant assets, declare dividends or repurchase equity securities, make investments, engage in mergers, consolidations, amalgamations or other reorganizations, create restrictions on the ability of restricted subsidiaries to pay dividends, make loans or transfer assets between restricted subsidiaries and/or Corus, create unrestricted subsidiaries, incur or suffer to exist liens, or, in the case of restricted subsidiaries, guarantee indebtedness and issue or sell preferred shares.

Interest Rate Swaps

Corus has entered into Canadian interest rate swap agreements with certain Canadian banks (that are also lenders under the Credit Agreement) to fix the interest rate at 4.13% plus a margin on $400 million of the Term Facility for the full term of the facility. These swap agreements are considered senior debt and are subject to the same covenants and security as available to the lenders under the Credit Agreement.

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

Additional information including directors’ and officers’ remunerations and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Information Circular dated December 8, 2006. Additional financial information is provided in the Company’s consolidated financial statements for its most recently completed financial year. A copy of such documents may be obtained upon request from the Company.

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

2.    Composition and Operations

2.1
The Committee shall be composed of three or more unrelated and independent directors, as determined and appointed by the Board on an annual basis. “Unrelated and independent director” means a director who is independent of management of the Company and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company. In this regard, to maintain their independence, members of the Committee may not accept any consulting, advisory or other compensatory fee (other than regular Board and Committee fees) from the Company or any of its affiliates. Members also may not receive any indirect payments from the Company or any of its affiliates, including payments (whether or not material) made to spouses or family members, or payments for services to law firms, accounting firms, consulting firms and investment banks for which the Committee member serves as a partner, member, managing director or executive. The members of the committee and the Chair will be appointed annually by the Board and each member shall serve until the next Annual General Meeting of the shareholders of the Company or until his or her earlier resignation or removal by the Board.

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

3.6
The Committee’s review of the annual audited financial statements shall include: (i) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles; (ii) major issues as to the adequacy of the Company’s internal controls and any specific remedial actions adopted in light of material control deficiencies; (iii) discussions with management and the external auditors regarding significant financial reporting issues and judgments made in connection with the preparation of the financial statements and the reasonableness of those judgments; (iv) consideration of the effect of regulatory accounting initiatives, as well as off-balance sheet structures on the financial statements; (v) consideration of the judgment of both management and the external auditors about the quality and disclosure, not just the acceptability, of accounting principles; (vi) the clarity of the disclosures in the financial statements; and (vii) discussions with management and the external auditors regarding accounting adjustments that were noted or proposed by the external auditors but were “passed” (as immaterial or otherwise).

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

3.9
The Committee shall, on an annual basis, review and assess the adequacy of the Company’s procedures in place for the review of the Company’s public disclosure of financial information, other than the information referred to in subsection 3.8.

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

3.11
Commencing August 31, 2006, the Committee shall review management’s assessment of the effectiveness of internal control over financial reporting as of the end of the most recent fiscal year and the external auditor’s report on management’s assessment.

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

    B. Consent to Service of Process

    The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Class B Non-Voting Shares.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CORUS ENTERTAINMENT INC.

Date: November 29, 2006	By:	/s/ THOMAS C. PEDDIE
	Name:	Thomas C. Peddie
	Title:	Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1	Comparative consolidated financial statements for the year ended August 31, 2006, together with the auditors’ reports thereon

99.2	Management’s Discussion and Analysis of Operating Results and Financial Position

99.3	Consent of auditors - Ernst & Young LLP dated November 29, 2006.

99.4	Officers’ certifications required by Rule 13a-14(a) or Rule 15d-14(a).

99.5	Officers’ certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

99.6	Business Code of Conduct