Form 40-F
period 2007-08-31
CORUS ENTERTAINMENT INC
filed 2007-11-28
CIK 1100868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐                        Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑                        Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended:                                                      August 31, 2007
Commission File number:                                                      001-14992

CORUS ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

Canada	4832, 4833	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

Brookfield Place
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

Class A Voting Shares	1,722,929 As of August 31, 2007
Class B Non-Voting Shares	40,512,297 As of August 31, 2007

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

RENEWAL ANNUAL INFORMATION FORM

Fiscal year ended August 31, 2007

Corus Entertainment Inc.

November 28, 2007

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

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this report contain information that is not historical; these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”).  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees. and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in this Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

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

Corus commenced trading on the Toronto Stock Exchange (CJR.B) on September 3, 1999 and on the New York Stock Exchange (CJR) on May 10, 2000.

Corus’ registered office and an executive office is located at 501, 630 - 3rd Avenue S.W., Calgary, Alberta, T2P 4L4.  A second executive office is located at Brookfield Place, Bay-Wellington Tower, Suite 1630, 181 Bay Street, P.O. Box 767, Toronto, Ontario, M5J 2T3.

Subsidiaries and Affiliates

The following table describes the significant operating subsidiaries and affiliates of Corus as at August 31, 2007, their jurisdiction of incorporation or organization, and the percentage of voting and non-voting securities owned by Corus directly or indirectly.

Subsidiary	Jurisdiction	Percentage of securities owned by the Company
Corus Radio Company	Nova Scotia	100%
Metromedia CMR Broadcasting Inc.	Canada	100%
Corus Premium Television Ltd.	Canada	100%
591989 BC Ltd.	British Columbia	100%
YTV Canada Inc	Canada	100%
W Network Inc.	Canada	100%
591987 BC Ltd.	British Columbia	100%
Movie Central Ltd.	Alberta	100%
Encore Avenue Ltd.	Alberta	100%
Corus Audio & Advertising Services Ltd.	Alberta	100%
TELETOON Canada Inc.	Canada	50%
Nelvana Limited	Ontario	100%

The Corporation has other subsidiaries and associated companies but they have been omitted as each represents 10% or less of total consolidated assets and 10% or less of total consolidated revenues.  These omitted subsidiaries together represent less than 20% of total consolidated assets and revenues.

GENERAL DEVELOPMENT OF THE BUSINESS

Corus is an integrated Canadian media and entertainment company with an established global distribution network for the programming the Company produces.  Corus has strong established brands in each of its businesses: Radio, Television, and Content.  The principal assets consist of 52 radio stations; a variety of specialty television networks focused on children and adult genres; western Canada’s premium television services; Nelvana Limited, an international producer and distributor of children’s programming and merchandise products; Kids Can Press, the largest Canadian-owned English language publisher of children’s books; three broadcast television stations; a cable advertising service; and a digital audio service.

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

Sale of Locomotion

On January 18, 2005, the Company sold its 50% share in the assets of the Locomotion Channel to a wholly-owned subsidiary of Sony Pictures Inc. for an aggregate $6.2 million purchase price.

Astral/Corus radio asset exchange

On May 26, 2004, the Company and Astral Media Inc. (“Astral”) entered into an agreement to swap certain assets, being radio stations located in the Province of Quebec.  The transaction was reviewed and approved by the Canadian Radio-television and Telecommunications Commission (“CRTC”) on January 21, 2005.  See Broadcasting Decision CRTC 2005-15.  A labour union associated with one of the swapped stations appealed the decision to the federal Cabinet pursuant to the appeal provisions in the Broadcasting Act.  Cabinet released its decision on April 21, 2005, finding that the CRTC’s decision was sound and met the objectives of the Broadcasting Act.  As a result the transaction closed on May 29, 2005.

Red Deer radio sale

The Company entered into an agreement in January 2005 with Newfoundland Capital Corporation (“NewCap”) to sell two radio stations located in Red Deer, Alberta. On August 10, 2005, the CRTC approved the application to transfer the Red Deer assets (CIZZ-FM and CKGY-FM) to NewCap. See Broadcasting Decision CRTC 2005-390.  The transaction was closed on September 25, 2005.

TELETOON acquisition

In the first quarter of fiscal 2007, the Company completed the acquisition of an additional 10% share of TELETOON, to increase its ownership interest in this television network from 40% to 50%.  The total cash consideration paid was $46.6 million.

Radio station acquisition

In the fourth quarter of fiscal 2007, the Company completed the acquisition of two radio stations.  The total cash consideration paid was $18.0 million.

Sale of Controlling Interest in The Documentary Channel

In the last quarter of fiscal 2007, the Company completed its sale of its controlling interest in The Canadian Documentary Channel Limited Partnership to the Canadian Broadcasting Corporation.

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

According to the CRTC, as of December 31, 2006, there were 649 commercial radio stations in Canada of which approximately 72% were FM stations and 28% were AM stations.

The industry is dependent upon advertising revenues for economic performance and growth. According to the CRTC, the industry generated over $1.415 billion in revenues in 2006 up 5.7% versus last year. Radio stations compete for advertising dollars with other radio stations and many other forms of media. According to industry sources, the radio industry captures approximately 17% of an estimated $8.4 billion spent on advertising in Canada, compared to the newspaper and television industries, which capture approximately 38% and 31% of the total, respectively. According to the CRTC, in 2006, local advertising and national advertising represented 75% and 25%, respectively, of total radio advertising revenues.

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

Advances in digital technology have now made subscription radio a reality. Subscription or Satellite radio provides a number of channels of programming to listeners for a flat monthly fee. Three licenses were approved by the CRTC in 2004 to distribute digital radio signals across Canada.  Two of these licenses were launched in 2005 and now distribute digital signals via satellite.  The third license has not been pursued to date on the basis of existing license conditions. Results to date indicate some minor penetration in the market place.

Business Overview
Corus’ radio group (“Corus Radio”) comprises 52 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario.

Corus Radio is the largest radio operator in Canada in terms of audience reach and tune-in. According to BBM’s Survey 1 2007 (“S1 ’07”), Corus led the industry with a market share of 29.1% in terms of audience reach, compared to its closest competitors, Standard Radio and Rogers Media, which had market shares of 21.4% and 18.0%, respectively, in terms of reach, during that same period. Corus Radio reaches one in three Canadians on a weekly basis.

Corus Radio operates stations primarily in urban centres in Canada, including Montreal, Quebec City, Toronto, Hamilton/Burlington, Winnipeg, Edmonton, Calgary and Vancouver, and in the densely populated area of southern Ontario. Corus Radio operates news/talk stations in nine out of Canada’s 10 largest markets by population (Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, London, Toronto, Quebec City and Montreal).  Corus is well positioned in the Toronto market through its three stations that focus on adults 18 to 49: Q107, 102.1 The Edge and AM 640.  Corus Radio news & talk stations continue to be the most listened to AM stations in Calgary, Edmonton, Vancouver and Winnipeg, measured by audience tuning.

Corus Radio’s primary method of distribution is over-the-air, analog radio transmission.  Each radio station’s content is available to audiences through traditional analog radio receivers at the particular station’s licensed frequency on the AM or FM band.  The following table sets out particulars of Corus’ radio stations as at October 31, 2007:

Location	Call letter	Frequency	Format	Target	Rank	Audience share (i)
B.C.
Vancouver	CKNW (CKNW 980)	AM	News/Talk	A35+	1	13.1
	CFOX (The Fox)	FM	Active rock	M18-34	1	17.8
	CFMI (Rock 101)	FM	Classic rock	M25-54	1	12.8
	CHMJ (AM 730)	AM	Traffic	M25-49	14	0.4

Alberta
Calgary	CKRY (Country 105)	FM	Country	A35-54	2	10.9
	CHQR (QR77)	AM	News/Talk	A35+	3	10.5
	CFGQ (Q107)	FM	Classic rock	M25-49	3	10.7
Edmonton	CHED (630 CHED)	AM	News/Talk	A25+	1	13.6
	CKNG (JOE)	FM	80’s/90’s	A25-49	1	14.2
	CISN (CISN Country)	FM	New country	F35-54	3	9.6
	CHQT (Cool 880)	AM	Oldies	A35-54	11	1.6

Manitoba
Winnipeg	CJOB (CJOB 680)	AM	News/Talk/Sports	A35+	1	22.2
	CJZZ (99.1 Cool FM)	FM	Smooth adult jazz	A35-64	10	2.9
	CJKR (Power 97)	FM	Rock	M18-34	1	26.1
Ontario
Barrie	CIQB (B101)	FM	Hot adult contemporary	A25-54	2	12.1
	CHAY (The New CHAY)	FM	Adult contemporary	A25-54	5	5.7
Burlington	CING (Country 95.3)	FM	Country	A25-49	3	5.4
Cambridge	CJDV (DAVE)	FM	80’s/90’s	A25-49	3	11.6
Collingwood	CKCB (The Peak)	FM	Adult contemporary	A25-54	NA	NA
Cornwall	CFLG (Variety 104.5)	FM	Adult contemporary	A25-49	1	24.0
	CJSS (Rock 101.9)	FM	Rock	M25-54	2	10.6
	CJUL (Jewel 1220)	AM	Oldies	A50+	2	14.2

Location	Call letter	Frequency	Format	Target	Rank	Audience share (i)
Guelph	CJOY (1460 CJOY)	AM	Oldies	A35+	1	7.0
	CIMJ (Magic 106.1)	FM	Adult contemporary	A25-49	1	18.0
Hamilton	CJXY (Y108)	FM	Rock hits	M25-49	1	15.2
	CHML (AM 900)	AM	News/Talk	A35+	2	10.5
Kingston	CFMK (JOE)	FM	80’s/90’s	A25-49	4	6.0
	CFFX (Oldies 960)	AM	Oldies	A35+	5	5.1
Kitchener	CKBT (91.5 The Beat)	FM	Contemporary hit	A25-44	4	7.4
London	CFPL (FM 96)	FM	Rock	M18-49	1	24.1
	CFPL (AM 980)	AM	News/Talk	A35+	5	4.9
St. Thomas	CFHK (Fresh FM)	FM	Contemporary hit	A18-34	2	16.2
Peterborough	CKWF (The Wolf)	FM	Rock	A25-49	1	28.2
	CKRU (980 Kruz)	AM	Oldies/Sports	A35+	3	12.5
Toronto	CFNY (102.1 The Edge)	FM	New rock	M18-34	1	17.7
	CILQ (Q107)	FM	Classic rock	M25-49	1	11.5
	CFMJ (AM 640)	AM	News/Talk	M25-49	12	2.8
Woodstock	CKDK (The Hawk)	FM	Classic rock	M25-49	1	17.3
Quebec
Gatineau	CJRC	AM	News/Talk	A35+	3	11.7
Montmagny	CFEL	FM	Soft rock	A25-54	NA	NA
Montreal	CFQR	FM	Adult contemporary	F25-54	1	29.2
	CKOI	FM	Contemporary hit	A25-54	5	8.9
	CKAC	AM	News/Talk/Sports	A35+	7	3.2
	CINW (940 News)	AM	News/Talk	A35+	5	4.0
	CHMP	FM	News/Talk	A25-54	3	10.6
	CINF (Info 690)	AM	News	A35+	9	1.1
Quebec City	CHRC	AM	News/Talk	A35+	6	6.1
	CFOM	FM	Adult contemporary	A25-54	5	8.6
Saguenay	CKRS	AM	News/Talk	A35+	1	24.2
St. Jerome	CIME	FM	Adult contemporary	A25-54	1	11.2
Sherbrooke	CHLT	AM	News/Talk	A35+	4	11.3
Trois Rivieres	CHLN	AM	News/Talk	A35+	4	8.5

(i) Sources:	S2’07 - Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, Toronto, Gatineau, Montreal, Quebec City, S4’06 - Cornwall, Guelph, Peterborough, Woodstock; St. Jerome, S1’07 - All other markets

Corus Radio derives the majority of its revenues from advertising sales. Revenues for fiscal 2007 and 2006 were $276 million and $268 million, respectively.

Revenues from Corus Radio are derived mainly from two types of advertising: (a) advertising by local advertisers who are generally local merchants and who operate in the trading area encompassed by the station’s signal; and (b) advertising by national businesses such as automotive manufacturers, breweries, banks, fast food chains and similar operations which develop national advertising campaigns. The extent to which Corus’ advertising revenues are from local or national advertising depends on the given market.  In 2007, approximately 75% of Corus Radio’s revenues were derived from local advertising.

In addition to advertising revenues, Corus Radio derives a smaller portion of its revenues through non-traditional revenue sources (non-airtime).  Websites have proven to be extremely popular with audiences and advertisers and are a growing source of revenue.  Corus Radio has very loyal listeners that continue to be connected to the station for the music, the hosts, the events and information-entertainment that is present on Corus websites.  With approximately 1,200,000  people registered to Corus Radio’s stations’ web-clubs and permission-based e-mail, the stations are able to develop one-to-one relationships and connect audiences with advertisers in areas that meet their needs.  Other sources of non-traditional revenue include sponsorships, concerts and other events that allow Corus Radio to diversify its revenue streams and reach more potential listeners.

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

During fiscal 2007, Corus concluded the purchase of two FM stations (CJZZ and CKBT) in Winnipeg and Kitchener from Canwest Media Works.  The transaction closed on July 28, 2007.  In addition, Corus Radio announced on June 18, 2007 that it had reached an agreement to buy one radio station from an independent operator in Sherbrooke, QC and also announced on August 9, 2007, the sale of one radio station in Quebec City, QC.  Both transactions are subject to approval by the CRTC which is expected in early 2008.

Corus Radio is committed to providing the best quality in programming for the listener.  Corus Radio stations boast key proprietary personalities that are both highly recognized in their communities and dedicated to Corus programming standards.  The Company is committed to reformatting stations when research shows that there is a need.  In fiscal 2007, Corus’ recently reformatted stations continued to gain traction with their targeted demographics.

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

Corus owns a 50% stake in Canadian Broadcast Sales (“CBS”), in partnership with Rogers Media.  CBS is Canada’s leading national sales representation firm. In 2007, Corus Radio entered into a joint venture with Cogeco to form Group Force Radio a new sales representation firm in the province of Quebec. Similarly to CBS, Group Force Radio will focus on developing and delivering increased National revenues for the Corus Radio operations in the province of Quebec.

Corus Radio will continue to leverage new media to expand its audience and give new opportunities to advertisers through a series of strong local websites to complement Corus’ radio stations.  On-line audio streaming through websites affords the broadcaster and advertiser a more personal connection with the listener not available through traditional radio.

Competitive Conditions
Radio stations compete for advertising dollars with other radio stations in their respective market areas as well as with other forms of media such as conventional television, specialty television networks, daily, weekly, and free-distribution newspapers, outdoor billboard advertising, magazines, other print media, direct mail marketing, and the Internet. In each market, Corus’ radio stations face competition from other stations with substantial financial resources, including stations targeting the same demographic groups. In markets near the U.S. border, such as Kingston, Corus also competes with U.S. radio stations. On a national level, Corus competes generally with Standard Radio, Rogers Media, CHUM Radio and Astral, each of which owns and operates stations across Canada. The acquisition of Standard Radio by Astral was approved by the CRTC on September 28, 2007.  At the time of writing the transaction had not yet closed.  CHUM Radio was acquired by CTVglobemedia during the fiscal year 2007.

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

Description of the Industry
According to the CRTC Broadcasting Policy Monitoring Report 2007, there were approximately 9.978 million subscribers to television programming services in 2006. There were approximately 7.3 million cable subscribers and 2.628 million direct-to-home (“DTH”) satellite and multipoint distribution systems (“MDS”) subscribers. Total digital subscribers were approximately 5.789 million, up from 5.275 million a year earlier.

Specialty and Premium Pay Television Networks
Specialty and premium pay television networks generated $2.5 billion of combined advertising and subscriber revenues in 2006. Specialty and premium television networks are available to those Canadians who subscribe to the service package of a particular broadcasting distribution undertaking (“BDU”) (i.e. cable television, direct-to-home satellite and multipoint distribution systems). Specialty television networks provide special interest, news, sports, arts and entertainment programming, while premium television networks provide commercial-free movies, series and special event programming.

Specialty and premium pay television networks each obtain revenues by charging a monthly subscriber fee to cable and direct-to-home satellite operators.  Subscriber fees are the sole source of revenues for licensed premium television services, while specialty services can also generate advertising revenue.  The CRTC regulates the maximum subscriber fee if the network is included as part of the basic cable service of a large cable operator, but not if the network is carried on a discretionary tier. Regardless, the amount of the subscriber fee is specified in the network’s agreement with the BDU. Digital specialty services are carried on a discretionary tier of digital-only theme packages, as a stand-alone digital offering, or as part of individual premium services provided to digital subscribers.  Specialty and premium television networks benefit from these subscriber fees, which are supported by the high level of cable and satellite penetration in Canada. Subscribers to discretionary tiers pay monthly fees to their BDU that reflect an amount for the basic service, plus an additional amount for specialty and premium television networks for which they subscribe on discretionary tiers.

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

Unlike premium television networks, which are prevented by CRTC regulations from obtaining advertising revenues, specialty television networks may obtain both subscriber and national advertising revenues. Specialty television networks appeal to advertisers seeking highly targeted markets. The CRTC limits national advertising to 12 minutes an hour but does not regulate advertising rates, and specialty television networks are not required to share a portion of their advertising revenues with the cable and DTH satellite operators. According to the CRTC, television advertising in 2006 totaled approximately $3.2 billion in Canada.  Specialty television networks received a 27% share of total television advertising revenues, or approximately $882 million, up from $769 million or a 26 % share of total television advertising revenues in 2005.

Canadian specialty and premium television networks have experienced subscriber growth over the past decade due to the advances in cable-based delivery systems and the growth of DTH satellite services. In November 2000, a number of new digital specialty television network licenses were awarded by the CRTC for launch commencing September 2001. Of these licenses, 21 were Category 1 and 262 were Category 2. Since the initial awarding of 262 Category 2 licenses, additional Category 2 licenses have been granted.  However, as of December 2006, approximately 79 Category 2 digital networks are in operation.  It remains unclear how many of the remaining Category 2 networks will be launched in the future.

Local Television

Local television stations are licensed by the CRTC and provide over-the-air broadcast television signals to viewers within a local geographical market or on a network basis.  The CRTC has licensed three English-language television networks, two private commercial networks and one public network.  The private commercial networks are operated by CTV Television Network Inc. (“CTV”) and Global Television Network (“Global”) with the Canadian Broadcasting Corporation (“CBC”) operating the public broadcasting network.  In addition to receiving conventional television signals off-air, the majority of Canadian viewers have access, either directly or through a BDU, to the television signals of U.S. border stations which are generally affiliated with one of the four U.S. commercial networks (ABC, NBC, CBS and Fox) and a Public Broadcasting Service station.  Canadian conventional television stations generate revenue from advertising and receive no subscription revenues.  The number of commercial messages that a station may broadcast is restricted to 12 minutes an hour and in some instances, as in the case of Corus’ Oshawa television station, is dependent on the production of local programming.  These advertising limits will be relaxed and eliminated over the next two years. The success of conventional television is dependent on the quality of programming which results in audience ratings that in turn attract advertisers to a station or network.  In the case of stations affiliated with the CBC, the local, private affiliated station receives a fee from the CBC to air or broadcast CBC national programming at certain designated times, in addition to being able to generate advertising revenues.

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

Business Overview
Corus had the following interests in specialty and premium television networks in Canada as at October 31, 2007:

Network	Description of programming	Interest
YTV	Children/Family	100%
Treehouse TV	Preschool children/Parents	100%
W Network	Lifestyle and entertainment geared to women	100%
Country Music Television	Country music/Country lifestyle	80%
Telelatino	Canadian-Italian and Spanish	50.5%
TELETOON	Children/Family/Adult animation	50%
The Food Network Canada	Food related	20%
Movie Central	Premium movies and series	100%
Encore Avenue	Classic movies	100%
Discovery Kids (Digital Service)	Children/Family	53.6%
SCREAM TV ( Digital Service)	Horror movies and series	51%
Cosmopolitan Television	Lifestyle and entertainment geared to working women aged 18 to 34	54%

Specialty Television Networks

Corus Television’s group of specialty television networks appeal particularly to kids, teens and women, much-coveted target groups among Canadian marketers.  Corus Television’s specialty networks have a 41.4% higher cumulative average minute audience (2-54 demographic) than its nearest competitor, based on BBM Nielsen Media Research (“BBM NMR”) 06/07 broadcast year data. Each of the analog specialty television networks is ranked among the top three analog television networks based on targeted demographics.

YTV is a specialty television network dedicated to programming for children and teens aged two to 17. YTV broadcasts 5 of the top 20 children’s shows in Canada in the Kids 2-11 demographic, based on the BBN NMR 06/07 broadcast year data.  This network reaches children beyond the television with interactive events and initiatives including ytv.com, a top Canadian kids’ website. YTV is generally carried on the basic tier.

Treehouse TV is a specialty service in Canada dedicated to preschoolers (aged two to five). Treehouse TV operates on a 24-hour basis offering a commercial-free television environment in its preschool programming that reflects the interests and developmental levels of young children.  Treehouse TV broadcasts 50 of the top 50 preschool shows in Canada, based on BBM NMR  06/07 broadcast year data.

W Network is a specialty television service dedicated to serving the needs and interests of women.  On April 15, 2002, the service, which was previously known as WTN, was rebranded, reformatted and relaunched as W Network.  Since the relaunch, W Network has achieved a 100% growth in its core demographic of women 25-54. Recent Nielsen statistics indicate that W Network is tied for the highest average minute audience of all Canadian specialty networks for W25-54 and is watched by 11 million Canadians in an average month.

Country Music Television (“CMT”) is a specialty service dedicated to exhibiting country music videos, a prime-time lineup of comedy and drama series, movies and specials, music programming and daily entertainment news.    In 2000, the network established the Video Advantage Program to support the development and production of original Canadian music videos for emerging artists.  Corus has a 90% voting interest and an 80% equity interest in CMT.  The remaining 10% voting interest and 20% equity interest is held by Country Music Television Inc., the operator of a similar service in the United States.  According to recent Nielsen statistics, CMT has seen an 88% increase in the adult 25-54 demographic over the past five years and the network has more than doubled its prime time audience in the five year period.

Telelatino, in which Corus acquired a controlling interest in November 2001, is an ethnic specialty service that offers general interest domestic and international programming in the Italian, Spanish and English languages.

Currently, Corus offers two digital specialty television networks: Discovery Kids, which offers children informative and entertaining programming with an emphasis on action, adventure and the environment; and SCREAM TV, which offers horror theme through a movie-rich schedule of classic and modern thrillers, cult favorites and popular series.  These services were launched in September 2001.  Corus will launch a third digital specialty television network Cosmopolitan TV, which will offer lifestyle and entertainment programming geared to working women 18-34, early in calendar 2008.  Corus also holds interests in the following specialty television networks:

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

Revenues from Corus’ specialty television networks are derived primarily from subscriber fees and advertising.  In fiscal 2007, subscriber fees accounted for 39% and advertising accounted for 59% of total revenues from the specialty television networks.

Premium Television Networks

Movie Central and Encore Avenue provide premium television services in western Canada, featuring blockbuster movies, series and specials from diverse genres on six channels. Each channel broadcasts commercial-free 24 hours a day, seven days a week. The Movie Central brand consists of four channels and the Encore brand consists of two channels.

Revenues from premium television networks have experienced significant growth over the past two years as a result of increased direct-to-home satellite and digital cable subscribers. As at August 31, 2007, Corus’ Movie Central service had 883,000 subscribers, a 7% increase in year-over-year subscribers, representing penetration of approximately 50% of digital cable and direct-to-home satellite subscribers in western Canada.

Local Television

Corus owns three local television stations - one in each of Kingston, Peterborough and Oshawa, Ontario. Each is an affiliate of the CBC.  These were acquired in April 2000 as part of the Power Broadcasting acquisition.

Revenues are almost exclusively derived from advertising. In fiscal 2007, national agency directed clients and local advertisers accounted for a combined 85% of revenues.  CBC network affiliate payments amounted to 12% of revenues, with the remaining 3% originating from a variety of other sources.

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

Operating Strategy
Corus has reorganized its television division to focus on two strategic portfolios. The kids’ portfolio includes YTV, Treehouse TV, TELETOON, Discovery Kids and the Nelvana Studio.  The consolidation of the kids assets will allow for shared programming, a streamlined development process, the ability to create and maintain multi-platform rights in Canada and ensure stable output with cost certainty for the studio.  The Lifestyle, Drama and Movies portfolio includes the operations of W Network, CMT, Telelatino, Movie Central, Encore Avenue, Cosmopolitan TV and SCREAM TV.   Management is responsible for generating program buying synergies, developing strategies for integrating operations where possible, as well as consolidating cross-promotion and marketing opportunities and joint sales initiatives.

Corus Television’s operating strategy remains focused on four key areas: (i) increasing its position in the kids’ and women’s genres, (ii) leveraging the competitive position of Corus Premium Television, (iii) building key relationships with BDUs and (iv) maximizing operational synergies across all Corus brands.

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

The integration of Nelvana Studios and the interactive group maximizes new platform efforts, an increasingly important segment of the kids market.  The consolidation of the development streams has ensured that Corus continues to create superior content which will drive ratings.  The studio will continue to provide content to Teletoon to meet that networks unique needs.

The kids’ market and new media provide growth opportunities.  Corus Television will capitalize on the growth in the home entertainment industry by constructing and investing in the new media platforms such as VOD, SVOD and interactive games, including massive multiplayer on-line games (“MMOG”) to create new revenue streams.  Sales of branded DVDs, CDs and other merchandise will also fuel revenue growth in the kids’ area.

Lifestyle, Drama and Movies

Corus Television has achieved a leadership position in the women’s genre with its W Network targeting women aged 25-54.  The viewing audience in this demographic has increased 100% since the 2001-2002 season, making W Network one of the leading specialty service for women.  In fiscal 2007, W Network is tied for the highest average minute audience of all Canadian specialty networks for women 25-54.  W Network intends to invest in its programming to maximize audience growth and revenue potential.  W Network is building an outstanding programming schedule anchored on movie blocks, lifestyle shows and drama and comedy series.  The Company will focus on new media opportunities and platforms to deliver the programming that the target audience wants, in the format they want it in, through the wnetwork.com website and other merchandise offerings.

Corus Premium Television services, has been integrated into the Toronto facility.  The service will continue to operate under two separate licenses (Movie Central and Encore Avenue), and will continue to focus marketing effort on customer acquisition and retention. Having established a track record of successful direct marketing campaigns, undertaken with the cooperation of key cable and satellite providers, Corus will continue to capitalize on the growth in the number of digital households in western Canada as well as up-selling current digital households. Demand for movies and new original dramatic series continue to fuel strong interest in the service’s programming. To this end, Movie Central has secured output agreements with major Hollywood studios for exclusive programming, such as first windows on blockbuster feature films and new HBO and Showtime products. These agreements allow Movie Central to premiere HBO series on Movie Central at the same time as they debut in the United States.

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

Movie Central has two dedicated high definition channel offering an unparalleled lineup of new releases, original series and re-mastered library features all in true high definition format.

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

Competitive Conditions
The television broadcast environment is highly competitive.  The principal methods of competition in broadcast television are the development and acquisition of popular programming and the development of audience interest through programming and promotion, in order to sell advertising at profitable rates.  Broadcast networks like YTV, W, CMT, the local stations and digital channels compete for audience, advertising revenues, and programming with other broadcast networks such as CBC, CTV, Global, specialty networks owned by Alliance Atlantis Communications Inc. (“AAC”) and other digital channels, independent television stations, basic cable program services as well as other media, including DTH television services, videocassettes, DVDs, print and the Internet.

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

Corus Television’s specialty and premium television networks compete for subscriber fees with other specialty and premium television network operators, including CTVglobeMedia, AAC, Allarco Limited and Astral. According to the CRTC, in 2006, the Canadian specialty television and premium television network industries generated $2.5 billion of combined advertising and subscriber revenues. Corus’ specialty services also compete directly for advertising revenues with the operators of cable networks listed above and with broadcast networks, including Global, CBC and CTV, and with other advertising media. Corus’ conventional television stations compete principally for viewers and advertisers with other television stations that broadcast in central and eastern Ontario.

In June 2006, the CRTC licensed a national pay television service which will compete directly with Corus’ premium television networks.  The service is expected to launch in the fall of 2007.

CONTENT

Description of the Industry
In recent years the launch of numerous segmented networks in the North American television broadcasting industry has provided viewers with greater channel selection.  There are now numerous television networks around the world that program dedicated children’s blocks and other programming exclusively for children.  Corus’ content is seen in more than 190 countries on over-the-air, analog and digital platforms.

Over the past few years, the children’s television market has fundamentally changed.  Demand for production has slowed due to consolidation and vertical integration of U.S. production studios and television networks.

Despite the current environment, the long-term outlook for the worldwide animation business and the children’s entertainment sector is favorable.  Future growth in the sector is being fueled by:

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

According to industry sources, total spending on filmed entertainment, which includes feature films, video, television shows, animation and other programming worldwide is expected to grow from an estimated US$81.2 billion in 2006 to US$103.3 billion in 2011. In part due to the proliferation of cable and satellite services, channels targeting children have increased substantially in recent years.

Merchandising has grown from the popularity of toys that are associated with movies, books and television characters. According to industry sources, in 2006 licensed retail sales in the United States and Canada were approximately US$71 billion. All of Corus’ character brands fall into the entertainment/character property type category, which, according to industry sources, accounted for US$12.7 billion of retail sales in the United States and Canada in 2005. The entertainment/character property type category is the third largest category of licensed retail products, accounting for 18% of total sales in the United States and Canada in 2005.

The home entertainment market is a US$55.8 billion industry worldwide, and includes DVD & VHS sales and in-store rental and online rental subscription revenues.  At more than double the size of the global box office business, the home entertainment market enjoyed double digit and high single digit growth through 2004.  Growth in the market has slowed somewhat in the past two years, but is anticipated to pickup again due to two factors. First is the increased penetration of HD TV systems, which in turn will spur DVD sell-through as customers upgrade their DVD collections to HD.  The second catalyst is the launch of new digital download-to-own and subscription streaming services, which make available a much broader selection of content to potential customers.

Business Overview
The Content group consists of Nelvana Enterprises, the distribution operations of Corus’ wholly-owned subsidiary, Nelvana, and Kids Can Press, a Canadian publisher of children’s books that is a wholly-owned subsidiary of Nelvana.  Nelvana Enterprises distributes quality animated branded media content and related products for children worldwide. Its brand portfolio includes internationally recognized animated characters such as Babar, Franklin, The Backyardigans, Grossology, and The Berenstain Bears. Nelvana Enterprises’ operations consist of the distribution of film and television programs, and the sale and licensing of related products.

Production and Distribution
Nelvana Enterprises distributes programming that has been developed and produced by the Nelvana Studio, a division of the Corus Kids Television group.   In the Canadian marketplace, Nelvana Enterprises exploits 2nd window and French language window sales for Nelvana Studio produced programming.  In the international marketplace, Nelvana Enterprises is responsible for exploiting all new and existing Nelvana Studio titles.  Nelvana Enterprises distributes programming to broadcasters in over 190 countries, including some of the world’s leading networks, such as Nickelodeon, the Disney Channel, HBO, ITV in the United Kingdom and France 3. Nelvana Enterprises, together with the Nelvana Studio, has 79 television programs licensed in Canada, and 41 in the United States.  Programming is distributed through three sales and distribution offices located in Toronto, Canada, Shannon, Ireland and Paris, France.

In 2002, in response to a leaner marketplace, Corus committed to reducing cash flow requirements with the goal of achieving operating cash flow neutrality within one year while continuing to grow its library.  This was successfully achieved.  In the last three years, Corus’ production slate has ranged between 90 to 120 new episodes, well below the 252 episodes peak reached in fiscal 2002.  This amount of production maintained Corus’ leadership position in the industry while reducing cash flow requirements to produce the year’s slate.  Following are some highlights of titles that became available for Nelvana Enterprises to distribute in Fiscal 2007:

•	17 episodes of The Backyardigans, a series which airs on Nickelodeon in the United States and on Treehouse TV in Canada, bringing the total to 44 episodes
•	21 episodes of DiGata Defenders, which airs on TELETOON in Canada, bringing the total to 32 episodes
•	21 episodes of Grossology, which airs on Discovery Kids in the U.S. and on TELETOON in Canada, bringing the total to 26 episodes

At August 31, 2007, Nelvana Enterprises’ program library totaled over 3,000 half-hour equivalent episodes, comprising 83 animated television series, 18 specials, 19 animated feature length films and 9 live action series. Children’s animated programs generally have longer life spans than those of live action programs because they can typically be resold continually to new generations of audiences around the world. International television markets outside of the United States and Canada are Nelvana Enterprises’ largest source of revenue, accounting for 37.4% of production and distribution revenues in fiscal 2007, compared to 33.3% from the Canadian market and 28.3% from the United States.

Merchandising

Nelvana Enterprises’ merchandising business contains some of Nelvana’s most popular characters, including Franklin, Babar, and Backyardigans, which have achieved recognition and popularity worldwide and have become valuable long-term merchandising brands. Nelvana Enterprises’ merchandising efforts focus on marketing its most popular brands and co-coordinating with retailers to promote its character merchandise in North America and around the world. Nelvana Enterprises acquires brands from the Nelvana Studio produced media content and becomes either the licensor or agent, on behalf of the owner of the property, for most product categories, including toys, plush, apparel, gifts, book publishing and interactive products. Highlights in fiscal 2007 include continued growth in Babar merchandising revenue in France, as well as the ongoing rollout of the Backyardigans merchandising program in key international markets.

Publishing

Content’s publishing business is conducted through its subsidiary Kids Can Press, acquired in 1998. Kids Can Press is the largest Canadian-owned English language publisher of children’s books with a broad and growing backlist of titles. Highlights of the Kids Can Press catalogue include:

•
Franklin - more than 61 million books sold worldwide.   In the fall of 2006, we celebrated the 20th anniversary of the very first Franklin book, Franklin in the Dark, with a commemorative-boxed set, a special edition of the book going to 500,000 school children in Canada thanks to the Canadian Children’s Book Centre and a series of public events with Paulette Bourgeois and Brenda Clark;

•
Scaredy Squirrel - a new character has arrived.  This book, which tells of a squirrel too afraid to leave his nut tree in which he lives the same existence day in and day out, has gathered steam since publication in February 2006.  The charming worrywart who finally breaks out of his fears to see that he too can soar has made a second appearance in Spring 2007 with Scaredy Squirrel Makes a Friend.

Operating Strategy
The operating strategy for Content is based on the diversification of revenue streams.  In a marketplace where dependence on worldwide broadcast license fees is no longer viable, Content is seeking to maximize revenue from all streams including:

•      Broadcasting (traditional and new platforms);
•      Merchandise licensing;
•      Publishing;
•      Home entertainment;
•      Interactive; and
•      Music

To capitalize on the dominance that Corus enjoys in the kids broadcast market in Canada, Corus is putting a “Made in Canada” strategy into effect.  The Nelvana Studio was integrated into Corus Kids Television in the fall of 2006 as part of the strategy.  This integration is designed to ensure alignment of new Nelvana Studio produced content with the Corus Kids Television programming priorities. Corus Kids Television covers a significant portion of the hard costs of new productions by maximizing all available sources of production financing in the Canadian marketplace.  Corus optimizes brand success by aligning all of Corus’ resources, both broadcasting and merchandising, to establish great ratings which will drive strong consumer product performance.  The success in Canada can then be used to roll the brand out worldwide as Nelvana Enterprises exploits these new productions in the international marketplace.

Nelvana Enterprises will focus on the strong near-term revenue growth potential of the home entertainment market.  With the worldwide DVD business expected to double by 2008, Nelvana Enterprises is in a perfect position to exploit this market with a strong catalogue of existing titles and titles in production.  As well, home entertainment products will drive significant merchandise sales in North America’s major retailers.

Many existing outlets are expanding and new markets are emerging for branded children’s content.  As the marketplace changes with new distribution platforms, Nelvana Enterprises is investigating how this new technology can benefit the Corus stable of shows.  Many of these distribution platforms - VOD, SVOD, cell phones and broadband - are in the early stages and are not expected to generate significant revenue for at least five years.  Nelvana Enterprises has concluded transactions or is in dialogue with all of the major strategic players in the On-Demand space including Comcast, Microsoft, Hewlett Packard and Sony in order to determine the best fit for Corus’ properties.

Nelvana Enterprises is also using its programming library to help launch new linear broadcast channels internationally.  One such channel initiative, Kidsco, was launched in fiscal 2007 to help increase the profile of Nelvana Enterprises’ brands. Nelvana Enterprises has partnered with Sparrowhawk Media and DIC Entertainment to launch Kidsco, new kids channel that is being rolled out across 40 different territories within the next 18 months. The channel will help bring Nelvana Enterprises’ brands to a whole new generation of children around the world.

This ever growing number of outlets for the distribution of children’s content creates a need for Nelvana Enterprises to be focused on rights management.  By identifying and properly tracking the full spectrum of rights attached to Nelvana Enterprises’ properties, we are better able to optimize current deal structures. Nelvana Enterprises ensures that it licenses only those specific rights required by its current customers, and retains unrelated, neighboring rights for future exploitation.   This in turn will enable us to monetize emerging distribution platforms that have yet to appear in today’s marketplace.

Competition
The business of producing and distributing children’s television programs is highly competitive.  We compete with a variety of international companies, including HIT Entertainment, DIC, 4KIDS, and several U.S. studios such as the Walt Disney Company, Warner Bros., and Nickelodeon (a division of Viacom International Inc.).  These U.S. studios are substantially larger, and have greater financial resources.  Many have their own television networks on which their in-house productions are aired.  In Canada, Corus also competes with several domestic producers and distributors such as Cookie Jar Corp. and Studio B Productions.

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

e)  Employees

As at August 31, 2007, Corus had approximately 2,037 full-time employees.  The Company operates in a non-union environment except for: 140 employees in specialty and conventional television and radio and 33 employees in its Quebec radio operations who are members of the Communications, Energy and Paperworkers Union of Canada; 42 employees in Quebec radio operations who are members of the Syndicat Général de la Radio;  7 employees in Quebec radio operations who are members of the Centrale Syndicat Nationale; 11 employees in Quebec radio operations who are members of the Independent Syndicat; and 31 employees in Quebec operations who are members of the Syndicat Canadien de la Fonction Publique.

There are 118 Corporate employees, 1,112 Radio employees of which 146 are unionized, 538 TV employees of which 118 are unionized and 269 Content employees.

f)  Foreign Operations

A significant portion of the revenues in the Content division are in currencies other than Canadian dollars and therefore subject to fluctuation in exchange rates.  Approximately 7% of Corus’ consolidated revenues for the year ended August 31, 2007 were derived from foreign operations.

g) Lending

Corus does not have any lending operations as a distinct or significant business. Corus has, however, provided financing through loans to its digital channels and loans to privately owned Canadian media companies and has outstanding loans to executive officers. Corus may make loan investments in companies involved in the media sector of up to $5 million with the approval of the chief executive officer (“CEO”) or the chief financial officer (“CFO”) and more than $5 million with the approval of the Executive Committee of the Board of Directors. Outstanding loans to executive officers were granted prior to July 31, 2002.

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

k) Risk Factors

A discussion of risk affecting the Company and its business is set forth under the heading “Risks and Uncertainties” in the Management’s Discussion and Analysis for the year ended August 31, 2007, as contained in the Company’s 2007 Annual Report, which discussion is incorporated by reference herein.  In addition, the Company is subject to the risks and uncertainties set forth below in the discussion of the Canadian communications industry regulatory environment.

These descriptions of risks do not include all possible risks, and there may be other risks of which the Company is currently not aware.

l) Control of Corus by the Shaw family

JR Shaw and members of his family and the corporations owned and controlled by JR Shaw and members of his family (the “JR Shaw Group”) currently own 84.4% of the outstanding Class A participating shares in the capital of Corus.  The Class A participating shares are the only shares entitled to vote in all circumstances.  All of the Class A participating shares held by the JR Shaw Group are subject to a Voting Trust Agreement entered into by such persons.  The voting rights with respect to such Class A participating shares are exercised by the representative of a committee of five trustees.  Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A participating shares will continue to be, able to elect a majority of the Board of Directors of Corus and to control the vote on matters submitted to a vote of Corus’ Class A participating shareholders.

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

On December 15, 2006, the CRTC released its most recent review of radio policy.  The new policy maintained current levels of Canadian Content music required of broadcast licensees.  The contributions required of licensees to Canadian Talent Development was renamed to Canadian Content Development, the amounts payable were slightly increased, and the list of eligible recipients was amended.

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

CAPITAL STRUCTURE

Description of Capital Structure

(a) General

The authorized share capital of Corus consists of an unlimited number of Class A participating shares (“Class A Voting Shares”); an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) (and, together with the Class A Voting Shares, the “Corus Shares”); an unlimited number of Class 1 preferred shares (the “Class 1 Preferred Shares”), issuable in series; an unlimited number of Class 2 preferred shares (the “Class 2 Preferred Shares”), issuable in series; and an unlimited number of Class A preferred shares (the “Class A Preferred Shares”). As at August 31, 2007, there were 1,722,929 Class A Voting Shares, 40,512,297 Class B Non-Voting Shares and no preferred shares outstanding.

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

Ratings

As a result of the successful tender offer and consent solicitation for Corus’ Senior Subordinated Debt, completed in January 2006, the ratings previously assigned by Standard & Poor’s and Moody’s Investors Service, Inc. for Corus were withdrawn.

MARKET FOR SECURITIES

Marketplaces
The securities of the Company are listed and posted for trading on the exchanges set forth below.

Security	Exchange	Symbol
Class B Non-Voting Shares	Toronto Stock Exchange (“TSX”)	CJR.B
Class B Non-Voting Shares	New York Stock Exchange (“NYSE”)	CJR

Trading Price and Volume
The following table sets forth the monthly price range and volume traded for each of the Company’s publicly traded securities for each month during the fiscal year ended August 31, 2007.

TSX - CJR.B
Month	High	Low	Close	Average Daily Volume
September 2006	44.94	38.41	42.62	108,289
October 2006	43.25	38.11	42.25	120,868
November 2006	42.36	38.07	41.00	96,319
December 2006	42.71	39.95	41.50	60,919
January 2007	49.10	41.00	49.00	125,013
February 2007	49.99	46.03	46.52	111,145
March 2007	48.89	43.50	44.05	117,489
April 2007	48.99	43.88	46.52	91,369
May 2007	50.05	45.60	49.50	82,324
June 2007	51.10	49.00	49.80	158,942
July 2007	50.66	47.51	48.44	114,869
August 2007	54.24	46.75	48.83	137,028

NYSE - CJR
Month	High	Low	Close	Average Daily Volume
September 2006	40.00	34.65	38.20	5,815
October 2006	39.00	34.11	37.64	9,332
November 2006	37.50	33.75	35.56	8,957
December 2006	37.05	34.61	35.96	7,450
January 2007	41.70	34.97	41.66	8,910
February 2007	42.40	39.71	40.20	19,563
March 2007	41.10	37.55	38.20	7,082
April 2007	43.41	38.10	42.19	11,900
May 2007	46.55	41.10	46.35	19,823
June 2007	47.88	45.78	46.83	11,362
July 2007	48.56	44.50	45.84	19,000
August 2007	54.50	44.43	46.06	24,435

All price and volume information is from independent third-party sources.

DIVIDEND POLICY

(a) Dividend Policy

On April 3, 2007, the Company announced that its Board of Directors has approved a monthly dividend for holders of its Class A Voting Shares and Class B Non-Voting Shares of $0.0825 and $0.08333, respectively.  The expected dividend on an annual basis for the Company’s Class A Voting Shares and the Class B Non-Voting Shares is $0.99 and $1.00, respectively.

The Company’s Board of Directors will review the dividend on a quarterly basis.  Shareholders are entitled to receive dividends only when any such dividends are declared by the Company’s Board of Directors, and there is no entitlement to any dividend prior thereto.

As described above, the dividends (other than stock dividends) declared and paid on the Class A Voting Shares shall be $0.01 per share per annum less than the dividends declared and paid to holders of the Class B Non-Voting Shares. See the information under the heading “Capital Structure - Description of Capital Structure - Class Voting A Shares and Class B Non-Voting Shares”.

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

(c) Distribution Rates and Payment Dates

The annual distribution rates on securities of the Company and payment dates for the fiscal year ended August 31, 2007, as well as the annual dividend payments for the past three fiscal years, are set forth in the tables below.

Fiscal 2007 dividends paid per share
Date paid	Class A Voting Shares	Class B Non-Voting Shares
August 31, 2007	$0.0825	$0.08333
July 31, 2007	$0.0825	$0.08333
June 30, 2007	$0.0825	$0.08333
May 31, 2007	$0.0825	$0.08333
April 30, 2007	$0.0825	$0.08333
March 31, 2007	$0.2125	$0.21500
December 31, 2006	$0.2125	$0.21500
September 30, 2006	$0.2125	$0.21500

Annual dividend payments per share
	Fiscal 2007	Fiscal 2006	Fiscal 2005
Class A Voting Shares	$1.0500	$0.24	$0.065
Class B Non-Voting Shares	$1.0617	$0.25	$0.075

NORMAL COURSE ISSUER BID

On December 15, 2005 Corus announced its intention to make a Normal Course Issuer Bid for its Class B Non-Voting Shares.  The TSX subsequently accepted the notice filed by Corus. Under the bid Corus could purchase for cancellation up to a total of 3,000,000 Class B Non-Voting Shares during the 12 month period commencing January 1, 2006 and ending December 31, 2006.  To December 31, 2006 Corus purchased 1,089,000 shares at an average price of $35.80 per share.

On February 12, 2007, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 1,500,000 Class B Non-Voting Shares.  To August 31, 2007 Corus purchased 714,800 shares at an average price of $47.88 per share.

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and executive officers of the Company as of October 31, 2007 or as otherwise noted, their positions within the Company and their principal occupations during the last five years.  The term of office for each director will be until the next annual meeting or until his or her successor is elected or appointed.

Name and municipality of residence	Director/Officer	Position with Corus/Principal occupation
Pierre Béland Montréal, Québec	Director	President, Métromédia Plus
John M. Cassaday Toronto, Ontario	Director and Officer	President and Chief Executive Officer, Corus Entertainment Inc.
Dennis Erker Edmonton, Alberta	Director	Partner, Fairly Erker Advisory Group
Carolyn Hursh Calgary, Alberta	Director	Chairman, James Richardson & Sons, Limited
Wendy A. Leaney Toronto, Ontario	Director	President, Wyoming Associates Ltd.
Ronald D. Rogers Calgary, Alberta	Director	Corporate director/trustee
Catherine Roozen Edmonton, Alberta	Director	Director and Corporate Secretary, Cathton Holdings Ltd.
Terrance Royer Calgary, Alberta	Director	Chairman, Royco Hotels Ltd.
Heather A. Shaw Calgary, Alberta	Director and Officer	Executive Chair, Corus Entertainment Inc.
Julie M. Shaw Calgary, Alberta	Director	Vice President, Facilities, Design and Management, Shaw Communications Inc; and Secretary, Shaw Foundation
Thomas C. Peddie FCA Toronto, Ontario	Officer	Senior Vice President and Chief Financial Officer, Corus Entertainment Inc.
John R. (Jack) Perraton Calgary, Alberta	Officer	Corporate Secretary Corus Entertainment Inc. Senior Partner, Perraton Law
Paul W. Robertson Toronto, Ontario	Officer	President, Television Corus Entertainment Inc.
John P. Hayes Toronto, Ontario	Officer	President, Radio Corus Entertainment Inc.
Doug Murphy Toronto, Ontario	Officer	President, Nelvana Enterprises Corus Entertainment Inc.
Scott Dyer Toronto, Ontario	Officer	Executive Vice President, General Manager, Corus Kids Corus Entertainment Inc.
Gary Maavara Toronto, Ontario	Officer	Vice President, General Counsel Corus Entertainment Inc.
David Spence CA Markham, Ontario	Officer	Vice President, Controller Corus Entertainment Inc.
Hal Blackadar Oakville, Ontario	Officer	Vice President, Human Resources Corus Entertainment Inc.
Susan Ross Toronto, Ontario	Officer	Executive Vice President, General Manager, Corus Lifestyle, Drama and Movies Corus Entertainment Inc.

Each director named above was appointed a director on January 10, 2007 and will hold office until the next scheduled annual meeting of shareholders.  Thereafter, each director will be elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

The Board of Directors has four committees made up of the following members:

Committee	Members
Executive Committee	Heather A. Shaw - Chair John M. Cassaday Terrance Royer Dennis Erker
Audit Committee	Ronald D. Rogers - Chair Wendy A. Leaney Catherine Roozen Terrance Royer
Human Resources Committee	Terrance Royer - Chair Pierre Béland Dennis Erker Ronald D. Rogers
Corporate Governance Committee	Dennis Erker - Chair Carolyn Hursh Catherine Roozen

Each officer or director of Corus has been engaged for more than five years in his or her principal or prior occupation, as the case may be, except as follows:
•	Prior to July 2004, Ronald D. Rogers was Senior Vice President and Chief Financial Officer of Shaw Communications Inc.;
•	Prior to September 2006, Doug Murphy was Executive Vice President, Business Development, Nelvana, and prior to December 2002 he was Principal, Doug Murphy and Company;
•	Prior to September 2006, Scott Dyer was Executive Vice President, Production and Development, Nelvana;
•
Gary Maavara was Vice President, Public Relations for CanWest Global Communications Corp. from July 2003 to September 2004, and from 2001 to 2003 Senior Vice President, Global Television Inc. and concurrently Senior Vice President and Chief Operating Officer, CanWest Interactive Inc.;

•	Prior to February 2005, David Spence was Corporate Controller, Corus Entertainment Inc.
•	Prior to September 2006, Susan Ross was Executive Vice President and General Manager, Specialty Television, Corus Entertainment Inc.

As of October 31, 2007, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over 914,366 Class A Voting Shares and 1,302,510 Class B Non-Voting Shares, representing 53.1% and 3.4% of the issued and outstanding Class A Voting Shares and Class B Non-Voting Shares, respectively.

AUDIT COMMITTEE

Charter

The text of the Audit Committee’s Charter is attached as Schedule A.

Composition of the Audit Committee

The Company’s Audit Committee is composed of Ronald D. Rogers, Wendy A. Leaney, Catherine Roozen and Terrance Royer, each of whom is a financially literate, independent director of the Company.  The relevant education and experience of each Audit Committee member is outlined below:

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

Catherine Roozen

Ms. Roozen is Director and Corporate Secretary of Cathton Holdings Ltd. and the Allard Foundation, positions she has held since 1981.  Ms. Roozen also serves as a Director for Melcor Developments Ltd.  Ms. Roozen serves on the Alberta Cancer Board as well as on a number of charitable boards.

Terrance Royer

Mr. Royer is Chairman of Royco Hotels Ltd., a hotel management company.  Mr. Royer retired as Executive Vice-Chairman of the Calgary-based Royal Host REIT in December of 2005.  He is also retired President, CEO and founder of Royal Host Corp., a hotel and resort ownership, franchising and management company.  Mr. Royer served on the Board of Royal Host REIT from January, 1998 to June, 2006. Mr. Royer is Chairman Emeritus of the University of Lethbridge (Chairman from January 2001 - July 2006) and Chairman of the Alberta “Access to the Future Fund” for post-secondary institutions in Alberta.

Principal Accounting Fees and Services - Independent Auditors

Fees payable to the Registrant’s independent auditor, Ernst and Young LLP, for the years ended August 31, 2007 and 2006 totaled $1,696,355 and $2,228,680, respectively, as detailed in the following table.  All funds are in Canadian dollars:

	Fiscal year ended August 31,
	2007	2006
Audit fees	1,333,000	1,553,000
Audit-related fees	266,500	445,880
Tax fees	96,855	229,800
All other fees	-	-
Total	1,696,355	2,228,680

The nature of the services provided by Ernst and Young LLP under each of the categories indicated in the table is described below:

Audit Fees

Audit fees were for professional services rendered by Ernst and Young LLP for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under “Audit Fees” above.  These services consisted of employee benefit plan audits, non-statutory audits of wholly-owned subsidiaries, assistance with the Company’s plans to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and translation services in respect of the financial statements and other regulatory filings.

Tax Fees

Tax fees were for tax compliance, tax advice and tax-planning professional services.  These services consisted of tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, Goods and Services Tax, and value added tax) as well as assistance with various tax audit matters.

All Other Fees

Fees disclosed in the table above under the item “all other fees” represent products and services other than the audit fees, audit-related fees and tax fees described above.  No such fees were paid in 2007 and 2006.

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

As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst and Young LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company’s policy and pre-approval procedures.  In fiscal 2007, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

TRANSFER AGENTS

In Canada, CIBC Mellon Trust Company acts as Corus’ transfer agent.  In the United States, The Bank of New York Mellon acts as Corus’ transfer agent.

MATERIAL CONTRACTS

Senior Secured Credit Facility

A syndicate of lenders has provided Corus with a senior secured revolving term credit facility (the “Revolving Facility”) and a senior secured non-revolving term credit facility (the “Term Facility”) under the Amended and Restated Credit Agreement dated as of January 23, 2006 (the “Credit Agreement”).

The Revolving Facility consists of a committed credit of $300 million that matures January 24, 2011. As a revolving facility, amounts borrowed may be repaid and re-borrowed as required through the term of the Revolving Facility. The commitment expires at the maturity date and there are no mandatory reductions to the committed amount, subject to certain covenants, during the term of the facility. As at August 31, 2007, $115 million was drawn against the Revolving Facility.

The Term Facility amounts to $500 million and matures January 24, 2011. Any amounts repaid before the maturity date may not be re-borrowed. The commitment expires at the maturity date and there are no mandatory reductions to the committed amount, subject to certain covenants, during the term of the facility. As at August 31, 2007 $500 million was drawn against the Term Facility.

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

The Credit Agreement requires that Corus comply on a quarterly basis with certain financial covenants, including maximum debt to cash flow ratio tests and a minimum interest coverage ratio test. The  Credit Agreement also includes negative covenants that, subject to certain exceptions, may restrict or limit the ability of Corus (and its significant operating subsidiaries) to, among other things, incur, assume or permit to exist additional indebtedness or encumbrances, engage in mergers, consolidations, amalgamations or other reorganizations, sell or otherwise dispose of significant assets, make investments, declare dividends or repurchase equity securities, engage in activities that adversely affect the ranking or validity of the lenders’ security, or make optional prepayments on subordinated debt (excepting residual senior subordinated notes outstanding subsequent to the January 2006 completion of the tender offer and consent solicitation).

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

Additional information including directors’ and officers’ remunerations and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Information Circular dated December 7, 2007.  Additional financial information is provided in the Company’s consolidated financial statements for its most recently completed financial year.  A copy of such documents may be obtained upon request from the Company.

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

2.3
The Committee should meet at least quarterly.  Special meetings should be authorized at the request of any member of the Committee or at the request of the external auditor, internal auditor or senior members of management.  The external auditors should have the right to attend all meetings of the Committee.

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

3.           Duties and Responsibilities

The Committee has the responsibilities and powers set forth in this Charter:

General

3.1	The Committee shall review and reassess the charter at least annually and obtain the approval of the Board.

3.2	The Committee shall perform an evaluation of its performance at least bi-annually to determine whether it is functioning effectively.

3.3	The Committee shall review, at least on an annual basis, and approve the Company’s policies for hiring existing and former employees and partners of the external auditors.

3.4	The Committee shall meet separately, periodically, as it deems appropriate, with management, with internal auditors and with external auditors.

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

Risk Management, Internal Controls and Information Systems

3.10
The Committee shall discuss with management, the internal auditors and the external auditors the adequacy and effectiveness of internal control over financial reporting, including any significant deficiencies or material weaknesses identified by management of the Company in connection with its required quarterly certifications with securities regulatory authorities.

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

CORUS ENTERTAINMENT INC.

Date: November 28, 2007	By:	/s/ THOMAS C. PEDDIE
	Name:	Thomas C. Peddie
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Comparative consolidated financial statements for the year ended August 31, 2007, together with the auditors’ reports thereon

99.2	Management’s Discussion and Analysis of Operating Results and Financial Position

99.3	Consent of auditors - Ernst & Young LLP dated November 28, 2007.

99.4	Officers’ certifications required by Rule 13a-14(a) or Rule 15d-14(a).

99.5	Officers’ certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

99.6	Business Code of Conduct