Form 40-F
period 2008-08-31
CORUS ENTERTAINMENT INC
filed 2008-11-28
CIK 1100868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐                        Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
                                    or
☑                        Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended:              August 31, 2008

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

Securities registered pursuant to Section 12(b) of the Act:

☑           Annual Information Form                                                                ☑           Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Voting Shares	3,445,858 As of August 31, 2008
B Non-Voting Shares	77,361,578 As of August 31, 2008

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

Yes  ☑                                                      No  ☐

RENEWAL ANNUAL INFORMATION FORM

Fiscal year ended August 31, 2008

Corus Entertainment Inc.

November 27, 2008

RENEWAL ANNUAL INFORMATION FORM - CORUS ENTERTAINMENT INC.

Table of Contents
FORWARD-LOOKING STATEMENTS	3
INCORPORATION OF CORUS	3
Organization and Name	3
Subsidiaries and Affiliates	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Historical Background	5
Significant Acquisitions and Divestitures	5
DESCRIPTION OF THE BUSINESS	6
Radio	6
Description of the Industry	6
Business Overview	6
Operating Strategy	9
Competition Conditions	9
Television	10
Description of the Industry	10
Business Overview	12
Operating Strategy	15
Competition Conditions	17
ADDITIONAL INFORMATION CONCERNING CORUS’ BUSINESSES	17
Intangible Properties	17
Seasonality and Cycles	18
Economic Dependence	18
Environmental	19
Employees	19
Foreign Operations	19
Lending	19
Bankruptcy	19
Reorganizations	19
Social or Environmental Policies	19
Risk Factors	20
Control of Corus by the Shaw family	20
CANADIAN COMMUNICATIONS INDUSTRY - REGULATORY ENVIRONMENT	20
Canadian Radio-television and Telecommunications Commission	20
Industry Canada	21
Restrictions on Non-Canadian Ownership	21
Broadcasting Services	21
Radio Undertakings	22
Specialty and Premium Television Undertakings	22
Local Television Undertakings	23
Pay Audio Services	23
Cable Advertising Services	23
Canadian Content Requirement for Broadcasters	24
Film and Television Tax Credits and Grants	24
International Treaty Co-Productions	24
Competition Act Requirements	24
Investment Canada Act	25
Copyright Act Requirements	25
CAPITAL STRUCTURE	25
Description of Capital Structure	25
Share Constraints	29

Table of Contents
Ratings	30
MARKET FOR SECURITIES	30
Marketplaces	30
Trading Price and Volume	30
DIVIDEND POLICY	31
NORMAL COURSE ISSUER BID	32
DIRECTORS AND OFFICERS	32
AUDIT COMMITTEE	34
Charter	34
Composition of the Audit Committee	34
Principal Accounting Fees and Services - Independent Auditors	34
LEGAL AND REGULATORY	35
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	36
TRANSFER AGENTS	36
MATERIAL CONTRACTS	36
Senior Secured Credit Facility	36
Cross Currency Interest Rate Swaps	37
INTERESTS OF EXPERTS	37
ADDITIONAL INFORMATION	37
CORPORATE GOVERNANCE PRACTICES	37
SCHEDULE A - AUDIT COMMITTEE CHARTER	38

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

INCORPORATION OF CORUS

Organization and Name

Corus Entertainment Inc. (“Corus” or the “Company”) is a Canadian based media and entertainment company with interests in radio broadcasting, television broadcasting, and the production and distribution of children’s media content. The Company was originally incorporated under the Canada Business Corporations Act as 3470652 Canada Inc. on March 3, 1998.  Corus amended its articles to change its name to Corus Entertainment Inc. on May 28, 1999 and subsequently amended its articles on August 26, 1999 to create additional classes of shares.  It also amended its articles on January 9, 2008 to implement at two-for-one stock split of its Class A Voting Shares and Class B Non-Voting Shares (each such term as defined below under the heading “Capital Structure”), effective February 1, 2008.

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

Subsidiaries

The following table describes the significant operating subsidiaries of Corus as at August 31, 2008, their jurisdiction of incorporation or organization, and the percentage of voting and non-voting securities owned by Corus directly or indirectly.

Subsidiary	Jurisdiction	Percentage of securities owned by the Company
591987 BC Ltd.	British Columbia	100%
591989 BC Ltd.	British Columbia	100%
Corus Audio & Advertising Services Ltd.	Alberta	100%
Corus Premium Television Ltd.	Canada	100%
Corus Radio Company	Nova Scotia	100%
Encore Avenue Ltd.	Alberta	100%
Max Trax Music Ltd.	British Columbia	100%
Metromedia CMR Broadcasting Inc.	Canada	100%
Movie Central Ltd.	Alberta	100%
Nelvana Limited	Ontario	100%
TELETOON Canada Inc.	Canada	50%
W Network Inc.	Canada	100%
YTV Canada Inc	Canada	100%

The Corporation has other subsidiaries but they have been omitted as each represents 10% or less of total consolidated assets and 10% or less of total consolidated revenues.  These omitted subsidiaries together represent less than 20% of total consolidated assets and revenues.

GENERAL DEVELOPMENT OF THE BUSINESS

Corus is an integrated Canadian media and entertainment company with an established global distribution network for the programming the Company produces.  Corus has strong established brands in each of its businesses: Radio, Television, and Content.  The principal assets consist of 53 radio stations; a variety of specialty television networks focused on children and adult genres; western Canada’s premium television services; Nelvana Limited, an international producer and distributor of children’s programming and merchandise products; Kids Can Press, the largest Canadian-owned English language publisher of children’s books; three broadcast television stations; a cable advertising service; and a digital audio service.

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

On September 3, 1999, the Corus Class B Non-Voting Shares were listed and posted for trading on the Toronto Stock Exchange (CJR.B).  On May 10, 2000, Corus Class B Non-Voting Shares were listed for trading on the New York Stock Exchange (CJR).

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

Radio station acquisitions and disposals

In the fourth quarter of fiscal 2007, the Company completed the acquisition of two radio stations.  The total cash consideration paid was $18.0 million.  In fiscal 2008, the Company acquired an additional station for approximately $1.1 million, and disposed of another station.

Sale of Controlling Interest in The Documentary Channel

In the last quarter of fiscal 2007, the Company completed its sale of its controlling interest in The Canadian Documentary Channel Limited Partnership to the Canadian Broadcasting Corporation.

Acquisition of Canadian Learning Channel

In the first quarter of fiscal 2009, the Company completed the acquisition of Canadian Learning Television. The total cash consideration paid was approximately $75.0 million, including customary closing adjustments.

DESCRIPTION OF THE BUSINESS

Through fiscal 2008, Corus’ principal business activities were conducted through three operating groups: Radio, Television and Content.  Commencing in fiscal 2009, the Content group has been integrated with the Television group, as described below.

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

According to the CRTC, as of August 31, 2007, there were 619 commercial radio stations in Canada of which approximately 72% were FM stations and 28% were AM stations.

The industry is dependent upon advertising revenues for economic performance and growth. According to the CRTC, the industry generated over $1.5 billion in revenues in 2007 up 6.2% versus last year. Radio stations compete for advertising dollars with other radio stations and many other forms of media. According to industry sources, the radio industry captures approximately 10% of an estimated $14.2 billion spent on advertising in Canada, compared to the newspaper and television industries, which capture approximately 18% and 23% of the total, respectively. According to the CRTC, in 2007, local advertising and national advertising represented 75% and 25%, respectively, of total radio advertising revenues.

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

Corus Radio is the second largest radio operator in Canada in terms of audience reach and tune-in. According to BBM’s Survey 1 2008 (“S1 ’08”), Corus had a market share of 27.5% in terms of audience reach, just slightly behind the market leader Astral Media which had market share of 29.1%.  Rogers Media and CTVglobemedia fell close behind with market shares of 18.5% and 15.2%, respectively, in terms of reach, during that same period. Corus Radio reaches one in four Canadians on a weekly basis.

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

Corus Radio’s primary method of distribution is over-the-air, analog radio transmission.  Each radio station’s content is available to audiences through traditional analog radio receivers at the particular station’s licensed frequency on the AM or FM band.  The following table sets out particulars of Corus’ radio stations as at October 31, 2008:

Location	Call letter	Frequency	Format	Target	Rank	Audience share (i)
B.C.
Vancouver	CKNW (CKNW 980)	AM	News/Talk	A35+	1	14.8
	CFOX (The Fox)	FM	Active rock	M18-34	1	20.8
	CFMI (Rock 101)	FM	Classic rock	M25-54	3	9.6
	CHMJ (AM 730)	AM	Traffic	M25-49	13	0.9

Alberta
Calgary	CKRY (Country 105)	FM	Country	A35-54	3	9.2
	CHQR (QR77)	AM	News/Talk	A35+	1	10.8
	CFGQ (Q107)	FM	Classic rock	M25-49	7	6.0
Edmonton	CHED (630 CHED)	AM	News/Talk	A25+	2	13.1
	CKNG (JOE)	FM	80’s/90’s	A25-49	3	11.0
	CISN (CISN Country)	FM	New country	F35-54	1	21.9
	CHQT (i880 News)	AM	News	A25-54	13	1.8

Manitoba
Winnipeg	CJOB (CJOB 680)	AM	News/Talk/Sports	A35+	1	20.3
	CJGV (Groove FM)	FM	Smooth adult jazz	A35-64	10	2.2
	CJKR (Power 97)	FM	Rock	M18-34	1	28.9
Ontario
Barrie	CIQB (B101)	FM	Hot adult contemporary	A25-54	3	10.1
	CHAY (The New CHAY)	FM	Adult contemporary	A25-54	5	6.2
Burlington	CING (Country 95.3)	FM	Country	A25-49	3	5.8
Cambridge	CJDV (DAVE)	FM	80’s/90’s	A25-49	3	10.8
Collingwood	CKCB (The Peak)	FM	Adult contemporary	A25-54	NA	NA
Cornwall	CFLG (Variety 104.5)	FM	Adult contemporary	A25-49	1	29.2
	CJSS (Rock 101.9)	FM	Rock	M25-54	2	17.2
	CJUL (AM1220)	AM	News/Talk/Oldies	A35-64	5	5.7
Guelph	CJOY (1460 CJOY)	AM	Oldies	A35+	1	10.1
	CIMJ (Magic 106.1)	FM	Adult contemporary	A25-49	1	19.4
Hamilton	CJXY (Y108)	FM	Rock hits	M25-49	2	10.0
	CHML (AM 900)	AM	News/Talk	A35+	2	7.3
Kingston	CFMK (JOE)	FM	80’s/90’s	A25-49	4	7.4
	CFFX (Lite 104.3)	FM	Adult contemporary	F35-54	6	6.9
Kitchener	CKBT (91.5 The Beat)	FM	Contemporary hit	A25-44	4	8.0
London	CFPL (FM 96)	FM	Rock	M18-49	1	29.1
	CFPL (AM 980)	AM	News/Talk	A35+	7	4.8
St. Thomas	CFHK (Fresh FM)	FM	Contemporary hit	A18-34	2	16.2
Peterborough	CKWF (The Wolf)	FM	Rock	A25-49	1	28.2
	CKRU (980 Kruz)	AM	Oldies/Sports	A35+	2	15.2

Location	Call letter	Frequency	Format	Target	Rank	Audience share (i)
Toronto	CFNY (102.1 The Edge)	FM	New rock	M18-34	1	12.9
	CILQ (Q107)	FM	Classic rock	M25-49	1	12.4
	CFMJ (AM 640)	AM	News/Talk	M25-49	12	2.7
Woodstock	CKDK (The Hawk)	FM	Classic rock	M25-49	6	6.8
Quebec
Gatineau	CJRC	FM	News/Talk	A35+	2	10.9
Montreal	CFQR	FM	Adult contemporary	F25-54	2	24.7
	CKOI	FM	Contemporary hit	A25-54	5	8.6
	CKAC	AM	Sports	A35+	7	3.2
	CINW (940 News)	AM	News/Talk	A35+	5	5.0
	CHMP	FM	News/Talk	A25-54	4	10.0
	CINF (Info 690)	AM	News	A35+	9	1.1
Quebec City	CFOM	FM	Adult contemporary	A25-54	5	10.8
	CFEL	FM	Soft rock	A25-54	10	0.1
Saguenay	CKRS	FM	News/Talk	A35+	2	17.0
St. Jerome	CIME	FM	Adult contemporary	A25-54	1	19.0
Sherbrooke	CHLT	FM	News/Talk	A35+	3	11.0
	CKOY	FM	Contemporary hit	A25-34	3	9.5
Trois Rivieres	CHLN	FM	News/Talk	A35+	4	10.0

(i) Sources:	S2’08 - Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, Toronto, Gatineau, Montreal, Quebec City, S4’07 - Cornwall, Guelph, Peterborough, Woodstock; St. Jerome, S1’08 - All other markets

Corus Radio derives the majority of its revenues from advertising sales. Revenues for fiscal 2008 and 2007 were $286 million and $276 million, respectively.

Revenues from Corus Radio are derived mainly from two types of advertising: (a) advertising by local advertisers who are generally local merchants and who operate in the trading area encompassed by the station’s signal; and (b) advertising by national businesses such as automotive manufacturers, breweries, banks, fast food chains and similar operations which develop national advertising campaigns. The extent to which Corus’ advertising revenues are from local or national advertising depends on the given market.  In 2008, approximately 73% of Corus Radio’s advertising revenues were derived from local advertising.

In addition to advertising revenues, Corus Radio derives a smaller portion of its revenues through non-traditional revenue sources (non-airtime).  Websites have proven to be extremely popular with audiences and advertisers and are a growing source of revenue.  Corus Radio has very loyal listeners that continue to be connected to the station for the music, the hosts, the events and information-entertainment that is present on Corus websites.  With approximately 1,434,000 people registered to Corus Radio’s stations’ web-clubs and permission-based e-mail, the stations are able to develop one-to-one relationships and connect audiences with advertisers in areas that meet their needs.  Other sources of non-traditional revenue include sponsorships, concerts and other events that allow Corus Radio to diversify its revenue streams and reach more potential listeners.

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

During fiscal 2008, Corus concluded the purchase of CKOY-FM in Sherbrooke from Groupe Generation Rock Inc., an independent operator.  The transaction closed on January 27, 2008.  Corus Radio also completed the sale of CHRC-AM in Quebec City.  The sale closed on September 1, 2008.
Corus Radio is committed to providing the best quality in programming for the listener.  Corus Radio stations boast key proprietary personalities that are both highly recognized in their communities and dedicated to Corus programming standards.  The Company is committed to reformatting stations when research shows that there is a need.  In fiscal 2008, Corus’ recently reformatted stations continued to gain traction with their targeted demographics.

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

Corus owns a 50% stake in Canadian Broadcast Sales (“CBS”), in partnership with Rogers Media.  CBS is Canada’s leading national sales representation firm. In addition, Corus Radio operates Group Force Radio, a joint venture with Cogeco. Group Force Radio focuses on developing and delivering increased National revenues specific to the province of Quebec.

Corus Radio will continue to leverage new media to expand its audience and give new opportunities to advertisers through a series of strong local websites to complement Corus’ radio stations.  On-line audio streaming through websites affords the broadcaster and advertiser a more personal connection with the listener not available through traditional radio.

Competitive Conditions
Radio stations compete for advertising dollars with other radio stations in their respective market areas as well as with other forms of media such as conventional television, specialty television networks, daily, weekly, and free-distribution newspapers, outdoor billboard advertising, magazines, other print media, direct mail marketing, and the Internet. In each market, Corus’ radio stations face competition from other stations with substantial financial resources, including stations targeting the same demographic groups. In markets near the U.S. border, such as Kingston, Corus also competes with U.S. radio stations. On a national level, Corus competes generally with Astral Media, Rogers Media and CTVglobemedia, each of which owns and operates stations across Canada.

Factors that are material to competitive position include the station’s rank in its demographic, market share of audience, authorized power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of stations in the market area.

TELEVISION

Corus’ television group (“Corus Television”) comprises specialty television networks, premium pay television services, three local television stations, other media services and the Content group which consists of the production and distribution of television programs and the merchandising of related products and rights.

Description of the Industry
According to the CRTC Communications Monitoring Report 2008, there were approximately 10.7 million subscribers to television programming services in 2007. There were approximately 7.7 million cable subscribers and 2.631 million direct-to-home (“DTH”) satellite and multipoint distribution systems (“MDS”) subscribers. Total digital subscribers were approximately 6.2 million, up from 5.8 million a year earlier.

Specialty and Premium Pay Television Networks
Specialty and premium pay television networks generated $2.7 billion of combined advertising and subscriber revenues in 2007. Specialty and premium television networks are available to those Canadians who subscribe to the service package of a particular broadcasting distribution undertaking (“BDU”) (i.e. cable television, direct-to-home satellite and multipoint distribution systems). Specialty television networks provide special interest, news, sports, arts and entertainment programming, while premium television networks provide commercial-free movies, series and special event programming.

Specialty and premium pay television networks each obtain revenues by charging a monthly subscriber fee to cable and direct-to-home satellite operators.  Subscriber fees are the sole source of revenues for licensed premium television services, while specialty services can also generate advertising revenue.  The CRTC regulates the maximum subscriber fee if the network is included as part of the basic cable service of a large cable operator, but not if the network is carried on a discretionary tier. Regardless, the amount of the subscriber fee is specified in the network’s agreement with the BDU. Digital specialty services are carried on a discretionary tier of digital-only theme packages, as a stand-alone digital offering, or as part of individual premium services provided to digital subscribers [need to update for digital basic].  Specialty and premium television networks benefit from these subscriber fees, which are supported by the high level of cable and satellite penetration in Canada. Subscribers to discretionary tiers pay monthly fees to their BDU that reflect an amount for the basic service, plus an additional amount for specialty and premium television networks for which they subscribe on discretionary tiers.

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

Unlike premium television networks, which are prevented by CRTC regulations from obtaining advertising revenues, specialty television networks may obtain both subscriber and national advertising revenues. Specialty television networks appeal to advertisers seeking highly targeted markets. The CRTC limits national advertising to 12 minutes an hour but does not regulate advertising rates, and specialty television networks are not required to share a portion of their advertising revenues with the cable and DTH satellite operators. According to the CRTC, television advertising in 2007 totaled approximately $3.3 billion in Canada.  Specialty television networks received a 29% share of total television advertising revenues, or approximately $994 million, up from $882 million or a 27 % share of total television advertising revenues in 2006.

Canadian specialty and premium television networks have experienced subscriber growth over the past decade due to the advances in cable-based delivery systems and the growth of DTH satellite services. In November 2000, a number of new digital specialty television network licenses were awarded by the CRTC for launch commencing September 2001. Of these licenses, 21 were Category 1 and 262 were Category 2. Since the initial awarding of 262 Category 2 licenses, additional Category 2 licenses have been granted.  However, as of December 2007, only approximately 81 Category 2 digital networks are in operation.

Production and Distribution
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

Despite the current environment, the long-term outlook for the worldwide animation business and the children’s entertainment sector is favorable.  Future growth in the sector is being fueled by:

•	the growth of the 3D animation market;
•	the shift of audiences from traditional broadcast networks to cable networks;
•	the growth of digital television services, providing a new platform for additional cable and satellite services and thereby new programming opportunities;
•	the continued international expansion by all types of programming services, including major U.S. broadcasters and domestic children’s services;
•	the growth in demand for content featuring recognizable characters on the Internet; and
•	the emerging platforms for content distribution (i.e. video on demand, subscription video on demand, broadband, cell phones and video games).

According to industry sources, total spending on filmed entertainment, which includes feature films, video, television shows, animation and other programming worldwide is expected to grow from an estimated US$85.9 billion in 2007 to US$111.2 billion in 2012.

The home entertainment market is a US$58.5 billion industry worldwide, and includes DVD & VHS sales and in-store rental and online rental subscription revenues.  Growth is expected to continue due to two factors: (1) increased penetration of HD TV systems, which in turn will spur DVD sell-through as customers upgrade their DVD collections to HD, (2) the launch of new digital download-to-own and subscription streaming services, which make available a broader selection of content to customers.

Merchandising
According to industry sources, in 2007 licensed retail sales in the United States and Canada were approximately US$68.7 billion. All of Corus’ character brands fall into the entertainment/character property type category, which, according to industry sources, accounted for US$12.2 billion of retail sales in the United States and Canada in 2007. The entertainment/character property type category accounts for 18% of total licenses retail sales in the United States and Canada in 2007.

Local Television
Local television stations are licensed by the CRTC and provide over-the-air broadcast television signals to viewers within a local geographical market or on a network basis.  In addition to receiving conventional television signals off-air, the majority of Canadian viewers have access, either directly or through a BDU, to the television signals of U.S. border stations which are generally affiliated with one of the four U.S. commercial networks (ABC, NBC, CBS and Fox) and a Public Broadcasting Service station.  Canadian conventional television stations generate revenue from advertising and receive no subscription revenues.  The number of commercial messages that a station may broadcast is restricted to 12 minutes an hour other than in the peak viewing periods of 7 p.m. to 11 p.m. where the limit was raised to 14 minutes an hour beginning September 1, 2007.  The commercial message limit increased to 15 minutes an hour for all viewing periods effective September 1, 2008 and will be eliminated all together effective September 1, 2009.  The success of conventional television is dependent on the quality of programming which results in audience ratings that in turn attract advertisers to a station or network.  In the case of stations affiliated with the CBC, the local, private affiliated station receives a fee from the CBC to air or broadcast CBC national programming at certain designated times, in addition to being able to generate advertising revenues.

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

Business Overview
Corus had the following interests in specialty and premium television networks in Canada as at October 31, 2008:

Network	Description of programming	Interest
YTV	Children/Family	100%
Treehouse TV	Preschool children/Parents	100%
W Network	Lifestyle and entertainment geared to women	100%
Country Music Television	Country music/Country lifestyle	80%
Telelatino	Canadian-Italian and Spanish	50.5%
TELETOON	Children/Family/Adult animation	50%
The Food Network Canada	Food related	20%
Movie Central	Premium movies and series	100%
Encore Avenue	Classic movies	100%
Discovery Kids (Digital Service)	Children/Family	53.6%
SCREAM TV ( Digital Service)	Horror and thriller movies and series	51%
Canadian Learning Television	Formal and informal educational programming	100%
Cosmopolitan Television	Lifestyle and entertainment geared to working women aged 18 to 34	54%

Specialty Television Networks
Corus Television’s group of specialty television networks appeal particularly to kids, teens and women, much-coveted target groups among Canadian marketers.  Our television networks, W Network, YTV and Treehouse are all ranked among the top three analog television networks based on targeted demographics.

YTV is a specialty television network dedicated to programming for children and teens aged two to 17. YTV has the highest average weekly reach of any Canadian specialty network for Kids 2-11 based on the BBM NMR 07/08 broadcast year data.  This network reaches children beyond the television with interactive events and initiatives including ytv.com, a top Canadian kids’ website. YTV is generally carried on the basic tier.

Treehouse TV is a specialty service in Canada dedicated to preschoolers (aged two to five). Treehouse TV operates on a 24-hour basis offering a commercial-free television environment in its preschool programming that reflects the interests and developmental levels of young children.  Treehouse TV broadcasts all of the top 50 preschool shows in Canada, based on BBM NMR 07/08 broadcast year data.

W Network is a specialty television service dedicated to serving the needs and interests of women.  On April 15, 2002, the service, which was previously known as WTN, was rebranded, reformatted and relaunched as W Network.  Since the relaunch, BBM NMR statistics show that W Network has achieved a 117% growth in its average audience for its core demographic of women 25-54. Recent Nielsen statistics indicate that W Network has the highest average minute audience of all Canadian specialty networks for women 25 to 54 with an 18% lead over its nearest competitor.

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

Canadian Learning Television was acquired by Corus on September 1, 2008.  The service was rebranded in November 2008 and will focus on boomer women, women 35 to 54.

Currently, Corus offers three digital specialty television networks:
(1)	Discovery Kids which offers children informative and entertaining programming with an emphasis on action, adventure and the environment;
(2)	SCREAM TV, which offers horror and thriller theme through a movie-rich schedule of classic and modern thrillers, cult favorites and popular series; and
(3)	Cosmopolitan Television, which offers lifestyle and entertainment programming, geared towards women 18 to 34.

Discovery Kids and SCREAM TV were launched in September 2001.  Cosmopolitan Television was launched in February 2008.

Corus also holds interests in the following specialty television networks:

•
A 50% interest in TELETOON, which is a Canadian specialty service featuring a wide range of animation programming in all forms. TELETOON is available in both an English language version and a French language version. In 2007 Corus increased its ownership interest from 40% to 50%. TELETOON launched a new English language digital channel, TELETOON Retro in October 2007.  TELETOON Retro French, launched in September 2008.

•	A 20% equity interest in The Food Network Canada, a specialty service which provides information and entertainment programming related to food and nutrition.

Revenues from Corus’ specialty television networks are derived primarily from subscriber fees and advertising.  In fiscal 2008, subscriber fees accounted for 89% and advertising accounted for 59% of total revenues from the specialty television networks.

Premium Television Networks
Movie Central and Encore Avenue provide premium television services in western Canada, featuring blockbuster movies, series and specials from diverse genres on six channels. Each channel broadcasts commercial-free 24 hours a day, seven days a week. The Movie Central brand consists of four channels standard definition channels and two high definition channels and the Encore brand consists of two standard definition channels.

Revenues from premium television networks have experienced significant growth over the past three years as a result of increased direct-to-home satellite and digital cable subscribers. As at August 31, 2008, Corus’ Movie Central service had 891,000 subscribers, a 1% increase in year-over-year subscribers, representing penetration of approximately 42% of digital cable and direct-to-home satellite subscribers in western Canada.  The subscriber growth slowed in 2008 due in part to the writer’s strike which delayed the launch of several key series.  These series returned in 2009.

Production and Distribution
Nelvana Enterprises distributes programming that has been developed and produced by the Nelvana Studio.  Nelvana Enterprises distributes programming to broadcasters in over 190 countries, including some of the world’s leading networks, such as Nickelodeon, the Disney Channel, HBO, ITV in the United Kingdom and France 3. There are 79 television programs licensed in Canada, and 41 in the United States.  Programming is distributed through three sales and distribution offices located in Toronto, Canada, Shannon, Ireland and Paris, France.

At August 31, 2008, Nelvana Enterprises’ program library totaled over 3,000 half-hour equivalent episodes, comprising 87 animated television series, 18 specials, 19 animated feature length films and 9 live action series. Children’s animated programs generally have longer life spans than those of live action programs because they can typically be resold continually to new generations of audiences around the world. International television markets outside of the United States and Canada are Nelvana Enterprises’ largest source of revenue, accounting for 40% of production and distribution revenues in fiscal 2008, compared to 33% from the Canadian market and 27% from the United States.

Merchandising
Television’s merchandising business contains some of Nelvana’s most popular characters, including Bakugan, Franklin, Babar, and Backyardigans, which have achieved recognition and popularity worldwide and have become valuable long-term merchandising brands. Nelvana Enterprises’ merchandising efforts focus on marketing its most popular brands and co-coordinating with retailers to promote its character merchandise in North America and around the world. Nelvana Enterprises becomes either the licensor or agent, on behalf of the owner of the property, for most product categories, including toys, plush, apparel, gifts, book publishing and interactive products for brands produced by the studio or acquired from third parties. Highlights in fiscal 2008 include the launch of Bakugan, as well as the ongoing rollout of Backyardigans in key international markets.

Publishing
Television’s publishing business is conducted through its subsidiary Kids Can Press, acquired in 1998. Kids Can Press is the largest Canadian-owned English language publisher of children’s books with a broad and growing backlist of titles. Highlights of the Kids Can Press catalogue include:

•	Franklin - more than 61 million books sold worldwide.
•
Scaredy Squirrel - this charming worrywart has sold almost 500,000 books worldwide.  Scaredy arrived in 2006.  With the publication of the third book in the series, it has become a publishing phenomenon - making it the number one selling series for Kids Can Press.  This series now includes Scaredy Squirrel, Scaredy Makes a Friend, Scaredy at the Beach with Scaredy at Night launching in Spring 2009.  With the forthcoming television series in production, we anticipate even greater sales.

Local Television
Corus owns three local television stations - one in each of Kingston, Peterborough and Oshawa, Ontario. Each is an affiliate of the CBC.  These were acquired in April 2000 as part of the Power Broadcasting acquisition.

Revenues are almost exclusively derived from advertising. In fiscal 2008, national agency directed clients and local advertisers accounted for a combined 84% of revenues.  CBC network affiliate payments amounted to 12% of revenues, with the remaining 4% originating from a variety of other sources.

Other Media Services
Corus Custom Networks (“CCN”) primarily operates TV listings channels, providing viewers with current and easily accessible listings for the local cable television program lineup. Revenues for Corus Custom Networks are derived through advertising.

Max Trax is a residential digital audio service launched in the spring of 1997.  Max Trax is a partner in a joint marketing agreement with CBC to offer a 40 channel service package.  Max Trax is carried by cable operators and direct-to-home satellite operators.  Revenues from Max Trax are earned through subscriber fees. [May need to update prior to release]

Operating Strategy
Corus has reorganized its television division to focus on two strategic portfolios. The kids’ portfolio includes YTV, Treehouse TV, TELETOON, Discovery Kids,the Nelvana Studio and Nelvana Enterprises.  The consolidation of the kids assets will allow for shared programming, a streamlined development process, the ability to create and maintain multi-platform rights in Canada and ensure stable output with cost certainty for the studio.  The Lifestyle, Drama and Movies portfolio includes the operations of W Network, CMT, Telelatino, Movie Central, Encore Avenue, CLT, Cosmopolitan TV and SCREAM TV.   Management is responsible for generating program buying synergies, developing strategies for integrating operations where possible, as well as consolidating cross-promotion and marketing opportunities and joint sales initiatives.

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

Kids
Corus Television continues to lead the kids’ entertainment marketplace in Canada through programming on YTV, Treehouse TV, TELETOON and Discovery Kids.  Corus Television intends to drive revenue growth in the kids sector by building program ratings, building the kids market by attracting new advertisers and building new revenue sources.  Corus Television will also focus on programming and operational synergies across its broadcast properties.

The integration of the Content business maximizes new platform efforts, an increasingly important segment of the kids market.  The consolidation of the development streams ensures that Corus continues to create superior content which will drive ratings.  The studio will continue to provide content to Teletoon to meet that networks unique needs.

The kids’ market and new media provide growth opportunities.  Corus Television will capitalize on the growth in the home entertainment industry, both domestically and internationally, by constructing and investing in the new media platforms such as VOD, SVOD, mobile and interactive games) to create new revenue streams.  .  Many of these distribution platforms - VOD, SVOD, cell phones and broadband - are in the early stages and are not expected to generate significant revenue for at least five years.  Corus Television has concluded transactions or is in dialogue with all of the major strategic players in the On-Demand space including Comcast, Microsoft, Hewlett Packard and Sony in order to determine the best fit for Corus’ properties.

Corus Television owns a 12.5% interest in qubo, a kids channel in the United States.  Corus launched this channel in partnership with ION Networks, Entertainment Rights, Scholastic and NBC Universal.  The channel, which focuses on educational and entertaining programming, provides another outlet for Nelvana shows and is currently in approximately 8 million homes.

Corus Television is also using its programming library to help launch new linear broadcast channels internationally.  One such channel initiative, Kidsco, was launched in fiscal 2007 to help increase the profile of the Nelvana brands. Corus Television owns one third of the channel in partnership with NBC Universal and Cookie Jar.  Kidsco is targeted to preschoolers, kids aged 6 to 11 and their families.  Kidsco is currently carried in 40 counties across Asia, Europe and Africa.

This ever growing number of outlets for the distribution of children’s content creates a need for Corus Television to be focused on rights management.  By identifying and properly tracking the full spectrum of rights attached to Nelvana properties, we are better able to optimize current deal structures. Corus Television ensures that it licenses only those specific rights required by its current customers, and retains unrelated, neighboring rights for future exploitation.   This in turn will enable us to monetize emerging distribution platforms that have yet to appear in today’s marketplace.

Lifestyle, Drama and Movies
Corus Television has achieved a leadership position in the women’s genre with its W Network targeting women aged 25-54.  The viewing audience in this demographic has increased 117% since the 2001-2002 season, making W Network one of the leading specialty service for women.  In fiscal 2008, W Network had the highest average minute audience of all Canadian specialty networks for women 25-54, with an 18% lead over its nearest competitor.  W Network intends to invest in its programming to maximize audience growth and revenue potential.  W Network is building an outstanding programming schedule anchored on movie blocks, lifestyle shows and drama and comedy series.  The Company will focus on new media opportunities and platforms to deliver the programming that the target audience wants, in the format they want it in, through the wnetwork.com website and other merchandise offerings.

Corus Television will broaden its position with women by expanding its portfolio.  Cosmopolitan TV, a channel for women 18 to 34 was launched in February 2008.  The channel features content about relationships and sex and is currently being previewed in 5 million households.  Corus Television also added CLT to its portfolio in September 2008.  This channel will be rebranded to target Boomer women, aged 35 to 54.

Corus Premium Television will continue to operate under two separate licenses (Movie Central and Encore Avenue). Corus Premium will continue to focus on delivering high quality programming and investing in marketing to promote customer acquisition and retention. Having established a track record of successful direct marketing campaigns, undertaken with the cooperation of key cable and satellite providers, Corus will continue to capitalize on the growth in the number of digital households in western Canada as well as up-selling current digital households. Demand for movies and new original dramatic series continue to fuel strong interest in the service’s programming. Movie Central has secured output agreements with major Hollywood studios for exclusive programming, such as first windows on blockbuster feature films and new HBO and Showtime products. These agreements allow Movie Central to premiere HBO series on Movie Central at the same time as they debut in the United States.  In September 2008, Movie Central reached an agreement with HBO to launch HBO Canada on October 30, 2008.  Available through all major cable and satellite affiliates, HBO Canada is a multiplex channel that will be offered as part of our Movie Central package in western Canada.  Astral’s The Movie Network will offer the same HBO Canada package in eastern Canada.

Corus Premium Television is also leading with innovative new digital product offerings which will fuel digital growth, reduce churn and contribute incremental revenues.  In this regard, Corus Premium Television established the first Subscription Video on Demand product in Canada. Movie Central SVOD offers Movie Central subscribers more than 90 hours of unique programming each week including feature films from five major Hollywood studios and high-profile US series.  In conjunction with Shaw’s VOD service, this service is offered to current subscribers for a separate monthly subscription.

Movie Central has two dedicated high definition channels showcasing an unparalleled lineup of new releases in true high definition format. One of the high definition channels will be re-branded HBO Canada. Encore Avenue HD, which launched in April 2008, offers subscribers re-mastered library features in true HD.

In addition to the growth of digital products, opportunities are developing on two mainstream platforms, broadband and mobile, that are creating new revenue opportunities for Corus Premium Television. Although the products are still quite nascent, Corus believes the potential is substantial and is actively exploring and developing these opportunities with the BDUs now.

Other Media Services
Corus believes cable advertising services such as Corus Custom Networks are a cost-effective advertising vehicle for national accounts and local merchants, particularly in areas where there are no local television stations. Corus’ operating strategy involves optimizing existing products and services through product quality enhancements. CCN  is also investigating new types of advertising-related businesses that are complementary to its core competencies including a long form infomercial channel, Eyes On which has launched and an on demand offering, Eyes On Demand expected to launch by the end of the year.  Corus Custom Networks has streamlined operations by creating regional hubs to service advertisers.

Competitive Conditions
The television broadcast environment is highly competitive.  The principal methods of competition in broadcast television are the development and acquisition of popular programming and the development of audience interest through programming and promotion, in order to sell advertising at profitable rates.  Broadcast networks like YTV, W, CMT, CLT the local stations and digital channels compete for audience, advertising revenues, and programming with other broadcast networks such as CBC, CTV, Global, Rogers, other digital channels, independent television stations, basic cable program services as well as other media, including DTH television services, videocassettes, DVDs, print and the Internet.

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

Corus Television’s specialty and premium television networks compete for subscriber fees with other specialty and premium television network operators, including CTVglobeMedia, Canwest Global, Allarco Limited and Astral. According to the CRTC, in 2007, the Canadian specialty television and premium television network industries generated $2.7 billion of combined advertising and subscriber revenues. Corus’ specialty services also compete directly for advertising revenues with the operators of cable networks listed above and with broadcast networks, including Global, CBC and CTV, and with other advertising media. Corus’ conventional television stations compete principally for viewers and advertisers with other television stations that broadcast in central and eastern Ontario.

In June 2006, the CRTC licensed a national pay television service which will compete directly with Corus’ premium television networks.  The service launched in the fall of 2007.

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

e)  Employees

As at August 31, 2008, Corus had approximately 1,972 full-time employees.  The Company operates in a non-union environment except for: 152 employees in specialty and conventional television and radio and 26 employees in its Quebec radio operations who are members of the Communications, Energy and Paperworkers Union of Canada; 65 employees in Quebec radio operations who are members of the Syndicat Général de la Radio; 6 employees in Quebec radio operations who are members of the Centrale Syndicat Nationale; 10 employees in Quebec radio operations who are members of the Independent Syndicat; and 26 employees in Quebec operations who are members of the Syndicat Canadien de la Fonction Publique.

There are 117 Corporate employees, 1,117 Radio employees of which 155 are unionized, 653 TV employees of which 130 are unionized and 85 Content employees.

f)  Foreign Operations

A significant portion of the revenues in the Content division are in currencies other than Canadian dollars and therefore subject to fluctuation in exchange rates.  Approximately 6% of Corus’ consolidated revenues for the year ended August 31, 2007 were derived from foreign operations.

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

k) Risk Factors

A discussion of risk affecting the Company and its business is set forth under the heading “Risks and Uncertainties” in the Management’s Discussion and Analysis for the year ended August 31, 2008, as contained in the Company’s 2008 Annual Report, which discussion is incorporated by reference herein.  In addition, the Company is subject to the risks and uncertainties set forth below in the discussion of the Canadian communications industry regulatory environment.

These descriptions of risks do not include all possible risks, and there may be other risks of which the Company is currently not aware.

l) Control of Corus by the Shaw family

JR Shaw and members of his family and the corporations owned and controlled by JR Shaw and members of his family (the “JR Shaw Group”) currently own a majority of the outstanding Class A participating shares in the capital of Corus.  The Class A participating shares are the only shares entitled to vote in all circumstances.  All of the Class A participating shares held by the JR Shaw Group are subject to a Voting Trust Agreement entered into by such persons.  The voting rights with respect to such Class A participating shares are exercised by the representative of a committee of five trustees.  Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A participating shares will continue to be, able to elect a majority of the Board of Directors of Corus and to control the vote on matters submitted to a vote of Corus’ Class A participating shareholders.

CANADIAN COMMUNICATIONS INDUSTRY
REGULATORY ENVIRONMENT

Canadian Radio-television and Telecommunications Commission

Under the Broadcasting Act (Canada), the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing broadcasting policy objectives set forth in the Broadcasting Act.  The regulations, policies and decisions of the CRTC can be found at www.crtc.gc.ca.

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

The current objectives of the CRTC, as articulated in its 1997 Vision Statement and revised in May 1998, are to:

•	promote an environment in which existing and new communications services are available to Canadians;
•	ensure a strong Canadian presence in content that fosters creative talent and reflects Canadian society, including its linguistic duality and cultural diversity;
•	promote choice and diversity of high-quality communications services; and
•	to foster strong competitive and socially responsive communications industries.

The CRTC “3-Year Work Plan - 2008-2011” included priorities for the communications sector which expand upon the aforementioned Vision Statement:

•	a more focused regulatory approach;
•	greater outreach to stakeholders; and
•	an improved organization

In support of these priorities, the CRTC stated that the principles of transparency, fairness, predictability, and timeliness would be continually upheld.  The CRTC defined its outcomes as:

•	a strong Canadian presence on all platforms
•	a globally strong and competitive communications sector; and
•	informed Canadians participating in the communications system

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

CAPITAL STRUCTURE

Description of Capital Structure

(a) General

The authorized share capital of Corus consists of an unlimited number of Class A participating shares (“Class A Voting Shares”); an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) (and, together with the Class A Voting Shares, the “Corus Shares”); an unlimited number of Class 1 preferred shares (the “Class 1 Preferred Shares”), issuable in series; an unlimited number of Class 2 preferred shares (the “Class 2 Preferred Shares”), issuable in series; and an unlimited number of Class A preferred shares (the “Class A Preferred Shares”). As at August 31, 2008, there were 3,445,858 Class A Voting Shares, 81,024,594 Class B Non-Voting Shares and no preferred shares outstanding.

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

In general, subject to the rights of any preferred shares outstanding from time to time, holders of Class A Voting Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors of Corus determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, except that, during each Dividend Period (as defined below), the dividends (other than stock dividends) declared and paid on the Class A Voting Shares will always be $0.005 per share per annum less than the dividends declared and paid in such Dividend Period to holders of the Class B Non-Voting Shares, subject to proportionate adjustment in the event of any future consolidations or subdivisions of Corus Shares and in the event of any issue of Corus Shares by way of stock dividends. A “Dividend Period” is defined as the fiscal year of Corus or such other period not exceeding one year in respect of which the directors of Corus have an announced current policy to declare and pay or set aside for payment of regular dividends.

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

Trading Price and Volume
The following table sets forth the monthly price range and volume traded for each of the Company’s publicly traded securities for each month during the fiscal year ended August 31, 2008.

TSX - CJR.B
Month	High	Low	Close	Average Daily Volume

September 2007	25.10	23.28	23.54	170,849
October 2007	25.38	23.19	24.88	155,991
November 2007	25.92	23.76	24.78	158,869
December 2007	25.00	23.56	24.16	105,700
January 2008	24.26	20.43	21.77	148,221
February 2008	23.98	19.13	20.16	168,828
March 2008	21.50	17.70	18.01	198,003
April 2008	19.70	17.33	19.35	207,155
May 2008	21.36	19.00	19.50	384,574
June 2008	20.25	17.50	18.19	218,325
July 2008	18.31	15.59	18.14	320,822
August 2008	20.21	17.80	19.53	199,484

NYSE - CJR
Month	High	Low	Close	Average Daily Volume

September 2007	24.53	22.25	23.73	29,589
October 2007	26.52	23.28	26.38	32,365
November 2007	27.09	23.91	24.67	31,019
December 2007	25.12	23.22	24.54	24,650
January 2008	24.52	20.02	22.02	29,162
February 2008	23.88	19.80	20.31	32,490
March 2008	21.71	17.24	17.63	34,420
April 2008	19.49	17.03	19.30	29,259
May 2008	21.01	18.80	19.62	24,805
June 2008	20.03	17.27	17.90	39,281
July 2008	17.84	15.71	17.62	77,268
August 2008	18.94	16.58	18.17	65,930

All price and volume information is from independent third-party sources.

DIVIDEND POLICY

(a) Dividend Policy

The Company’s dividend policy is reviewed on a quarterly basis by the Board of Directors.  Shareholders are entitled to receive dividends only when any such dividends are declared by the Company’s Board of Directors, and there is no entitlement to any dividend prior thereto.

As described above, the dividends (other than stock dividends) declared and paid on the Class A Voting Shares shall be $0.005 per share per annum less than the dividends declared and paid to holders of the Class B Non-Voting Shares. See the information under the heading “Capital Structure - Description of Capital Structure - Class Voting A Shares and Class B Non-Voting Shares”.

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

(c) Distribution Rates and Payment Dates

The annual distribution rates on securities of the Company and payment dates for the fiscal year ended August 31, 2008, as well as the annual dividend payments for the past three fiscal years, are set forth in the tables below.  Amounts have been adjusted to reflect the dividend per share after giving effect to the two-for-one stock split which occurred on February 1, 2008.

Fiscal 2008 dividends paid per share
Date paid	Class A Voting Shares	Class B Non-Voting Shares
August 29, 2008	$0.049585	$0.050000
July 31, 2008	$0.049585	$0.050000
June 30, 2008	$0.049585	$0.050000
May 30, 2008	$0.049585	$0.050000
April 30, 2008	$0.049585	$0.050000
March 31, 2008	$0.049585	$0.050000
February 29, 2008	$0.049585	$0.050000
January 31, 2008	$0.041250	$0.041665
December 28, 2007	$0.041250	$0.041665
November 30, 2007	$0.041250	$0.041665
October 31, 2007	$0.041250	$0.041665
September 28, 2007	$0.041250	$0.041665

Annual dividend payments per share
	Fiscal 2008	Fiscal 2007	Fiscal 2006
Class A Voting Shares	$0.553345	$0.5250	$0.120
Class B Non-Voting Shares	$0.558325	$0.5308	$0.125

NORMAL COURSE ISSUER BID

On December 15, 2005 Corus announced its intention to make a Normal Course Issuer Bid for its Class B Non-Voting Shares.  The TSX subsequently accepted the notice filed by Corus. Under the bid Corus could purchase for cancellation up to a total of 6,000,000 Class B Non-Voting Shares during the 12 month period commencing January 1, 2006 and ending December 31, 2006.  To December 31, 2006 Corus purchased 2,178,000 shares at an average price of $17.90 per share.

On February 12, 2007, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 3,000,000 Class B Non-Voting Shares.  To December 31, 2007 Corus purchased 3,000,000 shares at an average price of $24.23 per share.

On February 13, 2008, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 6,000,000 Class B Non-Voting Shares.  To August 31, 2008 Corus purchased 2,818,000 shares at an average price of $18.80 per share.

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and executive officers of the Company as of November 28, 2008 or as otherwise noted, their positions within the Company and their principal occupations during the last five years.  The term of office for each director will be until the next annual meeting or until his or her successor is elected or appointed.

Name and municipality of residence	Director/Officer	Position with Corus/Principal occupation
Pierre Béland Montréal, Québec	Director	President, Métromédia Plus
John M. Cassaday Toronto, Ontario	Director and Officer	President and Chief Executive Officer, Corus Entertainment Inc.
Dennis Erker Edmonton, Alberta	Director	Partner, Fairly Erker Advisory Group
Carolyn Hursh Calgary, Alberta	Director	Chairman, James Richardson & Sons, Limited
Wendy A. Leaney Toronto, Ontario	Director	President, Wyoming Associates Ltd.
Ronald D. Rogers Calgary, Alberta	Director	Corporate director/trustee
Catherine Roozen Edmonton, Alberta	Director	Director and Corporate Secretary, Cathton Holdings Ltd.
Terrance Royer Calgary, Alberta	Director	Chairman, Royco Hotels Ltd.
Heather A. Shaw Calgary, Alberta	Director and Officer	Executive Chair, Corus Entertainment Inc.
Julie M. Shaw Calgary, Alberta	Director and Vice Chair	Vice President, Facilities, Design and Management, Shaw Communications Inc; and Secretary, Shaw Foundation
Thomas C. Peddie FCA Toronto, Ontario	Officer	Senior Vice President and Chief Financial Officer, Corus Entertainment Inc.
John R. (Jack) Perraton Calgary, Alberta	Officer	Corporate Secretary Corus Entertainment Inc. Senior Partner, Perraton Law
Paul W. Robertson Toronto, Ontario	Officer	President, Television Corus Entertainment Inc.
Doug Murphy Toronto, Ontario	Officer	Executive Vice President and General Manager, Corus Kids Corus Entertainment Inc.
Scott Dyer Toronto, Ontario	Officer	Chief Technology Officer Corus Entertainment Inc.
Gary Maavara Toronto, Ontario	Officer	Vice President, General Counsel Corus Entertainment Inc.
David Spence CA Markham, Ontario	Officer	Vice President, Controller Corus Entertainment Inc.
Hal Blackadar Oakville, Ontario	Officer	Vice President, Human Resources Corus Entertainment Inc.
Susan Ross Toronto, Ontario	Officer	Executive Vice President, General Manager, Corus Lifestyle, Drama and Movies Corus Entertainment Inc.

Each director named above was appointed a director on January 9, 2008 and will hold office until the next scheduled annual meeting of shareholders.  Thereafter, each director will be elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

The Board of Directors has four committees made up of the following members:

Committee	Members
Executive Committee	Heather A. Shaw - Chair John M. Cassaday Terrance Royer Dennis Erker Ronald D. Rogers
Audit Committee	Ronald D. Rogers - Chair Wendy A. Leaney Catherine Roozen
Human Resources Committee	Terrance Royer - Chair Pierre Béland Dennis Erker
Corporate Governance Committee	Dennis Erker - Chair Carolyn Hursh Julie Shaw

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

As of October 31, 2008, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over 1,824,632 Class A Voting Shares and 3,003,814 Class B Non-Voting Shares, representing 53.0% and 3.9% of the issued and outstanding Class A Voting Shares and Class B Non-Voting Shares, respectively.

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

Principal Accounting Fees and Services - Independent Auditors

Fees payable to the Registrant’s independent auditor, Ernst and Young LLP, for the years ended August 31, 2008 and 2007 totaled $1,846,500 and $1,696,355, respectively, as detailed in the following table.  All funds are in Canadian dollars:

	Fiscal year ended August 31,
	2008	2007
Audit fees	1,648,000	1,333,000
Audit-related fees	103,000	266,500
Tax fees	85,500	96,855
All other fees	10,000	-
Total	1,846,500	1,696,355

The nature of the services provided by Ernst and Young LLP under each of the categories indicated in the table is described below:

Audit Fees

Audit fees were for professional services rendered by Ernst and Young LLP for the audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under “Audit Fees” above.  These services consisted of employee benefit plan audits, non-statutory audits of wholly-owned subsidiaries, assistance with the Company’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and system conversion audits.

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

As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst and Young LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company’s policy and pre-approval procedures.  In fiscal 2008, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

The Revolving Facility consists of a committed credit of $300 million that matures January 24, 2011. As a revolving facility, amounts borrowed may be repaid and re-borrowed as required through the term of the Revolving Facility. The commitment expires at the maturity date and there are no mandatory reductions to the committed amount, subject to certain covenants, during the term of the facility. As at August 31, 2008, $135 million was drawn against the Revolving Facility.

The Term Facility amounts to $500 million and matures January 24, 2011. Any amounts repaid before the maturity date may not be re-borrowed. The commitment expires at the maturity date and there are no mandatory reductions to the committed amount, subject to certain covenants, during the term of the facility. As at August 31, 2008 $500 million was drawn against the Term Facility.

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

INTERESTS OF EXPERTS

The Company’s auditors are Ernst & Young LLP.  The Company’s audited consolidated financial statements for the year ended August 31, 2008 have been filed under National Instrument 51-102 - Continuous Disclosure Obligations.  Ernst & Young LLP has communicated to the Company that, in their opinion, they are independent of the Company within the meaning of the Securities Act and the applicable rules and regulations adopted by the U.S Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

The Company’s financial information is provided in the audited annual financial statements and notes and management’s discussion and analysis for the year ended August 31, 2008.  These documents and additional information relating to Corus may be found on SEDAR at www.sedar.com and may also be obtained upon request from the Secretary of the Company at its Corporate office at Suite 501, 630 3rd Avenue S.W., Calgary, Alberta, T2P 4L4.

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

3.24
Annually, the Committee shall obtain and review a report by the external auditors describing: (i) the audit firm’s internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the audit firm, and any steps taken to deal with any such issues; and (iii) all relationships between the external auditors and the Company (to assess the auditor’ independence).

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

CORUS ENTERTAINMENT INC.

Date: November 27, 2008	By:	/s/ THOMAS PEDDIE
Name: Thomas C. Peddie
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Comparative consolidated financial statements for the year ended August 31, 2008, together with the auditors’ reports thereon

99.2	Management’s Discussion and Analysis of Operating Results and Financial Position

99.3	Consent of auditors - Ernst & Young LLP dated November 14, 2008.

99.4	Officers’ certifications required by Rule 13a-14(a) or Rule 15d-14(a).

99.5	Officers’ certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

99.6	Business Code of Conduct