Form 40-F
period 2009-08-31
CORUS ENTERTAINMENT INC
filed 2009-11-12
CIK 1100868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended:      August 31, 2009

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

Class A Voting Shares	3,444,528 As of August 31, 2009
Class B Non-Voting Shares	76,608,074 As of August 31, 2009

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange

Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes  ☐                                                      No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding  12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑                                                      No  ☐

ANNUAL INFORMATION FORM

Fiscal year ended August 31, 2009

Corus Entertainment Inc.

November 12, 2009

ANNUAL INFORMATION FORM - CORUS ENTERTAINMENT INC.

Table of Contents
FORWARD-LOOKING STATEMENTS	3
INCORPORATION OF CORUS	4
Organization and Name	4
Subsidiaries and Affiliates	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Historical Background	5
Significant Acquisitions and Divestitures	5
DESCRIPTION OF THE BUSINESS	6
Radio	6
Description of the Industry	6
Business Overview	7
Operating Strategy	9
Competition Conditions	10
Television	10
Description of the Industry	10
Business Overview	13
Operating Strategy	15
Competition Conditions	17
ADDITIONAL INFORMATION CONCERNING CORUS’ BUSINESSES	18
Intangible Properties	18
Seasonality and Cycles	19
Economic Dependence	19
Environmental	19
Employees	19
Foreign Operations	20
Lending	20
Bankruptcy	20
Reorganizations	20
Social or Environmental Policies	20
Risk Factors	20
Control of Corus by the Shaw family	20
CANADIAN COMMUNICATIONS INDUSTRY - REGULATORY ENVIRONMENT	21
Canadian Radio-television and Telecommunications Commission	21
Industry Canada	21
Restrictions on Non-Canadian Ownership	22
Broadcasting Services	22
Radio Undertakings	22
Specialty and Premium Television Undertakings	23
Local Television Undertakings	23
Cable Advertising Services	24
Canadian Content Requirement for Broadcasters	24
Film and Television Tax Credits and Grants	25
International Treaty Co-Productions	25
Competition Act Requirements	25
Investment Canada Act	25
Copyright Act Requirements	26
CAPITAL STRUCTURE	26
Description of Capital Structure	26
Share Constraints	30
Ratings	31
MARKET FOR SECURITIES	31
Marketplaces	31
Trading Price and Volume	31
DIVIDEND POLICY	32
NORMAL COURSE ISSUER BID	33
DIRECTORS	33
OFFICERS	35
AUDIT COMMITTEE	35
Charter	35
Composition of the Audit Committee	35
Principal Accounting Fees and Services - Independent Auditors	36
LEGAL AND REGULATORY	37
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	37
TRANSFER AGENTS	38
MATERIAL CONTRACTS	38
Senior Secured Credit Facility	38
Cross Currency Interest Rate Swaps	39
INTERESTS OF EXPERTS	39
ADDITIONAL INFORMATION	39
CORPORATE GOVERNANCE PRACTICES	39
SCHEDULE A - AUDIT COMMITTEE CHARTER	40

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

INCORPORATION OF CORUS

Organization and Name

Corus Entertainment Inc. (“Corus” or the “Company”) is a Canadian based media and entertainment company with interests in radio broadcasting, television broadcasting, and the production and distribution of children’s media content. The Company was originally incorporated under the Canada Business Corporations Act as 3470652 Canada Inc. on March 3, 1998.  Corus amended its articles to change its name to Corus Entertainment Inc. on May 28, 1999 and subsequently amended its articles on August 26, 1999 to create additional classes of shares.  On December 18, 2003, the Company amended its articles to state that no Class A Voting Shares may be issued unless the prior written consent of holders of no fewer than two-thirds of existing Class A Voting Shares is obtained.  It also amended its articles on January 9, 2008 to implement at two-for-one stock split of its Class A Voting Shares and Class B Non-Voting Shares (each such term as defined below under the heading “Capital Structure”), effective February 1, 2008.

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

Subsidiaries

The following table describes the significant operating subsidiaries of Corus as at August 31, 2009, their jurisdiction of incorporation or organization, and the percentage of voting and non-voting securities owned by Corus directly or indirectly.

Subsidiary	Jurisdiction	Percentage of securities owned by the Company
591991 BC Ltd.	British Columbia	100%
Corus Premium Television Ltd.	Canada	100%
Corus Radio Company	Nova Scotia	100%
Country Music Television Ltd.	British Columbia	80%
Encore Avenue Ltd.	Alberta	100%
Metromedia CMR Broadcasting Inc.	Canada	100%
Movie Central Ltd.	Alberta	100%
Nelvana Limited	Ontario	100%
Telelatino Network Inc.	Ontario	50.5%
TELETOON Canada Inc.	Canada	50%
VIVA Channel Inc.	Ontario	100%
W Network Inc.	Canada	100%
YTV Canada Inc	Canada	100%

The Corporation has other subsidiaries but they have been omitted as each represents 10% or less of total consolidated assets and 10% or less of total consolidated revenues.  These omitted subsidiaries together represent less than 20% of total consolidated assets and revenues.

GENERAL DEVELOPMENT OF THE BUSINESS

Corus is an integrated Canadian media and entertainment company with an established global distribution network for the programming the Company produces.  Corus has strong established brands in each of its businesses: Radio and Television.  The principal assets consist of 52 radio stations; a variety of specialty television networks focused on children and adult genres; and western Canada’s premium television services.  The Company also owns Nelvana Limited, an international producer and distributor of children’s programming and merchandise products; Kids Can Press, the largest Canadian-owned English language publisher of children’s books; three broadcast television stations; and a cable advertising service.

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

In the second quarter of fiscal 2009, the Company ceased operations of and completed the sale of certain assets of its residential audio service.

In the fourth quarter of fiscal 2009, the Company announced that it had reached an agreement to purchase the specialty television services Drive-In Classics and SexTV.  The transaction is subject to approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”).

DESCRIPTION OF THE BUSINESS

Through fiscal 2009, Corus’ principal business activities were conducted through two operating groups: Radio and Television, as described below.

The breakdown of revenues by business for the two most recent fiscal years is as follows:

Year ended August 31	2009	2008
Radio	258,912	286,449
Television	530,014	500,966
Eliminations	(208)	(259)
Total revenues	788,926	787,156

Revenue streams in fiscal 2009 were derived primarily from two areas: advertising (53%) and subscriber fees (33%).

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

According to the CRTC, as of August 31, 2008, there were 628 commercial radio stations in Canada of which approximately 75% were FM stations and 25% were AM stations.

The industry is dependent upon advertising revenues for economic performance and growth. According to the CRTC, the industry generated over $1.6 billion in revenues in 2008, a 5% increase over the previous year. Radio stations compete for advertising dollars with other radio stations and many other forms of media. According to industry sources, the radio industry captures approximately 11% of an estimated $14.6 billion spent on advertising in Canada, compared to the newspaper and television industries, which capture approximately 17% and 23% of the total, respectively. According to the CRTC, in 2008, local advertising and national advertising represented 74% and 26%, respectively, of total radio advertising revenues.

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

The BBM introduced a new measurement system called the portable people meter (“PPM”) in fiscal 2009.  First launched in Montreal, the PPM is a passive device which measures actual listening as opposed to relying on the listener to accurately record habits in a dairy.  The introduction of PPM should instill further accountability for the advertiser.  This technology is shared with the television industry.  PPM will be launched in Toronto, Vancouver, Edmonton and Calgary in fiscal 2010.

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

Advances in digital technology made subscription radio a reality.  Subscription or Satellite radio provides a number of channels of programming to listeners for a flat monthly fee. Two licenses were launched in 2005 which distribute digital signals via satellite.  To date, results indicate no significant impact on terrestrial radio revenues or audience tuning.

Business Overview

Corus’ radio group (“Corus Radio”) comprises 52 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario.

Corus Radio is the second largest radio operator in Canada in terms of audience reach and tuning. According to BBM’s Survey 2 2009 (“S2 ’09”), Corus had a market share of 27.1% in terms of audience reach, just behind the market leader Astral Media which had market share of 29.3%.  Rogers Media and CTVglobemedia fell close behind with market shares of 18.3% and 12.9%, respectively, in terms of reach, during that same period. Corus Radio reaches one in four Canadians on a weekly basis.

Corus Radio operates stations primarily in urban centres in Canada, including Montreal, Quebec City, Toronto, Hamilton/Burlington, Winnipeg, Edmonton, Calgary and Vancouver, and in the densely populated area of southern Ontario. Corus Radio operates news/talk stations in eight out of Canada’s ten largest markets by population (Toronto, Montreal, Vancouver, Calgary, Edmonton, Winnipeg, Hamilton and London).  Corus is well positioned in the Toronto market through its three stations that focus on adults 18 to 54: Q107, 102.1 The Edge and AM 640.  Corus Radio news/talk stations continue to be the most listened to AM stations in Calgary, Edmonton, Vancouver and Winnipeg, measured by audience tuning.

Corus Radio’s primary method of distribution is over-the-air, analog radio transmission.  Each radio station’s content is available to audiences through traditional analog radio receivers at the particular station’s licensed frequency on the AM or FM band.  The following table sets out particulars of Corus’ radio stations as at October 31, 2009:

Location	Call letter	Frequency	Format	Target	Rank	Audience share (i)

B.C.
Vancouver	CKNW (CKNW 980)	AM	News/Talk	A35+	1	13.6
	CFOX (The Fox)	FM	Active rock	M18-49	4	8.9
	CFMI (Rock 101)	FM	Classic rock	M25-54	1	13.5
	CHMJ (AM 730)	AM	Traffic	A18+	16	0.7
Alberta
Calgary	CKRY (Country 105)	FM	Country	A35-54	4	8.6
	CHQR (QR77)	AM	News/Talk	A35+	1	13.3
	CFGQ (Q107)	FM	Classic rock	M25-54	11	4.8
Edmonton	CHED (630 CHED)	AM	News/Talk	A25+	1	12.6
	CKNG (JOE)	FM	80’s/90’s	A25-49	7	7.7
	CISN (CISN Country)	FM	New country	F35-54	1	13.7
	CHQT (i880 News)	AM	News	A25-54	14	0.5
Manitoba
Winnipeg	CJOB (CJOB 680)	AM	News/Talk/Sports	A25+	1	19.5
	CJGV (Groove FM)	FM	Smooth adult jazz	A35-64	10	2.2
	CJKR (Power 97)	FM	Rock	M18-34	1	26.0
Ontario
Barrie	CIQB (B101)	FM	Contemporary hit	F18-49	1	21.3
	CHAY (FM93)	FM	Adult contemporary	A25-54	4	6.8
Burlington	CING (Country 95.3)	FM	Country	A25-49	3	7.2
Cambridge	CJDV (DAVE)	FM	Variety Rock	M35-49	1	14.1
Collingwood	CKCB (The Peak)	FM	Adult contemporary	A25-54	NA	NA
Cornwall	CFLG (Variety 104.5)	FM	Adult contemporary	A25-49	1	30.9
	CJSS (Rock 101.9)	FM	Rock	M25-54	2	13.1
	CJUL (AM1220)	AM	News/Talk/Oldies	A35-64	4	4.5
Guelph	CJOY (1460 CJOY)	AM	Oldies	A45+	1	13.3
	CIMJ (Magic 106.1)	FM	Adult contemporary	A25-49	1	18.2
Hamilton	CJXY (Y108)	FM	Rock hits	M25-49	2	9.8
	CHML (AM 900)	AM	News/Talk	A35+	2	8.8
Kingston	CFMK (FM96)	FM	Classic Rock	M25-54	3	10.3
	CFFX (Lite 104.3)	FM	Adult contemporary	F25-54	5	5.0
Kitchener	CKBT (91.5 The Beat)	FM	Contemporary hit	A25-44	1	12.6
London	CFPL (FM 96)	FM	Mainstream Rock	M18-49	1	23.9
	CFPL (AM 980)	AM	News/Talk	A35-64	9	2.7
	CFHK (Fresh FM)	FM	Hot AC	F18-49	1	18.1
Peterborough	CKWF (The Wolf)	FM	Rock	A25-49	1	29.4
	CKRU (980 Kruz)	FM	Oldies/Sports	A35+	3	14.9
Toronto	CFNY (102.1 The Edge)	FM	New rock	M18-34	1	18.3
	CILQ (Q107)	FM	Classic rock	M25-54	1	13.4
	CFMJ (AM 640)	AM	News/Talk	M25-49	12	2.8
Woodstock	CKDK (1039 FM)	FM	Classic hits	A35-64	1	10.1
Quebec
Gatineau	CJRC	FM	Adult contemporary	A35-54	3	6.2
Montreal	CFQR (The Q)	FM	Adult contemporary	F25-54	2	21.1
	CINW	AM	Greatest hits	A35+	7	2.8
	CKOI	FM	Contemporary hit	A25-44	2	15.6
	CKAC	AM	Sports	M25-54	9	4.9
	CHMP	FM	News/Talk	A25-54	7	6.4
	CINF (Info 690)	AM	News	A35+	13	1.0
Quebec City	CFOM	FM	Adult contemporary	A35-54	2	15.1
	CFEL	FM	Soft rock	A25-44	9	1.9
Saguenay	CKRS	FM	Adult contemporary	A35-54	4	7.7
St. Jerome	CIME	FM	Adult contemporary	A25-54	1	15.9
Sherbrooke	CHLT	FM	Adult contemporary	A35-54	5	4.9
	CKOY	FM	Contemporary hit	A25-44	4	8.4
Trois Rivieres	CHLN	FM	Adult contemporary	A35-54	4	5.0

(i) Sources:
S2’09 - Vancouver, Calgary, Edmonton, Winnipeg, Barrie, Hamilton, Kingston, Kitchener, London, Toronto, Gatineau, Quebec City, Saguenay, Sherbrooke, Trois Rivieres; R3’09 - Montreal; S4’08 - Cornwall, Guelph, Peterborough, Woodstock, St. Jerome

Corus Radio derives the majority of its revenues from advertising sales. Revenues for fiscal 2009 and 2008 were $259 million and $286 million, respectively.

Revenues from Corus Radio are derived mainly from two types of advertising: (a) advertising by local advertisers who are generally local merchants and who operate in the trading area encompassed by the station’s signal; and (b) advertising by national businesses such as automotive manufacturers, breweries, banks, fast food chains and similar operations which develop national advertising campaigns. The extent to which Corus’ advertising revenues are from local or national advertising depends on the given market.  In 2009, approximately 75% of Corus Radio’s advertising revenues were derived from local advertising.

In addition to advertising revenues, Corus Radio derives a smaller portion of its revenues through non-traditional revenue sources (non-airtime).  Websites have proven to be extremely popular with audiences and advertisers and are a growing source of revenue.  Corus Radio has very loyal listeners that continue to be connected to the station for the music, the hosts, the events and information-entertainment that is present on Corus websites.  With approximately 1,400,000 people registered to Corus Radio’s stations’ web-clubs and permission-based e-mail, the stations are able to develop one-to-one relationships and connect audiences with advertisers in areas that meet their needs.  Other sources of non-traditional revenue include sponsorships, concerts and other events that allow Corus Radio to diversify its revenue streams and reach more potential listeners.

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

Corus Radio is committed to providing the best quality in programming for the listener.  Corus Radio stations boast key proprietary personalities that are both highly recognized in their communities and dedicated to Corus programming standards.  The Company is committed to reformatting stations when research shows that there is a need.  In fiscal 2009, Corus’ recently reformatted stations continued to gain traction with their targeted demographics.

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

Description of the Industry

According to the CRTC Communications Monitoring Report 2009, there were approximately 11.1 million subscribers to television programming services in 2008. There were approximately 7.9 million cable subscribers and 2.7 million direct-to-home (“DTH”) satellite and multipoint distribution systems (“MDS”) subscribers. Total digital subscribers were approximately 6.8 million, up from 6.2 million a year earlier.

Specialty and Premium Pay Television Networks

Specialty and premium pay television networks generated $2.9 billion of combined advertising and subscriber revenues in 2008. Specialty and premium television networks are available to those Canadians who subscribe to the service package of a particular broadcasting distribution undertaking (“BDU”) (i.e. cable television, direct-to-home satellite and multipoint distribution systems). Specialty television networks provide special interest, news, sports, arts and entertainment programming, while premium television networks provide commercial-free movies, series and special event programming.

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

Unlike premium television networks, which are prevented by CRTC regulations from obtaining advertising revenues, specialty television networks may obtain both subscriber and national advertising revenues. Specialty television networks appeal to advertisers seeking highly targeted markets. The CRTC limits national advertising to 12 minutes an hour for specialty services but does not regulate advertising rates, and specialty television networks are not required to share a portion of their advertising revenues with the cable and DTH satellite operators. According to the CRTC, television advertising in 2008 totaled approximately $3.4 billion in Canada.  Specialty television networks received a 30% share of total television advertising revenues, or approximately $1 billion, up from $949 million or a 29 % share of total television advertising revenues in 2007.

Canadian specialty and premium television networks have experienced subscriber growth over the past decade due to the advances in cable-based delivery systems and the growth of DTH satellite services. In November 2000, a number of new digital specialty television network licenses were awarded by the CRTC for launch commencing September 2001. Of these licenses, 21 were Category 1 and 262 were Category 2. Since the initial awarding of 262 Category 2 licenses, additional Category 2 licenses have been granted.  However, as of December 2008, only approximately 83 Category 2 digital networks are in operation.

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

According to industry sources, total spending on filmed entertainment, which includes feature films, video, television shows, animation and other programming worldwide is expected to grow from an estimated US$83.9 billion in 2008 to US$102.2 billion in 2013.

The home entertainment market is a US$55.6 billion industry worldwide, and includes DVD & VHS sales and in-store rental and online rental subscription revenues.  Over the longer run, growth in Blu-ray HD videos will offset a declining DVD market and propel overall sell-through.  Rentals will benefit from a weak economy in the near term because their lower prices will be more attractive. Over the longer run, competition from video-on-demand and online distribution will cut into in-store rental.  Faster broadband speeds and devices that allow TV viewing will propel a small digital download market.  Growth is expected to continue due to two factors: (1) increased penetration of HD TV systems, which in turn will spur DVD sell-through as customers upgrade their DVD collections to HD and to Blu-ray, (2) the launch of new digital download-to-own and subscription streaming services, which make available a broader selection of content to customers.

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

Local Television

Local television stations are licensed by the CRTC and provide over-the-air broadcast television signals to viewers within a local geographical market or on a network basis.  In addition to receiving conventional television signals off-air, the majority of Canadian viewers have access, either directly or through a BDU, to the television signals of U.S. border stations which are generally affiliated with one of the four U.S. commercial networks (ABC, NBC, CBS and Fox) and a Public Broadcasting Service station.  Canadian conventional television stations generate revenue from advertising and receive no subscription revenues.    There is no limit of commercial message that a conventional television station may broadcast.  The success of conventional television is dependent on the quality of programming which results in audience ratings that in turn attract advertisers to a station or network.  In the case of stations affiliated with the CBC, the local, private affiliated station receives a fee from the CBC to air or broadcast CBC national programming at certain designated times, in addition to being able to generate advertising revenues.

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

Business Overview

Corus had the following interests in specialty and premium television networks which we are broadcasting in Canada as at November 6, 2009:

Network	Description of programming	Interest
YTV	Children/Family	100%
Treehouse TV	Preschool children/Parents	100%
W Network	Lifestyle and entertainment geared to women	100%
Country Music Television	Country music/Country lifestyle	80%
Telelatino	Canadian-Italian and Spanish	50.5%
TELETOON	Children/Family/Adult animation	50%
The Food Network Canada	Food related	20%
Movie Central	Premium movies and series	100%
Encore Avenue	Classic movies	100%
Nickelodeon (Digital Service)	Children/Family	100%
DUSK (formerly SCREAM TV) ( Digital Service)	Suspense and thriller movies and series	51%
VIVA (formerly Canadian Learning Television)	Formal and informal educational programming	100%
Cosmopolitan TV	Lifestyle and entertainment geared to working women aged 18 to 34	54%

Specialty Television Networks

Corus Television’s group of specialty television networks appeal particularly to kids, teens and women, much-coveted target groups among Canadian marketers.  Our television networks, W Network, YTV and Treehouse are all ranked among the top three analog television networks based on targeted demographics.

YTV is a specialty television network dedicated to programming for children and teens aged two to 17. YTV has the highest average weekly reach of any Canadian specialty network for Kids 2-11 based on the BBM NMR 08/09 broadcast year data.  This network reaches children beyond the television with interactive events and initiatives including ytv.com, a top Canadian kids’ website. YTV is generally carried on the basic tier.

Treehouse TV is a specialty service in Canada dedicated to preschoolers (aged two to five). Treehouse TV operates on a 24-hour basis offering a commercial-free television environment in its preschool programming that reflects the interests and developmental levels of young children.  Treehouse TV broadcasts all of the top 50 preschool shows in Canada, based on BBM NMR 08/09 broadcast year data.

W Network is a specialty television service dedicated to serving the needs and interests of women.  On April 15, 2002, the service, which was previously known as WTN, was rebranded, reformatted and relaunched as W Network.  Since the relaunch, BBM NMR statistics show that W Network has achieved a 122% growth in its average audience for its core demographic of women 25-54. Recent Nielsen statistics indicate that W Network has the highest average minute audience of all Canadian specialty networks for women 25 to 54 with a 12% lead over its nearest competitor.

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

Canadian Learning Television was acquired by Corus on September 1, 2008.  The service was rebranded in November 2008 to VIVA and will focus on boomer women, women 35 to 54.

Currently, Corus offers three digital specialty television networks:

(1)	SCREAM TV, rebranded September 2009 to DUSK, which offers suspense and thriller theme through a movie-rich schedule of classic and modern thrillers, cult favorites and popular series;

(2)	Cosmopolitan TV, which offers lifestyle and entertainment programming, geared towards women 18 to 34; and

(3)
Nickelodeon which offers children programming featuring a line-up of award winning Nick properties, from current live-action comedies and animated favourites to classic hits 24 hours a day, geared towards kids 6 to 11.

DUSK (formally SCREAM TV) was launched in September 2001, Cosmopolitan TV was launched in February 2008 and Nickelodeon launched on November 2, 2009.  Discovery Kids ceased being broadcast on November 1, 2009.

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

Revenues from Corus’ specialty television networks are derived primarily from subscriber fees and advertising.  In fiscal 2009, subscriber fees accounted for 37% and advertising accounted for 45% of total revenues from the specialty television networks.

Premium Television Networks

Movie Central and Encore Avenue provide premium television services in western Canada, featuring blockbuster movies, series and specials from diverse genres on six channels. Each channel broadcasts commercial-free 24 hours a day, seven days a week. The Movie Central brand consists of four channels standard definition channels including HBO Canada and two high definition channels including HBO Canada HD and the Encore brand consists of two standard definition channels and one high definition channel.

Revenues from premium television networks have experienced significant growth over the past three years as a result of increased direct-to-home satellite and digital cable subscribers. As at August 31, 2009, Corus’ Movie Central service had 953,000 subscribers, a 7% increase in year-over-year subscribers, representing penetration of approximately 39% of digital cable and direct-to-home satellite subscribers in western Canada.

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

At August 31, 2009, Nelvana Enterprises’ program library totaled over 3,000 half-hour equivalent episodes, comprising 89 animated television series, 12 specials, 13 animated feature length films and 10 live action series. Children’s animated programs generally have longer life spans than those of live action programs because they can typically be resold continually to new generations of audiences around the world. The United States television market is Nelvana’s largest source of revenue accounting for 43% of production and distribution revenues in fiscal 2009, compared to 29% from the Canadian market and 27% from the International market.

Merchandising

Television’s merchandising business contains some of Nelvana’s most popular characters, including Bakugan, Franklin, Babar, and Backyardigans, which have achieved recognition and popularity worldwide and have become valuable long-term merchandising brands. Nelvana Enterprises’ merchandising efforts focus on marketing its most popular brands and co-coordinating with retailers to promote its character merchandise in North America and around the world. Nelvana Enterprises becomes either the licensor or agent, on behalf of the owner of the property, for most product categories, including toys, plush, apparel, gifts, book publishing and interactive products for brands produced by the studio or acquired from third parties. Highlights in fiscal 2009 include Bakugan being named Overall Best Licensed Program of the Year by International Licensing Industry Merchandisers’ Association (‘LIMA’) as well as the ongoing rollout of Backyardigans in key international markets.

Publishing

Television’s publishing business is conducted through its subsidiary Kids Can Press, acquired in 1998. Kids Can Press is the largest Canadian-owned English language publisher of children’s books with a broad and growing backlist of titles. The Kids Can Press catalogue includes titles such as Franklin and Scaredy Squirrel.

Local Television

Corus owns three local television stations - one in each of Kingston, Peterborough and Oshawa, Ontario. Each is an affiliate of the CBC.  These were acquired in April 2000 as part of the Power Broadcasting acquisition.

Revenues are almost exclusively derived from advertising. In fiscal 2009, national agency directed clients and local advertisers accounted for a combined 76% of revenues.  CBC network affiliate payments amounted to 11% of revenues, with the remaining 13% originating from a variety of other sources.

The Corus local television stations are eligible to receive both the Small Market Local Programming Fund (“SMLPF”) and the Local Program Improvement Fund (“LPIF”).

Other Media Services

Corus Custom Networks (“CCN”) primarily operates TV listings channels, providing viewers with current and easily accessible listings for the local cable television program lineup. Revenues for Corus Custom Networks are derived through advertising.

Operating Strategy

Corus has reorganized its television division to focus on two strategic portfolios. The Kids’ portfolio includes YTV, Treehouse TV, TELETOON, Nickelodeon, the Nelvana Studio and Nelvana Enterprises.  The consolidation of the kids assets will allow for shared programming, a streamlined development process, the ability to create and maintain multi-platform rights in Canada and ensure stable output with cost certainty for the studio.  The Specialty and Pay portfolio includes the operations of W Network, CMT, Telelatino, Movie Central, Encore Avenue, VIVA, Cosmopolitan TV and DUSK.   Management is responsible for generating program buying synergies, developing strategies for integrating operations where possible, as well as consolidating cross-promotion and marketing opportunities and joint sales initiatives.

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

Kids

Corus Television continues to lead the kids’ entertainment marketplace in Canada through programming on YTV, Treehouse TV, TELETOON and Nickelodeon which launched November 2nd, 2009.  Corus Kids intends to drive revenue growth on our networks by building program ratings, by attracting new advertisers and building new revenue sources such as family co-view opportunities which attract advertisers looking for Moms and Dads.  Corus Television will also focus on programming and operational synergies across its broadcast properties.

The integration of the kids’ business (Nelvana Studios, Nelvana Enterprises and the Networks) will enable the maximization of new platform efforts, an increasingly important segment of the kids’ market.  The consolidation of the development streams ensures that Corus continues to create superior content which will drive ratings both in Canada and abroad.  The studio will continue to provide content to Teletoon to meet that network’s unique needs.

The kids’ market and new media provide growth opportunities.  Corus Television will continue to capitalize on the growth in the home entertainment industry, both domestically and internationally as well as seek new media platforms such as VOD, SVOD, mobile and interactive games to create new revenue streams.  .  Many of these distribution platforms - VOD, SVOD, cell phones and broadband - are in the early stages and are not expected to generate significant revenue for at least five years.  Corus Television has established strong relationships with all of the major strategic players in the On-Demand space with an ongoing focus to unlock the value of our library with the best partners as these business models evolve.

Corus continues to be involved in qubo a kids channel in the United States which was launched in partnership with ION Networks, Classic Media, Scholastic and NBC Universal.  The channel, which focuses on educational and entertaining programming, provides another outlet for Nelvana shows and is currently in approximately 42 million homes with the majority of the programming schedule made up from Corus programming.

Corus Television is also using its programming library to help launch new linear broadcast channels internationally.  One such channel initiative, Kidsco, was launched in fiscal 2007 to help increase the profile of the Nelvana brands. Corus Television owns one third of the channel in partnership with NBC Universal and Cookie Jar.  Kidsco is targeted to preschoolers, kids aged 6 to 11 and their families.  Kidsco is currently carried in 58 countries across Asia, Europe and Africa and in approximately 8 million homes.

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

Specialty and Pay

Corus Television has achieved a leadership position in the women’s genre with its W Network targeting women aged 25-54.  The viewing audience in this demographic has increased 122% since the 2001-2002 season, making W Network one of the leading specialty service for women.  In fiscal 2009, W Network had the highest average minute audience of all Canadian specialty networks for women 25-54, with a 12% lead over its nearest competitor.  W Network intends to invest in its programming to maximize audience growth and revenue potential.  W Network is building an outstanding programming schedule anchored on movie blocks, lifestyle shows and drama and comedy series.  The Company will focus on new media opportunities and platforms to deliver the programming that the target audience wants, in the format they want it in, through the wnetwork.com website and other merchandise offerings.

Cosmopolitan TV, a channel for women 18 to 34 was launched in February 2008.  The channel features content about relationships and sex and is in 3.7 million households.  Corus Television also added VIVA (formerly CLT) to its portfolio in September 2008.  This channel is targeted to Boomer women, aged 35 to 54 and is currently in 5.7 million households.

Corus will continue to expand its specialty TV portfolio.  In July 2009, Corus announced that it had reached an agreement to purchase Drive-In Classics and SexTV from CTVglobemedia.  This transaction is pending CRTC approval.

Corus Premium Television will continue to operate under two separate licenses (Movie Central and Encore Avenue). Corus Premium will continue to focus on delivering high quality programming and investing in marketing to promote customer acquisition and retention. Having established a track record of successful direct marketing campaigns, undertaken with the cooperation of key cable and satellite providers, Corus will continue to capitalize on the growth in the number of digital households in western Canada as well as up-selling current digital households. Demand for movies and new original dramatic series continue to fuel strong interest in the service’s programming. Movie Central has secured output agreements with major Hollywood studios for exclusive programming, such as first windows on blockbuster feature films and new HBO and Showtime products. These agreements allow Movie Central to premiere HBO series on Movie Central at the same time as they debut in the United States.  On October 30, 2008, HBO Canada was launched and is available through all major cable and satellite affiliates.   HBO Canada is a multiplex channel offered as part of our Movie Central package in western Canada.  Astral’s The Movie Network offers the same HBO Canada package in eastern Canada.

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

Movie Central has two dedicated high definition channels showcasing an unparalleled lineup of new releases in true high definition format which includes HBO Canada. Encore Avenue HD, which launched in April 2008, offers subscribers re-mastered library features in true HD.

In addition to the growth of digital products, opportunities are developing on two mainstream platforms, broadband and mobile, that are creating new revenue opportunities for Corus Premium Television. Although the products are still quite nascent, Corus believes the potential is substantial and is actively exploring and developing these opportunities with the BDUs now.

Other Media Services

Corus Custom Networks has been successfully delivering non-traditional media to a wide range of television audiences, nationally, regionally and locally.  Corus Custom Networks makes television an accessible medium for businesses to connect with millions of viewers through the TV Listings Channel, our Short-Form advertising service and our Long-Form channel EyesOn TV.   The TV Listings Channel offers advertisers an affordable, high-frequency way to reach audiences on analog cable.  EyesOn TV is Western Canada’s only Long-Form channel available on the digital tier.  Corus Custom Network’s high-frequency, affordable advertising is providing businesses with a communication vehicle to reach all or part of Western Canada and meet their business needs.

Competitive Conditions

The television broadcast environment is highly competitive.  The principal methods of competition in broadcast television are the development and acquisition of popular programming and the development of audience interest through programming and promotion, in order to sell advertising at profitable rates.  Broadcast networks like YTV, W, CMT, VIVA, the local stations and digital channels compete for audience, advertising revenues, and programming with other broadcast networks such as CBC, CTV, Global, Rogers, other digital channels, independent television stations, basic cable program services as well as other media, including DTH television services, videocassettes, DVDs, print and the Internet.

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

Corus Television’s specialty and premium television networks compete for subscriber fees with other specialty and premium television network operators, including CTVglobemedia, Canwest Global, Allarco Limited and Astral. According to the CRTC, in 2008, the Canadian specialty television and premium television network industries generated $2.9 billion of combined advertising and subscriber revenues. Corus’ specialty services also compete directly for advertising revenues with the operators of cable networks listed above and with broadcast networks, including Global, CBC and CTV, and with other advertising media. Corus’ conventional television stations compete principally for viewers and advertisers with other television stations that broadcast in central and eastern Ontario.

In June 2006, the CRTC licensed a national pay television service which competes directly with Corus’ premium television networks.  The service launched in the fall of 2007.

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

For Corus’ other businesses, operating results are dependent on such things as the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, these operating results may fluctuate significantly from quarter to quarter.  Cash flows may also fluctuate and are not necessarily closely related to revenue recognition.

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

d)  Environmental protection

Corus’ operations do not have any significant impact on the environment.  Corus has not made, and does not anticipate making, any significant capital expenditures to comply with environmental regulations.

e)  Employees

As at August 31, 2009, Corus had approximately 1,916 full-time employees.  The Company operates in a non-union environment except for: 86 employees in specialty and Ontario conventional television and radio and 21 employees in its Quebec radio operations who are members of the Communications, Energy and Paperworkers Union of Canada; 71 employees in Quebec radio operations who are members of the Syndicat Général de la Radio; 6 employees in Quebec radio operations who are members of the Centrale Syndicat Nationale; 7 employees in Quebec radio operations who are members of the Independent Syndicat; and 7 employees in Quebec operations who are members of the Syndicat Canadien de la Fonction Publique.

There are 118 Corporate employees, 1,058 Radio employees of which 135 are unionized, and 740 Television employees of which 63 are unionized.

f)   Foreign Operations

Approximately 8% of Corus’ consolidated revenues for the year ended August 31, 2009 was derived from foreign operations.  These consist primarily of revenues from the Company’s international film distribution business.

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

The Code applies to all employees and members of the Board of Directors of Corus and its subsidiary companies.  For purposes of rules promulgated under Section 406 of the Sarbanes Oxley Act of 2002, portions of this Code shall comprise the Company’s “code of ethics” for senior executives and financial officers.  The Code is available on the Corus Entertainment website at www.corusent.com under Investor Information.

k)  Risk Factors

A discussion of risk affecting the Company and its business is set forth under the heading “Risks and Uncertainties” in the Management’s Discussion and Analysis for the year ended August 31, 2009, as contained in the Company’s 2009 Annual Report, which discussion is incorporated by reference herein.  In addition, the Company is subject to the risks and uncertainties set forth below in the discussion of the Canadian communications industry regulatory environment.

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

The entire television sector is under review at the moment as a result of the expiring licence terms of most licensed entities as well as the application of the so-called digital migration rules that will come into force on or before August 31, 2011.  This review encompasses a variety of public processes that are evolving.

For up-to-date information, please consult the CRTC web site at www.crtc.gc.ca.

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

Nelvana is also eligible to receive additional funding for its productions from various Canadian industry funding sources including the Canadian Media Fund and Telefilm Canada in respect of feature films. However, given the limited resources of these programs, Nelvana has no assurance that it will obtain these funds for future productions.

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

Competition Act Requirements

The Commissioner of Competition has the authority pursuant to the Competition Act (Canada) to inquire into mergers and apply to the Competition Tribunal for remedial orders, including an order blocking a merger, where the Commissioner determines the merger is or will likely prevent or lessen competition substantially in a market. To facilitate the Commissioner’s review of mergers, parties to a merger transaction are required to pre-notify the Commissioner of Competition prior to completing the transaction when specified party and transaction-size thresholds are satisfied. For example, in the case of an asset purchase, a transaction is notifiable if the parties to the transaction, together with their affiliates, have assets in Canada or annual gross revenues from sales in, from or into Canada that exceed $70 million and if the aggregate value of the Canadian assets to be acquired or annual gross revenues from sales in or from Canada generated from those assets exceed $70 million.  The Commissioner can now also invoke a two stage notification and review process which can serve to prolong the approval process for a transaction.

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

For up to date information, please consult:  http://www.cb-bc.gc.ca/eic/site/cb-bc.nsf/eng/h_00114.html

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

CAPITAL STRUCTURE
Description of Capital Structure

(a) General

The authorized share capital of Corus consists of an unlimited number of Class A participating shares (“Class A Voting Shares”); an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) (and, together with the Class A Voting Shares, the “Corus Shares”); an unlimited number of Class 1 preferred shares (the “Class 1 Preferred Shares”), issuable in series; an unlimited number of Class 2 preferred shares (the “Class 2 Preferred Shares”), issuable in series; and an unlimited number of Class A preferred shares (the “Class A Preferred Shares”). As at August 31, 2009, there were 3,444,362 Class A Voting Shares, 76,608,240 Class B Non-Voting Shares and no preferred shares outstanding.

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

Trading Price and Volume

The following table sets forth the monthly price range and volume traded for each of the Company’s publicly traded securities for each month during the fiscal year ended August 31, 2009.

TSX - CJR.B
Month	High	Low	Close	Average Daily Volume
September 2008	20.30	18.00	18.19	319,929
October 2008	19.80	13.64	14.10	251,188
November 2008	14.50	12.57	13.75	137,204
December 2008	14.10	10.69	13.97	164,571
January 2009	14.95	11.83	13.08	206,658
February 2009	14.46	12.50	13.20	135,962
March 2009	14.10	12.07	13.63	196,423
April 2009	17.76	12.90	15.90	199,305
May 2009	17.15	15.00	15.85	191,442
June 2009	16.40	14.57	14.85	162,779
July 2009	15.09	11.24	14.75	286,429
August 2009	15.65	14.33	14.97	231,189

NYSE - CJR
Month	High	Low	Close	Average Daily Volume
September 2008	19.20	16.72	17.40	18,154
October 2008	18.41	10.73	11.74	18,177
November 2008	12.42	10.20	10.65	15,576
December 2008	11.55	8.65	11.47	17,766
January 2009	11.95	9.52	10.63	27,371
February 2009	11.75	10.01	10.47	17,365
March 2009	11.44	9.37	10.73	13,756
April 2009	14.63	10.29	13.29	13,199
May 2009	15.15	12.80	14.57	9,206
June 2009	15.08	12.70	12.73	7,399
July 2009	13.87	11.07	13.58	15,157
August 2009	14.23	12.97	13.67	5,071

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

In fiscal 2009, the Company implemented a Dividend Reinvestment Plan (“DRIP”), for registered holders of Class A Voting Shares and Class B Non-Voting Shares who are residents of Canada (“eligible participants”). The DRIP allows eligible participants to acquire additional Class B Non-Voting Shares through reinvestment of the cash dividends paid on their respective shareholdings.

On September 29, 2009, the Company announced that the its Board of Directors had approved the issuance of shares from treasury at a two percent discount from the average market price, pursuant to the terms of its DRIP, effective November 1, 2009.

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

(c) Distribution Rates and Payment Dates

The annual distribution rates on securities of the Company and payment dates for the fiscal year ended August 31, 2009, as well as the annual dividend payments for the past three fiscal years, are set forth in the tables below.  Amounts have been adjusted to reflect the dividend per share after giving effect to the two-for-one stock split which occurred on February 1, 2008.

Fiscal 2009 dividends paid per share
Date paid	Class A Voting Shares	Class B Non-Voting Shares
August 31, 2009	$0.049585	$0.050000
July 31, 2009	$0.049585	$0.050000
June 30, 2009	$0.049585	$0.050000
May 29, 2009	$0.049585	$0.050000
April 30, 2009	$0.049585	$0.050000
March 31, 2009	$0.049585	$0.050000
February 27, 2009	$0.049585	$0.050000
January 30, 2009	$0.049585	$0.050000
December 31, 2008	$0.049585	$0.050000
November 28, 2008	$0.049585	$0.050000
October 31, 2008	$0.049585	$0.050000
September 30, 2008	$0.049585	$0.050000

Annual dividend payments per share
	Fiscal 2009	Fiscal 2008	Fiscal 2007
Class A Voting Shares	$0.59502	$0.553345	$0.5250
Class B Non-Voting Shares	$0.60000	$0.558325	$0.5308

NORMAL COURSE ISSUER BID

From January 1, 2006 to February 14, 2009, the Company made a series of Normal Course issuer Bids for its Class B Non-Voting Shares.  During this period, the Company purchased and cancelled 8,790,966 shares at an average price of $20.45.

Expiry date	Number of shares purchased	Average price
December 31, 2006	2,178,000	$17.90
February 14, 2008	3,000,000	$24.23
February 14, 2009	3,612,966	$18.83
Total	8,790,966	$20.45

During fiscal 2009, the Company purchased 794,966 shares at an average price of $18.97.  The Company did not renew its bid upon its expiry on February 14, 2009.

DIRECTORS

Name and municipality of residence	Director since:	Principal occupation
Fernand Bélisle Breckinridge, Quebec	January 2009	Independent consultant and corporate director
John M. Cassaday Toronto, Ontario	September 1999	President and Chief Executive Officer, Corus Entertainment Inc.
Dennis Erker Edmonton, Alberta	September 1999	Partner, Fairly Erker Advisory Group
Carolyn Hursh Calgary, Alberta	December 2005	Chairman, James Richardson & Sons, Limited
Wendy A. Leaney Toronto, Ontario	July 2000	President, Wyoming Associates Ltd.
Susan Mey Toronto, Ontario	January 2009	President and Chief Executive Officer, The Green Cricket Inc.
Ronald D. Rogers Calgary, Alberta	December 2003	Corporate director/trustee
Catherine Roozen Edmonton, Alberta	July 2001	Director and Corporate Secretary, Cathton Holdings Ltd.
Terrance Royer Calgary, Alberta	September 1999	Chairman, Royco Hotels Ltd.
Heather A. Shaw Calgary, Alberta	September 1999	Executive Chair, Corus Entertainment Inc.
Julie M. Shaw Calgary, Alberta	September 1999	Vice President, Facilities, Design and Management, Shaw Communications Inc; and Secretary, Shaw Foundation

Each director of Corus has been engaged for more than five years in his or her principal occupation, except as follows:

•	Ms. Mey was President and Chair of the Board of Kodak Canada Inc. from 2005 to 2007. Prior to joining Kodak, Ms. Mey was General Counsel for The T. Eaton Company Ltd.;

Each director named above was appointed a director on January 14, 2009 and will hold office until the next scheduled annual meeting of shareholders.  Thereafter, each director will be elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Mr. Bélisle was a director, from 1997 to 2003, of Cable Satisfaction International Inc., a company which was placed under the protection of the Companies’ Creditors Arrangement Act (“CCAA”) in June 2003 and emerged from CCAA in February 2007.

Mr. Rogers was a director, from February 2001 to December 2002, of G.T. Group Telecom Inc., a company which was placed under the protection of the CCAA and of Section 304 of the U.S. Bankruptcy Code in June 2002.  The Ontario Superior Court of Justice sanctioned and approved the company’s plan of arrangement and reorganization in December 2002, at which time Mr. Rogers ceased to be a director.

The Board of Directors has four committees made up of the following members:

Committee	Members
Executive Committee	Heather A. Shaw - Chair John M. Cassaday Carolyn Hursh Terrance Royer Ronald D. Rogers
Audit Committee	Ronald D. Rogers - Chair Fernand Bélisle Wendy A. Leaney Catherine Roozen
Human Resources Committee	Terrance Royer - Chair Dennis Erker Susan Mey
Corporate Governance Committee	Carolyn Hursh - Chair Terrance Royer Julie Shaw

OFFICERS

Name and municipality of residence	Position with Corus
Hal Blackadar Oakville, Ontario	Vice President, Human Resources
John M. Cassaday Toronto, Ontario	President and Chief Executive Officer
Mario Cecchini Montreal, Quebec	Vice President, Radio, Quebec Region
Scott Dyer Toronto, Ontario	Chief Technology Officer Corus Entertainment Inc.
Gary Maavara Toronto, Ontario	Vice President, General Counsel
Kathleen McNair Toronto, Ontario	Vice President, Corporate Development and Strategic Planning
Doug Murphy Toronto, Ontario	Executive Vice President and General Manager, Corus Kids
Chris Pandoff Toronto, Ontario	Vice President, Radio, Ontario Region
Thomas C. Peddie FCA Toronto, Ontario	Senior Vice President and Chief Financial Officer
John R. (Jack) Perraton Calgary, Alberta	Corporate Secretary
Paul W. Robertson Toronto, Ontario	President, Television
Susan Ross Toronto, Ontario	Executive Vice President and General Manager, Specialty and Pat Television
Doug Rutherford Edmonton, Alberta	Vice President, Radio, West Region
Heather A. Shaw Calgary, Alberta	Executive Chair
David Spence CA Markham, Ontario	Vice President, Controller

Each officer of Corus has been engaged for more than five years in his or her current or similar role within Corus, except as follows:

•	Prior to July 2006, Mr. Cecchini was Executive Vice President of the Ontario Division of Telemedia Radio.

As of November 6, 2009, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over 1,829,132 Class A Voting Shares and 3,151,102 Class B Non-Voting Shares, representing 53.1% and 4.1% of the issued and outstanding Class A Voting Shares and Class B Non-Voting Shares, respectively.

AUDIT COMMITTEE

Charter

The text of the Audit Committee’s Charter is attached as Schedule A.

Composition of the Audit Committee

The Company’s Audit Committee is composed of Ronald D. Rogers, Fernand Bélisle, Wendy A. Leaney and Catherine Roozen, each of whom is a financially literate, independent director of the Company.  The relevant education and experience of each Audit Committee member is outlined below:

Ronald D. Rogers (Chair)

Mr. Rogers holds a Bachelor of Commerce degree and is a chartered accountant.  Mr. Rogers retired as Senior Vice President and Chief Financial Officer of Shaw Communications Inc. in August of 2004.  Mr. Rogers serves as a trustee for The Brick Group Income Fund, Transforce Income Fund, Pizza Pizza Royalty Income Fund and Parkland Income Fund.

Fernand Bélisle

Mr. Bélisle holds a Bachelor of Arts degree. Mr. Bélisle is a consultant to Canadian broadcast companies. Mr. Bélisle served as Vice Chair (Broadcasting) of the CRTC. This followed a series of senior positions at the CRTC and the Department of Communications which is now known as the Department of Canadian Heritage. Mr. Bélisle’s business career has included positions with Télémedia Communications Ltd. and in audit and tax specialist roles with Coopers & Lybrand. Mr. Bélisle is a past director of Corus Entertainment Inc.

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

Principal Accounting Fees and Services - Independent Auditors

Fees payable to the Registrant’s independent auditor, Ernst and Young LLP, for the years ended August 31, 2009 and 2008 totaled $1,962,040 and $1,846,500, respectively, as detailed in the following table.  All funds are in Canadian dollars:

	Fiscal year ended August 31,
	2009	2008
Audit fees	1,568,000	1,648,000
Audit-related fees	375,000	103,000
Tax fees	18,000	85,500
All other fees	1,040	10,000
Total	1,962,040	1,846,500

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

As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst and Young LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company’s policy and pre-approval procedures.  In fiscal 2009, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

TRANSFER AGENTS

In Canada, CIBC Mellon Trust Company acts as Corus’ transfer agent.  In the United States, BNY Mellon Shareowner Services acts as Corus’ transfer agent.

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

INTERESTS OF EXPERTS

The Company’s auditors are Ernst & Young LLP.  The Company’s audited consolidated financial statements for the year ended August 31, 2009 have been filed under National Instrument 51-102 - Continuous Disclosure Obligations.  Ernst & Young LLP has communicated to the Company that, in their opinion, they are independent of the Company within the meaning of the Securities Act and the applicable rules and regulations adopted by the U.S Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

The Company’s financial information is provided in the audited annual financial statements and notes and management’s discussion and analysis for the year ended August 31, 2009.  These documents and additional information relating to Corus may be found on SEDAR at www.sedar.com and may also be obtained upon request from the Secretary of the Company at its Corporate office at Suite 501, 630 3rd Avenue S.W., Calgary, Alberta, T2P 4L4.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company endorses the principles that sound corporate governance practices (“Corporate Governance Practices”) are important to the proper functioning of the Company and the enhancement of the interests of the shareholders.

The Company’s Statement of Corporate Governance Practices as they compare to the CSA Guidelines on Corporate Governance, and the charter of the Board of Directors may be found in the Company’s most recently filed Management Information Circular.  In addition to the aforementioned information, a statement of the significant ways that the Company’s Corporate Governance Practices differ from the NYSE Corporate Governance Rules; charters of the committees of the Board of Directors; and the Code of Conduct may be found on the Company’s website at www.corusent.com.

Corus Entertainment, as a foreign private issuer listed on the NYSE, is in full compliance with Section 303A of the NYSE corporate governance rules for foreign private issuers in all significant respects, except as summarized on the Company’s website www.corusent.com in the Investor Relations section.

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.           Undertaking

Corus Entertainment Inc. (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (the “SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

CORUS ENTERTAINMENT INC.
Date:	November 12, 2009	By:	/s/ THOMAS C. PEDDIE
		Name:	Thomas C. Peddie
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Comparative consolidated financial statements for the year ended August 31, 2009, together with the auditors’ reports thereon
99.2	Management’s Discussion and Analysis of Operating Results and Financial Position
99.3	Consent of auditors - Ernst & Young LLP dated November 4, 2009.
99.4	Officers’ certifications required by Rule 13a-14(a) or Rule 15d-14(a).
99.5	Officers’ certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
99.6	Code of Conduct