Form 40-F
period 2010-08-31
CORUS ENTERTAINMENT INC
filed 2010-11-05
CIK 1100868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended:	August 31, 2010

Commission File number:	001-14992

CORUS ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	4832, 4833 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)

Corus Quay
25 Dockside Drive
Toronto, Ontario
M5A 0B5 Canada
(416) 479-7000
(Address and telephone number of registrant's principal executive office)

CT Corporation System
111 8th Avenue, 13th Floor
New York, New York  10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Name of each exchange on which registered:
Class B Non-Voting Shares	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:   Class B Non-Voting Shares
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Voting Shares	03,444,128 As of August 31, 2010
Class B Non-Voting Shares	77,695,238 As of August 31, 2010

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

ANNUAL INFORMATION FORM

Fiscal year ended August 31, 2010

Corus Entertainment Inc.

November 5, 2010

ANNUAL INFORMATION FORM - CORUS ENTERTAINMENT INC.

Table of Contents
FORWARD-LOOKING STATEMENTS	3
INCORPORATION OF CORUS	4
Organization and Name	4
Subsidiaries	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Historical Background	5
Significant Acquisitions and Divestitures	5
DESCRIPTION OF THE BUSINESS	6
Radio	6
Description of the Industry	6
Competitive Conditions	7
Business Overview	7
Operating Strategy	10
Television	10
Description of the Industry	10
Competitive Conditions	13
Business Overview	14
Operating Strategy	17
ADDITIONAL INFORMATION CONCERNING CORUS’ BUSINESSES	19
Intangible Properties	19
Seasonality and Cycles	19
Economic Dependence	20
Environmental Protection	20
Employees	20
Foreign Operations	20
Lending	20
Bankruptcy	20
Reorganizations	20
Social or Environmental Policies	20
Risk Factors	21
Control of Corus by the Shaw family	21
CANADIAN COMMUNICATIONS INDUSTRY - REGULATORY ENVIRONMENT	21
Canadian Radio-television and Telecommunications Commission	21
Industry Canada	22
Restrictions on Non-Canadian Ownership	22
Broadcasting Services	22
Radio Undertakings	23
Specialty and Premium Television Networks Undertakings	23
Local Television Undertakings	24
Canadian Content Requirement for Broadcasters	25
Film and Television Tax Credits and Grants	25
International Treaty Co-Productions	25
Competition Act Requirements	25
Investment Canada Act	26
Copyright Act Requirements	26
CAPITAL STRUCTURE	26
Description of Capital Structure	26
Share Constraints	31
Ratings	31

MARKET FOR SECURITIES	32
Marketplaces	32
Trading Price and Volume	32
DIVIDEND POLICY	32
DIRECTORS	34
OFFICERS	35
AUDIT COMMITTEE	36
Charter	36
Composition of the Audit Committee	36
Principal Accounting Fees and Services - Independent Auditors	36
LEGAL AND REGULATORY	37
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
TRANSFER AGENTS	38
MATERIAL CONTRACTS	38
Senior Secured Credit Facility	38
Trust Indenture for 7.25% Senior Unsecured Guaranteed Notes due 2017	39
INTERESTS OF EXPERTS	39
ADDITIONAL INFORMATION	39
CORPORATE GOVERNANCE PRACTICES	39
SCHEDULE A - AUDIT COMMITTEE CHARTER	41

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

Corus commenced trading on the Toronto Stock Exchange (CJR.B) on September 3, 1999 and on the New York Stock Exchange (CJR) on May 10, 2000.  The Company voluntarily delisted from the New York Stock Exchange on August 4, 2010.

Corus’ registered office and an executive office is located at 501, 630 - 3rd Avenue S.W., Calgary, Alberta, T2P 4L4.  A second executive office is located at Corus Quay, 25 Dockside Drive, Toronto, Ontario, M5A 0B5.

Subsidiaries

The following table describes the significant operating subsidiaries of Corus as at August 31, 2010, their jurisdiction of incorporation or organization, and the percentage of voting and non-voting securities owned by Corus directly or indirectly.

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

GENERAL DEVELOPMENT OF THE BUSINESS

Corus is an integrated Canadian media and entertainment company with an established global distribution network for the programming the Company produces.  Corus has strong established brands in each of its businesses: Radio and Television.  The principal assets consist of 49 radio stations primarily in urban centres in Canada; a variety of specialty television networks focused on children and adult genres; and western Canada’s premium television services.  The Company also owns Nelvana Limited, an international producer and distributor of children’s programming and merchandise products; Kids Can Press, the largest Canadian-owned English language publisher of children’s books, and three broadcast television stations.

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

On September 3, 1999, the Corus Class B Non-Voting Shares were listed and posted for trading on the Toronto Stock Exchange (CJR.B).  On May 10, 2000, Corus Class B Non-Voting Shares were listed for trading on the New York Stock Exchange (CJR). The Company voluntarily delisted from the New York Stock Exchange on August 4, 2010.

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

In the first quarter of fiscal 2010, the Company completed the acquisition of the specialty television services Drive-In Classics and SexTV, which was subsequently rebranded as Sundance Channel and W Movies.  The total cash consideration paid was $40.0 million.

In the third quarter of fiscal 2010, the Company announced that, subject to regulatory approvals, it had reached an agreement with Cogeco Inc. for it to acquire 11 of its Corus Quebec radio stations in Montreal, Quebec City, Gatineau, Sherbrooke, Trois-Rivières, and St-Jérôme.

DESCRIPTION OF THE BUSINESS

Through fiscal 2010, Corus’ principal business activities were conducted through two operating groups: Radio and Television, as described below.

The breakdown of revenues by business for the two most recent fiscal years is as follows:

Year ended August 31	2010	2009
Radio	261,124	258,912
Television	575,097	530,014
Eliminations	-	(208)
Total revenues	836,221	788,718

Revenue streams in fiscal 2010 were derived primarily from two areas: advertising (52%) and subscriber fees (34%).

RADIO

Description of the Industry

The Canadian radio industry has historically been fragmented, with most stations being owned locally and oriented towards local advertisers and markets. Most recently in April 1998, the CRTC adopted a revised radio multiple ownership policy.  In any market where there are at least eight commercial radio stations in English or French, a single owner can own as many as two AM and two FM stations in that language. The net result of the 1998 decision is a further consolidation of ownership within the radio industry.

In its most recent statistics, CRTC data states that as of August 31, 2009, there were 644 commercial radio stations in Canada of which approximately 77% were FM stations and 23% were AM stations.

The radio industry is dependent upon airtime advertising revenues for economic performance and growth. According to the CRTC, the industry generated over $1.5 billion in revenues in 2009, a 5% decline over the previous year. Radio stations compete for advertising dollars with other radio stations and many other forms of media. According to industry sources, the radio industry captures approximately 13.5% of all advertising spending in Canada, compared to the daily newspaper and television industries, which capture approximately 13% and 29% of the total, respectively. According to the CRTC, in 2009, local advertising and national advertising represented 75% and 25%, respectively, of total radio advertising revenues. More recently in 2010, the top five metropolitan markets (Toronto, Montreal, Vancouver, Calgary and Edmonton) accounted for approximately 78% of total revenues in the Canadian radio industry.

Radio is an efficient, cost-effective medium for advertisers to reach specific demographic groups. Stations are typically classified by their on-air format, such as classic rock, country, adult contemporary, oldies and news/talk. A station’s format and style of presentation enables it to target certain demographics. By capturing a specific share of a market’s radio listening audience, with particular concentration in a targeted demographic market, a station is able to market its audience to advertisers.  Advertisers and stations utilize data published by audience measuring services, such as Bureau of Broadcast Measurement (“BBM”), to estimate how many people within particular geographical and demographic markets listen to specific stations. The number of advertisements that can be broadcast without jeopardizing listening levels, and the resulting ratings, is determined primarily by the format of a particular station and the local competitive environment. The number of advertisements that can be broadcast is not regulated.

The BBM introduced a new measurement system called the portable people meter (“PPM”) in fiscal 2009.  First launched in Montreal in December 2008 and subsequently in other major metropolitan cities across Canada in June 2009, the PPM is a passive device which measures actual listening as opposed to relying on the listener to accurately record habits in a dairy.  The PPM device registers all radio station exposures over a period of time and in any environment; thus accounts for personal listening as well as second-hand exposure (i.e. in a store or dentist office).  The PPM technology provides more accurate and granular audience tracking data than the paper-based recall diary method of the past and results have been positive, showing that radio continues to be a growth medium. The radio industry is working with advertisers on interpreting the new data and how to use it effectively with their media buying strategies.  Radio broadcasters are continuing to see the importance of new media outlets to work in tandem with the traditional radio stations.  Listeners want convenience and accessibility - audiences want content whenever and wherever they want on multiple platforms.  There is a growing need to ensure that strong local websites exist for each station to offer advertisers an opportunity to complement on-air campaigns with an interactive element not previously possible through radio streaming alone. A successful combination of on-air and on-line streaming will lead to increased brand awareness for the radio broadcaster and the advertiser and is expected to translate to a rise in ratings and advertising revenues.

Advances in digital technology made subscription radio a reality.  Subscription or Satellite radio provides a number of channels of programming to listeners for a flat monthly fee. Two licenses were launched in 2005 which distribute digital signals via satellite.  To date, results indicate no significant impact on terrestrial radio revenues or audience tuning.

Competitive Conditions

Radio stations compete for advertising dollars with other radio stations in their respective market areas as well as with other forms of media such as conventional television, specialty television networks, daily, weekly, and free-distribution newspapers, outdoor billboard advertising, magazines, other print media, direct mail marketing, and the Internet. In each market, Corus’ radio stations face competition from other stations also with substantial financial resources, including stations targeting the same demographic groups. In markets near the U.S. border, such as Kingston, Corus also competes with U.S. radio stations. On a national level, Corus competes generally with Astral Media, Rogers Media and CTVglobemedia, each of which owns and operates stations across Canada.

Factors that are material to being at a competitive advantage include the station’s rank in the most lucrative market demographics, its market share of targeted demographic, authorized power, and audience characteristics.

Business Overview

Corus’ radio group (“Corus Radio”) comprises 49 radio stations situated primarily in nine of the 10 largest Canadian markets by population as well as in smaller and medium-sized markets in the densely populated area of southern Ontario.

Corus Radio’s primary method of distribution is over-the-air, analog radio transmission.  Each radio station’s content is available to audiences through traditional analog radio receivers at the particular station’s licensed frequency on the AM or FM band.

Corus Radio is the second largest radio operator in Canada in terms of audience reach and tuning. According to BBM’s Fall Survey 2009 (“FA ’09”, “SP’10” and “R3’10), Corus had a market share of 39.8% in terms of audience reach, just behind the market leader Astral Media which had market share of 42.5%.  Rogers Media and CTVglobemedia followed with market shares of 30.5% and 23.5%, respectively, in terms of reach, during that same period. Corus Radio reaches one in three Canadians on a weekly basis.

Corus Radio operates stations primarily in urban centres in Canada, including Montreal, Quebec City, Toronto, Hamilton/Burlington, Winnipeg, Edmonton, Calgary and Vancouver, and in the densely populated area of southern Ontario. Corus Radio operates news/talk stations in eight out of Canada’s ten largest markets by population (Toronto, Montreal, Vancouver, Calgary, Edmonton, Winnipeg, Hamilton and London).  Corus is well positioned in the Toronto market through its three stations that focus on adults 18 to 54: Q107, 102.1 The Edge and AM 640.  Corus Radio news/talk stations continue to be the most listened to AM stations in Calgary, Edmonton, Vancouver and Winnipeg, measured by BBM.

Corus also owns a 50% stake in Canadian Broadcast Sales (“CBS”), in partnership with Rogers Media.  CBS is Canada’s leading national sales representation firm in terms of total advertising revenue booked and represents over 380 stations across Canada. In addition, Corus Radio operates Group Force Radio, a joint venture with Cogeco. Group Force Radio focuses on developing and delivering increased National revenues specific to the province of Quebec.

Corus Radio broadcasts in thirteen distinct radio station formats on 49 stations across Canada.  The following table sets out particulars of Corus’ radio stations as at October 31, 2010:

Location	Call letter	Frequency	Format	Target	Rank	Audience share (i)

B.C.
Vancouver	CKNW (CKNW 980)	AM	News/Talk	A35+	1	15.5
	CFOX (The Fox)	FM	Active rock	M18-49	3	8.8
	CFMI (Rock 101)	FM	Classic rock	M25-54	3	8.2
	CHMJ (AM 730)	AM	Traffic	A18+	17	0.6
Alberta
Calgary	CKRY (Country 105)	FM	Country	A35-54	2	8.9
	CHQR (QR77)	AM	News/Talk	A35-64	3	9.3
	CFGQ (Q107)	FM	Classic rock	M25-54	4	7.8
Edmonton	CHED (630 CHED)	AM	News/Talk	A35-64	2	10.2
	CKNG (JOE)	FM	80’s/90’s	A25-49	4	10.2
	CISN (CISN Country)	FM	Country	F35-54	3	11.2
	CHQT (i880 News)	AM	News	A25-54	13	1.3
Manitoba
Winnipeg	CJOB (CJOB 680)	AM	News/Talk/Sports	A25+	1	17.1
	CJGV (Groove FM)	FM	Smooth adult jazz	A35-64	9	2.7
	CJKR (Power 97)	FM	Rock	M18-34	1	23.1
Ontario
Barrie	CIQB (B101)	FM	Contemporary hit	F18-49	1	17.2
	CHAY (FM93)	FM	Adult contemporary	F35-54	4	11.2
Burlington	CING (Vinyl 95.3)	FM	Greatest hits	A25-54	2	9.5
Cambridge	CJDV (DAVE)	FM	Variety Rock	M35-49	2	11.8
Collingwood	CKCB (The Peak)	FM	Adult contemporary	A25-54	N/A	N/A
Cornwall	CFLG (Variety 104.5)	FM	Adult contemporary	A25-49	1	20.5
	CJSS (Rock 101.9)	FM	Rock	M25-54	2	15.1
Guelph	CJOY (1460 CJOY)	AM	Oldies	A45+	1	11.0
	CIMJ (Magic 106.1)	FM	Adult contemporary	A25-49	1	19.2
Hamilton	CJXY (Y108)	FM	Rock hits	M25-49	1	12.3
	CHML (AM 900)	AM	News/Talk	A35+	3	7.9
Kingston	CFMK (FM96)	FM	Classic Rock	M25-54	4	10.3
	CKWS (104.3 CKWS-FM)	FM	Greatest hits	A25-54	7	2.8
Kitchener	CKBT (91.5 The Beat)	FM	Contemporary hit	A25-44	2	13.1
London	CFPL (FM 96)	FM	Mainstream Rock	M18-49	1	25.4
	CFPL (AM 980)	AM	News/Talk	A35-64	9	2.7
	CFHK (Fresh FM)	FM	Hot AC	F18-49	1	22.9
Peterborough	CKWF (The Wolf)	FM	Rock	A25-49	2	23.9
	CKRU (100.5 Kruz- FM)	FM	Greatest hits	A25-54	4	10.3
Toronto	CFNY (102.1 The Edge)	FM	New rock	M18-34	1	16.2
	CILQ (Q107)	FM	Classic rock	M25-54	1	14.5
	CFMJ (AM 640)	AM	News/Talk	M25-49	11	3.1
Woodstock	CKDK (103.9 FM)	FM	Classic hits	A35-64	2	7.7
Quebec
Gatineau	CJRC	FM	Classic hit	A35-54	16	1.2
Montreal	CFQR (The Q)	FM	Adult contemporary	F25-54	2	22.3
	CKOI	FM	Contemporary hit	M25-44	1	15.9
	CKAC	AM	Sports	M25-54	5	5.1
	CHMP	FM	News/Talk	A35-54	4	7.8
Quebec City	CFOM	FM	Classic hit	A35-54	3	14.1
	CFEL	FM	Contemporary hit	A25-44	4	12.0
St. Jerome	CIME	FM	Adult contemporary	A25-54	1	14.3
Sherbrooke	CHLT	FM	Classic hit	A35-54	5	4.9
	CKOY	FM	Contemporary hit	A25-44	4	9.2
Saguenay	CKRS	FM	Classic hit	A35-54	5	6.8
Trois-Rivieres	CHLN	FM	Classic hit	A35-54	4	6.0

(i) Sources:
SP’10 -Winnipeg, Hamilton, Kingston, Kitchener, London, Gatineau, Quebec City, Sherbrooke, Saguenay, Trois-Rivieres; R3’10 - Montreal, Vancouver, Calgary, Edmonton, Toronto; FA’09 - Barrie, Cornwall, Guelph, Peterborough, Woodstock, St. Jerome

Corus Radio derives the majority of its revenues from advertising sales. Revenues for fiscal 2010 and 2009 were $261 million and $259 million, respectively.

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

Radio’s success in terms of advertising revenues comes from a number of demographically targeted groups.  The group that garners the most advertiser dollars is adults 25-54 (A24-54).  From 2005 to 2010, this group represented almost half of all advertising agency ad spend each year.  Corus Radio stations are competitive in the top 4 most sought after demographically targeted groups: A25-54, A18-49, A35-54 and F25-49.

In addition to advertising revenues, Corus Radio derives a smaller portion of its revenues through non-traditional revenue sources (non-airtime).  Websites have proven to be extremely popular with audiences and advertisers and are a growing source of revenue.  Corus Radio has very loyal listeners that continue to be connected to the station for the music, the hosts, the events and information-entertainment that is present on Corus websites.  With approximately 1,450,000 people registered to Corus Radio’s stations’ web-clubs and permission-based e-mail, the stations are able to develop one-to-one relationships and connect audiences with advertisers in areas that meet their needs.  Other sources of non-traditional revenue include sponsorships, concerts and other events that allow Corus Radio to diversify its revenue streams and reach more potential listeners.

Corus Radio has a clustering strategy pairing AM and FM radio stations to the limits allowed by the CRTC based on the size of the market. Such clustering improves operating performance by expanding demographic coverage of the market, thereby providing local and national advertisers with an attractive and efficient medium with which to allocate their advertising dollars.  Clustering also provides opportunities to share costs among stations in the cluster, thereby improving operating margins.

Operating Strategy

Radio

At Corus Radio, we believe that radio is an evergreen business and is a medium that has considerable growth potential.  It’s cost effective to purchase as an advertiser to reach targeted consumers, it’s measurable, both in terms of metrics and actions by consumers, it’s a business that’s not capital intensive and, it has a long and successful record as a proven business model that creates great cash flow.  Its revenue growth has for the most part, been in step with Canada’s GDP growth which holds promise for the radio industry in the years ahead.

Corus Radio will seek to dominate its target demographic groups.  We are competitively positioned in our local markets in terms of formats, ratings and demographic appeal. We have built a growth strategy specifically around being local in reaching large audiences in two major segments: news and information and music programming targeted to audience segments that have significant spending power. Our radio stations deliver a balanced gender profile, attracting audiences that are significant in both females and males.  Based on BBM total hours tuned from the fall 2009 survey, Corus radio stations’ share of hours tuned for A12+ was 54% Male and 46% Female.

Corus Radio is committed to controlling costs and delivering one of the best operating margins in the industry.  In fiscal 2010, we reorganized our radio division to build for future growth.  This reorganization was designed to strengthen our ability to consolidate operational back-office costs, eliminate redundancies, while continuing to invest extensively in marketing, research and talent.

New Media

At Corus Radio, we recognize that the demands of multiple platforms that are complementary to radio are essential to its growth.  We believe that digital distribution and interactivity are the two key concepts for Corus Radio’s future. Corus Radio will continue to leverage new media to expand our audience and give new opportunities to advertisers through a series of strong local websites to complement Corus’ radio stations.

On-line audio streaming through websites affords the broadcaster and advertiser a more personal connection with the listener not available through traditional radio. In early 2009, Corus Radio was the first radio broadcaster to launch an iPhone streaming application and since then almost 300,000 users have downloaded our iPhone and Blackberry applications.  Our Corus radio applications, designed for smartphones, have proven very successful among our listeners.  The integration it provides with tagging, playlists and other features demonstrate the future potential of digital radio.  While streaming comprises a small percentage of overall tuning today, the number of individuals is growing and Corus Radio is ready with unique capabilities to meet their listening needs.

Other new media initiatives taken in fiscal 2010 include our news talk programming being available on demand through the station’s website and social networking venues (“listener clubs”) where over one million listeners across Canada are engaging with our stations and their personalities.

TELEVISION

Corus’ television group (“Corus Television”) comprises specialty television networks, pay television services, three local television stations, and the Nelvana content business which consists of the production and distribution of television programs, merchandise licensing and publishing.

Description of the Industry

According to the CRTC Communications Monitoring Report 2009, there were approximately 11.3 million subscribers to television programming services in 2009. There were approximately 8.1 million cable and Internet protocol television (“IPTV”) subscribers and 2.8 million direct-to-home (“DTH”) satellite and multipoint distribution systems (“MDS”) subscribers. Total digital subscribers were approximately 7.6 million, up from 6.8 million a year earlier.

Specialty and Pay Television Networks

Specialty and pay television networks, along with pay-per-view (“PPV”) and video on-demand (“VOD”) generated $3.1 billion of combined advertising and subscriber revenues in 2009. Specialty and pay television networks are available to those Canadians who subscribe to the service package of a particular broadcasting distribution undertaking (“BDU”) (i.e. cable television, DTH satellite and MDS). Specialty television networks provide special interest, news, sports, arts and entertainment programming, while premium television networks provide commercial-free movies, series and special event programming.

Specialty and pay television networks each obtain revenues by charging a monthly subscriber fee to cable and DTH satellite operators.  Subscriber fees are the sole source of revenues for licensed premium television services, while specialty services can also generate advertising revenue.  The CRTC regulates the maximum subscriber fee if the network is included as part of the basic cable service of a large cable operator, but not if the network is carried on a discretionary tier. Regardless, the amount of the subscriber fee is specified in the network’s agreement with the BDU. Digital specialty services are carried on a discretionary tier of digital-only theme packages, as a stand-alone digital offering, or as part of individual premium services provided to digital subscribers.  Specialty and pay television networks benefit from these subscriber fees, which are supported by the high level of cable and satellite penetration in Canada. Subscribers to discretionary tiers pay monthly fees to their BDU that reflect an amount for the basic service, plus an additional amount for specialty and premium television networks for which they subscribe on discretionary tiers.

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

Unlike pay television networks, which are prevented by CRTC regulations from obtaining advertising revenues, specialty television networks may obtain both subscriber and national advertising revenues. Specialty television networks appeal to advertisers seeking highly targeted markets. The CRTC limits national advertising to 12 minutes an hour for specialty services but does not regulate advertising rates, and specialty television networks are not required to share a portion of their advertising revenues with the cable and DTH satellite operators. According to the CRTC, television advertising in 2009 totaled approximately $3.1 billion in Canada.  Specialty and pay television networks, along with PPV and VOD, received a 32% share of total television advertising revenues, or approximately $1 billion, compared to approximately $1 billion or a 30% share of total television advertising revenues in 2008.

Canadian specialty and premium television networks have experienced subscriber growth over the past decade due to the advances in cable-based delivery systems and the growth of DTH satellite services. In November 2000, a number of new digital specialty television network licenses were awarded by the CRTC for launch commencing September 2001. Of these licenses, 21 were Category 1 and 262 were Category 2. Since the initial awarding of 262 Category 2 licenses, additional Category 2 licenses have been granted.  However, as of December 2009, only approximately 86 Category 2 digital networks are in operation.

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

Over the past few years, the children’s television market has fundamentally changed.  Demand for production has slowed due to consolidation and vertical integration of U.S. production studios and television.

Despite the current environment, the long-term outlook for the worldwide animation business and the children’s entertainment sector is favorable.  Future growth in the sector is being fueled by:

•	the growth of the 3D animation market;

•	the shift of audiences from traditional broadcast networks to cable networks;

•	the growth of digital television services, providing a new platform for additional cable and satellite services and thereby new programming opportunities;

•	the continued international expansion by all types of programming services, including major U.S. broadcasters and domestic children’s services;

•	the growth in demand for content featuring recognizable characters on the Internet; and

•	the emerging platforms for content distribution (i.e. video on demand, subscription video on demand, broadband, smart phones and video games).

According to industry sources, total spending on filmed entertainment, which includes feature films, video, television shows, animation and other programming worldwide is expected to grow from an estimated US$85.1 billion in 2009 to US$107.5 billion in 2014.

The home entertainment market is a US$54.5 billion industry worldwide, and includes DVD & VHS sales and in-store rental and online rental subscription revenues.  Over the longer run, growth in Blu-ray HD videos will offset a declining DVD market and propel overall sell-through.  Rentals will benefit from a weak economy in the near term because their lower prices will be more attractive. Over the longer run, competition from video-on-demand and online distribution will cut into in-store rental.  Faster broadband speeds and devices that allow TV viewing will propel a small digital download market.  Growth is expected to continue due to two factors: (1) increased penetration of HD TV systems, which in turn will spur DVD sell-through as customers upgrade their DVD collections to HD and to Blu-ray, (2) the launch of new digital download-to-own and subscription streaming services, which make available a broader selection of content to customers.

Merchandising

According to industry sources, in 2009 licensed retail sales in the United States and Canada were approximately US$92.4 billion. All of Corus’ character brands fall into the entertainment/character property type category, which, according to industry sources, accounted for US$11.12 billion of retail sales in the United States and Canada in 2009. The entertainment/character property type category accounts for 12% of total licenses retail sales in the United States and Canada in 2009.

Publishing

Global consumer and education book publishing was over US$108.2 billion in 2009 which was down 1.2% compared to 2008.  The economic downturn hurt the print books and audio books segments.  However, the electronic book segment rose by 50.4% in 2009.  Global consumer and educational electronic book sales will continue to drive growth with forecasted compound annual growth of 27.7% from 2010 to 2014.    By 2015, the Global children’s publishing market is expected to reach US$9.66 billion.  Increased spending on education by governments and parents, population growth and higher emphasis on education will help drive growth in the children’s book market.  The Canadian book publishing industry generated over CDN $2 billion in revenue in 2008 of which over CDN $200 million was for children’s books.

Local Television

Local television stations are licensed by the CRTC and provide over-the-air broadcast television signals to viewers within a local geographical market or on a network basis.  In addition to receiving conventional television signals off-air, the majority of Canadian viewers have access, either directly or through a BDU, to the television signals of U.S. border stations which are generally affiliated with one of the four U.S. commercial networks (ABC, NBC, CBS and Fox) and a Public Broadcasting Service station.  Canadian conventional television stations generate revenue from advertising and receive no subscription revenues.    There is no limit of commercial messages that a conventional television station may broadcast.  The success of conventional television is dependent on the quality of programming which results in audience ratings that in turn attract advertisers to a station or network.  In the case of stations affiliated with the CBC, the local, private affiliated station receives a fee from the CBC to air or broadcast CBC national programming at certain designated times, in addition to being able to generate advertising revenues.

Digital technology

Technology is driving more consumer change today than ever before.  Data mobility, from cell phone to smart phone to tablet is growing much more quickly than the Internet did.  The application market for these devices offer a real business model for new media and social networking has become a driving force in marketing, community and communication.

The trend in the television sector is in innovative products and services in the digital environment. The emphasis on instant gratification for consumers is dominating the industry. New product offerings have fueled growth in the digital sector, reduced churn and contributed to incremental revenue growth.  These products include: Video-on-demand (“VOD”); Subscription video-on-demand (“SVOD”); High Definition Television (“HDTV”); Personal Video Recorders (“PVR”); mobile television, Internet protocol TV, Internet TV;  and mobile devices, all of which provide greater choice in delivery to the consumer and increases the amount of digital subscriptions for the provider.

Portable People Meter (‘PPM’)

As with the radio industry, BBM launched a new national and regional audience measurement service using PPM technology in late 2009.  The television industry is working with advertisers on interpreting the new data and how to use it effectively with their media buying strategies.

Competitive Conditions

The television broadcast environment is highly competitive.  The principal methods of competition in broadcast television are the development and acquisition of popular programming and the development of audience interest through programming and promotion, in order to sell advertising at profitable rates.  Broadcast networks like YTV, W, CMT, VIVA, the conventional television stations and digital channels compete for audience, advertising revenues, and programming with other broadcast networks such as CBC, CTV, Global, Rogers, other digital channels, independent television stations, basic cable program services as well as other media, including DTH television services, DVDs, print and the Internet.

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

Corus Television’s specialty and premium television networks compete for subscriber fees with other specialty and premium television network operators, including CTVglobemedia, Canwest Media Inc., Rogers Broadcasting, Allarco Entertainment Inc. and Astral. According to the CRTC, in 2009, the Canadian specialty television and premium television network industries generated $3.1 billion of combined advertising and subscriber revenues. Corus’ specialty services also compete directly for advertising revenues with the operators of cable networks listed above and with broadcast networks, including Global, CBC and CTV, and with other advertising media. Corus’ conventional television stations compete principally for viewers and advertisers with other television stations that broadcast in central and eastern Ontario.

In June 2006, the CRTC licensed a national pay television service which competes directly with Corus’ premium television networks.  The service launched in the fall of 2007 and its parent company, Allarco Entertainment Inc., is currently under CCAA protection.

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

The publishing industry in Canada is competitive.  There are more than 1,500 book publishers that operate in Canada.  Approximately 300 of these publishers account for roughly 95% of book publishing revenues.  Canadian publishers face stiff competition from large multinational publishing houses which represent less than 4% of publishers operating in Canada but produce 44% of industry revenues.   The Children’s book publishing market in Canada is highly fragmented and faces competitive pressures from self publishers who leverage the internet to distribute their books.

Business Overview

Corus had the following interests in specialty and premium television networks which we are broadcasting in Canada as at October 31, 2010:

Network	Description of programming	Category	Interest
YTV	Children/Family	Analog	100%
Treehouse TV	Preschool children/Parents	Analog	100%
W Network	Lifestyle and entertainment geared to women	Analog	100%
Country Music Television (“CMT”)	Country music/Country lifestyle	Analog	80%
Telelatino	Canadian-Italian and Spanish	Analog	50.5%
TELETOON	Children/Family/Adult animation	Analog	50%
The Food Network Canada	Food related	Analog	20%
Movie Central	Premium movies and series	Pay TV	100%
Encore Avenue	Classic movies	Pay TV	100%
Nickelodeon	Children/Family	Digital - Category 2	100%
DUSK	Suspense and thriller movies and series	Digital - Category 2	51%
VIVA	Formal and informal educational programming	Analog	100%
Cosmopolitan TV	Lifestyle and entertainment geared to working women aged 18 to 34	Digital - Category 2	54%
W Movies	Movies geared to women	Digital - Category 2	100%
Sundance Channel	Diverse movies, festival-selected shorts, documentaries and innovative original series	Digital - Category 2	100%

Specialty Television Networks

Corus Television’s group of specialty television networks appeal particularly to kids, Moms and women, much-coveted target groups among Canadian marketers.  Our television networks exhibit tremendous reach in each of these target groups demonstrated by the fact that 93% of kids, 93% of Moms, and 76% of women view our networks in an average month.

YTV is a specialty television network dedicated to programming for children and teens aged two to 17. YTV has the highest average weekly reach of any Canadian specialty network for Kids 2-11 based on the BBM 09/10 broadcast year data.  This network reaches children beyond the television with interactive events and initiatives including ytv.com, a top Canadian kids’ website. YTV is generally carried on the basic tier.

Treehouse TV is a specialty service in Canada dedicated to preschoolers (aged two to five). Treehouse TV operates on a 24-hour basis offering a commercial-free television environment in its preschool programming that reflects the interests and developmental levels of young children.  Among specialty channels, Treehouse TV broadcasts all of the top 40 programs for kids 2-5 in Canada, based on BBM 09/10 broadcast year data.

W Network was acquired by Corus on April 15, 2002. The specialty television service is dedicated to serving the needs and interests of women.  W Network continues to capitalize on robust advertising demand for its highly targeted demographics witnessed by the fact it leads the competitive set in monetizing its ratings.

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

VIVA, formerly the Canadian Learning Television, was acquired by Corus on September 1, 2008.  The service focuses on boomer women, women 35 to 54.

Currently, Corus offers the following digital specialty television networks:

(1)	DUSK, which offers suspense and thriller theme through a movie-rich schedule of classic and modern thrillers, cult favorites and popular series;

(2)	Cosmopolitan TV, which offers lifestyle and entertainment programming, geared towards women 18 to 34;

(3)
Nickelodeon which offers children programming featuring a line-up of award winning Nick properties, from current live-action comedies and animated favourites to classic hits 24 hours a day, geared towards kids 6 to 11.

(4)
W Movies is the go to destination for women looking for smart, fun and engaging film.  The network showcases films for and about women, with genres ranging from romance and comedy to drama and suspense.

(5)	Sundance Channel offers a line-up of award-winning, diverse and engaging titles, featuring the best in feature films, festival-selected shorts, documentaries and innovative original series.

DUSK was launched in September 2001, Cosmopolitan TV was launched in February 2008, Nickelodeon launched on November 2, 2009.  W Movies (formerly SexTV) and Sundance Channel (formerly Drive-In Classics) were acquired by Corus on November 30, 2009.

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

Revenues from Corus’ specialty television networks are derived primarily from subscriber fees and advertising.  In fiscal 2010, subscriber fees accounted for 45% and advertising accounted for 52% of total revenues from the specialty television networks.

Pay Television Networks

Movie Central and Encore Avenue provide premium television services in western Canada, featuring blockbuster movies, series and specials from diverse genres on six channels. Each channel broadcasts commercial-free 24 hours a day, seven days a week. The Movie Central brand consists of four standard definition channels including HBO Canada and two high definition channels including HBO Canada HD.  The Encore brand consists of two standard definition channels and one high definition channel.

Revenues from premium television networks have experienced significant growth over the past three years as a result of increased direct-to-home satellite and digital cable subscribers. As at August 31, 2010, Movie Central service had 963,000 subscribers, a 1% increase in year-over-year subscribers, representing penetration of approximately 33% of digital cable and direct-to-home satellite subscribers in western Canada.

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

At August 31, 2010, Nelvana Enterprises’ program library totaled almost 4,000 half-hour equivalent episodes, comprising 89 animated television series, 12 specials, 13 animated feature length films and 10 live action series. Children’s animated programs generally have longer life spans than those of live action programs because they can typically be resold continually to new generations of audiences around the world. The United States television market is Nelvana’s largest source of revenue accounting for 48% of production and distribution revenues in fiscal 2010, compared to 29% from the Canadian market and 22% from the International market.

Merchandising

Television’s merchandising business contains some of Nelvana’s most popular characters, including Bakugan, Beyblade, Franklin, Babar, and Backyardigans, which have achieved recognition and popularity worldwide and have become valuable long-term merchandising brands. Nelvana Enterprises’ merchandising efforts focus on marketing its most popular brands and co-coordinating with retailers to promote its character merchandise in North America and around the world. Nelvana Enterprises becomes either the licensor or agent, on behalf of the owner of the property, for most product categories, including toys, plush, apparel, gifts, book publishing and interactive products for brands produced by the studio or acquired from third parties. Highlights in fiscal 2010 include a break out year for Bakugan, with the brand reaching the #2 position for boys action properties worldwide.  Also in 2010, a comprehensive Babar merchandising program roll-out began in France timed to launch with the debut of the new Babar & Adventures of Badou series on TF1 in France.  The re-launch of Beyblade also began in earnest in fiscal 2010, with broadcast underway and toys released by Hasbro in both the US and Canadian markets.

Publishing

Television’s publishing business is conducted through its subsidiary Kids Can Press, acquired in 1998. Kids Can Press is the largest Canadian-owned English language publisher of children’s books with a broad and growing backlist of titles. The Kids Can Press catalogue includes titles such as Franklin and Scaredy Squirrel.

Local Television

Corus owns three local television stations - one in each of Kingston, Peterborough and Oshawa, Ontario. Each is an affiliate of the CBC.  These were acquired in April 2000. Revenues are almost exclusively derived from advertising. In fiscal 2010, national agency directed clients and local advertisers accounted for a combined 63% of revenues.  CBC network affiliate payments amounted to 9% of revenues, with the remaining 28% originating from a variety of other sources.

The Corus local television stations are eligible to receive both the Small Market Local Programming Fund (“SMLPF”) and the Local Program Improvement Fund (“LPIF”).

Operating Strategy

Corus Television is organized to focus on two strategic portfolios. The Kids’ portfolio includes YTV, Treehouse TV, TELETOON, Nickelodeon, the Nelvana Studio and Nelvana Enterprises.  The consolidation of the kids’ assets will allow for shared programming, a streamlined development process, the ability to create and maintain multi-platform rights in Canada and ensure stable output with cost certainty for the studio.  The Specialty and Pay portfolio includes the operations of W Network, CMT, Telelatino, Movie Central, Encore Avenue, VIVA, Cosmopolitan TV, DUSK, W Movies and Sundance Channel.   Management is responsible for generating program buying synergies, developing strategies for integrating operations where possible, as well as consolidating cross-promotion and marketing opportunities and joint sales initiatives.

Corus Television’s operating strategy remains focused on four key areas: (i) increasing its position in the kids’ and women’s genres, (ii) leveraging the competitive position of Corus Premium Television, (iii) building key relationships with BDUs and (iv) maximizing programming and operational synergies across all Corus brands.

Corus will continue to focus on managing and growing its core business.  The Company will continue to explore new platform opportunities and make investments to test where appropriate.

Kids

Corus Television continues to lead the kids’ entertainment marketplace in Canada through programming on YTV, Treehouse TV, TELETOON and Nickelodeon which launched November 2, 2009.  Corus Kids intends to drive revenue growth on our networks by building program ratings, by attracting new advertisers and building new revenue sources such as family co-view opportunities which attract advertisers looking for Moms and Dads.  The integration of the kids’ business (Nelvana Studios, Nelvana Enterprises and the broadcast networks) enables the maximization of new platform efforts, an increasingly important segment of the kids’ market.  The consolidation of the development streams ensures that Corus continues to create superior content which will drive ratings both in Canada and abroad.

Corus continues to be involved in qubo, a kids channel in the United States which was launched in partnership with ION Networks, Classic Media, Scholastic and NBC Universal.  The channel, which focuses on educational and entertaining programming, provides another outlet for Nelvana shows and is currently in approximately 42 million homes with the majority of the programming schedule made up from Corus programming.

Corus Television is also using its programming library to help launch new linear broadcast channels internationally.  One such channel initiative, Kidsco, was launched in fiscal 2007 to help increase the profile of the Nelvana brands. Corus Television owns one third of the channel in partnership with NBC Universal and Cookie Jar.  Kidsco is targeted to preschoolers, kids aged 6 to 11 and their families.  Kidsco is currently carried in over 90 countries across Asia, Europe and Africa and in approximately 12.7 million homes.

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

Specialty and Pay

Corus Television has achieved a leadership position in the women’s genre.  Over the last eight years, we have grown our women’s audience by 160%.  We have grown organically through outstanding programming and scheduling strategies and by being experts in marketing to women.  Our women’s portfolio is anchored by our flagship brand W Network targeting women aged 25-54.  The viewing audience in this demographic has increased 90% since the 2001-2002 season when Corus acquired the network, making W Network one of the leading specialty services for women. We have also grown through the launch of highly targeted differentiated women’s brands: Cosmopolitan TV, VIVA and W Movies.

Cosmopolitan TV, a channel for women 18 to 34 was launched in February 2008.  The channel features content about relationships and sex and is in 4.0 million households.  Corus Television also added VIVA (formerly CLT) to its portfolio in September 2008.  This channel is targeted to Boomer women, aged 35 to 54 and is currently in 6.2 million households.  W Movies, formerly SexTV, was acquired by Corus in November 2009 and is targeted to all women and is currently in 1.6 million households.  These three new channels provide a powerful flanking strategy for W Network, enabling our advertisers to reach a diverse cross section of women with their messages.

Corus’ pay television services operate under two separate licenses (Movie Central and Encore Avenue). Our pay television services will continue to focus on delivering high quality programming and investing in marketing to promote customer acquisition and retention. Having established a track record of successful direct marketing campaigns, undertaken with the cooperation of key cable and satellite providers, Corus will continue to capitalize on the growth in the number of digital households in western Canada as well as up-selling current digital households. Demand for movies and new original dramatic series continue to fuel strong interest in the service’s programming. Movie Central has secured output agreements with major Hollywood studios for exclusive programming, such as first windows on blockbuster feature films and new HBO and Showtime products. These agreements allow Movie Central to premiere HBO series on Movie Central at the same time as they debut in the United States.  On October 30, 2008, HBO Canada was launched and is available through all major cable and satellite affiliates.   HBO Canada is a multiplex channel offered as part of our Movie Central package in western Canada.  Astral’s The Movie Network offers the same HBO Canada package in eastern Canada.

Corus is also leading with innovative new digital product offerings which will fuel digital growth, reduce churn and contribute incremental revenues.  In this regard, Corus established the first Subscription Video on Demand product in Canada. Movie Central SVOD offers Movie Central subscribers more than 90 hours of unique programming each week including feature films from five major Hollywood studios and high-profile US series.

Our new state-of-the art facilities at Corus Quay will play a major role as a highly flexible platform to enable the delivery of our premium content to our BDU partners in whatever way they want it.  Movie Central has two dedicated high definition channels showcasing an unparalleled lineup of new releases in true high definition format which includes HBO Canada. Encore Avenue HD, which launched in April 2008, offer subscribers re-mastered library features in true HD.  In fiscal 2011, Corus Television will launch an additional four services, MC2, YTV, W Movies and Sundance Channel in high definition.  As well we will expand our offering of video-on-demand across more of our brands.

New Media

Corus is looking beyond websites as we scan the new media marketplace for opportunity.  Corus Television will continue to capitalize on the growth in the home entertainment industry, both domestically and internationally as well as seek new media platforms such as VOD, SVOD, mobile and interactive games to create new revenue streams.   Many of these distribution platforms - VOD, SVOD, cell phones and broadband - are in the early stages and are not expected to generate significant revenue for at least five years.  Corus Television has established strong relationships with all of the major strategic players in the On-Demand space with an ongoing focus to unlock the value of our library with the best partners as these business models evolve.

As well, we are making cautious investments and partnerships with brand-aligned new media players.  These are small but provide Corus access to experienced new media teams that can further refine our own future plans.

ADDITIONAL INFORMATION CONCERING CORUS’ BUSINESSES

a)	Intangible Properties

Corus uses a number of trademarks, service marks and official marks for its products and services. Many of these brands and marks are owned and registered by Corus, and those trademarks that are not registered are protected by common law. Corus also licenses certain marks from third parties. Corus has taken affirmative legal steps to protect its owned and licensed trademarks, and Corus believes its trademark position is adequately protected.  The exclusive rights to trademarks depend upon the Company’s efforts to use and protect these and Corus does so vigorously.

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

Corus Television’s pay television services are solely dependent on subscriber fees.  The major BDUs are Rogers, Shaw, Cogeco, Bell ExpressVu, Videotron and Shaw Direct.

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

e)  Employees

As at August 31, 2010, Corus had approximately 1,768 full-time employees.  The breakdown by segment is as follows:  Radio - 991 employees; Television - 652 employees; and Corporate - 125 employees.

f)  Foreign Operations

Approximately 7% of Corus’ consolidated revenues for the year ended August 31, 2010 was derived from foreign operations.  These consist primarily of revenues from the Company’s international film distribution business.

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

The Code applies to all employees and members of the Board of Directors of Corus and its subsidiary companies.  For purposes of rules promulgated under Section 406 of the Sarbanes Oxley Act of 2002, portions of this Code shall comprise the Company’s “code of ethics” for senior executives and financial officers.  The Code is available on the Corus Entertainment website at www.corusent.com under the Investor Relations section.

k) Risk Factors

A discussion of risk affecting the Company and its business is set forth under the heading “Risks and Uncertainties” in the Management’s Discussion and Analysis for the year ended August 31, 2010, as contained in the Company’s 2010 Annual Report, which discussion is incorporated by reference herein.  In addition, the Company is subject to the risks and uncertainties set forth below in the discussion of the Canadian communications industry regulatory environment.

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

CANADIAN COMMUNICATIONS INDUSTRY - REGULATORY ENVIRONMENT

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

CAPITAL STRUCTURE

Description of Capital Structure

(a) General

The authorized share capital of Corus consists of an unlimited number of Class A participating shares (“Class A Voting Shares”); an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) (and, together with the Class A Voting Shares, the “Corus Shares”); an unlimited number of Class 1 preferred shares (the “Class 1 Preferred Shares”), issuable in series; an unlimited number of Class 2 preferred shares (the “Class 2 Preferred Shares”), issuable in series; and an unlimited number of Class A preferred shares (the “Class A Preferred Shares”). As at August 31, 2010, there were 3,444,128 Class A Voting Shares, 77,695,238 Class B Non-Voting Shares and no preferred shares outstanding.

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

Ratings
The following table sets forth the ratings assigned to Corus’ Senior Unsecured Guaranteed Notes by DBRS Limited (“DBRS”) and Standard & Poor’s Rating Services (S&P”):

Security	DBRS (1)	S&P (2)

7.25% Senior Unsecured Guaranteed Notes due 2017	BBB(low)	BB

Notes:

(1)
DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  A rating of BBB by DBRS is the fourth highest of ten categories and is assigned to securities that are of adequate credit quality.  The capacity for the payment of financial obligations is considered acceptable but may be vulnerable to future events.  The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.  The “high” and “low” grades are not used for the AAA and D categories.

(2)
S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  A rating of BB by S&P is the fifth highest of ten major categories.  According to the S&P rating system, obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’ and ‘C’ are regarded as having significant speculative characteristics.  An obligation rated ‘BB’ is less vulnerable to non-payment that other speculative issues; however, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.  Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities.  The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Notes, in as much as such ratings do not comment as to market price or suitability for a particular investor.  Any of the foregoing ratings may be revised or withdrawn at any time by the respective rating organization if in its judgment circumstances so warrant.

MARKET FOR SECURITIES

Marketplaces

The securities of the Company are listed and posted for trading on the exchanges set forth below.

Security	Exchange	Symbol
Class B Non-Voting Shares	Toronto Stock Exchange (“TSX”)	CJR.B

In fiscal 2010, the Company announced its intention to voluntarily delist its Class B Non-Voting Shares from the New York Stock Exchange (NYSE) and subsequently, its Class B Non-Voting Shares were delisted from the NYSE on August 5, 2010.  The Company will continue to meet its U.S. Securities and Exchange Commission (SEC) reporting obligations until such time as it can terminate registration of its Class B Non-Voting Shares with the SEC, as permitted under the SEC rules.

Trading Price and Volume

The following table sets forth the monthly price range and volume traded for the Company’s publicly traded securities on the TSX for the periods indicated.

TSX - CJR.B
Month	High	Low	Close	Average Daily Volume
September 2009	18.22	14.48	18.22	306,238
October 2009	18.60	16.10	17.79	203,253
November 2009	18.52	16.56	17.92	209,730
December 2009	20.00	17.60	19.85	164,277
January 2010	20.47	18.34	18.60	163,761
February 2010	18.98	17.61	18.03	179,527
March 2010	20.21	17.86	19.85	111,301
April 2010	21.00	19.26	20.45	128,251
May 2010	20.91	18.61	19.91	150,546
June 2010	20.15	18.40	18.78	144,255
July 2010	20.77	18.26	19.41	109,438
August 2010	19.63	18.69	19.47	107,628

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

On September 29, 2009, the Company announced that its Board of Directors had approved the issuance of shares from treasury at a two percent discount from the average market price, pursuant to the terms of its DRIP, effective November 1, 2009.

On October 27, 2010, the Company announced that its Board of Directors had approved a $0.15 increase in its annual dividend, effective November 1, 2010.  At the new rate, the expected dividend on an annual basis for the Company’s Class A Voting and Class B Non-Voting Shares is $0.745 and $0.75 respectively, up from the previous rate of $0.595 and $0.60 respectively.

(b) Restrictions on Payment of Dividends

Covenants under Corus’ credit agreement with a syndicate of lenders, as amended and restated on February 11, 2010, may restrict Corus’ ability to pay dividends should Corus fail to achieve certain financial ratios and/or financial performance or if an event of default has occurred and is continuing or would result from the payment of the dividend.

A covenant under the Trust Indenture pursuant to which Corus’ 7.25% Senior Unsecured Guaranteed Notes due 2017 were issued, referred to as the “Limitation on Restricted Payments”, also may restrict Corus’ ability to pay dividends should Corus fail to achieve certain financial ratios and/or financial performance or if an event of default has occurred and is continuing or would result from the payment of the dividend.

(c) Distribution Rates and Payment Dates

The annual distribution rates on securities of the Company and payment dates for the fiscal year ended August 31, 2010, as well as the annual dividend payments for the past three fiscal years, are set forth in the tables below.

Fiscal 2010 dividends paid per share
Date paid	Class A Voting Shares	Class B Non-Voting Shares
August 31, 2010	$0.049585	$0.050000
July 30, 2010	$0.049585	$0.050000
June 30, 2010	$0.049585	$0.050000
May 31, 2010	$0.049585	$0.050000
April 30, 2010	$0.049585	$0.050000
March 31, 2010	$0.049585	$0.050000
February 26, 2010	$0.049585	$0.050000
January 29, 2010	$0.049585	$0.050000
December 31, 2009	$0.049585	$0.050000
November 30, 2009	$0.049585	$0.050000
October 30, 2009	$0.049585	$0.050000
September 30, 2009	$0.049585	$0.050000

Annual dividend payments per share
	Fiscal 2010	Fiscal 2009	Fiscal 2008
Class A Voting Shares	$0.59502	$0.59502	$0.553345
Class B Non-Voting Shares	$0.60000	$0.60000	$0.558325

DIRECTORS

Name and municipality of residence	Director since:	Principal occupation
Fernand Bélisle Breckenridge, Quebec	January 2009	Independent consultant and corporate director
John M. Cassaday Toronto, Ontario	September 1999	President and Chief Executive Officer, Corus Entertainment Inc.
Dennis Erker Edmonton, Alberta	September 1999	Partner, Fairly Erker Advisory Group
Carolyn Hursh Calgary, Alberta	December 2005	Chairman, James Richardson & Sons, Limited
Wendy A. Leaney Toronto, Ontario	July 2000	President, Wyoming Associates Ltd.
Susan Mey Toronto, Ontario	January 2009	President and Chief Executive Officer, The Green Cricket Inc.
Ronald D. Rogers Calgary, Alberta	December 2003	Corporate director/trustee
Terrance Royer Calgary, Alberta	September 1999	Chairman, Royco Hotels Ltd.
Heather A. Shaw Calgary, Alberta	September 1999	Executive Chair, Corus Entertainment Inc.
Julie M. Shaw Calgary, Alberta	September 1999	Vice President, Facilities, Design and Management, Shaw Communications Inc.

Each director of Corus has been engaged for more than five years in his or her principal occupation, except as follows:

•	Ms. Mey was President and Chair of the Board of Kodak Canada Inc. from 2005 to 2007. Prior to joining Kodak, Ms. Mey was General Counsel for The T. Eaton Company Ltd.;

Each director named above was appointed a director on January 13, 2010 and will hold office until the next scheduled annual meeting of shareholders.  Thereafter, each director will be elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

To the knowledge of the Company and based upon information furnished to it by the proposed nominees for election to the Board of Directors, no such nominee is or has been, during the 10 years ending October 31, 2010, a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subjects to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

•
Mr. Bélisle was a director, from 1997 to 2003, of Cable Satisfaction International Inc., a company which was placed under the protection of the Companies’ Creditors Arrangement Act (“CCAA”) in June 2003 and emerged from CCAA in February 2007.

•
Mr. Rogers was a director, from February 2001 to June 2002, of G.T. Group Telecom Inc., a company which was placed under the protection of the Companies’ Creditors Arrangement Act (“CCAA”)  and of Section 304 of the U.S. Bankruptcy Code in June 2002.  The Ontario Superior Court of Justice sanctioned and approved the company’s plan of arrangement and reorganization in December 2002.

To the knowledge of the Company and based upon information furnished to it by the proposed nominees for election to the Board of Directors, no such nominee is or has been, during the 10 years ending October 31, 2010, a director, chief executive officer or chief financial officer of any issuer that was subject to a cease trade order, or an order similar to a cease trade order, or an order that denied the relevant company access to exemption under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued while that director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event which occurred while the director was acting in such capacity.

The Board of Directors has four committees made up of the following members:

Committee	Members
Executive Committee	Heather A. Shaw - Chair John M. Cassaday Carolyn Hursh Terrance Royer Ronald D. Rogers
Audit Committee	Ronald D. Rogers - Chair Fernand Bélisle Wendy A. Leaney
Human Resources Committee	Terrance Royer - Chair Dennis Erker Susan Mey
Corporate Governance Committee	Carolyn Hursh - Chair Terrance Royer Julie Shaw

OFFICERS

Name and municipality of residence	Position with Corus
Hal Blackadar Oakville, Ontario	Executive Vice President and interim President of Radio
John M. Cassaday Toronto, Ontario	President and Chief Executive Officer
Scott Dyer Toronto, Ontario	Executive Vice President, Shared Services and Chief Technology Officer
Gary Maavara Toronto, Ontario	Executive Vice President, General Counsel
Kathleen McNair Toronto, Ontario	Executive Vice President, Human Resources and Corporate Communications
Doug Murphy Toronto, Ontario	Executive Vice President and President of Corus Television
Thomas C. Peddie FCA Toronto, Ontario	Executive Vice President and Chief Financial Officer
John R. (Jack) Perraton Calgary, Alberta	Corporate Secretary
Heather A. Shaw Calgary, Alberta	Executive Chair

As of October 31 2010, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over 1,481,834 Class A Voting Shares and 2,760,654 Class B Non-Voting Shares, representing 43.1% and 3.5% of the issued and outstanding Class A Voting Shares and Class B Non-Voting Shares, respectively.

AUDIT COMMITTEE

Charter

The text of the Audit Committee’s Charter is attached as Schedule A.

Composition of the Audit Committee

The Company’s Audit Committee is composed of Ronald D. Rogers, Fernand Bélisle and Wendy A. Leaney, each of whom is a financially literate, independent director of the Company.  The relevant education and experience of each Audit Committee member is outlined below:

Ronald D. Rogers (Chair)

Mr. Rogers holds a Bachelor of Commerce degree.  Mr. Rogers retired as Senior Vice President and Chief Financial Officer of Shaw Communications Inc. in August of 2004.  Mr. Rogers serves as a Director for Transforce Inc. and as a Trustee for Parkland Income Fund.  Mr. Rogers is a chartered accountant and a member of the Alberta Institute of Chartered Accountants.  Mr. Rogers has an extensive background in business and finance including positions as President of Greb Footwear and CFO of Moore Corporation.

Fernand Bélisle

Mr. Bélisle holds a Bachelor of Arts degree.  Mr. Bélisle is a consultant to Canadian broadcast companies. Mr. Bélisle served as Vice Chair (Broadcasting) of the Canadian Radio-television and Telecommunications Commission (CRTC). This followed a series of senior positions at the CRTC and the Department of Communications which is now known as the Department of Canadian Heritage. Mr. Bélisle’s business career has included positions with Télémedia Communications Ltd. and in audit and tax specialist roles with Coopers & Lybrand. Mr. Bélisle is a past director of Corus Entertainment Inc.

Wendy A. Leaney

Ms. Leaney is President of Wyoming Associates Ltd., a private investment and consulting firm based in Toronto.  Prior to that, Ms. Leaney was Managing Director and Co-Head Global Communications Finance for TD Securities Inc.  Ms. Leaney serves on the Board of Canadian Western Bank.  She holds a Bachelor of Arts (Hon.) degree from the University of Toronto and is a graduate of the Advanced Management Course at the University of Western Ontario.  Ms. Leaney is also a graduate of the Canadian Securities Course and a Fellow of the Institute of Canadian Bankers.

Principal Accounting Fees and Services - Independent Auditors

Fees payable to the Registrant’s independent auditor, Ernst and Young LLP, for the years ended August 31, 2010 and 2009 totaled $1,788,767 and $1,962,040, respectively, as detailed in the following table.  All funds are in Canadian dollars:

	Fiscal year ended August 31,
	2010	2009
Audit fees	1,474,357	1,568,000
Audit-related fees	164,488	375,000
Tax fees	29,922	18,000
All other fees	120,000	1,040
Total	1,788,767	1,962,040

The nature of the services provided by Ernst and Young LLP under each of the categories indicated in the table is described below:

Audit Fees

Audit fees were for professional services rendered by Ernst and Young LLP for the audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under “Audit Fees” above.  These services consisted of employee benefit plan audits, non-statutory audits of wholly-owned subsidiaries, assistance with the Company’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002, assistance with the adoption of International Financial Reporting Standards (IFRS), system conversion audits, and assistance with an SEC query in fiscals 2009 and 2010.

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

As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst and Young LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company’s policy and pre-approval procedures.  In fiscal 2010, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the de minimus exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

MATERIAL CONTRACTS

Senior Secured Credit Facility

A syndicate of lenders has provided Corus with a senior secured revolving term credit facility (the “Revolving Facility”) under the Amended and Restated Credit Agreement dated as of February 11, 2010 (the “Credit Agreement”).

The Revolving Facility consists of a committed credit of $500 million that matures February 11, 2014. As a revolving facility, amounts borrowed may be repaid and re-borrowed as required through the term of the Revolving Facility. The commitment expires at the maturity date and there are no mandatory reductions to the committed amount, subject to certain covenants, during the term of the facility. As at August 31, 2010, $210 million was drawn against the Revolving Facility.

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

The Credit Agreement requires that Corus comply on a quarterly basis with certain financial covenants, including maximum debt to cash flow ratio tests and a minimum interest coverage ratio test. The  Credit Agreement also includes negative covenants that, subject to certain exceptions, may restrict or limit the ability of Corus (and its significant operating subsidiaries) to, among other things, incur, assume or permit to exist additional indebtedness or encumbrances, engage in mergers, consolidations, amalgamations or other reorganizations, sell or otherwise dispose of significant assets, make investments, declare dividends or repurchase equity securities, engage in activities that adversely affect the ranking or validity of the lenders’ security.

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

Trust Indenture for 7.25% Senior Unsecured Guaranteed Notes due 2017

On February 11, 2010 Corus issued $ 500 million in Senior Unsecured Guaranteed Notes bearing interest at 7.25% per annum and maturing on February 10, 2017 (the “Notes”). The Notes are governed under a Trust Indenture with BNY Trust Company of Canada (formerly CIBC Mellon Trust Company), as Trustee dated February 11, 2010 (the “Indenture”). Terms of the Notes include those stated in the Indenture.

The Notes are unsecured. Subsidiaries that have provided guarantees under the Credit Agreement  also provide unsecured guarantees on the Notes. Interest is payable semi-annually in arrears in equal installments on February 10 and August 10 of each year that the Notes are outstanding. Interest on the Notes will be computed on the basis of a year of 365 or 366 days, as the case may be, based on the actual number of days elapsed and will accrue from day to day. The Notes are redeemable at the option of Corus, in whole or in part, at any time on or after February 10, 2013 at specified redemption prices, plus accrued and unpaid interest thereon.

The Indenture governing the Notes contains covenants that, among other things and subject to exceptions and qualifications, may limit or restrict Corus’ ability to engage in transactions with affiliates, incur additional indebtedness, sell or otherwise dispose of significant assets, declare dividends or repurchase equity securities, make investments, engage in mergers, consolidations, amalgamations or other reorganizations that result in a change of control, create unrestricted subsidiaries, incur or suffer to exist liens, or, in the case of restricted subsidiaries, guarantee indebtedness.

INTERESTS OF EXPERTS

The Company’s auditors are Ernst & Young LLP.  The Company’s audited consolidated financial statements for the year ended August 31, 2010 have been filed under National Instrument 51-102 - Continuous Disclosure Obligations.  Ernst & Young LLP has communicated to the Company that, in their opinion, they are independent of the Company within the meaning of the Securities Act and the applicable rules and regulations adopted by the U.S Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

The Company’s financial information is provided in the audited annual financial statements and notes and management’s discussion and analysis for the year ended August 31, 2010.  These documents and additional information relating to Corus may be found on SEDAR at www.sedar.com and may also be obtained upon request from the Secretary of the Company at its Corporate office at Suite 501, 630 3rd Avenue S.W., Calgary, Alberta, T2P 4L4.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company endorses the principles that sound corporate governance practices (“Corporate Governance Practices”) are important to the proper functioning of the Company and the enhancement of the interests of the shareholders.

The Company’s Statement of Corporate Governance Practices as they compare to the CSA Guidelines on Corporate Governance, and the charter of the Board of Directors may be found in the Company’s most recently filed Management Information Circular. In addition, the Company is also in compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and related U.S. requirements as summarized on the Company’s website www.corusent.com in the Investor Relations section.

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

3.         Duties and Responsibilities

The Committee has the responsibilities and powers set forth in this Charter:

General

3.1	The Committee shall review and reassess the charter at least annually and obtain the approval of the Board.

3.2	The Committee shall perform an evaluation of its performance at least biennially to determine whether it is functioning effectively.

3.3	The Committee shall review, at least on an annual basis, and approve the Company’s policies for hiring existing and former employees and partners of the external auditors.

3.4	The Committee shall meet separately, periodically, as it deems appropriate, with management, with internal auditors and with external auditors.

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

CORUS ENTERTAINMENT INC.

Date: November 5, 2010	By:	/s/ THOMAS C. PEDDIE
	Name:	Thomas C. Peddie
	Title:	Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1	Comparative consolidated financial statements for the year ended August 31, 2010, together with the auditors’ reports thereon
99.2	Management’s Discussion and Analysis of Operating Results and Financial Position
99.3	Consent of auditors - Ernst & Young LLP dated November 5, 2010.
99.4	Officers’ certifications required by Rule 13a-14(a) or Rule 15d-14(a).
99.5	Officers’ certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
99.6	Code of Conduct